As confidentially submitted to the Securities and Exchange Commission on August 1, 2025

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OBOOK Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	7372	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

9F., No. 28, Wencheng Rd., Beitou Dist.,

Taipei City 112, Taiwan,

Republic of China

+886-2-6610-0180

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications

sent to agent for service, should be sent to:

Ching-Yang Lin, Esq. Sullivan & Cromwell (Hong Kong) LLP 20th Floor, Alexandra House 18 Chater Road, Central Hong Kong +852-2826-8688	Darren Wang OBOOK Holdings Inc. 9F., No. 28, Wencheng Rd., Beitou Dist., Taipei City 112, Taiwan, Republic of China +886-2-6610-0180

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion),

Dated     , 2025

OBOOK Holdings Inc.

     Class A Common Shares

This prospectus relates to registration of the resale of up to Class A Common Shares of OBOOK Holdings Inc., by our shareholders identified in this prospectus, referred to as the registered shareholders. Unlike an initial public offering, the resale by the registered shareholders is not being underwritten by any investment bank. The registered shareholders may, or may not, elect to sell their Class A Common Shares covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the Nasdaq Global Market of the Nasdaq Stock Market LLC, or Nasdaq, at prevailing market prices. See the section titled “Plan of Distribution.” If the registered shareholders choose to sell their Class A Common Shares, we will not receive any proceeds from the sale of Class A Common Shares by the registered shareholders.

No public market for our shares currently exists. Our Class A Common Shares have an extremely limited history of trading in private transactions. From January 2023 to June 2024, we sold an aggregate of 2,757,168 shares of Class A Common Shares to investors in a private placement, at a price of US$6.53 per share. From November 2024 to February 2025, we sold an aggregate of 400,000 shares of Class A Common Shares to investors in a private placement, at a price of US$7.40 per share. From April 2025 to July 2025, we sold an aggregate of [1,527,570] shares of Class A Common Shares to investors in a private placement, at a price of US$10.00 per share. All such share sales were in private placements outside of the United States to non-U.S. persons in reliance on Regulation S under the Securities Act or pursuant to other applicable safe harbors or exemptions under the Securities Act. For more information, see the section titled “Sale Price History of Our Class A Common Shares.” Our recent trading prices in private transactions may have little or no relation to the opening public price of our Class A Common Shares on Nasdaq or the subsequent trading price of our Class A Common Shares on Nasdaq. Further, the listing of our Class A Common Shares on Nasdaq without an underwritten initial public offering is a novel method for commencing public trading in our Class A Common Shares, and consequently, the trading volume and price of our Class A Common Shares may be more volatile than if our Class A Common Shares were initially listed in connection with an underwritten initial public offering.

On the day that our Class A Common Shares are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which D. Boral Capital LLC, or the Advisor, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our Class A Common Shares are ready to trade, Nasdaq will confirm the Current Reference Price for our Class A Common Shares, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our Class A Common Shares on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e., the specified price entered in an order by a customer to buy or sell) at which our Class A Common Shares will remain unmatched (i.e., will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. The registered shareholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the Advisor in carrying out its role as a financial adviser. The Advisor will determine when our Class A Common Shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see the section titled “Plan of Distribution.”

We will apply to list the Class A Common Shares on the Nasdaq, under the symbol “OWLS.” We expect our Class A Common Shares to begin trading on or about     .

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

We will be a “controlled company,” within the meaning of the applicable the rules of Nasdaq, since Darren Wang, our founder and CEO, will have   % of the total voting power of the Company as of consummation of the listing. See “Principal and Registered Shareholders” for details.

See “Risk Factors” on page 21 to read about risks you should consider before investing in the Class A Common Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have two classes of authorized common shares, Class A Common Shares and Class B Common Shares. Holders of Class A Common Shares and Class B Common Shares have the same rights except for voting and conversion rights. Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. Each Class B Common Share is convertible to one Class A Common Share at any time at the option of the holder thereof. Class A Common Shares are not convertible into Class B Common Shares under any circumstances. See “Principal and Registered Shareholders” and “Description of Share Capital” for details.

Prospectus dated    , 2025

-i-

For investors outside of the United States of America (the “United States”): Neither we nor any of the registered shareholders have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A Common Shares by the registered shareholders and the distribution of this prospectus outside of the United States.

Neither we nor any of the registered shareholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we nor any of the registered shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the registered shareholders are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the Class A Common Shares.

Until     , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A Common Shares, whether or not participating in this offering, may be required to deliver a prospectus.

-ii-

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form F-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this process, the registered shareholders may, from time to time, sell the Class A Common Shares covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution”. You may obtain this information without charge by following the instructions under the “Where You Can Find Additional Information” section appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A Common Shares.

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our historical consolidated audited financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our Class A Common Shares.

Our Mission

Our mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations.

Overview of OwlTing Group and the OwlPay Platform

We believe in the power of blockchain technology and have focused on leveraging it to optimize and in some cases transform the way enterprises operate. Established in 2010 in Taiwan, we operate as the OwlTing Group and have delivered solutions to various industries and are expanding actively into multiple markets including the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand, as well as jurisdictions in South America and the EU. Through our e-commerce, hospitality and payments offerings, we are committed to serving businesses and individuals whose commercial activities involve cross-border transactions.

From our earliest days with our product OwlTing Market™, our e-commerce platform that was designed to connect local Taiwanese farmers and merchants with their customers, we have worked closely with the merchants on our platform and come to understand their business pain points. Our OwlTing Blockchain Services™ emerged from such business understanding, and we have aimed to build a blockchain traceability solution that empowers organic farmers with better transparency of their business and operations, which can be extended to other use cases.

By building our expertise in blockchain ledger transaction models, we concluded that the prevention of double spending with the use of timestamps and proof of work could also be utilized in the hospitality industry, which faces the need to address double-booking problems. We thus expanded into the hospitality sector in 2018 by offering innovative solutions to hotels and other hospitality industry customers through our platforms, including the OwlNest™ hotel property management system, or PMS, that leverages blockchain technology to prevent double bookings. We also launched the OwlJourney™, an online travel agency, or OTA, platform that benefits from accurate real-time inventory data from integration with OwlNest’s inventory system, to empower travel service providers with optimized efficiencies. In addition, our OwlTing Experiences™, also an OTA, focuses on offering curated local activity and tour options for lodging guests, enriching their travel experiences beyond accommodations.

As we further developed our presence in the hospitality industry, we also gained a first-hand understanding of the challenges of cross-border payments faced by our hospitality clients. We saw the issues faced by our hospitality clients and their two most prominent pain points in the payment process: high processing costs from cross-border transactions and delayed settlement from the payers, including large OTAs.

In response, we launched OwlPay™ in 2023 intending to enable businesses in the hospitality sector and beyond to use stablecoins and/or fiat currency in payouts to global suppliers. OwlPay is an application programming interface, or API, based payment suite with secure, real-time and cost-effective one-stop payment solutions covering a range of services from payment gateway to business payout. Using blockchain technology and developer-friendly APIs for integration, OwlPay aims to payments for both businesses and consumers.

OwlPay is a full-stack payment service suite that supports multiple payout settlement routes, not only in fiat currency but also in stablecoin USD Coin (“USDC”) backed by U.S. dollar-denominated assets, through various product offerings. We currently offer various solutions for both platform solutions that provide user interfaces to our end users and infrastructure solutions that support third-party providers, through OwlPay Payment, OwlPay Wallet Pro and OwlPay Harbor within the OwlPay suite. OwlPay Payment provides user interfaces that offer services ranging from payment gateway to various payout solutions in stablecoin and fiat currencies. OwlPay Wallet Pro is a platform product that provides a hosted wallet for business customers and an unhosted wallet for individual users, supporting stablecoin on/off-ramp services and enabling both business and individual customers to receive and send money both domestically and internationally within minutes, with stablecoins over the public blockchain ledgers Ethereum, Avalanche, Polygon, Optimism, Arbitrum and Stellar. We also provide an infrastructure solution: OwlPay Harbor—our proprietary API packages—provides the functionalities of payment gateway collection of customers fund via stablecoins, on/off-ramp between fiat currencies and stablecoins, cross-chain transactions between USDC across different blockchains, and payout capabilities, empowering third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions to offer stablecoin-based payment gateways, on/off-ramp services, cross-chain transactions, and payouts to their end users by leveraging our infrastructure. We currently provide these API packages across multiple blockchains, including EVM-compatible networks and the Stellar network, where we serve as a “Stellar Anchor”, and we plan to extend coverage to Solana. We also plan to provide Wallet-as-a-Service (WaaS), allowing enterprises to customize and deploy wallets for their end users.

For our end customers holding a wallet with our OwlPay Wallet Pro, we provide the on/off-ramp services to facilitate conversion between USDCs and U.S. dollars, both directly interfacing our products and through our third-party collaborators and service providers, MoneyGram and MoonPay. For business customers that wish to leverage USDC, we offer on/off-ramping services via wire transfers and automated clearing houses (“ACH”). For individual customers, we offer on/off-ramping services via wire transfers and ACH, as well as via cash and credit card leveraging our collaborations with MoneyGram and MoonPay, respectively. We plan to further expand our on/off-ramping capabilities via debit cards using VISA Direct. Such conversion services are also available to customers of third-party wallet providers or financial institutions using OwlPay Harbor, our proprietary API package that enables third-party users to access our conversion capabilities, between fiat currencies and stablecoins, as well as between USDC across different blockchains (which also integrates stablecoin-based payment gateway solutions and payout capabilities). All transactions are within standard security and compliance infrastructure on par with a traditional financial institution. To make transactions more convenient for our OwlPay Wallet Pro customers on supported blockchains, we handle the payment of the gas fees (which are transaction fees paid for executing transactions on a blockchain network, typically paid in the digital asset native to such blockchain network) incurred on these blockchains on behalf of our OwlPay Wallet Pro customers for certain types of customers and transactions, so that these customers do not need to hold the native digital assets of the transaction chain. We currently support OwlPay Wallet Pro’s customers to send, receive and hold USDC, EURC, ZUSD, and GYEN and the conversion between USD and USDC. Additionally, for individual customers, we also support sending, receiving and holding native digital assets. OwlPay’s customers are currently able to access various fiat currency and USDC payment options and perform these payment transactions within OwlPay suite. We plan to expand OwlPay Wallet Pro services to support more blockchains, including Base and Solana and plan to diversify our stablecoin offering to enable a broader set of conversion corridors between fiat currencies and stablecoins, as well as to facilitate foreign exchange transactions using stablecoins in the future. We have also rolled out our OwlPay Harbor services to other participants in the digital asset economy and payment industry, including serving as a “Stellar Anchor” for on/off-ramping USDC on Stellar to third parties on the Stellar Network and supporting EVM-compatible blockchains, and plan to expand coverage to Solana.

OwlPay is designed to simplify backend financial operations and cross-border transactions. For potential business clients without in-house technical teams to support system integration but requiring payment gateway and cross-border payout services, we offer OwlPay Payment—an user interface solution that seamlessly connects with their bank accounts/wallets, facilitating vendor and order management, mass payouts, real-time exchanges and automated payment processes using fiat currency and USDC. The payout transactions are signed using hardware security module technology, a specialized security device used to manage, process and store digital keys securely, in order to ensure cryptographic operations are performed within a tamper-resistant environment. All of these features enhance the payment experience for businesses, especially SMEs that have limited scale of operations but still require efficient cross-border payment solutions. Beyond business clients, we expect to further develop and release services for individual customers that would integrate payment services offered by card networks, such as VISA Direct, to provide our individual customers a convenient way to send funds from a bank or card account to another party’s card or bank account within the same card network.

Within the OwlPay suite, our customers can access various fiat currency and USDC payment options and seamlessly perform transactions through different solutions, and we believe we are an early mover to provide the one-stop service framework which enables businesses to collect payments from end-users and make payments to vendors, with the flexibility to settle transactions in either fiat currency or USDC and enables individuals a simpler, more convenient and faster way to perform cross-border transactions and remittances.

According to CB Insights’ latest Stablecoin Market Map, OwlTing is ranked among the top 2 global players in the “Enterprise & B2B” category, earning a high Mosaic score of 832—underscoring its leadership in blockchain-powered financial infrastructure for businesses. OwlPay for its business customers supports B2B stablecoin transactions via a hosted wallet infrastructure and a comprehensive suite of services, including stablecoin payment gateway services, on/off-ramp capabilities, cross-chain transfers and payout services. These services enable key use cases such as e-commerce payments, cross-border remittances, payroll, and treasury management. The Mosaic score—CB Insights’ proprietary metric evaluating market opportunity, momentum, and financial strength—highlights OwlTing’s strong market positioning and growth potential in the enterprise stablecoin ecosystem.

OwlPay continues to build multi-jurisdictional capabilities and aims to expand its service offerings internationally. For example, we currently hold money transmitter licenses, or MTLs, in 35 states in the United States and the Virtual Asset Service Provider, or VASP, registration in Poland, and the Electronic Payment Instrument Service Provider, or EPISP, registration in Japan. We are in the process of applying for MTLs in remaining states in the United States, a fund transfer service license and a stablecoin license in Japan, a major payment institution license in Singapore and a money service operator license in Hong Kong; and we expect to upgrade the qualification as a Crypto Asset Service Provider, or CASP, under Markets in Crypto-Assets Regulation (MiCAR) in the EU. We also plan to further expand to Brazil, Argentina and other markets in South America where we could provide virtual asset services without being subject to licensing requirements.

We believe our payment business powered by blockchain technology will be the most significant driver of our future business expansion plans. We believe our expansion into new products and markets from our current customer-centric businesses will enable us to capture cross-selling opportunities with our existing relationships in the e-commerce and hospitality industries, and to grow into a comprehensive cross-border payment solution suite and business ecosystem.

For the year ended December 31, 2024, our company’s total revenue was comprised of our operations in the following main business segments: (i) Payments contributed to 53% of our total revenue; (ii) Hospitality (which include software services and platform services) contributed to 37% of our total revenue; and (iii) E-commerce contributed to 10% of our total revenue.

OwlPay’s Market

OwlPay aims to serve the cross-border payments markets, including our own end customers and those through third-party participants in the digital assets economy and in the payment industry. According to the 2024

McKinsey Global Payments Report, the global payment industry handled US$1.8 quadrillion in transaction value in 2023; global payment revenue, comprised of both commercial and consumer domestic and cross-border payment services, reached an all-time high of over US$2.4 trillion in 2023 and will reportedly grow at a 5% annual rate after 2023. It is also expected to exceed US$3.1 trillion by 2028 according to the same report. We believe that cross-border payment dynamics are robust, and according to the 2024 McKinsey Global Payments Report, global revenue from cross-border transactions was estimated at around US$288 billion in 2023, a 20% increase from the previous year.

OwlPay targets cross-border B2B business payments and B2C payments. According to the 2024 McKinsey Global Payments Report, the global B2B cross-border payments market has witnessed significant growth and transformation, with cross-border payment revenue totaling approximately US$210 billion in 2023. North America, Latin America and the EMEA experienced double-digit revenue growth, while the Asia-Pacific region (excluding China) saw a 25% increase in 2023, according to the same McKinsey report. OwlPay also provides individuals with the ability to transfer funds cross-border within minutes with stablecoins. OwlPay also provides individuals with the ability to transfer funds cross-border within minutes with stablecoins. We believe that the remittance market, which represents C2C payments, also plays an important role in the global payment ecosystem.

Along with its growth, we believe that the B2B payment market is experiencing changes in the form of waves of digitization and innovation. While fintech innovators have accelerated the digitization of B2C/C2C payments, B2B payments remain highly reliant on legacy systems, leaving payors and payees with significant challenges that include access to fewer correspondent banks, slow settlement, high overall costs and a lack of transparency. Intermediary banking today remains the most prevalent cross-border payment method. We believe that the total available market size for B2B payments is significant and rapidly expanding as trends towards digitization broaden access to more users. By offering modernized, streamlined end-to-end payment solutions, we believe that we are well-positioned to capitalize on its early mover advantage in the blockchain-enabled payment industry to capture a meaningful share of the growing B2B and B2C markets.

OwlPay’s Competitive Strengths

According to CB Insights’ latest Stablecoin Market Map, OwlTing ranks among the top 2 global players in the ‘Enterprise & B2B’ category, with a Mosaic score of 832—demonstrating its leadership in blockchain-powered financial infrastructure for businesses. Our OwlPay solution facilitates B2B stablecoin transactions through hosted wallet, stablecoin payment gateway, conversion, and payout services, enabling key use cases such as cross-border payments, payroll, and treasury management. The Mosaic score—CB Insights’ proprietary metric—assesses a company’s market opportunity, momentum, and financial strength, further highlighting OwlTing’s strong position and growth potential in the enterprise stablecoin space. We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

•	Early mover advantage in the payment industry. We are an early mover in the use of blockchain technology and stablecoin to provide a one-stop payments framework.

•

Our global licensing infrastructure. We have built and are continuing to build our global licenses portfolio that could help us expand our reach for clients and potential collaborations with financial service providers.

•	Our AML and cybersecurity capability. We collaborate with industry leading AML diligence service providers to deliver integrated products and invest in data security.

•

Our understanding of blockchain technology and its diverse applications. We have almost a decade of experience in applying blockchain technology to businesses and are committed to applying blockchain technology to improve operational efficiency for businesses in multiple industries.

•

Our platform in business services. Our E-commerce and Hospitality business segments provide a network of established customers and market players as the initial customer base for our payment products and services, creating opportunities for faster adoption.

Our Current Products and Services

Since our founding, we have developed, and continue to develop and deploy, a range of technology products and services, including those leveraging blockchain technology, to meet the needs of specific business sectors and to address the common challenges faced by clients and individuals, including:

•	Payment products and services under OwlPay

•	Platform solutions, including payment gateway services and payout services under OwlPay Payment and digital-asset based transaction services under OwlPay Wallet Pro

•	Infrastructure solutions with capabilities access via API package under OwlPay Harbor

•	Hospitality products and services

•	Hospitality-related software services under OwlNest

•	Hospitality-related platform services, including the OTA platforms OwlJourney and OwlTing Experiences, and self-branded offline platform services providing accommodation under OwlStay

•	E-commerce platform and services under OwlTing Market

Our Customers

Our main client base for payment services consists of businesses and individuals involved in cross-border payments. Both payers and payees could be our customers across our OwlPay ecosystem. Within the OwlPay, payers can use the OwlPay Payment, a platform to conduct cross-border payout, whether as business payment to vendors or individual remittances to family. With our payment gateway services, the merchant-payees receiving consumer payments are also our customers. Additionally, payees can open a wallet through OwlPay Wallet Pro to receive funds. We also offer OwlPay Harbor, our proprietary API package that enables third-party users to access our capabilities—stablecoin payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions, where third-party wallet providers and financial institutions are our customers for our seamless fiat-to-stablecoin conversions and payout services, which these customers could further extend to their end users. Our services provide businesses and individuals with a flexible bridge between traditional finance and digital assets, improving liquidity and transaction efficiency, and enable merchants and platform operators to quickly settle payments with customers who prefer using digital assets. Our key target markets for payment service expansion include the United States, Japan, the EU, South America, Singapore and Hong Kong. We hope to leverage our collaborators’ networks and establish connections with financial institutions to expand our customer base. OwlPay is targeting wallet service providers, financial institutions, e-commerce platforms, and large OTAs. We also anticipate serving merchants in other segments, such as ticketing companies that process flight and transportation bookings, as well as logistics companies that handle international merchandise shipments, both of which rely heavily on global vendor payments and cross-border transactions. As an example of our customer for payment services, OwlPay has a contracted customer that is a digital assets economy participant, which provides platforms for its clients to engage in fintech innovation and digital asset management. As these clients of our customer conducts business using USDC, our customer has set up a hosted wallet through OwlPay Wallet Pro to receive USDC from their clients and, through our on/off-ramp services, facilitate conversion from USDC into USD for their clients, and thus streamlining the financial operations.

Our hospitality services include software services and platform services. OwlNest and OwlJourney serve SMEs in the hospitality sector, including hotels and B&Bs. OwlTing Experiences provides travelers with travel activities and experiences as we connect with travel experience business owners and OwlStay provides travelers with room accommodation services. Our hospitality services have footprints into several regional markets, including Taiwan, Japan, Malaysia, Thailand and the United States. OwlTing Market, our e-commerce platform, provides a platform for farmers and small business owners in Taiwan to extend their reach to end consumers.

Our Growth Strategies

We aim to maintain and strengthen our position and intend to pursue the following key strategies:

•	Continue to expand our OwlPay business operations organically by leveraging existing and future business collaborations;

•	Explore strategic acquisitions and transactions; and

•	Expand regional licensing and approvals to operate in additional jurisdictions.

Our Corporate Structure and History

Darren Wang, a serial entrepreneur and blockchain industry angel investor, founded the OwlTing Group in 2010. We are a blockchain technology company headquartered in Taipei, Taiwan and have subsidiaries in the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand. We were incorporated under our current holding company, OBOOK Holdings Inc., under the laws of the Cayman Islands in April 2011. We believe developing and managing our diverse business operations by business segments and groups enables us to formulate more effective business strategies and operating guidelines that fit the needs of the group. The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus:

OBOOK Holdings Inc.
Place of incorporation – CAYMAN ISLANDS
100%
OBOOK Inc.
Taiwan
100%
OWLSTAY Inc.
Taiwan
100%
OWLTING Travel Service Inc.
Taiwan
99.375%
PayNow Inc.
Taiwan
100%
OWLTING USA, INC.
USA
100%
OWLNEST Inc.
USA
100%
OWLTING Japan Inc.
Japan
14%
86%
OWLPAY Japan Inc.
Japan
100%
OWNPAY Holdings PTE. LTD.
Singapore
100%
OWLTING HK Inc. Limited
Hong Kong
100%
OWLTING EU LLC.
Poland
100%
OWLTING Malaysia SDN. BHD.
Malaysia
97%
OWLTING (THAILAND) CO. LTD.
Thailand

We are continuously developing and deploying easy access to blockchain solutions for industries that have a need for cost-effective resilience and transparency across the globe. OwlTing Market was our first business line developed. It continues to serve as a platform dedicated to enabling Taiwanese local businesses and farmers to reach out directly to end consumers. We offer consumers diverse and high-quality products through OwlTing Market’s stable business relationships with small- and medium-sized farmers and businesses in Taiwan.

We expanded our footprint into the hospitality sector in 2018 by introducing OwlNest, a powerful and easy-to-use hotel PMS leveraging blockchain technology, which now connects more than 2,500 hospitality providers with their customers. We also launched the OTA platforms OwlJourney and OwlTing Experiences to provide various types of properties and tours for travelers. Additionally, we launched the platform offline services to offer accommodations under our own brand OwlStay.

In 2023, we launched OwlPay, a payment platform specifically developed to simplify backend financial operations in connection with cross-border transactions.

In May 2023, we further enhanced our payments offerings by acquiring PayNow, a prominent Taiwanese payment gateway service provider, in order to deliver current and future one-stop payment solutions from payment gateway to business payout solutions with fiat currency, credit cards and stablecoin.

Today, we have an international team of more than 200 professionals, dedicated to driving innovation, simplifying complex processes and fostering global connections through blockchain technology.

Our strategic investors include SBI Holdings, a leading Japanese financial services company that made an investment of US$17.5 million in us in 2018. Additional investments in our company include those from the major shareholder and chairman of Globe Union Industrial Corp (TPE: 9934) in 2017, the owner family of Howard Hotel Group in 2018, the National Development Fund, Executive Yuan of Taiwan in 2020, MaiCoin and the owner family of Taiwan Toyota (Hotai Motor Co., Ltd., TPE: 2207) in 2022, the Stellar Development Fund in 2023, Taiwan-based family funds and United Kingdom-based institutional investors in 2024 and 2025.

As of the end of 2024, we had raised financing totaling approximately US$53.7 million. In 2025, we further raised an additional US$16.2 million via equity and US$2.5 million via SAFE agreements, and our cumulative fund raised since inception amounts to approximately US$72.4 million, providing a strong foundation for our continued global expansion. All such equity financing were in private placements outside of the United States to non-U.S. persons or pursuant to other applicable exemptions under the Securities Act.

Summary of Risk Factors

You should carefully consider all of the information in this prospectus before making an investment in the Class A Common Shares, especially the risks and uncertainties discussed under “Risk Factors,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please find below a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully in “Risk Factors.”

Risks Related to Our Business and Industry and Our Operations

•

Our growth may not be sustainable and depends on our ability to retain existing customers and users, attract new customers and users and increase processed volumes and revenue from both new and existing customers and users.

•

If we do not continue to improve our operational, financial and other internal controls and systems to manage growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

•

Our success depends on our ability to develop products and services to address the rapid and significant technological changes and evolving markets in the business sectors we compete in. If we cannot keep pace with rapid technological developments to provide new and innovative products and services, our business could be materially and adversely affected.

•

Our current operations are international in scope, and we plan to further expand globally, which may subject us to significant challenges, uncertainties and risks, including increasing obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions.

•

We face substantial and increasingly intense competition worldwide, including in the global payments industry, and we may compete against unregulated or less-regulated companies and companies with greater financial and other resources.

•	We have a new business model and a short operating history in developing and rapidly evolving markets for our products and services, which makes it difficult to evaluate our future prospects.

•

We make selective investments in new products and services and enhancement to our existing products and services, including with respect to industries and areas or technologies with which we have little or no prior development or operating experience, which may not be successful and may not achieve expected returns.

•	Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants.

•	Our strategy and focus on delivering high-quality, compliant, easy-to-use, and secure blockchain-related financial services may not maximize short-term or medium-term financial results.

•	Global and regional economic conditions may materially and adversely affect our business.

Risks Related to Our Financial Results

•	We have incurred operating losses in the past and we intend to continue to invest in our business. Thus, our ability to achieve or maintain profitability in the future is uncertain.

•

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all, and our existing credit facility and our senior notes contain, and any future debt financing may contain, covenants that impact the operation of our business and pursuit of business opportunities.

•

A significant amount of our business and revenues is derived from a relatively small number of customers, and the loss of these customers, including a reduction in their transaction volume, could have an adverse effect on our business, operating results and financial condition.

•	The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

•	Our financial results may fluctuate significantly and periodically, which may make our period-to-period results volatile and our future performance difficult to predict.

•	Fluctuations in exchange rates could result in foreign currency exchange losses in our business.

•

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics, including on digital assets.

Risks Related to Digital Assets and Stablecoin

•

The future development and growth of digital assets are subject to a variety of factors that are difficult to predict and evaluate. If the adoption and market acceptance of digital assets, in particular the stablecoin, does not grow as we expect, our business, operating results and financial condition could be adversely affected.

•

Due to unfamiliarity and some negative publicity associated with the blockchain economy, existing and potential customers may have less confidence in or be less receptive to our payment services utilizing stablecoin or wallet products for holding digital assets.

•

From time to time, we may encounter technical issues in connection with the integration of digital assets and changes and upgrades to their underlying networks, which could adversely affect our business.

•

We hold stablecoins and other digital assets for our business operations and are subject to the risks associated with such digital assets. While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions.

•

Depositing and withdrawing digital assets into and from our products involve risks, which could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business.

•

A particular digital asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.

Risks Related to Our Technology, Data Privacy and Intellectual Property

•

Business interruptions or systems failures, including any disruption in any of the blockchain networks we support, may impair the availability of our websites, applications, products or services, result in a loss of customers or funds or otherwise have an adverse effect on our business.

•

Our services must integrate with a variety of operating systems, software, hardware and web browsers. If we are unable to ensure that our services interoperate with such operating systems, hardware and web browsers, our business may be materially and adversely affected.

•

Our products and services may not function as intended due to errors in our software, hardware and systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

•

We and our merchants, collaborators and others who use our services obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.

•	Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business and financial condition.

Risks Related to Laws and Regulations

•

We may not be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines or penalties or force us to discontinue operations in such jurisdiction, any of which could have a material adverse effect on our business, financial condition and results of operations.

•	We are subject to AML, CTF and sanctions regulations, and failure to comply with these regulations may lead to administrative sanctions, criminal penalties and/or reputational damage.

•	We are subject to regulatory oversight and enforcement by authorities regulating financial services in the jurisdictions we operate, and subject to important obligations and restrictions.

•

We are subject to extensive regulations and supervision by the regulatory and law enforcement agencies regulating financial products and enforcing consumer protections laws, and changes in existing regulations or the implementation of future regulations may adversely affect our financial condition and results of operations.

•	We are subject to complex and evolving regulations and oversight related to data protection, privacy and information security.

•

Our provision of virtual currency-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affects our prospects or operations in this respect.

Risk Related to Third Parties

•

We have in the past, and may in the future, enter into collaborations, joint ventures or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties, or if these third parties fail to deliver certain operational services, our business, operating results and financial condition could be adversely affected.

•

Providers of payment solutions, including us, depend on both direct and sponsored membership in payment networks and compliance with payment network rules, or relationships with sponsoring financial institutions to provide access to those networks. Changes to payment card networks or bank fees, rules or practices could harm our business.

Risks Related to Doing Business in Taiwan

•	Our Taiwan subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy the liquidity requirements.

•	Our Taiwan subsidiaries are subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.

Risks Related to the Class A Common Shares

•	The trading prices of our Class A Common Shares are likely to be volatile, which could result in substantial losses to holders of our Class A Common Shares and could subject us to litigation.

•

Substantial future sales or perceived potential sales of our Class A Common Shares or other equity or equity-linked securities in the public market, including by our existing shareholders, could cause the price of our Class A Common Shares to decline significantly.

•	An active trading market for our Class A Common Shares on the Nasdaq might not be sustained and trading prices of our Class A Common Shares may fluctuate significantly.

•

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A Common Shares, the price of our Class A Common Shares could decline.

•	Our issuance of additional share capital in connection with financings, acquisitions, investments, equity incentive plans or otherwise will dilute all other shareholders.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

The Company will remain an emerging growth company under the JOBS Act until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which Class A Common Shares were offered in connection with this listing, (b) in which it has total annual gross revenues of at least US$1.235 billion, or (c) in which it is deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its common shares that are held by non-affiliates exceeds US$700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which it has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

Implications of Being a Foreign Private Issuer

The Company is an exempted company limited by shares incorporated in 2011 under the laws of the Cayman Islands with limited liability. We are a foreign private issuer within the meaning of the rules under the Exchange Act. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on     . Even after we no longer qualify as an emerging growth company, for so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. We will publish our results on a semi-annual basis through press releases. The related financial results and material events through press releases will be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

The Company is a non-U.S. company with foreign private issuer status and plan to be listed on the Nasdaq. Nasdaq rules permit a foreign private issuer such as us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq applicable to U.S. domestic public companies. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we are no longer qualified as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither emerging growth companies nor foreign private issuers.

See “Risk Factors—Risks Related to the Class A Common Shares—As a foreign private issuer in the United States, we are exempt from certain U.S. proxy rules and disclosure requirements under the Exchange Act, which may afford less protection to holders of our Class A Common Shares than they would enjoy if we were a domestic U.S. company.” and “—As a foreign private issuer in the United States, we are permitted to, and will, rely on exemptions from certain Nasdaq corporate governance standards, which may afford less protection to holders of our Class A Common Shares.”

Implication of Being a Controlled Company

We will be a “controlled company,” as defined under the rules of the Nasdaq, since Darren Wang, our founder and CEO, will have   % of the total voting power of the Company upon the consummation of this listing. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently intend to rely, on certain exemptions from corporate governance rules, including the exemption from the requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our director nominees be selected, or recommended for our board of directors’ selection, by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Conventions That Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“AML” are to anti-money laundering;

•	“ACH” are to automated clearing houses;

•	“APIs” are to application programming interfaces;

•	“B&B” are to bed and breakfast providers;

•	“B2B” are to transactions or business conducted between businesses;

•	“B2C” are to transactions or business conducted between businesses and consumers;

•	“C2C” are to transactions or business conducted between individuals;

•	“CAGR” are to compound annual growth rate;

•	“CEO” are to the chief executive officer of the Company;

•	“CFTC” are to the Commodity Futures Trading Commission;

•	“Class A Common Shares” are to the Class A common shares with nominal or par value of US$0.001 per share of OBOOK Holdings Inc.;

•	“Class B Common Shares” are to the Class B common shares with nominal or par value of US$0.001 per share of OBOOK Holdings Inc.;

•	“CTF” are to counter-terrorist financing;

•	“E-commerce” or “E-commerce platform” are to our business segment of e-commerce platform and services;

•	“EMEA” are to Europe, Middle East and Africa;

•	“EU” are to the European Union;

•	“EURC” are to a digital stablecoin managed by Circle and designed to track Euros in value;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“gas fees” are to transaction fees paid for executing transactions on a blockchain network, typically paid in the digital asset native to such blockchain network;

•	“GYEN” are to a digital stablecoin managed by GMO Trust and designed to track Japanese yen in value;

•	“Hospitality” or “Hospitality services” are to our business segment of hospitality products and services;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRS” are to International Financial Reporting Standards as issued by IASB;

•	“MSBs” are to the money services businesses;

•	“MTLs” are to money transmitter licenses;

•	“NTD” and “NT$” are to New Taiwan dollars, the legal currency of the Republic of China;

•	“OTAs” are to online travel agencies;

•	“OwlPay” are to our platform for payment-related products and services, including OwlPay Wallet Pro and PayNow except when distinguished as required by the context;

•	“OwlPay Holdings” are to OWLPAY HOLDINGS PTE. LTD, a company incorporated under the laws of Singapore and a wholly-owned subsidiary of the Company;

•	“Payment” or “Payment services” are to our business segment of payment products and services;

•	“PayNow” are to PayNow Inc.;

•	“PMSs” are to property management systems;

•	“PSPs” are to payment service providers;

•	“SaaS” are to software-as-a-service;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“SMEs” are to the small- and medium-sized enterprises;

•

“stablecoins” are a type of digital asset designed to maintain a relative stable value by tracking the price of a reserve asset, typically a fiat currency like the U.S. dollar or a commodity like gold. A USD stablecoin is a specific type of stablecoin that tracks the value of the U.S. dollar on a one-to-one ratio and is backed by reserves of U.S. dollars or equivalent assets.

•

“wallet” are to a set of network addresses on certain blockchain networks, each of which network address is generated through a unique “public key” and “private key” pair; “hosted wallet” are to a wallet for which the complete private key is held by a third-party wallet service provider such as us and the private key cannot be exported by the user; “unhosted wallet” are to a wallet for which at least some portion of the private key is held directly by the user (without which no transactions could be initiated from the wallet) and the portion of private key held by a third-party wallet service provider such as us can be exported by the user at any time;

•	“we,” “us,” “our company,” “our,” “the Company,” “OwlTing” and “OwlTing Group” are to OBOOK Holdings Inc., and, except where the context otherwise requires, its subsidiaries;

•	“US$,” “U.S. dollars” and “$” are to the legal currency of the United States;

•	“USDC” are to USD Coin, a digital stablecoin managed by Circle and designed to track U.S. dollars in value; and

•	“ZUSD” are to a digital stablecoin managed by GMO Trust and designed to track U.S. dollars in value.

We own service marks and trade names for use in connection with the operations of our business, including, but not limited to, OwlTing Market, OwlNest, OwlJourney, OwlStay, OwlTing Experiences, OwlPay and OwlPay Wallet Pro. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may be listed with or without the ™ symbol, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

SUMMARY OF CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary of consolidated statement of profit or loss and other comprehensive income (loss) data for the years ended December 31, 2023 and 2024, summary of consolidated statement of financial position data as of December 31, 2023 and 2024 and summary of consolidated statement of cash flow data for the years ended December 31, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and include the accounts and operations of the Company and all of the entities in which the Company has a controlling financial interest and are presented in U.S. dollars. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following is a summary of our business operations:

Overview of Business Segments

Our business operations consist of the main business segments, including:

Payment services. We offer payment services through OwlPay. As of December 31, 2024, our payment service revenue was entirely generated from OwlPay Payment under OwlPay suite which includes our operations in: (i) payment gateway services, enabled by our acquisition of PayNow in May 2023, which offers payment collection functionality to businesses and proprietors to receive consumer payments; and (ii) payout services that support multiple payout settlement routes in fiat currency or stablecoin. Our business model depends on attracting business customers and individual customers to use our payment-related products and services, for which we charge fixed-amount, per-transaction handling fees and/or percentage-based transaction fees (e.g., for foreign exchange conversion and conversion between stablecoin and fiat currency). Our payment services helped process US$218.6 million in GPV (as defined below) in 2024 and registered over 3,901 Active Accounts (as defined below) as of December 31, 2024. Substantially all of the GPV in 2023 and 2024 came from our payment gateway services enabled by our acquisition of PayNow in May 2023. As of December 31, 2024, the transactions we helped process had been conducted via fiat currency, and we are further rolling out and expanding our payment services with other settlement routes including via stablecoin.

Hospitality services, including software services and platform services. Our hospitality-related software services are through OwlNest, a PMS for hoteliers, and our hospitality-related platform services are through OwlJourney and OwlTing Experiences, which are OTA platforms for hoteliers and local tour guides, and OwlStay, our self-branded offline platform service providing accommodation to travelers. We are primarily focused on growing our hospitality services through the expansion of OwlNest, as we seek to acquire more subscribers to OwlNest in the international markets and strengthen our SaaS subscription-based revenue sources. Success of our OwlNest business depends on our ability to attract hospitality providers to use our software services, for which we charge periodic subscription fees or commissions on transactions. The number of OwlNest Subscribers (as defined below), which tracks the hospitality providers using OwlNest, reached more than 2,500, as of December 31, 2024, increasing from over 2,300 as of December 31, 2023. OwlNest recorded an Annual Recurring Revenue (as defined below) of US$965,630 from its PMS subscriptions as of December 31, 2024, a 25% increase from that as of December 31, 2023, and achieved a Dollar-Based Net Retention Rate (as defined below) of 108% as of December 31, 2024. Additionally, for clients using the OwlNest platform as their booking engine, we also provide the optional add-on room fee collection services to help process room fees payments to our clients. We also generate revenues from our OTA platforms for hoteliers (OwlJourney) and local tour guides (OwlTing Experiences) and our room accommodation to travelers (OwlStay). The average room occupancy rate for OwlStay was 83% and 81% for the years ended December 31, 2023 and 2024, respectively.

E-commerce platform. Our e-commerce platform, OwlTing Market, focuses on sales of agricultural products. Our business model involves sourcing from local producers in Taiwan and connecting these local producers with international customers through our platform.

In 2024, we generated revenue of US$7.6 million, reflecting a 18% increase compared to 2023. Such growth as primarily driven by the enhanced performance of our payment services, attributed to the acquisition of the payment gateway company, PayNow, in May 2023. Our net operating loss in 2024 increased to US$8.9 million from US$6.8 million in 2023, primarily driven by increased operating expenses from higher professional service fees related to preparation for the prior attempt of initial public offering and ongoing payment-related license applications.

Key recent developments

In May 2023, we acquired PayNow, a payment gateway company in Taiwan, for a total cash consideration of US$2.1 million, in order to further supplement our payment services offerings. Since the acquisition, we have been integrating the payment gateway capability within our payment services OwlPay, allowing for a one-stop full-services payment solutions for our customers. Effective in January 2025, PayNow was transferred from OwlPay Holdings to be held directly by us under OBOOK Holdings Inc.

Financial Highlights

The following table presents our summary consolidated statement of profit or loss and other comprehensive income (loss) data for the years ended December 31, 2023 and 2024 respectively:

	For the year ended December 31,
	2023		2024
	US$’000	% of total	US$’000	% of total	% of change
Revenue	6,399	100.0	7,570	100.0	18.3
Costs of revenue	(5,130)	(80.2)	(6,563)	(86.7)	27.9

Gross profit	1,269	19.8	1,007	13.3	(20.6)

Operating expenses:
Marketing and sales	(2,456)	(38.3)	(2,120)	(27.9)	(13.7)
General and administrative	(3,361)	(52.5)	(5,232)	(69.0)	55.7
Research and development	(2,231)	(34.9)	(2,571)	(33.9)	15.2

Total operating expenses	(8,048)	(125.7)	(9,923)	(130.8)	23.3

Net operating loss	(6,779)	(105.9)	(8,916)	(117.5)	31.5

Non-operating income and expense
Interest income	96	1.5	75	1.1	(21.9)
Foreign currency exchange gains	88	1.4	7	0.2	(92.0)
Foreign currency exchange losses	(16)	(0.3)	(1,053)	(13.8)	6,481.3
Loss on financial liabilities at fair value through profit or loss	(144)	(2.2)	(259)	(3.3)	79.9
Loss on extension of preference share liabilities	(26)	(0.4)	—	—	—
Other losses	(24)	(0.4)	(26)	(0.2)	8.3

	For the year ended December 31,
	2023		2024
	US$’000	% of total	US$’000	% of total	% of change
Other income	154	2.4	76	1.1	(50.6)
Finance costs	(137)	(2.1)	(178)	(2.3)	29.9

Total non-operating income and expenses	(9)	(0.1)	(1,358)	(17.2)	14,988.9

Loss before tax	(6,788)	(106.0)	(10,274)	(134.7)	51.4

Income tax benefit	7	0.1	2	0.0	(71.4)

Net loss	(6,781)	(105.9)	(10,272)	(134.7)	51.5

Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements	(53)	(0.8)	1,321	17.5	(2,592.5)
Income tax related to components of other comprehensive income (loss) that will be reclassified to profit or loss	—	—	—	—	—

Components of other comprehensive income (loss) that will be reclassified to loss	(53)	(0.8)	1,321	17.5	(2,592.5)

Other comprehensive income (loss)	(53)	(0.8)	1,321	17.5	(2,592.5)

Total comprehensive loss	(6,834)	(106.7)	(8,951)	(117.2)	31.0

The following table presents our summary consolidated statement of financial position data as of the dates indicated:

	As of December 31,
	2023	2024
	(US$ in thousands)
Summary consolidated statement of financial position data:
ASSETS
Current assets:
Cash and restricted cash	7,997	8,722
Notes receivable and accounts receivable	357	299
Other receivables due from related parties	17	—
Prepayment	393	2,136
Other current financial assets	4,870	5,397
Non-current assets:
Right-of-assets	682	4,557

LIABILITIES AND EQUITY
Current liabilities
Current contract liabilities	1,268	1,736
Accounts payable	1,804	1,687
Other payables to related parties	1,965	1,723
Other current liabilities – receipts under custody	10,404	11,855
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,707	—
Equity
Share capital	78	81
Advance receipts for share capital	10,920	2,000
Capital surplus	31,972	51,678

The following table presents our summary consolidated statements of cash flow data for the years ended December 31, 2023 and 2024 respectively:

	For the year ended December 31,
	2023	2024
	(US$ in thousands)
Net cash flows used in operating activities	(5,415)	(9,070)
Net cash flows from investing activities	3,346	(750)
Net cash flows from financing activities	7,516	9,261
Effect of exchange rate changes on cash and restricted cash	(31)	1,284

Net increase in cash and restricted cash	5,416	725
Cash and restricted cash at beginning of year	2,581	7,997

Cash and restricted cash at end of year	7,997	8,722

RISK FACTORS

An investment in our Class A Common Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in our Class A Common Shares. Additional risks not known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Class A Common Shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry and Our Operations

Our growth may not be sustainable and depends on our ability to retain existing customers and users, attract new customers and users and increase processed volumes and revenue from both new and existing customers and users.

While we have recorded growth in the past five years, there is no assurance that our rate of growth would necessarily continue, or that we would continue to grow at all. Additionally, our rate of revenue and gross profit growth may vary among our business segments. For example, we are currently focused on developing and expanding our Payment segment, particularly in stablecoin-related services, through a suite of platform solutions—such as OwlPay Payment for stablecoin acceptance and USDC payouts, and OwlPay Wallet Pro for enterprise digital asset management—and infrastructure solution, OwlPay Harbor, which offers APIs for stablecoin payment gateway integration, on/off-ramp services, cross-chain transactions, and payout services, all of which may materially transform the financial, operational, and growth profile of our Payment segment and significantly impact our overall business and financial performance as well as our future prospects. As another example, our Hospitality segment has grown at a faster rate than our other business segments since the launch of OwlNest. The growth of our business depends on our ability to retain existing customers, attract new customers, and encourage our existing and/or new customers to expand their engagement with our products and services. To do so, we must continue to offer leading technologies and ensure that our products and services are secure, reliable and engaging. We must also expand our products and services, and offer competitive rates and prices in an increasingly crowded and price-sensitive market. There is no assurance that we will be able to continue to do so, that we will be able to retain our current customers or attract new customers, or keep our customers engaged. If our growth slows or stops, our business performance may be materially and adversely affected.

Our customers, including business customers, have no obligation to continue using our services, and we cannot assure you that they will. Our standard contracts with business customers provide for a termination clause, which generally allows business customers to terminate their contracts at any time or following a limited notice period, and our individual customers may terminate the use of our products and services at any time and freely switch to other payment service providers.

Our customers’ activity with us may decrease for a variety of reasons, including their level of satisfaction with our products and services, the effectiveness of our support services, the pricing and quality of our products and services in comparison with competing products or services, the effects of global economic conditions, or reductions in the aggregate spending of our customers or shoppers with our business customers. Furthermore, in connection with our payment products and services, the complexity and costs associated with switching transaction volume to a competitor may not be significant enough to prevent our customers from switching payment service providers, especially for larger merchants who commonly engage multiple service providers at any one time. Any failure on our part to retain existing customers, attract new customers, and increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, results of operations and prospects.

If we do not continue to improve our operational, financial and other internal controls and systems to manage growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our historical growth has come in waves and driven by our rollout of additional products or services. In particular, our business has grown, and may continue to grow, in connection with our recent investment and business focus on our Payment segment. Since the launch of OwlPay in 2023, we have expanded our business footprint into the United States, Japan, EU, Singapore and Hong Kong and grown our team to more than 10 full-time employees in these regions, and consulted with local counsels in license applications across various jurisdictions. Our business may become increasingly complex as we grow, including as we roll out various new payment and stablecoin-related products and services, and will continue exerting substantial demands on our management. In order to facilitate effective growth development, we must continually improve our existing infrastructure and operational procedures, bolster our internal controls and reporting systems, and take steps to address any potential issues in a timely and accurate manner. There could be no assurance that our existing resources would meet the demand of our continued growth in both the products and services offerings and the jurisdictions in which we operate. If we do not adapt to meet these evolving challenges, or if our team does not effectively manage our growth, our ability to compete and achieve our business objectives could be impaired.

As we work towards expanding into additional jurisdictions, we could experience ongoing operating difficulties in managing our business, including the difficulties in adapting to the market demands and business operations models in local markets, as well as in hiring, training, and managing a diverse and growing employee base. Our continued growth could increase the challenges associated with preserving our company’s core values, strategies and goals, and effectively communicating these principles to our employees across the world. Failure to preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Our growth could also heighten the challenges involved in improving internal controls and procedures for financial reporting and accounting systems. Any failure of our internal controls could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results in compliance with applicable regulations, including the financial statements provided herein. There could also be errors, omissions or fraud that our systems and processes fail to prevent or detect. In connection with our growth, we may experience heightened challenges to maintain and improve our internal controls and procedures, as well as higher related expenses such as fees to professional parties. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

We may also incur significant expenditures to successfully implement our growth strategy, and there could be no assurance that our increased investment and expenditures would result in corresponding revenue growth.

Our success depends on our ability to develop products and services to address the rapid and significant technological changes and evolving markets in the business sectors we compete in. If we cannot keep pace with rapid technological developments to provide new and innovative products and services, our business could be materially and adversely affected.

We expect that new services and rapid, significant technological change applicable to the industries in which we operate, including payment, hospitality, e-commerce and blockchain services will continue emerging and developing. New services and technologies, offered by existing, new and/or yet unknown competitors or other market players may be superior to, cheaper than, impair or render obsolete our current products, services and technologies. Our success will depend on our ability to develop new technologies and to adapt to technological changes and evolving industry standards. For example, we have continued to develop our payment products and services offerings under OwlPay, particularly in stablecoin-related services, through a suite of platform solutions—such as OwlPay Payment for stablecoin acceptance and USDC payouts, and OwlPay Wallet Pro for enterprise digital asset management—and infrastructure solution, OwlPay Harbor, which offers APIs for payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions—to third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions. As another example, OwlNest, our hospitality solution of PMS, enables hoteliers to efficiently connect with OTAs, enhance their visibility in various online platforms and streamline their operations. If we cannot provide enhancements and new features that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards, our business, financial condition, results of our operations and prospects could be materially and adversely affected.

Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and we may not be successful in realizing a return on these development efforts in a timely manner or at all. There is no assurance that any new products or services that we develop and offer to our customers will achieve market acceptance or success. Furthermore, our ability to develop new products and services, in particular with respect to our payment products and services, may be inhibited by industry-wide standards, including standards followed by financial institutions and payment networks, laws and regulations, resistance to change from our customers or their payment counterparties, or third parties’ intellectual property rights.

Our success of enhancements, new features and products and services depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or services. We depend not only on our own initiatives and innovations, but also on third parties, for the development of and access to new technologies. Failure to accurately predict or respond effectively to industry developments may materially and adversely affect our business, financial condition, results of operations and prospects.

Our current operations are international in scope, and we plan to further expand globally, which may subject us to significant challenges, uncertainties and risks, including increasing obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions.

We offer our services and products in multiple markets, including Taiwan, Japan, the United States, EU, Singapore, Hong Kong, Malaysia and Thailand, and we plan to further expand our business internationally. Our operations and expansion, in both our existing and new global markets, will require additional resources and new or expanded controls and may take considerable time. We may not be successful in entering into these new markets, or we may not be successful enough in these new markets to recoup our investments in a timely manner or at all. Such expansion, and the ongoing operation of our global business, subject our business to substantial risks, including:

•	local regulatory, licensing, reporting and legal obligations;

•

costs and challenges associated with operating in markets in which we may have limited or no experience, including effectively localizing our products and services and adapting them to local preferences;

•	increased competition from competing entities who have strong, established positions in particular markets;

•

difficulties in receiving payments from different geographies, including difficulties associated with exchange rate fluctuations, transfer of funds, longer cycles for payment and collecting accounts receivable, especially in emerging markets;

•

difficulties in developing, staffing and simultaneously managing foreign operations due to distance, language and cultural differences and in light of varying laws, regulations and customs; difficulties in recruiting and retaining qualified employees and maintaining our company culture;

•	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information;

•	profit repatriation restrictions;

•	potential tariffs, sanctions, fines, or other trade barriers or restrictions, or import or export regulations;

•	compliance with U.S. and foreign anti-bribery, anti-corruption, sanctions, AML and CTF laws and regulations;

•	the interpretation and application of laws of multiple jurisdictions;

•	exposure to different tax jurisdictions and potential adverse tax consequences; and

•	national or regional political, economic, or social instability and geo-political tensions.

If we are unable to successfully manage the complexity of our international operations and deal with associated challenges and risks, our business, financial condition and results of operations could be adversely affected.

Our international operations also may heighten many of the other risks described in this “Risk Factors” section. Any violations of the complex laws, rules and regulations that may apply to our international operations may result in lawsuits, enforcement actions, criminal actions, or sanctions against us and our directors, officers and employees; prohibit or require us to change our business practices; and damage our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors or agents will not violate our policies. Laws in various jurisdictions regulating financial services, the internet, mobile technologies, crypto and related technologies are rapidly evolving, extensive and often impose different, more specific or even conflicting obligations on us, as well as broader liability. In addition, we are required to comply with laws and regulations related to economic sanctions and export controls, AML and CTF. We have maintained compliance programs to meet the various legal requirements in the jurisdictions in which we operate, but there can be no guarantee that our compliance programs will be sufficient in preventing any violations of laws and regulations in such jurisdictions. These risks are inherent in our international operations, may increase our costs of doing business internationally and could materially and adversely affect our business.

Regulations of the blockchain economy continue to evolve and develop in many jurisdictions in which we operate. New developments in one jurisdiction may be extended to additional services and other jurisdictions, which may magnify regulatory risks in affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services and other aspects of our business with the same effect. The complexity of international regulatory and enforcement regimes, coupled with the international, cross-border nature of our operations and the evolving global regulatory environment, could also result in a single event prompting overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brand and business, and adversely affect our operating results and financial condition.

We face substantial and increasingly intense competition worldwide, including in the global payments industry, and we may compete against unregulated or less-regulated companies and companies with greater financial and other resources.

We operate in markets characterized by vigorous competition. Many of the areas in which we compete are rapidly evolving with innovative and disruptive technologies, shifting user preferences and needs, price sensitivity of merchants and consumers, and frequent introductions of new products and services. Competition may also intensify as existing and new competitors introduce new products and services or enhance existing products and services, new competitors emerge, competitors enter into business combinations and partnerships, and established companies in other sectors expand to become competitive with various aspects of our business. If we are unable to differentiate our products and services from those of our competitors, drive value for our customers, or effectively and efficiently align our resources with our goals and objectives, we may not be able to compete effectively.

The global payments industry, including its intersection with blockchain economy, is highly competitive, dynamic, innovative and increasingly subject to uncertain and evolving regulatory requirements. Our competitors in the payment services may include incumbent payment service providers and financial institutions and their joint ventures, as well as non-traditional payment processors and other parties entering the digital payments industry. Companies not traditionally associated with the payments industry have introduced products or services that are or may become competitive with our business. The hospitality industry is also intensely competitive, and our hospitality services compete with both established and emerging online and traditional providers of travel-related services, including OTAs, hospitality property management service providers and travel products and experiences suppliers.

Many of our competitors have greater financial resources and substantially larger customer bases than we do, which may provide them with significant competitive advantages. Our competitors may devote greater resources to the development, promotion, and sale of products and services, and/or offer lower prices or more effectively offer their own innovative programs, products and services, all of which could adversely impact our growth. We often enter into collaboration relationships with other businesses that are important to our business, while there can be no assurance that we will be able to continue establishing, cultivating or maintaining these collaboration relationships given the competitive landscape.

Certain competitors have long-standing exclusive, or nearly exclusive, relationships with their customers with products and services that compete with what we offer. These relationships can make it difficult or cost-prohibitive for us to expand our customer base and conduct material amounts of business with certain customers. Competing services tied to established brands may also engender greater confidence in the security and efficacy of their services.

We may also face pricing pressures from competitors. Some competitors may offer lower prices by cross-subsidizing certain services that we also provide through other products they offer. Such competition may result in the need for us to alter our pricing and could reduce our gross profit. Also, our customers may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to such pricing, reducing our gross profit.

Some of our competitors, in particular those competing with our digital wallet product, may also be subject to less burdensome licensing, capital, liquidity and other regulatory requirements. These less-regulated competitors may offer lower prices or be more agile in adapting to trends and developing new products and services, including supporting a greater number of digital assets on their payments and wallet products. If we were unable to offer popular products and services, including products and services that our unregulated or less-regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition and results of operations.

We have a new business model and a short operating history in developing and rapidly evolving markets for our products and services, which makes it difficult to evaluate our future prospects.

We established an e-commerce platform in 2014 and further expanded into the hospitality sector in 2018 and the payment and fintech industry in 2023. Our limited and evolving operating history makes it difficult to effectively evaluate our future prospects or forecast our future results. As we compete in multiple developing and rapidly evolving sectors, we face substantial uncertainty concerning how these sectors may develop, as well as our ability to develop or implement additional strategic initiatives and enhancements to our products and services, to successfully expand our operations and enhance the value of our brand across industries and internationally, to maintain and strengthen our competitive edge on key products and services and to maintain a reliable, secure, high-performance and scalable technology infrastructure. For example, we are currently focused on developing and expanding our Payment segment, particularly in stablecoin-related services, through a suite of platform solutions—such as OwlPay Payment for stablecoin acceptance and USDC payouts, and OwlPay Wallet Pro for enterprise digital asset management—and infrastructure solution, OwlPay Harbor, which offers APIs for payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions—to third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions, which may result in material changes to our overall financial and business performance and prospect, and there could be no assurance that such products and services development and expansion would result in success for us.

We make selective investments in new products and services and enhancement to our existing products and services, including with respect to industries and areas or technologies with which we have little or no prior development or operating experience, which may not be successful and may not achieve expected returns.

Our ability to grow and expand our business depends on selectively developing and investing in new products and services, as well as enhancing our existing products and services, both internally and through acquisitions. For example, after we launched OwlTing Market, an e-commerce platform for local Taiwanese businesses and farmers in 2014, we introduced in 2018 OwlNest, a hospitality property management service platform, expanded into payment services in 2023 with the launch of OwlPay, and further supplemented our payment gateway services with the acquisition of PayNow in May 2023. We are currently focused on developing and expanding our Payment segment, particularly in stablecoin-related services, through a suite of payment solutions—such as OwlPay Payment for stablecoin acceptance and USDC payouts, and OwlPay Wallet Pro for enterprise digital asset management—and infrastructure solution, OwlPay Harbor, which offers APIs for payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions—to third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions.

We may potentially introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including relating to areas or technologies with which we have little or no prior development or operating experience, which may adversely affect our chance to successfully develop and market these products and services. We may incur substantial costs and may not be successful in generating profits from these efforts. Any new features may also cause technical issues that diminish the performance or attractiveness of our products and services, resulting in our failure to attract or retain customers in both the short term and long term. In addition, the introduction of new products and services, or changes to existing products and services, could result in new or enhanced governmental or regulatory scrutiny, litigation or other complications that could adversely affect our reputation, business and operating results.

Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants.

Our business and financial performance may depend on our decisions as to the pricing of our various products and services across our business segments. Our pricing models are subject to changes from time to time, and such changes may not yield expected benefits to our business and financial results and could also negatively affect the willingness of our customers to use our products and services. If our pricing models are not optimal, it may adversely affect our profitability. Moreover, our customers may be sensitive to changes in our pricing models compared to prices offered by our competitors. As a result, our pricing decisions may result in loss of market share and in the future we may be required to reduce our prices, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

Our strategy and focus on delivering high-quality, compliant, easy-to-use, and secure blockchain-related financial services may not maximize short-term or medium-term financial results.

Our business strategy includes taking actions that we believe are in the best interests of our customers and our own long-term business interest, but may not necessarily maximize short- or medium-term results. These actions could include expending significant managerial, technical and legal efforts on complying with laws and regulations that apply to our products and services and ensuring the security of our products. We also focus on creating long-term customer engagement through developing new, innovative products and technologies. These decisions may not be consistent with the short-term and medium-term expectations of our shareholders and may not produce the expected long-term benefits, which could adversely affect our business, operating results and financial condition, both in the short term and potentially in the long term as well.

Global and regional economic conditions may materially and adversely affect our business.

Our operations and performance depend on global and regional economic conditions. Adverse global and regional economic conditions such as turmoil affecting the banking system or financial markets, including, but not limited to, tightening credit markets, extreme volatility or distress in the financial markets (including the fixed income, credit, currency, equity and commodity markets), higher interest rates, higher unemployment, high consumer debt levels, recessionary or inflationary pressures, supply chain issues, reduced consumer confidence or economic activity, government fiscal, monetary and tax policies, local and international trade relationships, agreements, treaties, tariffs and restrictive actions, government austerity programs, and other negative financial news or macroeconomic developments could have a material adverse impact on us. We could suffer weakened demand for our products and services, including without limitation a reduction in the volume and size of transactions we process and a reduction in consumer activity and spending with hospitality sector customers that we serve. Our payment products and services focus on cross-border payments, whose volume is closely tied to global and regional economic conditions. At the time of adverse global or regional economic conditions, the cross-border payments volume that we process, as well as the overall market demand for cross-border payment, may suffer disproportionately and our financial and operating results could be adversely affected. See “—Any factors that reduce cross-border trade or make such trade more difficult could harm our business.” Additionally, any inability to access the capital markets when needed due to volatility or illiquidity in the markets or increased regulatory liquidity and capital requirements may strain our liquidity position. Global or regional economic conditions may also expose us to fluctuations in foreign currency exchange rates or interest rates that could materially and adversely affect our financial results.

The successful operation of our business depends upon the performance, reliability and security of the Internet infrastructure in markets in which we operate or are expanding our operations.

Our business depends on the performance, reliability and security of the Internet infrastructure in countries in which we operate or are expanding our operations and the general public’s ability to access the Internet and continued willingness to use the Internet as a means to pay for purchases, book for hospitality experiences, hold and settle funds and conduct other commercial transactions, including through mobile devices. In certain existing or prospective regional markets for us, the current state of the Internet infrastructure remains less developed and may not be able to provide the necessary bandwidth or reliable access to the Internet, which could interfere with the speed and availability of our products and services. If our target customer base becomes unable, unwilling or less willing to use the Internet for commerce for any reason, including lack of high-speed access or Internet outages, disruptions or other damage to their technology systems, increases in the cost of accessing the Internet or security and privacy risks or the perception of such risks, our business could be adversely affected.

An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, business, operating results and financial condition, either directly or indirectly through disruption to and adverse effects on international commerce and the global economy. Our business operations could be materially and adversely affected by natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, droughts and other extreme weather events and other effects of climate change; the outbreak of a widespread health epidemic or pandemic, such as ones involving COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; or other events, such as wars, acts of terrorism, geo-political unrest, power shortages or communication interruptions. We may be unable to continue our operations and may endure lengthy system interruptions, reputational harm, delays in development of our products and services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. To the extent natural disasters or other catastrophic events concurrently impact data centers we rely on, customers may experience significant delays in withdrawing funds or, in the extreme scenarios, we may suffer loss of customer funds. See “—We may hold a substantial amount of funds belonging to our customers at any given time. If we are unable, or perceived as unable, to effectively manage our customers’ fiat currencies and digital assets, our business could be harmed.”

Any factors that reduce cross-border trade or make such trade more difficult could harm our business.

Cross-border trade is a key component of the transaction volume processed with our payment products and services and a critical source of revenues and profits. Our payment products and services are designed to provide integrated, easy-to-use payments processing across multiple jurisdictions. Our payment services target individual and business customers with needs for cross-border payments, including, for example, individuals working abroad sending remittances home, or business customers making payments to their supply chains members located overseas. Cross-border transactions also typically offer higher revenues and operating income than domestic transactions that could better contribute towards our profitability.

For our payment services business, we charge fixed-amount, per-transaction handling fees and/or percentage-based transaction fees. Our revenue from the payment services is largely based on the total transaction volume processed via our services. Our cross-border payments transaction volume depends on the level of cross-border trade activity. Cross-border trade may be negatively impacted by various factors including foreign currency exchange rate fluctuations, tariffs, trade barriers or restrictions, sanctions, import or export controls, geopolitical tensions and varying interpretation and application of laws of multiple jurisdictions relating to cross-border trade and foreign exchange. In early 2025, the U.S. government implemented or proposed to implement policies restricting international trade in the form of new or higher tariffs, and other countries have reacted by implementing or proposing to implement new or higher tariffs. There remains to be a high degree of uncertainty around the U.S. trade policies and tariffs as of the date hereof, and it remains uncertain how U.S. trade policies and tariffs may affect international trade and global economy outlook. Any factor that raises the costs of cross-border trade for us or our customers or that restricts, delays, or makes cross-border trade more difficult or impractical could reduce our cross-border transactions and volume, negatively impacting our revenues and profits and harming our business.

Failure to deal effectively with fraud, abusive behaviors, bad transactions and negative customer experiences may increase our loss rate and could negatively impact our business and severely diminish merchant and consumer confidence in and use of our services.

We offer payments and other products and services to a large number of customers and may be subject to fraud, abusive behaviors or illegal transactions. Third parties may continue attempting to abuse access to and misuse our payment services to commit fraud by, among other things, creating fake accounts using stolen or synthetic identities or personal information, making transactions with stolen financial instruments, abusing or misusing our services to seek financial gain, or fraudulently inducing our customers to engage in fraudulent transactions or conducting fraudulent or illegal sales of goods or services. These schemes or fraud attacks may be difficult to detect and may be deployed at a volume that would not be possible in physical transactions. Various evolving fraud schemes and misuse of our payment products and services could result in significant costs and liabilities on our part, require a change in our business practices, cause us to incur significant remediation costs, lead to diminished customer confidence in, or decreased use of, our products and services, harm our reputation and brands, divert the attention of management from business operations and require us to pay substantial compensation or contractual penalties to our customers and their payment counterparties as a result of losses or claims.

Our risk management policies, procedures, techniques and processes may not be sufficient to identify all of the risks to which we are exposed, particularly given the novel and rapidly changing forms of fraud or activity, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Our risk management and compliance processes may face significant demands as we expand our regional and products and services footprint and our business becomes more complex. When we introduce new products or services, expand existing services, including online payment acceptance and expanded payments options, focus on new business areas or begin to operate in markets where we have a limited history of fraud loss, we may be less able to forecast and carry appropriate reserves on our books for those losses. We will need to continue developing, improving, and making investments into our risk management infrastructure, techniques and processes, and there could be no assurance that such development and improvement will be sufficient to meet our evolving demands.

We could incur significant losses from fraudulent or erroneous transactions and situations where funding instruments used for legitimate transactions are closed or do not have adequate funds to satisfy payments, or the payment is mistakenly initiated to an unintended recipient. Any of our efforts to recover transaction losses may be insufficient to compensate for all losses. Payers using our payment products and services may have reimbursement rights from their payment card issuer, which in turn will seek recovery from us. Excessive losses incurred by us related to payment card transactions could cost us the ability to accept payment cards for payment, which would negatively impact our business. Failure to effectively monitor and evaluate any of our merchants that experience bankruptcy, insolvency, business failure or other business interruption may also result in losses in our payments processing operations.

Use of our payment services for illegal activities or improper purposes could harm our business.

Our products and services, in particular our payments and wallet services, may potentially be used for illegal activities or improper purposes, including money laundering, terrorist financing, sanctions evasion, corruption, illegal online gambling, fraudulent sales of goods or services, illegal telemarketing activities, illegal sales of prescription medications or controlled substances, piracy of software, movies, music and other copyrighted, trademarked or digital goods, bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. Further, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. We could also become targets for owners of intellectual property rights or government authorities that seek to bring legal action against providers of payment services who are tangentially involved in selling infringing or allegedly infringing items.

Any illegal or improper uses of our payment products and services or failure on our part to detect or prevent illegal or improper activity by our customers may subject us to claims, individual and class action lawsuits and government and regulatory requests, inquiries or investigations that could result in liability, restrict our operations, impose additional restrictions or limitations on our business or require us to change our business practices, harm our reputation, increase our costs and negatively impact our business. In particular, we are subject to laws aimed at preventing money laundering, corruption, sanctions evasion and the financing of terrorism across the various jurisdictions in which we operate, and the relevant regulatory landscape is complex and constantly evolving. While our risk management and compliance framework contains measures to prevent and detect illegal activities that may occur using our payment services, these measures may not be effective in detecting and preventing illegal activity or improper uses. We may also incur substantial monitoring and compliance costs in implementing as well as continuously improving these measures.

Certain of our services involve transfers or holding of, or require intermediary exchanges with and into, digital assets, including stablecoins. While fiat currencies can be used to facilitate illegal activities, digital assets, including stablecoins, are relatively new and, in many jurisdictions, may be lightly regulated or largely unregulated. Certain digital assets have characteristics such as the speed with which digital asset transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital asset transactions, and encryption technology that anonymizes these transactions, which may make digital assets susceptible to use in illegal activity. Furthermore, the perception that digital assets are susceptible to use in illegal activity may motivate further intensified regulatory scrutiny on businesses within the blockchain economy, including us. Regulatory authorities in the United States, for example, investigate, issue subpoenas and civil investigative demands and take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets. While our risk management and compliance system contains features specially addressing our operations involving digital assets, including stablecoins, there could be no assurance that we will be able to detect all illegal activities through our products and services involving the use of digital assets, and we may incur substantial costs in complying with evolving regulatory regimes on the blockchain economy.

We may not have sufficient insurance coverage to cover our business risks.

We have obtained insurance providing coverage in certain jurisdictions from certain customer losses resulting from breaches of our physical security, cybersecurity, or theft by employees or third parties. Additionally, we hold surety bonds as mandated by our money transmitter licenses, providing consumer protection against potential financial losses if we are unable to fulfill our obligations. However, our business insurance is necessarily limited in scope and we may not be able to acquire or maintain sufficient insurance to cover all types of business risks that we may face, and our coverage may be inadequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources, and there can be no assurance that our insurance coverage is adequate to compensate for any loss or that we could successfully claim our losses under our current insurance policy on a timely basis, if at all.

We may also determine that, for certain types of risks, the costs of insuring and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Merchant defaults could potentially lead to financial losses for us due to chargebacks and refunds.

We could incur substantial losses due to chargebacks on payment cards used by shoppers to fund their purchases, if a shopper asserts that our business customer has not performed or that the goods or services do not match the description or have not been received. While we seek to recover those losses from our business customer as the merchant, we may not be able to fully recover if the merchant is unwilling or unable to pay. In the event of the bankruptcy or other business interruption of a merchant that sells goods or services in advance of the date of their delivery or use, we face a substantial chargeback risk and may remain financially responsible for merchant defaults. While we have implemented risk mitigation measures, these measures, including the level of reserves, may be insufficient and thus may adversely affect our business, reputation, financial condition, results of operations and prospects.

We may hold a substantial amount of funds belonging to our customers at any given time. If we are unable, or perceived as unable, to effectively manage our customers’ fiat currencies and digital assets, our business could be harmed.

We may hold a substantial amount of funds belonging to our customers, including in the form of fiat currencies and digital assets. The success of our business depends on our customers’ confidence that we can effectively manage and safeguard their balances and assets and handle substantial transaction volume and customer funds. We are also subject to regulatory requirements with respect to customer balances in certain jurisdictions where we operate. Any failure to manage customer funds in compliance with applicable regulatory requirements, or any public loss of confidence in us or our ability to effectively manage customer balances, could lead customers to discontinue or reduce their use of our products and services or reduce customer balances held with us, or significant penalties and fines and additional restrictions, any of which could significantly harm our business.

While we have processes and measures developed and maintained aiming to protect customer funds, hackers, employees or service providers could still circumvent these processes and measures to improperly access our systems or documents, or the systems or documents of our customers and their payment counterparties, agents or service providers, and improperly access, obtain or misuse customer digital assets and funds. The tactics used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect.

We have also build collaboration relationships with third parties, such as with Circle, the issuer of USDC, where we or such third parties receive and hold customer funds. See “Business—Our Third-Party Collaborations.” Our and our collaborators’ abilities to manage and accurately hold customer cash and cash held for our own operating purposes require a high level of internal controls. We have a limited ability to manage the controls and processes of our collaborators, including any third-party vendors, and may rely on our collaborators’ and vendors’ operations, liquidity and financial condition to manage these risks. As we maintain, grow and expand our products and services offerings, we may not be able to scale and strengthen our internal controls and processes, and monitor our third-party collaborators’ and vendors’ abilities to similarly scale and strengthen.

Our ability to maintain insurance also depends on the insurance carriers’ ongoing underwriting criteria. Any loss of customer cash or digital assets could lead our insurance coverage to lapse, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries or actions. Additionally, any security incident where customer assets are compromised could impose substantial costs on us and necessitate the notification of impacted individuals, and in some cases regulators, potentially exposing us to regulatory enforcement actions, including substantial fines or limitation of our ability to provide services, subjecting us to litigation and significant financial losses, damaging our reputation, and adversely affecting our business, operating results, financial condition and cash flows.

Acquisitions, strategic investments, new businesses, joint ventures, divestitures and other transactions we enter into could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business and negatively impact our results of operations.

We may evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of certain businesses, technologies, services, products and other assets, as well as joint ventures, strategic investments, and commercial and strategic collaborations. These transactions may involve significant challenges and risks. We have previously acquired or invested in, and continue to seek to acquire or invest in, businesses, technologies, regulatory licenses or other assets that could complement or grow our business, including new or similar lines of business adjacent to or outside of our existing infrastructure or geographic presence. As our company continues growing, the pace and scale of our acquisitions and investments may correspondingly increase.

For example, we acquired control of PayNow, a prominent payment gateway services provider in Taiwan, on May 1, 2023. Prior to being acquired, PayNow had been a supplier to our hospitality products in connection with its consumer-to-business payment gateway services. We acquired PayNow in order to supplement and strengthen our service offerings in the payment sector. We plan to develop our regional payment services capacity in various jurisdictions through acquisitions of regional players carrying local licenses and expect to continue explore strategic acquisition opportunities.

There can be no assurance that we will be successful in identifying, negotiating and consummating favorable transaction opportunities. These potential transactions could create significant challenges and risks, regardless of whether they are ultimately completed, including risks that:

•	the transaction may not advance our business strategy or may hinder our growth, profitability or reputation, or fail to generate a satisfactory return on our investment;

•	we may fail to secure necessary regulatory approvals or satisfy other closing conditions in a prompt manner, or at all;

•	the transaction may divert management’s attention or incur significant acquisition and transaction costs;

•

the transactions may entail further regulatory burdens, including local and international regulatory burdens from overseas operations, that could impact our business in unanticipated and negative ways;

•	integrating systems, culture or management of the acquired business could be difficult;

•	the anticipated benefits or synergies from the transaction may not be realized within an expected time period, or at all;

•	retention of key personnel, vendors, customers and collaborators of acquired businesses may not be successful;

•

the acquired businesses may not possess adequate controls, processes and procedures to ensure compliance with laws and regulations, including with respect to data privacy, data protection and information security, and our due diligence process may not identify compliance issues or other liabilities to the fullest extent;

•	we may underestimate the liabilities or shortcomings of the acquired business, resulting in additional financial, legal, regulatory, or tax exposure and litigation, compliance or remediation costs;

•	there may be undetected security weaknesses, cyberattacks, breaches or incidents at acquired businesses;

•	we may face difficulty in entering into new markets or geographic territories; and

•	acquisitions may result in dilutive issuances of equity securities or incurrence of debt that could arise from potential ventures.

Any of these aforementioned risks could harm our business and negatively impact our operational results or incur substantial opportunity and transactional costs.

We may in the future also seek to enter into joint ventures and minority investments, which necessarily involve a lesser degree of control over business operations, which could potentially increase the associated financial, legal, operational, regulatory and/or compliance risks. We may also divest certain businesses or investments. We may encounter difficulty obtaining favorable terms for a divestiture in a timely manner or at all. Divestitures may subject the business pending divestment as well as the remaining business to a decline in business performance and loss of employees, customers or suppliers, any of which could have a material adverse effect on us.

We may not be able to successfully integrate acquired businesses or combine internal businesses, and the ongoing integration of PayNow could incur time and monetary costs and adversely affect our future results of operations.

We may evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, and have entered into such strategic transactions in the past. For example, we acquired control of PayNow, a prominent payment gateway services provider in Taiwan, on May 1, 2023. Prior to being acquired,

PayNow had been a supplier to our hospitality products in connection with its consumer-to-business payment gateway services. We acquired PayNow in order to supplement and strengthen our service offerings in the payment sector.

Integrating acquired businesses often requires significant time and resources, and we may not manage these processes successfully. After acquiring PayNow, we have been working to enhance the product’s functionality, implement internal controls and accounting processes and systems and adopt relevant corporate governance policies and procedures. Some of these initiatives have been completed, while others are still undergoing adjustment and improvement. It is also possible that we would adjust at a future time our internal structure of business segments, which may involve combining and integrating internally our business resources that have been managed independently. Our integration efforts may be complex, costly and create a variety of risks, including:

•	disruption or harm to the businesses involved, or to our other businesses, including the need for management to spend time and attention on the integration;

•

with different sets of cultures, systems, processes, and internal policies and practices, the difficulty in merging across different businesses and/or implementing and maintaining effective internal controls, procedures, and policies;

•	challenge in retaining key personnel after the strategic transaction; and

•	any loss of important business collaborators of the acquired business as a result of the strategic transaction.

There could be no assurance that we would successfully integrate businesses we acquired or invested in or achieve the strategic, financial, or operating objectives of an acquisition or integration, and if any of our integration efforts fail, such failure could adversely affect our business, results of operations, or value of our acquisitions or investments.

We depend on the continuing efforts of our founders, senior management team and key personnel, and our business operations may be negatively affected if we lose their services. We may also be unable to attract, retain and develop the highly skilled employees we need to support our business.

Our company’s current and future performance depends on the continued services of our founders and senior management team, including our founder and CEO, Darren Wang. We also depend on continued services of key personnel who possess significant expertise and industry knowledge and our ability to continue to attract retain, and develop such personnel we need to maintain our competitive position. The loss of key personnel, including members of management, as well as key engineering, product development, marketing and sales personnel, could disrupt our operations and have an adverse effect on our reputation and business.

There could be no assurance that we will continue to attract and retain the personnel needed to maintain our competitive position or in line with our growth. Competition for key and other highly skilled personnel is intense in the sector we belong to, and we may need to invest significant resources to attract and retain new employees, while we may not realize returns on these investments. If our stock price declines or if our reputation were to be harmed due to media, legislative or regulatory scrutiny or otherwise, we could face more difficulty in attracting and retaining the critical personnel needed for the continued success of our business. Additionally, restrictive laws or policies on immigration, travel or visa availability for skilled workers could limit our ability to recruit or hire internationally.

We grant equity-based compensation to retain and incentivize our employees. Issuance of significant equity to attract or retain employees may incur substantial additional share-based compensation costs at the expense of diluting the ownership of our shareholders. Retaining and motivating key existing personnel could also be difficult to the extent the wealth from our equity compensation could affect their decision about continued employment with us.

Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business, and these key business metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.

The key business metrics we use to measure our business are calculated using internal company data based on the activity we measure on our platforms and may be compiled from multiple systems, including systems that are organically developed or acquired through business combinations. There are inherent challenges and limitations in measuring our business across various jurisdictions, and the methodologies used to calculate our metrics inherently require certain assumptions and judgments. We regularly review our processes for calculating these metrics, and from time to time we may make adjustments to improve their accuracy or relevance. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors, customers or other stakeholders do not believe our reporting metrics accurately reflect our business, or they disagree with our methodologies, our reputation may be harmed and our business may be adversely impacted.

The key business metrics we use may not always reflect our actual performance, and investors should consider these metrics in light of the assumptions used in calculating such metrics and limitations as a result thereof. In addition, investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics.

Failure to deal effectively with fraudulent or illegal activities or misconduct by our employees, strategic collaborators or service providers would harm our business.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees, strategic collaborators or service providers could subject us to legal liability, financial losses and regulatory sanctions, and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds and misappropriation of information, failing to supervise other employees or service providers, or improperly using confidential information.

We have implemented and continue to improve our internal controls and policies concerning account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct, or any negligence by our employees, representatives, agents, strategic collaborators or service providers or that similar incidents will not occur in the future. Employee or service provider errors, including mistakes in executing, recording or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. The risk of employee or service provider error or misconduct may be compounded with any novel products and services we release.

We could be subject to regulatory investigations and liabilities in connection with misconduct by our employees or service providers, which would materially and adversely affect our business operations, customer relationships and reputation. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation.

Our compliance and risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business.

Our ability to comply with complex and evolving laws, regulations and rules primarily depends on establishing, maintaining and scaling our compliance, internal audit and reporting systems to continue keeping pace with increased customer activity and transaction volume, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have expended significant resources to develop policies, programs and procedures that identify, monitor and manage our risks, and expect to continue to do so in the future, we cannot guarantee that our policies and procedures are and will always be effective or that we have been and will always be successful in monitoring or evaluating potential market risks, including unidentified or unanticipated risks.

Our products and services, including our payment products and services, are available to a large number of customers, and our day-to-day operations may involve many collaborators. We bear a variety of risks in connection with our operations, including fraudulent and illegal transactions, illegal or improper use of our products and services or other deceptive or malicious practices, and we could suffer resulting losses and liability, including when we settle those funds for customers and are unable to recover or when we are subject to chargebacks and refunds in connection with payments made via credit cards. See “—Failure to deal effectively with fraud, abusive behaviors, bad transactions and negative customer experiences may increase our loss rate and could negatively impact our business and severely diminish merchant and consumer confidence in and use of our services” and “—Use of our payment services for illegal activities or improper purposes could harm our business.” As more customers use our services, our exposure to material risk losses could increase accordingly. Our risk management efforts require continuous improvement and may not be wholly effective in detecting and deterring all of such fraud and illegitimate transactions or activities, or preventing losses. Our risk management policies and procedures depend on a combination of technical and human controls and supervision, all of which can be subject to error and failure. There could be unidentified gaps in our risk management policies and procedures that may require us to expend significant resources and management attention. Certain of our risk management policies and procedures are developed and maintained based on internally developed controls, observed historical market behavior and standard industry practices, which could become ineffective in preventing losses, particularly at the time of extreme market movements. Our risk management policies and procedures also may not adequately prevent losses from technical errors if our testing and quality control practices are ineffective in preventing failures. We could also voluntarily adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

We could be subject to periodic review by regulators regarding our compliance with our own policies and procedures and with various laws and regulations. We may receive additional examination reports citing violations of rules and regulations and inadequacies in existing compliance programs, and requiring us to improve certain aspects of our compliance program, including due diligence, training, monitoring, reporting and recordkeeping. If we fail to adequately comply with or address these filings, regulators could take a variety of actions that impair our ability to conduct our business, including, but not limited to, delaying, denying, withdrawing, or conditioning approval of our permits and licenses or certain products and services.

Declines or disruptions in the hospitality industry could adversely affect our business and financial performance.

Our business and financial performance could likely be detrimentally affected by prolonged declines or disruptions in the hospitality industry. Most recently, the COVID-19 pandemic and efforts to contain it had a severe negative impact on the global hospitality industry and materially adversely impacted the business and financial performance of our Hospitality segment. Factors that could materially and adversely affect the hospitality industry and in turn our business include adverse macroeconomic conditions; political instability and geopolitical conflicts; major public health issues including pandemics; hotel supply and occupancy fluctuations; extreme weather or natural disasters; taxes and surcharges imposed; the prevalence of hospitality-related accidents or safety incidents; and alterations to visa, immigration or border control policies.

As these occurrences are difficult or impossible to forecast, they can instantly and drastically impact the hospitality industry in an adverse manner, including by causing decreases in demand and negatively affecting people’s travel behavior. Any decline or disruption to the hospitality industry could adversely affect our business, working capital and financial performance over the short and long term, both directly through reduced consumer demand for our hospitality offerings through OwlTing Experiences and OwlJourney, and indirectly through reduced consumer demand for hospitality suppliers using our products such as OwlNest or OwlPay.

Success of our hospitality business depends on our relationships with hospitality suppliers.

Maintaining and expanding relationships with hospitality suppliers is integral to the success of our business. We seek to grow our hospitality products and services by connecting with more hospitality suppliers, including local hoteliers and tour experience providers. However, there are no guarantees that hospitality suppliers will choose to participate in our platform or use or services, that our compensation, access to inventory or access to inventory at competitive rates will not be further reduced or eliminated in the future, or that certain hospitality suppliers may fail to provide us with accurate booking information or may otherwise take actions that would increase our operating expenses. In addition, many hospitality suppliers covered by our Hospitality segment may be smaller in size and less stable and have a higher likelihood to fail, which may result in greater difficulties and costs for us to continue building and maintaining our network of hospitality suppliers. Any of these circumstances, or other similar circumstances, could reduce our revenue and margins thereby adversely affecting our business and financial performance.

Our supplier relationships subject us to a number of risks in relation to our e-commerce business.

Certain suppliers to our business, in particular to our E-commerce segment, are important to our sourcing of merchandise that we offer on our platforms, including on the OwlTing Market. While we have mid-to-long-term arrangements with some of our suppliers, we cannot guarantee the availability of the merchandise, particular payment terms for such merchandise or the extension of credit limits from our suppliers. Our current suppliers, including some single-source suppliers, may limit or stop providing merchandise to us on acceptable terms, or delay delivery, including as a result of one or more supplier bankruptcies due to poor economic conditions, natural or human-caused disasters (including public health crises), geopolitical events or for other reasons. In these circumstances, we may be unable to procure alternatives from other suppliers in a timely and efficient manner and on acceptable terms, or at all, or we could be forced to incur additional resources and time in onboarding new suppliers. In addition, violations by our suppliers or other vendors of applicable laws, regulations, contractual terms, intellectual property rights of others, as well as products or practices regarded as unethical, unsafe or hazardous, could expose us to claims, damage our reputation, limit our growth and negatively affect our operating results.

If we are not able to maintain and enhance our brand awareness, or if our reputation or our brands are damaged, our business and operating results may be materially and adversely affected.

Having a strong and trusted brand is pivotal to the success of our business and greatly affects our ability to attract and retain customers. We have developed a set of brands with our products including OwlPay, OwlNest, OwlTing Market, OwlJourney, OwlTing Experiences and OwlStay. Maintaining and enhancing awareness of these brands will be essential to growing and expanding our company, and will depend on our ability to continue providing reliable and innovative products and services and maintain trust with our customers and collaborators. Maintaining and enhancing our brands may require substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand awareness or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

Our reputation or brand could be damaged or diminished in various ways, including from unsuccessful new products and services; decisions regarding user privacy, data practices and information security; scrutiny or criticism from customers, collaborators, employees, government entities, media, advocacy groups, and other influencers or stakeholders; attacks from our competitors; negative publicity or reviews; or legal proceedings or investigations. Our brand could also be harmed by inadequate protection or misuse of sensitive information; fraud committed by third parties using our products or services; compliance failures and claims; incorrect or false content posted by third parties on our platforms, errors caused by us or our collaborators or third parties utilizing our platforms; and misconduct by our collaborators, service providers or other counterparties. Any negative publicity about the industries we operate in or are associated with, including the blockchain economy, could also adversely affect our brand or reputation even if the negative publicity or commentary is not directly related to us. If our brand or reputation is damaged or diminished in any of the foregoing ways, our business and operating results may be adversely impacted.

Risks Related to Our Financial Results

We have incurred operating losses in the past and we intend to continue to invest in our business. Thus, our ability to achieve or maintain profitability in the future is uncertain.

We recorded net losses of US$6.8 million in 2023 and US$10.3 million in 2024. Our future profitability depends on various factors that are beyond our immediate control. Our operating expenses will likely increase as we continue investing in our business and after we have become a public company.

We intend to continue making investments in our business, including expending resources on developing new products and services; international expansion into additional markets; sales and marketing; infrastructure; attracting and retaining personnel; strategic opportunities, including acquisitions and investments; and general administration, including legal, finance and other expenses related to being a public company. These investments could increase our expenses but may not lead to a corresponding increase in revenue or business growth. Growth in the number of our users could also result in increased losses, as we incur higher costs associated with a larger customer base up front but recognize revenue in future periods as our customers use our products and services. Moreover, businesses we acquire may have different profitability than our existing business, including business generating losses historically, and the synergies with such business acquisitions may not realize in time or at all. If we cannot achieve adequate revenue growth or effectively manage our expenses, we could incur substantial future losses.

If we are unable to achieve or maintain profitability, we may not be able to raise the necessary capital to satisfy our anticipated expenditures and other cash needs, or the capital we receive may not be on acceptable terms or in a timely manner. In this case, our business, operational results and financial condition could be adversely affected in a material way.

We may also incur additional costs as a result of being a public company, including significant legal, accounting and other new expenses under the requirements of the laws and regulations applicable to public companies, including the Sarbanes-Oxley Act of 2002, as well as various SEC and stock exchange rules on governance and disclosure.

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all, and our existing credit facility and our senior notes contain, and any future debt financing may contain, covenants that impact the operation of our business and pursuit of business opportunities.

We have funded our operations since inception primarily through equity financings, bank loans and revenue generated by our products and services, as well as other debt instruments that will be terminated, redeemed or converted upon or shortly after this direct listing. As we intend to continue to invest in our business and address various operational needs, including developing new products and services, expanding into additional jurisdictions and making strategic acquisitions and investment, we may periodically require additional financing. However, there can be no assurance that any additional financing will be available to us on acceptable terms, if at all. If events or circumstances occur such that we do not obtain additional funds as needed, there would be a material adverse effect on our business and results of operations or financial condition. We believe that our current cash, cash inflow expected from payment business expansion and creation of new revenue stream and cash from private placement to provide the necessary financial support to meet further short-term capital needs and to fund our current obligations, including the accrued dividends on and the redemption of all Class A

Preferred Shares shortly after this direct listing, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months.

Our ability to obtain additional financing, if and when necessary, is subject to investor and lender demand, our operating performance and the state of capital markets, among other factors. If we incur additional debt, debt holders would possess rights that are senior to holders of our Class A Common Shares to make claims on our assets. Such debt may also impose restrictions on our operations, including our ability to pay dividends on our Class A Common Shares. If we raise additional funds through issuing equity securities, our existing shareholders would experience dilution and these new equity securities may have rights, preference or privileges senior to those of our Class A Common Shares. We cannot be certain that we could obtain additional financing on favorable terms or in a timely manner, or at all, when needed, and any failure for us to obtain financing could impede our ability to continue supporting the operation and growth of our business and adversely affect our operating results.

Our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, and we cannot predict or estimate the amount, timing or nature of any future issuance of debt or shares. As a result, holders of our Class A Common Shares bear the risk of future issuances of debt or shares reducing the value of their securities and diluting their interests.

A significant amount of our business and revenues is derived from a relatively small number of customers, and the loss of these customers, including a reduction in their transaction volume, could have an adverse effect on our business, operating results and financial condition.

We have a large and diversified customer base; however, a relatively small number of customers, primarily business customers, may account for a significant amount of our revenues. For example, for the year 2024, our top 10 customers in payment services represent 20% of consolidated revenue. If we fail to retain our large customers and other customers, our business performance could be adversely impacted and/or experience significant fluctuations. Our customers may seek to alter the existing contractual arrangement during the renewal process, including on price, scope of services, payment terms or volume changes, and there could be no assurance that we could continue providing products and services for our customers on terms no less favorable than current.

We may also experience customer attrition as a result of several factors, including business cessation of our customers or switching of services by our customers to our competitors. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher than expected attrition, especially for any loss of large customers contributing to our revenues, which could have a material adverse effect on our business, financial condition and results of operations. Should the rate of growth of our customers’ business slow or decline, this could also have an adverse effect on their volume of transactions processed and/or spending on third-party products and services, and therefore an adverse effect on our results of operations. We may also face price competition as our customers, including any large customers contributing to our revenues, may seek to lower prices or propose different pricing structures that are less advantageous to us. Furthermore, the business customers that are larger in size are more likely to have arrangements with multiple providers that compete with our products and services, in particular for our payment products and services (primarily to mitigate risks of downtime or default of any single payments provider). As a result, these customers could shift business away from us to another service provider at any given time without necessarily terminating the contract with us. If we lose any larger customers or lose the amount of business we do with any larger customer, or if we are unsuccessful in retaining contract terms that are favorable to us with any large customers, we may not be able to replace such customers with other customers and our business, financial condition, results of operations and prospects may be materially and adversely affected.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which could further increase once we are no longer an “emerging growth company”. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq, and other applicable securities laws, rules and regulations impose various requirements on public companies. Our management and other personnel do not have prior experience in managing a public company and we will be required to devote a substantial amount of time to compliance with these requirements. Adhering to these rules and regulations will increase our legal and financial compliance costs, and could render some activities, such as sales, marketing and recruitment, more difficult, time-consuming or costly and increase demand on our systems and resources. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

The need to establish necessary corporate infrastructure and focus on the complex day-to-day operations of a growing public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and operational results. We have made, and will continue to make, changes to internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company; however, the measures taken may not be sufficient to satisfy our obligations as a public company and we may be required to invest additional resources. Changing laws, regulations and corporate governance and public disclosure standards could also create further uncertainty and costs to us to comply as a public company, or impose new requirements that we may lack prior experience in complying with. All of the above could potentially adversely affect our business, financial or operational results.

Our financial results may fluctuate significantly and periodically, which may make our period-to-period results volatile and our future performance difficult to predict.

Our periodic financial results may fluctuate significantly in the future due to various reasons, many of which we are unable to predict or are beyond our control. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Period-to-period comparison of operating results should not be viewed as a reliable indicator of our future performance.

Our periodic financial results could be influenced by fluctuations in many factors, including without limitation: level of market activity in our end markets including payments and hospitality; level of success for our growth and expansion strategies; development and introduction of new products or services by us or our competitors and the market reaction to such new products or services; our expense levels, including expenses in sales, marketing, professional service or other operating expenses; the amount of available capital for investing in the market; fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies; general economic conditions and changes in prospect of the economy; legal or regulatory developments; accounting implications; and seasonal spending trends.

Our results of operations could fall below the expectations of public market analysts and investors, or experience significant fluctuations in our financial results, any of which could cause the market price of our Class A Common Shares and/or other securities to fluctuate significantly.

Fluctuations in exchange rates could result in foreign currency exchange losses in our business.

A predominant portion of our revenues and costs are denominated in NTD, and a significant portion of our assets are also denominated in NTD. As of December 31, 2024, over 99% of our revenue came from Taiwan. As we expect to expand further internationally, our revenues and costs may also increasingly become denominated in other non-U.S. dollar foreign currencies in the future. Although our exposure to foreign currency risks should be limited in general, the reporting result of operations in the financial statements will be affected by the exchange rates between U.S. dollars and other currencies, as we use U.S. dollars as the reporting currency. For the years ended on December 31, 2023 and 2024, foreign exchange gain (loss) (including realized and unrealized portions) amounted to US$71,170 and US$(1,046,680), respectively.

The value of the NTD or other non-U.S. dollar foreign currencies against the U.S. dollar may fluctuate and is difficult to predict, which could be affected by, among other things, changes in political and economic conditions and the foreign exchange and/or monetary policies adopted in the United States, Taiwan or any other jurisdiction in which we operate. Fluctuations in exchange rates of the NTD and any other currencies, in which our business are denominated, against our reporting currency U.S. dollars, could have a material adverse effect on our financial condition and results of operations.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics, including on digital assets.

We must comply with complex accounting rules and regulations that are subject to interpretation from the IASB, the SEC, and various other entities responsible for promulgating and interpreting appropriate accounting principles. Recent actions and public comments from the SEC and accounting standard setting entities have focused on the integrity of financial reporting and internal controls and regulators are subjecting companies’ accounting policies to heightened scrutiny. Further, there is limited guidance from accounting standard setting entities on the appropriate financial accounting of digital assets, including stablecoins, and the related valuation and revenue recognition. In March 2022, the SEC issued the Staff Accounting Bulletin No. 121 (“SAB 121”), which added interpretive guidance for entities to consider when they have obligations to safeguard crypto-assets held for their platform users. As of December 31, 2024 and currently, we did not and do not hold any digital assets for our customers, but as we expect to further roll out our payment services, we may start holding digital assets for our customers in the future, and we will be required to comply with related accounting guidance, including SAB 121. A change in these principles or interpretations could significantly impact our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

There remains significant uncertainty on the accounting treatment for digital assets, including stablecoins, and their value and related revenue. The uncertain and potentially evolving nature of regulatory or financial accounting standards could require us to potentially adjust our accounting methods or restate our financial statements, thus impeding our ability to provide timely, accurate financial information, which in turn could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.

We are subject to changes in financial reporting standards or policies, including as a result of choices made by us, which could materially adversely affect our reported results of operations and financial condition.

Our consolidated financial statements are prepared in accordance with IFRS as issued by IASB, which may be periodically revised or expanded. As a result, we may be required to adopt new or revised accounting standards. Future accounting standards and financial reporting standards or policies, including those that we voluntarily adopt or are required to adopt, could change the accounting treatment that applies to our consolidated financial statements. These changes could have a materially adverse impact on our reported operational results and financial condition.

If our estimates or judgment relating to our critical accounting estimates prove to be incorrect, our operating results could be adversely affected.

Our preparation of financial statements to conform with IFRS as issued by IASB involves the making of estimates and assumptions which may affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on historical estimates and other reasonable assumptions, and influence our judgments about the carrying values of assets, liabilities, and equity, and the revenue and expense amounts that are not readily apparent from other sources. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.” Our critical accounting estimates include: (i) impairment of non-financial assets other than goodwill; (ii) recognition of deferred tax assets; and (iii) impairment of goodwill.

If our estimates or associated judgment proves to be incorrect, or if our assumptions change, or if actual circumstances deviate from our assumptions, our operating results may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as the applicable accounting standards to us. As a public company in the United States, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report by management, among other things, on the effectiveness of our internal control over financial reporting beginning with our first annual report as a public company. In addition, after we no longer qualify as an emerging growth company, we will be required to comply with auditor attestation requirement, pursuant to which our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting.

There continues to be a possibility that our management will conclude that our internal control over financial reporting is not effective. It is also possible that our independent registered public accounting firm, after conducting its own independent testing, may issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, we have certain reporting obligations, including our efforts to remediate any deficiency in our internal controls and maintain adequate internal controls, which may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

If we fail to achieve and maintain an effective internal control environment, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure of our internal controls could undermine our ability to provide accurate, timely, and reliable reports on our financial and operating results in compliance with applicable regulations, including the financial statements provided herein. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our Class A Common Shares, may be materially and adversely affected. Additionally, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Digital Assets and Stablecoin

The future development and growth of digital assets are subject to a variety of factors that are difficult to predict and evaluate. If the adoption and market acceptance of digital assets, in particular the stablecoin, does not grow as we expect, our business, operating results and financial condition could be adversely affected.

Our business operations, including our payment products and services offering the option to transfer funds via stablecoins, our wallet products for holding and transfer of digital assets and our API packages for stablecoin payment gateway integration, on/off-ramp, and cross-chain transactions to third-party wallet providers, financial institutions, and cross-border payment platforms, heavily rely on the underlying digital assets, including stablecoins, and their underlying blockchain networks. Digital assets built on blockchain technology were only introduced in 2008, and stablecoins in 2014, and both remain in the early stages of development. Different digital assets are designed for disparate purposes. The continued growth and development of these digital assets, their underlying networks, and other cryptographic and algorithmic protocols governing the creation, transfer and usage of digital assets represent a new and evolving model which is subject to numerous factors that are difficult to evaluate, including:

•

Any stablecoin project, like USDC, relies on third parties, such as Circle, the issuer of USDC, to maintain the underlying blockchain infrastructure, financial institutions and counterparties, to hold funds, cash equivalents and other assets to back the stablecoins that are issued, outstanding and freely circulating. These parties have their own policies and may change their view and acceptance of any stablecoin at any time. This may result in delays and other barriers to our operations involving that depend on stablecoin. Additionally, the fiat-reserves backing stablecoins held at or through financial institutions or intermediaries may be subject to the risk of loss, theft, insolvency, and governmental and regulatory freezes and seizures.

•

The markets for digital assets, including stablecoins, have varying degrees of liquidity. There is no assurance that there will continue to be an active market for one to transfer any digital assets, including stablecoins, which would be a critical pre-condition to certain of our products and services including the payment services via stablecoins and wallet services for digital assets.

•

Many blockchains where digital assets, including stablecoins, are built, such as USDC in Ethereum, Polygan, Solana and Stellar, have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the underlying blockchain, any of which could adversely affect the digital assets, including stablecoins, whose protocols are built on top of such blockchains.

•

The successful launch and adoption of central bank digital assets and tokenized deposits, as well as any bank-led consortia payment networks, including those already underway, could directly and adversely impact the demand for stablecoins such as USDC as well as our payment products and services built upon the stablecoin ecosystem, and if we cannot adapt to any shifting trends in adoption of such other asset types or clearing networks as payment and clearing options, our payment products and services may be adversely affected.

•

The governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular digital asset network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow.

•

Security issues, bugs and software errors have been identified within many digital assets, including stablecoins, and their underlying blockchain networks, some of which have already been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, including when creators of certain digital asset networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a digital asset could adversely affect its price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a digital asset network, as has previously occurred, it could manipulate transactions, which could lead to financial losses for asset holders, damage the network’s reputation and security, and adversely affect its value. Certain digital asset networks are in the process of implementing, or may implement from time to time, software upgrades and other protocol changes, which could introduce bugs, security risks or adversely affect the respective networks; and

•

The development of new technologies for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of the blockchain networks where the digital assets, including stablecoins, operate. Any reduction in rewards and transactions fees for miners or validators on any particular blockchain could likewise hurt such blockchain network’s security and increase the likelihood of a malicious attack, which could adversely affect our payment products and services to the extent we depend on such blockchain networks.

Certain of our business operations, including our payment products and services via stablecoins and our wallet products, are heavily focused on stablecoins such as USDC. Although the prices of stablecoins are intended to be stable compared to their respective reference assets, in many cases the prices of stablecoins, including USDC, could fluctuate, and sometimes do fluctuate significantly.

New legislative and regulatory frameworks are being introduced in the United States regarding the regulations of stablecoins and other digital assets. On July 18, 2025, the GENIUS Act was passed and signed into law of the United States, which directs for a federal regulatory framework for the issuance of “payment stablecoins” that are designed to be used as a means of payment and settlement. Under the GENIUS Act, payment stablecoins can only be issued by permitted issuers that are subject to qualifications and regulatory oversight and meet certain reserve, liquidity and periodic disclosure requirements. Non-compliant stablecoins, beginning from three years (or such other periods as specified in the Act) from the enactment of the GENIUS Act, will be prohibited from secondary market trading or being offered or sold in the United States by a digital asset service provider, subject to limited exceptions. Under the GENIUS Act, a person may only provide custodial or safekeeping services for payment stablecoin reserves, payment stablecoins used as collateral, or private keys used to issue payment stablecoins if they are subject to certain supervision by applicable regulators. Specific rules will need to be promulgated under the GENIUS Act to implement the act. In addition, the U.S. Congress is contemplating the CLARITY Act to establish the regulatory framework for digital assets and digital assets market, including by specifying the regulatory oversight authority for the applicable regulators and defining key concepts related to the digital assets. In particular, the CLARITY Act is expected to, if passed, define a digital asset that is intrinsically linked to and derive value from use in a blockchain system as “digital commodities”, and provide for certain exclusion or exemption for the digital commodities from being treated or regulated as a “security.” Under the CLARITY Act, the CFTC will have primary regulatory oversight authority over spot digital commodities. The CLARITY Act has not yet been passed and signed into law, and will require further rules to be promulgated to implement.

Regulators have initiated enforcement actions focused on certain stablecoins and their issuers, such as Tether, alleging false and misleading statements by its issuer regarding the assets backing Tether. Regulators have also initiated enforcement actions against BUSD and UST, alleging that such stablecoins are “securities” under the federal securities laws. The SEC also sent a subpoena to the financial technology company PayPal relating to the PayPal USD stablecoin that requested the production of documents. The SEC has since then dropped the probes into BUSD and PayPal USD stablecoin. The regulatory and legislative landscape has further developed; on April 4, 2025, the SEC published a Statement on Stablecoins stating its view that the offer and sale of certain dollar-backed stablecoins, in the manner and under the circumstances described therein, would not involve an offer and sale of “securities” within the meaning of U.S. securities laws, subject to facts and circumstances analysis. The GENIUS Act and, if passed, the CLARITY Act, also proscribe a regulatory framework that would further reduce uncertainty of the legal status and treatment of “payment stablecoins” or other digital assets in general and clarify in certain instances that such digital assets would not be treated or regulated as “securities.”

However, the regulatory framework for stablecoins remain in flux and subject to further promulgation of specific rules and regulatory interpretations in the United States, as well as more generally across the various regimes in which we operate. There could be no assurance that the regulatory regime for stablecoins or digital assets in general would evolve in any direction that is necessarily favorable to our business operations, or that our efforts to comply with the applicable regulatory regimes would not adversely affect our business or financial performance. Neither could there be assurance that the regulators, in the United States or any other jurisdictions, would not initiate enforcement actions against any particular stablecoin or digital assets which our products and services support or which we purchase, hold or transact in as part of our business operations. Our stablecoin solutions services do not currently involve, and we do not intend to expand our services in the future to involve, Tether, BUSD, UST or PayPal USD.

Stablecoins are a relatively new phenomenon, and it is impossible to know all of the risks accompanying stablecoins and their operations. Many factors, including significant volatility in price and regulatory limitations, might materially hinder the usage of stablecoins, and our products and services focused on stablecoins could be materially and adversely affected.

Other technical issues have also been discovered periodically with digital assets, including stablecoins, which have disabled functionalities, exposed certain users’ personal information, resulted in the theft of users’ assets and other negative consequences, and required a resolution with the attention and efforts of their global miner, user and development communities. If any such risks materialize, and in particular if they are not resolved, the development and growth of digital assets may be significantly affected and, as a result, our business, operating results and financial condition could be adversely affected. These risks are fundamentally beyond our control and could materially and adversely affect stablecoins and our business, financial condition and operating results.

Due to unfamiliarity and some negative publicity associated with the blockchain economy, existing and potential customers may have less confidence in or be less receptive to our payment services utilizing stablecoin or wallet products for holding digital assets.

Products and services that are based on digital assets are relatively new. Certain participants in the blockchain economy, including competitors of our products and services offerings, are unlicensed, unregulated, operate without supervision from any governmental authority, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity and regulatory compliance. Thus, customers and the general public may have diminished confidence or interest in digital asset and blockchain technology, including regulated products and services like ours.

Since the inception of the blockchain economy, numerous digital asset platforms have been the subject of lawsuits, investigations or have been shut down because of fraud, manipulative practices, business failure and security breaches. In many of these instances, customers of these platforms were not adequately compensated or made whole for the losses they incurred. In addition, there have been reports that a significant amount of digital asset trading volume on digital asset platforms, specifically on unregulated platforms located outside the United States, is fabricated and false. These reports may indicate that the digital asset platform activities market is substantially smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the blockchain economy, and the closure or temporary shutdown of digital asset platforms or other participants in the blockchain economy due to fraud, business failure, hackers or malware or government-mandated regulation, and associated customer losses may reduce confidence or interest in the blockchain economy. Any of these events could adversely affect our business and our customers’ perception of us, increase the difficulty and resources required for us to introduce and promote our products and services to potential customers, hurt our brand and reputation, including with respect to our business segments unrelated to the blockchain economy, or diminish customer demand for our products and services.

From time to time, we may encounter technical issues in connection with the integration of digital assets and changes and upgrades to their underlying networks, which could adversely affect our business.

In connection with our OwlPay suite of products, which support various aspects of the holding and transferring of digital assets and the embedded on/off-ramp services for our own end users, and our APIs for payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions—to third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions, various front- and back-end technical and development work is needed to implement our wallet, custody, transfers and other customer solutions for our supported digital assets and integrate such supported digital assets with our existing technical infrastructure. Our wallet product and service currently supports holding, transferring and on/off-ramping of USDC. Certain digital assets require a significant amount of development work and successful integration with any existing or future digital asset is not guaranteed. Additionally, we may experience from such integration software errors or weaknesses within our products, including our existing technical infrastructure. Technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network could also occur from time to time and result in incompatibility, technical issues, disruptions or security weaknesses to our products. If we cannot successfully identify, troubleshoot and resolve any such issues, we may fail to support such digital asset, our customers’ assets may be frozen or lost and our products and technical infrastructure may be affected, all of which could adversely impact our business.

We hold stablecoins and other digital assets for our business operations and are subject to the risks associated with such digital assets. While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions.

We hold stablecoins and other digital assets for our business operations and may start holding stablecoins for our customers in the future as a result of further growth of our OwlPay services. Under GENIUS Act, a person may only provide custodial or safekeeping services for payment stablecoin reserves, payment stablecoins used as collateral, or private keys used to issue payment stablecoins if they register with and are subject to certain supervision by applicable regulators in the United States. Under CLARITY Act, it is also expected that custodying digital commodities in many circumstances would trigger requirements to register with applicable regulators in the United States. Our business operations could become subject to such registration requirements and supervision by various regulators, subject to the specific rules promulgated under these Acts, and our business and financial performances could be adversely affected by additional compliance burdens and costs.

We may own stablecoins for our own account as a part of our day-to-day operations for our payment services. While we have been collaborating with Circle, the issuer of USDC, and Coinbase Prime, a digital asset exchange, under which we may convert between USDC and U.S. dollars in fiat currency at a one-to-one conversion rate, we cannot assure you that Circle or any other stablecoin issuers or collaborators would always hold the corresponding asset underlying each stablecoin in circulation and are therefore able to fulfill one-for-one conversion, or that Coinbase Prime or any other digital asset exchange would be able to transact for us between USDC and U.S. dollars at a one-to-one conversion. See “Business—Our Third-Party Collaborations.” In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. Some stablecoins issuers may become subject to regulatory enforcement actions that could adversely impact their ability to continue operating and accepting conversion of stablecoins. There could also be volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins, or regulatory concerns about stablecoin issuers or intermediaries supporting stablecoins. Any of the above could affect, among others, the value, credentials, exchangeability and liquidity of stablecoins.

In connection with our day-to-day business operations in payment, we may also hold digital assets other than stablecoins, including for our payment of gas fees. Digital assets have historically experienced high levels of volatility far in excess of that experienced in fiat currencies. Digital asset prices and volatility may be determined by a range of factors, including changes in the supply and demand for a particular digital asset, market sentiment, macroeconomic factors, utility of a particular digital asset, and idiosyncratic events such as exchange outages or commentary on social media. A decline in our digital assets price may require us to take an impairment charge on our digital assets, or could have further adverse impact on our operating results in any given period. Volatility in the value of digital assets or other market factors may limit our ability to convert digital assets into fiat currency at attractive prices or at all.

While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions. If any of these factors or events affecting stablecoins or other digital assets were to occur, we could suffer materials losses from the decline in value of stablecoins or other digital assets we hold, and we may not be able to mitigate our losses by timely converting our digital assets into other viable forms.

Depositing and withdrawing digital assets into and from our products involve risks, which could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business.

Our failure to safeguard and manage our customers’ digital assets could adversely impact our business, operating results and financial condition, and we are subject to a variety of risks in our efforts to protect our customers’ funds. See “—We may hold a substantial amount of funds belonging to our customers. If we are unable, or perceived as unable, to effectively manage our customers’ fiat currencies and digital assets, our business could be harmed.”

Our product OwlPay Wallet Pro offers a hosted wallet product that enables customers to deposit and withdraw digital assets, including stablecoins, which are being held by us for our customers. In order to own, transfer and use a digital asset on its underlying blockchain network, a person must have a private and public key pair associated with a set of network addresses, commonly referred to as a “wallet.” Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. A public key can be converted to the blockchain addresses in different blockchain networks. To deposit digital assets held by a customer into our hosted wallet product, a customer must “sign” a transaction which includes the blockchain address of a hosted wallet that we control and which we provide to the customer, by the private key of the wallet from where the customer is transferring digital assets, and broadcast the deposit transaction onto the underlying blockchain network. Similarly, to withdraw digital assets from our hosted wallet product, the customer must provide us with the blockchain address of the wallet that the digital assets are to be transferred to, and we would be required to “sign” a transaction authorizing the transfer. In addition, some digital asset networks require additional information to be provided in connection with any transfer of digital assets to or from our platforms.

A number of errors can occur in the process of depositing or withdrawing digital assets into or from our hosted or unhosted wallet products, such as typos, mistakes or the failure to include the information required by the blockchain network. For instance, a user may incorrectly enter our wallet’s address or the desired recipient’s address when depositing and withdrawing from our platforms, respectively. Alternatively, a user may transfer digital assets to a wallet address that the user does not own, control or hold the private keys to. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created, and if digital assets are sent to a wallet address associated with a different type of digital assets, all of the customer’s sent digital assets will be permanently and irretrievably lost with no means of recovery. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us and financial liabilities, any of which could adversely affect our business.

Moreover, for our hosted wallet product, we hold customer assets one-to-one at all times and we have procedures to process redemptions and withdrawals expeditiously, following the terms of the applicable user agreements. However, similar to traditional financial institutions, we may experience temporary process-related withdrawal delays. For example, we, and traditional financial institutions, may experience such delays if there is a significant volume of withdrawal requests that is vastly beyond anticipated levels. This does not mean we cannot or will not satisfy withdrawals, but this may mean a temporary delay in satisfying withdrawal requests, which we still expect to be satisfied within the withdrawal timelines set forth in the applicable user agreements or otherwise communicated by us. To the extent we have process-related delays, even if brief or due to blockchain network congestion or heightened redemption activity, and within the terms of an applicable user agreement or otherwise communicated by us, we may experience increased customer complaints and damage to our brand and reputation and face additional regulatory scrutiny, any of which could adversely affect our business.

A particular digital asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.

The regulatory treatment of a range of digital assets, products and services, including stablecoins like USDC, is highly uncertain and has drawn significant attention from legislative and regulatory bodies around the world.

The SEC has previously taken the position that a range of digital assets, products and services could fall within the definition of a “security” under U.S. federal securities laws. Some stablecoins have been asserted to be securities under the federal securities laws by the SEC and/or federal courts, including BUSD, a U.S. dollar stablecoin issued by Binance, and UST, a U.S. dollar stablecoin issued by Terra. The SEC also sent a subpoena to the financial technology company PayPal relating to the PayPal USD stablecoin that requested the production of documents. The SEC has since then dropped the probes into BUSD and PayPal USD stablecoin. Our stablecoin solutions services do not currently involve, and we do not intend to expand our services in the future to involve, BUSD, UST or PayPalUSD. In addition, the SEC has previously brought enforcement actions against certain participants in the digital assets economy, in which the SEC has asserted that digital assets including SOL, ADA, MATIC, FIL, ATOM, SAND, MANA, ALGO, AXS, COTI, CHZ, FLOW, ICP, NEAR, VGX, DASH and NEXO, are securities under the federal securities laws. In first half 2025, the SEC dismissed its enforcement actions against certain digital assets economy participants, including Coinbase and Kraken, the enforcement actions against whom were based on alleged failures to register as broker-dealers, exchanges and clearing agencies, which in part hinged upon the security status of various digital assets. There can be no guarantee that the SEC will not bring similar claims involving these or other digital assets in the future. However, these dismissals by the SEC expressed, according to the SEC releases, the intent to rectify its approach and develop crypto policy in a more transparent manner. Our current operations involve, on our own account and as a part of our services to handle gas fees payments for the business customers, holding and transacting MATIC, and may further expand to other digital assets. The SEC could also allege other digital assets as securities, including digital assets that are currently being held or transacted by us or otherwise involved in our business operations.

Determination of the “security” status for any given digital asset, product, or service has historically been based on highly complex, fact-driven analysis and is difficult to predict. While the legislative and regulatory efforts under the GENIUS Act and CLARITY Act are expected to introduce further certainty, there can be no assurance that the determining the legal status of a digital assets would become less challenging, or that our legal determination of “security” status, including any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset, product or service could be deemed a “security” or “securities offering” under applicable laws, would be the same as the determination of the applicable regulator or the court. It is also possible that future changes in the U.S. government or the appointment of new SEC commissioners could substantially impact the approach to enforcement by the SEC and its staff. Foreign jurisdictions vary in their approaches on classifying any digital assets, products and services as “securities.” As a result, certain digital assets, products or services may be classified as a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of digital assets, products or services as “securities.”

Certain of our business operations, including our payment products and services via stablecoins, our wallet products and our APIs for payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions—to third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions, necessarily involve digital assets, including stablecoins. The issuance and resale of digital assets, including stablecoins, may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, AML, commodities, securities, sanctions, and other laws and regulations in the United States and in other jurisdictions. The classification of a digital asset, product or service as a security under applicable law has broad implications for the regulatory obligations that flow from the offer, sale, trading and clearing, as applicable, of such assets, products or services.

A digital asset, product or service that is a “security” in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Platforms on which such digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the platform and its products and services impracticable. For example, persons that effect transactions in digital assets, products or services that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer”; platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading systems (“ATS”) in compliance with rules for ATSs; persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

We provide on/off-ramp services to our end customers, as well as end customers of third-party wallet providers and financial institutions, that allow these customers to convert between fiat currencies and stablecoins. We currently support the conversion between fiat currencies and USDC on the blockchains Ethereum, Avalanche, Arbitrum, Polygon and OP Mainnet (all using the ERC-20 standard), as well as USDC on Stellar (using the Stellar Asset standard), and expect to, in the future, support conversion between fiat currencies and other stablecoins including EURC, ZUSD and GYEN. We also provide wallet services that support our customers to hold these stablecoins. As part of our regular business operations in paying gas fees on behalf of our customers, we also hold and transact in a variety of digital assets, including ETH on Ethereum, AVAX on Avalanche, MATIC on Polygon, ETH (ARB) on Arbitrum, ETH (OP) on OP Mainnet and XLM on Stellar, and expect to, in the future, hold and transact in ETH (Base) on Base and SOL on Solana. We only provide services to our customers with respect to a stablecoin for which we have determined that there are reasonably strong arguments to conclude that such stablecoin is not a security and one that could reasonably be expected to comply with the GENIUS Act requirements as a “payment stablecoin.” However, any of our assessments on any digital asset is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts. There can be no assurance that we will over time properly characterize any given digital asset, product or service offering as a security or non-security, or that the SEC, a foreign regulatory authority or a court having final determinative authority on the topic, if the question was presented to it, would agree with our assessment.

If an applicable regulatory authority or a court, in either case having final determinative authority on the topic, were to determine that a stablecoin that we support is a “security,” we may no longer be able to support such stablecoin in our services, as well as other stablecoins or digital assets having similar characteristics, until we are able to do so in compliance with the laws and regulations governing such “security.” If the SEC or any state regulatory authority, through enforcement actions or other regulatory actions, were to assert that a stablecoin which we support is a “security,” or if we were to conclude that a stablecoin that we support could be determined as a “security,” we may likewise decide to suspend our services with respect to such stablecoin or other similar digital assets. The business models behind most digital assets, including stablecoins, are often incompatible with regulations applying to transactions in securities, and thus if a stablecoin is determined to be a security, it is likely to become difficult or impossible for such stablecoin to continue being transacted or transferred in an operationally feasible manner and for us to continue providing services with respect to such stablecoin at all. Furthermore, the SEC has brought enforcement actions alleging that certain digital assets trading platforms operated as unregistered securities exchanges, brokerages and clearing agencies, on the basis that certain digital assets transacted on such platforms are securities. We are not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS, or any foreign equivalents, and have no intention to be registered as such, and therefore we may be unable to provide on/off-ramp services for conversion between fiat currencies and a stablecoin determined to be a “security.” If it is subsequently determined that we have participated in the unregistered offering or distribution of “securities”, or have acted as “securities” intermediaries in violation of securities laws, we could be subject to judicial and regulatory actions, including litigation, regulatory investigations and significant fines and penalties. In particular, our stablecoin solutions are an integral part of our business, and if we are unable to support a type of stablecoin because that stablecoin is a “security,” our business and growth prospect and financial condition might be materially adversely affected. To the extent any customer suffer losses from transacting stablecoins using our services, customers may seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could, if such claim is ultimately successful, subject us to significant liability. If any other digital assets involved in our operations are “securities,” we may be unable to hold or transact such digital assets in an operationally feasible and compliant manner, which would require us to modify or even discontinue certain of our services or product features. For example, if the digital assets supporting the payment of gas fees on the various blockchains underlying the stablecoin are “securities,” we may be unable to handle the payment of gas fees in such digital assets on behalf of our customers, and our customers may have to obtain and hold directly such digital assets to pay for gas fees for their stablecoins transactions, which could make the experience with our services more cumbersome for our customers. More generally, if any digital assets, including stablecoins, involved in our operations, or any of our products and services are classified as a security in the United States or in other jurisdictions, the adoption of relevant digital assets could also be materially impacted and be limited in its liquidity, usability and transactability for the purpose of our business operations.

The loss or destruction of private keys required to access any digital assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm and other losses.

Digital assets can generally only be controlled if an individual possesses the unique private key associated with the digital wallet that holds specific assets. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private to prevent third-party access to the digital assets held in such a wallet. Although we possess backups for the secret shares of a private key, if a majority of the secret shares of private keys relating to our wallets containing digital assets held for our own accounts or for our customers is lost, destroyed or otherwise compromised or unavailable, or our backup of the secret shares of private key becomes inaccessible, we and our customers will be unable to access the digital assets held in the related wallets. We may retain third-party providers for backup of the secret shares of private keys. Any inappropriate access or theft of digital assets held by us or any third-party custodian, or the third-party custodian’s failure to maintain effective controls over the custody and other settlement services provided to us, could materially and adversely affect us. Furthermore, security breaches, hacking or other malicious activities continue targeting and affecting the blockchain economy. Such attacks could also result in loss of private keys relating to, or other hack or compromise of, the wallets storing our customers’ digital assets. Any of the above circumstances could require us to reimburse our customers for their losses and lead to significant financial costs for us as well as diminished customer trust and damages to our brand and reputation. The total value of digital assets in our possession and control could be significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds, which could cause our business, operating results and financial condition to be adversely impacted in the event of such uninsured loss.

The prices of digital assets are extremely volatile, and price fluctuations may adversely impact the value of digital assets that we hold.

Digital assets have historically experienced high volatility levels that far exceed the volatility of fiat currencies. Various factors contribute to changing digital asset prices and volatility, including evolving supply and demand for a particular digital asset, market sentiment, macroeconomic factors, utility of a particular digital asset, and events such as exchange outages or social media commentary. To the extent we continue to hold digital assets for our operational needs, we may be subject to the high degree of price volatility associated with these digital assets, and fluctuations in digital assets value could affect our financial performance. A price decrease may require us to take an impairment charge on our digital assets, and any decline in digital asset value could potentially have a more significant detrimental impact on our operating results during any given period. Volatility in digital asset value or other market factors may also limit our ability to convert digital assets into fiat currency at attractive prices or at all. See “—We hold stablecoins and other digital assets for our business operations and are subject to the risks associated with such digital assets. While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions.”

A particular digital asset may be subject to regulatory authority by the Commodity Futures Trading Commission (“CFTC”). Any fraudulent or manipulative activity in a digital asset occurring via our products or services could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.

The CFTC has stated and judicial decisions involving the CFTC enforcement actions have confirmed that at least some digital assets, including stablecoins such as USDC, fall within the definition of a “commodity” under the U.S. Commodity Exchange Act of 1936. Furthermore, the U.S. legislature is contemplating the CLARITY Act to establish the regulatory framework for digital assets and digital assets market, including by specifying the regulatory oversight authority for the applicable regulators, including the CFTC. The CLARITY Act is expected to, if passed, define a digital asset that is intrinsically linked to and derive value from use in a blockchain system as “digital commodities” and subject such digital assets to the oversight by the CFTC. Notably, under the CLARITY Act, payment stablecoins will be carved out of the definition of digital commodity and subject to a separate regulatory framework.

Under the CLARITY Act, the CFTC will have primary regulatory oversight authority over spot digital commodities. To the extent that we are deemed to be an entity that, as a regular business, solicits or accepts orders for the purchase or sale of digital commodities and maintains control over customer funds or transaction execution, or act as counterparty for the purchase or sale of digital commodities, in each case beyond activities incidental to making, sending, receiving or facilitating payments, we may be required to register as a digital commodity broker or digital commodity dealer with the CFTC and subject to additional supervision, which could affect our regulatory compliance burden. The CLARITY Act has not yet been passed and signed into law, and will require further rules to be promulgated to implement. The CFTC has general enforcement authority to police against manipulation and fraud in connection with transactions involving in at least some spot digital assets. From time to time, manipulation, fraud, and other forms of improper activity by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries and enforcement actions, similar actions by other regulators, government agencies and civil litigation. If we become subject to such investigations, inquiries, enforcement actions or litigation, we may incur substantial costs and could suffer negative publicity.

Future developments regarding the treatment of digital assets for U.S. and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the lack of comprehensive legal and tax guidance regarding digital asset products and transactions, there is much uncertainty as to how U.S. and foreign tax regimes will treat digital asset transactions and what tax guidance will be issued in the future.

In 2014, the Internal Revenue Service (“IRS”) released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. From time to time, the IRS has released other notices and rulings relating to the tax treatment of virtual currency or digital assets reflecting the IRS’s position on certain issues. The IRS has not addressed other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.

There continues to be uncertainty regarding the timing, character and amount of income inclusions for various digital asset transactions in different jurisdictions. The IRS or tax authorities in other jurisdictions may disagree with our treatment of certain of our digital asset events for tax purposes, which could adversely affect our customers and the vitality of our business. There can be no assurance that the IRS, the U.S. States revenue agencies or tax authorities or other tax authorities will not alter their respective positions with respect to digital assets in the future or that a court of valid jurisdiction would uphold the treatment set forth in existing positions. It also is unclear what additional tax authority positions, regulations, or legislation may be issued in the future regarding the treatment of existing digital asset transactions and future digital asset innovations in the United State or other jurisdictions in which we operate. Any of these developments could result in adverse tax consequences for digital assets holders and could adversely affect the value of digital assets and the broader blockchain economy. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty as to how digital assets are treated for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers and could impact our business, both domestically and abroad.

Concerns about the environmental impacts of blockchain technology could adversely impact usage and perceptions of our services.

The blockchain technology underlying the blockchain economy could incur substantial energy usage and environmental impacts, particularly relating to proof of work mining, which has attracted considerable attention. Government and publicity scrutiny related to restrictions on digital assets mining facilities and their energy consumption may increase, resulting in additional regulation that could adversely impact usage of digital assets, including stablecoins, on which certain of our operations depend, and limit our products and services offerings and harm our business. The considerable electricity consumption by mining operators may also have a negative environmental impact, including contributing to climate change, which could create a negative consumer sentiment and perception of the blockchain economy generally, which may adversely affect our brand image and complicate our marketing efforts, as well and adversely affect our business, prospects, financial condition and operating results.

Risks Related to Our Technology, Data Privacy and Intellectual Property

Business interruptions or systems failures, including any disruption in any of the blockchain networks we support, may impair the availability of our websites, applications, products or services, result in a loss of customers or funds or otherwise have an adverse effect on our business.

Our systems and the systems of our third-party providers and strategic collaborators may experience service interruptions or degradation from hardware and software defects or malfunctions, distributed denial-of-service (DDoS) and other cyberattacks, insider threats, break-ins, sabotage and vandalism. Such service interruptions or degradation may also result from human errors, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other changes or events.

We have experienced high growth rates in the transaction volumes processed by third-party service providers collaborating with us over the past years, and we expect growth to continue for the coming years; and the risk of security incidents may increase as we experience an increase in electronic payments, e-commerce and other online activity. See “Business—Our Third-Party Collaborations.” Despite our efforts to continually improve and upgrade our information systems and technologies, there can be no assurance that our transaction processing capacity would meet potential future growth in the demand for our payment products and services. It is also possible that our payment products and services could reach the limits of the number and volume of transactions that we are able to process, resulting in longer processing time or even downtime. Implementing new systems and technologies is complex, costly and time-consuming, and may not be successful. If we fail to swiftly and successfully implement new information systems and technologies or conduct improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could adversely impact our business, internal controls, operating results, and financial condition.

Our reputation and ability to attract and retain customers, especially business customers of our payment products and services, as well as to further our ability to expand our business, depends on our ability to operate our various products and services at high levels of reliability, scalability and performance. Any significant disruption in our products and services or information technology systems could result in loss of revenue, and could lead to a loss of customers or funds and adversely impact our reputation and our business, operating results and financial condition. A prolonged interruption in the availability or underperformance in the functionality of our products and services could materially harm our reputation and business. Significant or persistent service interruptions could lead current or potential customers or collaborators to believe that our systems are unreliable, causing them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands. Should any system failure or similar event cause damage to our customers or their payments counterparties, we may be subject to claims for their losses, which, even if unsuccessful, would likely be time-consuming and costly for us to address.

Because we are a regulated financial service provider in certain jurisdictions, interruptions could result in regulatory scrutiny, and significant or persistent interruptions could lead to significant fines and penalties and mandatory and costly changes to our business practices, including specific business continuity and disaster recovery plans and more rigorous testing of such plans. Unfavorable regulatory scrutiny arising from frequent or persistent service interruptions could ultimately cause us to lose existing licenses or banking relationships necessary for operating or prevent or delay us from obtaining additional required licenses. Any resulting setbacks in establishing a strong portfolio of regulatory licenses and permits could significantly limit our growth and adversely affect our business operations and prospects.

Our services must integrate with a variety of operating systems, software, hardware and web browsers. If we are unable to ensure that our services interoperate with such operating systems, hardware and web browsers, our business may be materially and adversely affected.

We offer our products and services across a range of operating systems and platforms, and we rely on the seamless integration of our products and services with such various scenarios where customers access and use our products and services. We cannot control these operating systems or platforms, and any alterations to these systems could diminish the functionality of our products and services, impose additional costs or requirements or provide preferential treatment to competing services, including creating self-preference.

Additionally, we may need to expend special efforts in allowing for our products and services to be seamlessly integrated with various operating systems and platforms and to deliver consistent experience to our customers across different operating systems and platforms. If our customers struggle to access and use our products and services due to any compatibility issue, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our products and services may not function as intended due to errors in our software, hardware and systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

Our software, systems and processes underlying our products and services are complex and could contain undetected errors or vulnerabilities that could have a material adverse effect on our business, especially if these errors or vulnerabilities are not swiftly detected and addressed. Any failure to successfully correct such errors, defects, security vulnerabilities or software bugs in a timely manner, or at all, could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance, government inquiries or investigations, claims and litigation, and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations.

We have previously identified potential periodical defects and errors in our software and software updates, internal systems, external facing communications, processes and technical integrations with third-party systems, including software and process underlying our customized software-as-a-service (“SaaS”) products, and new errors or vulnerabilities could transpire in the future. As our operations increase in size and complexity, and as we integrate new, acquired subsidiaries with different technology stacks and practices, these risks may correspondingly increase.

We regularly release product and service updates and functional enhancements, which increase the possibility of errors. We deploy new versions and enhancements to our customers in bulk simultaneously, and any errors, defects, security vulnerabilities or software bugs contained in such updates or enhancements could lead to more severe consequences than if such updates or enhancements were only deployed to a smaller number of our customers.

Our products and services, in particular within the Payments and Hospitality segments, are designed to process complex transactions and deliver reports and other transactional information at high volumes and processing speeds. Any errors, data leaks, security breaches or incidents, service disruptions, or other performance problems with our products or services caused by external or internal actors could damage our customers’ businesses and our reputation.

We could also be subject to cyberattacks by malicious actors taking advantage of any security vulnerabilities. See “—Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business and financial condition.”

We and our merchants, collaborators and others who use our services obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.

We and our third-party service providers may obtain and process large amounts of sensitive and/or personal data related to our customers, payment counterparties of our customers and their transactions. Our operations may involve the storage and transmission of sensitive data of individuals and businesses using our services, including without limitation their names, addresses, social security/tax ID numbers (or foreign equivalents), government IDs, payment card numbers and expiration dates and bank account information.

A core aspect of our business, in particular with respect to our payment products services, is our reliability and security. Any real or perceived improper use of, disclosure of, or access to such data, or any compromise of security that results in the unauthorized use, theft or destruction of such data, could harm our reputation and our ability to retain customers or attract new customers and adversely affect our business. Managing and protecting these data will expose us to risks, including to our reputation, that will only increase as our business continues expanding, including through potential acquisitions of or investments in other companies and technologies. While we have implemented administrative, technical and physical security measures and controls, there can be no assurance that our security measures would be adequate and not subject to data breaches. Our products and services operate in conjunction with, and we are dependent upon, third-party providers, and it is also possible that our third-party providers may be subject to data breaches that affect our products and services or our customers.

More specifically, under card network rules and our contracts with our card processors, if there is a breach of payment card information that we store or that is stored by our merchants or other third parties with which we do business, we could be liable to the card network or payment card issuing banks for certain of their costs and expenses. If there is improper disclosure of or unauthorized access to funds, digital assets, or other assets, or other sensitive data on our systems or our collaborators’ systems, we could incur significant financial losses and remediation costs and become subject to claims, litigation, regulatory scrutiny and investigations. In addition, if our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected.

We are subject to numerous laws across various jurisdictions regarding the collection, use, retention, processing and transfer of data in connection with our operations, and these laws and related regulatory regimes are evolving and may be subject to differing interpretations. Many jurisdictions have enacted laws requiring companies to notify individuals, customers or government regulators of data security breaches involving certain types of personal data and our agreements with certain business customers and our collaborators require us to notify them in the event of a security incident, and such notification may be costly and could lead to negative publicity. Any failure, or perceived failure, for us to comply with our privacy policies or with any applicable privacy laws in one or more jurisdictions could result in proceedings or actions against us by governmental entities or others, including class action privacy litigation in certain jurisdictions, significant fines, penalties, judgments and reputational damages to us.

Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business and financial condition.

We may experience cybersecurity incidents, including breaches of our security measures, network breaches and compromise of personally identifiable customer information due to human error, deception, malfeasance, insider threats, system errors, defects, vulnerabilities or other irregularities. Our networks and systems, as well as our third-party providers’ networks and systems, may be vulnerable to physical and electronic breaches, computer viruses and other attacks by cyber-criminals, internet fraudsters, employees or others, which could lead to, amongst other things, a leakage of data, damage related to incursions, destruction of documents, inability or delays in performing our services, including processing transactions and unauthorized transactions.

The methods used to launch cyberattacks continue to evolve. Unauthorized parties may attempt to use different methods to obtain illegal access to systems and information (including our customers’ and our customers’ payment counterparties’ personal data), disable or degrade service, exploit vulnerabilities or sabotage systems. These methods may not be detected until they have been launched. Cyberattacks could involve hacking into our systems or facilities or those of our customers, strategic collaborators or other third-party providers, and attempting to fraudulently induce users of these systems (including employees, vendor and collaborator personnel and customers) into disclosing usernames, passwords, payment card information, multi-factor authentication application access or other sensitive information used to access such systems or facilities. This information may, in turn, be used to access our customers’ confidential personal or proprietary information and financial instrument data stored on or accessible through our information technology systems and those of our third-party service providers. This information may also be used to execute fraudulent transactions or engage in other fraudulent actions. Various evolving cybersecurity threats, including advanced and persisting cyberattacks, cyberextortion, distributed denial-of-service (DDoS) attacks, ransomware, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of our information technology and infrastructure and those of our strategic collaborators and third-party providers or of other components within our information technology supply chain, are becoming increasingly sophisticated and complex, may be difficult to detect, and could compromise the confidentiality, availability, and integrity of system data and the systems themselves.

An increasing number of organizations, including large businesses, technology companies and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks. Attacks upon systems across a variety of industries, including the blockchain economy, are increasing in their frequency, persistence and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors.

Cybersecurity breaches and other exploited security vulnerabilities, whether actual or perceived, could interrupt our operations, result in our systems or products and services being unavailable, subject us to significant costs and third-party liabilities, result in improper data disclosure and violations of applicable privacy and other laws, require us to alter our business practices, incur significant remediation costs, diminish customer confidence in, or decreased use of, our products and services, damage our reputation and brands, divert management from concentrating on business operations, result in significant compensation or contractual penalties from customer losses or claims, or leave us susceptible to litigation, regulatory investigations, and significant fines and penalties. See “—We and our merchants, collaborators and others who use our services obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.” In addition, any cybersecurity incidents, including cyberattacks or data security breaches affecting our merchants or third-party vendors (including data center and cloud computing providers) could have similar negative effects.

Although we have developed systems and processes that are designed to protect against cybersecurity breaches, there can be no guarantee that these security measures will be sufficient and we may need to continue to expend significant resources to bolster these protections. While we maintain insurance policies intended to help offset the potential financial impact of these risks, our coverage may be insufficient to fully compensate for all losses caused by security breaches and other damage to or unavailability of our systems.

Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results and financial condition.

Our intellectual property rights are integral to our business. We rely on, and expect to continue to rely on, trademark, trade dress, domain name, copyright, trade secret and patent rights to safeguard our brand and other intellectual property rights. However, as effective maintenance of intellectual property rights is costly and difficult, these efforts may not be sufficient or effective. Our intellectual property rights may be infringed, misappropriated, contested or circumvented, which could result in our intellectual property rights being narrowed in scope or declared invalid or unenforceable. We may rely on agreements with employees and third parties to protect our unpatented proprietary information and technology, such as trade secrets and confidential information. Such agreements may be insufficient or may be breached, which could potentially lead to the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could diminish any competitive advantage we derive from the relevant intellectual property. Our unpatented proprietary information and technology could also be compromised if our security measures or those of our third-party service providers are unable to prevent cyberattacks. Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could have a material and adverse effect on our business.

We routinely apply and submit registration for our intellectual property rights related to our products and services in the United States and internationally, particularly focusing on filing new patent applications for U.S. invention patents related to fintech technology. We have been running a long-term intellectual property incentive program to encourage employees providing their creative ideas. We may incur time and resources in pursuing such application and registration of intellectual property rights, though these efforts may not always succeed. Further, certain foreign jurisdictions in which we operate may lack effective intellectual property rights protection or may not protect our intellectual property rights in a similar fashion as under U.S. laws. We may need to expend additional resources to defend our intellectual property in these countries, and the inability to do so could impair our business or adversely affect our international expansion. In some instances, we may be unable to or choose not to obtain legal protection for our intellectual property due to the cost.

Our intellectual property rights protection and management are implemented through the in-house team. We maintain an effective chart of trademark asset management, including maintaining accurate records of trademark-related assets, documents, and registration certificates. We regularly monitor the patent publications and issued patents of potential competitors and analyze the patent portfolio of the new competitors for researching their strengths and weaknesses. We also engage external advisors to seek their opinion about intellectual property portfolio strategy and to coordinate with their local representations to carry out the application filing and maintenance in multiple jurisdictions. There can be no assurance that our intellectual property rights protection and management will be sufficient. In addition, there can be no assurance that our intellectual property rights will be sufficient to protect against our competitors’ products or services substantially similar to ours, or that they would provide us with competitive advantages or distinguish our products and services from those of our competitors.

We may be subject to intellectual property infringement claims or other allegations by third parties, which may cause substantial costs and materially and adversely affect our business operations.

We may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their copyrights, patents and other intellectual property rights. Disputes on intellectual property rights could be commonplace among companies in technology-related industries, who own large numbers of intellectual property rights and may enter into expensive and time-consuming litigation regarding intellectual property rights. Additionally, various “non-practicing entities” that own patents, copyrights, trademarks, trade secrets and other intellectual property rights may attempt to assert claims to extract payments from technology companies.

While we allocate substantial resources towards compliance with the statutory, regulatory, and judicial frameworks and the terms and conditions of statutory licenses, we cannot assure you that we are not infringing or violating any third-party intellectual property rights or that we will not do so in the future. As we seek to expand our business operations into additional jurisdictions and sectors, we may face increasing risk exposure to intellectual property rights claims from competitors and non-practicing entities. Furthermore, we could also be implicated in intellectual property disputes among third parties to the extent any of our agreements with our business collaborators require indemnification for intellectual property claims against them.

Adverse rulings against us involving a claim of intellectual property right infringement could lead to payment of substantial damages or license fees, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease the use of products, services, solutions, content or other assets at issue of the claim that we had previously had the ability to use; expend additional development resources to redesign our products and services; enter into potentially unfavorable royalty or license agreements in order to obtain the necessary right to use; indemnify our collaborators and other third parties; and/or take other actions that may have material and adverse effects on our business, operating results and financial condition.

Given the uncertainty and evolving legal and regulatory framework in various jurisdictions in which we operate, it could be difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions are meritorious or will substantially harm our business, operating results and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims.

Risks Related to Laws and Regulations

We may not be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines or penalties or force us to discontinue operations in such jurisdiction, any of which could have a material adverse effect on our business, financial condition and results of operations.

We have obtained licenses to operate as a money transmitter or the equivalent in the United States and in the states where such licenses or equivalent is required. We are also registered as an “MSB” with the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”). As a licensed money transmitter, we are subject to obligations and restrictions applicable to entities in the United States. In certain other jurisdictions, we have also obtained regulatory registrations to conduct our business, or are in the process of obtaining approval for such registrations, from the applicable financial regulatory authorities in accordance with applicable law in the jurisdictions in which we operate. For additional information on our licenses and regulations applicable to our operations, see “Business—Regulations”.

There can be no assurance that we will be able to obtain or maintain any of the required regulatory licenses, certifications and regulatory approvals in the jurisdictions or industry in which we operate or may in the future operate. Even where we maintain regulatory licenses, certifications and regulatory approvals, there may be substantial costs and potential regulatory determinations, interpretations or changes associated with maintaining such licenses, certifications, registrations and approvals, and we could be subject to fines or other enforcement action if we violate applicable requirements. Regulatory compliance could result in substantial cost and delays in the provision of our payment services, or could require significant or costly operational changes to comply with applicable licenses. Regulatory laws and standards governing our licenses are subject to change or to varying interpretations, in many cases due to lack of specificity or due to the uncertain nature of their application to a new business such as ours.

In a number of emerging markets, new regulations applicable to financial institutions with business models similar to ours are being considered or in the process of being implemented. Moreover, it is not always clear how such laws and regulations apply to our business, especially as some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, the actions required to comply with licensing regulations may evolve over time as new guidance is provided by supervisory authorities and the interpretation of requirements by supervisory authorities and courts may be further clarified over time. In addition, in certain jurisdictions, companies engaged in our types of business could be required to maintain a higher minimum authorized capital than other companies. We may be unsuccessful in our efforts to comply with existing or evolving regulatory interpretations applicable to licenses, authorizations and applicable regulations in the jurisdictions in which we conduct business, including as a result of our rapid growth and lack of familiarity with the regulatory requirements applicable to new jurisdictions. Failure to comply with relevant regulations, directly and indirectly, could subject us to fines or penalties or force us to discontinue operations in certain jurisdictions which would have a material adverse effect on our business, financial condition and results of operations.

Due to ongoing developments in payments regulation, we obtain advice from external counsel as required in order to assess any applicable risk and, where necessary, may determine to limit the extent of our operations in a particular jurisdiction or will consider whether to obtain a license in such jurisdiction. However, the adoption of new payment processing, money transmitter or other licensing statutes in the jurisdictions in which we operate, changes in regulators’ interpretation of existing money transmitter or other licensing statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, substantial increase in legal fees, limit certain of our business activities until they are appropriately licensed, and expose us to financial penalties. Furthermore, if we were found to be in violation of any current or future regulations, or to have previously been in breach of any regulation, in any markets from which we accept merchants or customers, this could result in a requirement for future compliance, fines, other forms of liability, increased legal fees and expenses and/or force us to change business practices or to cease operations altogether, and we, our directors, executive officers or employees may also be exposed to a financial liability, civil or criminal liability, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

We are subject to AML, CTF and sanctions regulations, and failure to comply with these regulations may lead to administrative sanctions, criminal penalties and/or reputational damage.

We are subject to laws, regulations, and executive orders regarding AML, CTF, including the Bank Secrecy Act of 1970 (“BSA”), and economic and trade sanctions that could hinder our global competitiveness or subject us to potential criminal or civil penalties if we violate them.

We have implemented policies and procedures that we believe are sufficiently compliant with currently applicable AML, CTF and sanctions rules and regulations. However, we cannot wholly guarantee that these policies and procedures will completely prevent instances of money laundering, including by employees, merchants, collaborators, or other parties for which we may be held responsible. Further, our payment and financial services related activities may be susceptible to illegal and improper uses, including money laundering, terrorist financing, and payments to sanctioned parties. These laws and regulations to which we are now or in the future may be subject to are highly complex, may be vague, and could change and may be interpreted to make it difficult or impossible for us to comply with them. If we fail to comply with applicable laws and regulations, we would face significant consequences, including litigation, sanctions, administrative measures, fines, criminal penalties and reputational consequences, which could have a material adverse effect on our business, financial condition, results of operations.

We are subject to regulatory oversight and enforcement by authorities regulating financial services in the jurisdictions we operate, and subject to important obligations and restrictions.

We are also subject to regulatory oversight and enforcement by the authorities regulating financial services in the jurisdictions we operate, including FinCEN, and have registered with FinCEN as an MSB. As a licensed money transmitter, we are subject to obligations and restrictions regarding AML, investment of customer funds, reporting, bonding, and inspection by state and federal regulatory agencies concerning those aspects of our business considered money transmission. Evaluation of our compliance efforts and the questions of whether and to what extent our products and services constitute money transmission, are subject to regulatory interpretation and subject to change.

In addition, regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our merchants’ transactions. Regulators may conduct audits of our compliance framework, which can include a review of all applicable records to verify identities of customers, reporting of suspicious transactions and transactional activity including monitoring processes implemented and all components of the compliance framework, and compliance with these audit processes can result in increased costs or subject us to potential enforcement proceedings. Any perceived or actual breach of compliance by us with respect to applicable laws, rules and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches and expose us to legal risk and potential liability.

We are subject to extensive regulations and supervision by the regulatory and law enforcement agencies regulating financial products and enforcing consumer protections laws, and changes in existing regulations or the implementation of future regulations may adversely affect our financial condition and results of operations.

We are subject to extensive regulations and supervision by the regulatory and law enforcement agencies regulating financial products and enforcing consumer protection laws, including the Consumer Financial Protection Bureau, in the markets in which we operate. The laws or regulations of the jurisdictions in which we operate may be amended, adopted, enforced or interpreted in a manner that could have an adverse effect on our financial condition and results of operations. Any failure to adopt adequate responses to such changes in the regulatory framework may have an adverse effect on our financial condition and results of operations. Consumer protection legislation may prevent or reduce our existing ability to package financial products and thus decrease our profitability per customer. We cannot predict whether and to what extent new laws and regulations, or changes to existing laws and regulations, affecting our business will be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition and results of operations.

We are subject to complex and evolving regulations and oversight related to data protection, privacy and information security.

As privacy, data protection, and information security continue to be rapidly evolving areas, further legislative activity will likely continue occurring in the United States and other jurisdictions. These legislative efforts could have far-reaching effects that may necessitate the modification of our current practices and incur substantial costs due to the challenges of compliance. Any failure, real or perceived, by us to comply with our privacy, data protection, or information security policies, changing consumer expectations, or with any evolving legal or regulatory requirements, industry standards, or contractual obligations could result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, and fines, penalties and other liabilities, may harm our reputation and competitive position, and may cause our customers to reduce their use of our products and services and materially and adversely affect our business.

Our provision of virtual currency-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affects our prospects or operations in this respect.

As virtual currency remains a relatively new development in the payments and financial services sector, its regulatory status remains somewhat unclear in the United States and other jurisdictions. As regulatory interpretations continue developing globally, we may be required to obtain new registrations and licenses, and may be obliged to adhere to further compliance obligations, which could materially impact our business.

Our products and services involve the use of, as well as conversion from fiat currency from and into, stablecoins. The regulatory treatment of fiat-backed stablecoins such as USDC is highly uncertain and has drawn significant attention from legislative and regulatory bodies around the world, even with the passing of GENIUS Act in the United States governing payment stablecoins. See “—The future development and growth of digital assets are subject to a variety of factors that are difficult to predict and evaluate. If the adoption and market acceptance of digital assets, in particular the stablecoin, does not grow as we expect, our business, operating results and financial condition could be adversely affected.” The resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the United States and in other jurisdictions. See “—A particular digital asset, product or service’s status as a ‘security’ in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

Given the highly evolving industry that we are in, the laws, rules and regulations are still subject to constant variations and may be modified and applied within a short period of time. If we fail to comply with these laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which would adversely affect our business. We may face adverse impacts to our ability to continue operating our business and to pursue our future strategies, which would have a material adverse effect on our business, prospects or operations.

We are subject to the laws and regulations concerning escheatment of unclaimed property.

We are subject to the laws and regulations concerning identification, reporting and escheatment of unclaimed property in the United States and certain other jurisdictions in which we operate. We are also subject to audit and examination for compliance with these requirements, which may result in fines or penalties. Litigation may be brought by, or on behalf of, one or more entities, seeking to recover unclaimed property. Laws and regulations relating to unclaimed property are periodically revised to increase revenues relating to collection of unclaimed property, which may adversely affect our business.

However, there is significant uncertainty as to how the existing laws or new laws regarding unclaimed property may be interpreted to cover digital assets. Changes in current laws or regulations or the imposition of new laws and regulations in the jurisdictions we operate, or any withdrawal by us from certain markets because of such actions, could adversely affect our business, including by giving our competitors an opportunity to penetrate geographic markets that we cannot access.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act or similar anti-bribery and anti-corruption laws in other jurisdictions in which we operate.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery and anti-corruption laws in other jurisdictions in which we conduct activities generally prohibit companies from making or offering improper payments to public officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, the FCPA requires U.S. public companies to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. As such, if we fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

We are subject to laws and regulations worldwide, many of which are still developing and which could increase our costs or materially and adversely affect our business.

We are subject to a variety of laws internationally that affect our business, including laws regarding privacy, data protection, information security, virtual currencies, identity theft, tax, marketing, labor and employment, and anti-competition, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make any of our products and services less attractive to our customers or cause us to change or limit our ability to sell our products and services. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures. In addition, any failure or perceived failure by us to comply with any laws, regulatory requirements, legal obligations, or policies relating to privacy, data protection, information security, or consumer protection may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups, or others, and could result in significant liability and otherwise materially and adversely affect our reputation and business.

We are subject to scrutiny under antitrust and competition laws.

We could be subject to scrutiny by various government agencies under the United States and other foreign laws and regulations, including antitrust and competition laws. These agencies could in the future allege that our actions violate the antitrust or competition laws of the United States, individual states, other countries, or otherwise constitute unfair competition. Our business agreements or arrangements with merchants or other companies could give rise to regulatory action or antitrust litigation, and the broad remit of our business could lead otherwise uncontroversial business practices to be deemed anticompetitive. Any claims or investigations could be costly, time-consuming, generate negative publicity, and substantial diversion of management attention, and could lead to reputational harm, significant monetary judgments against us, or require the alteration of business practice, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

As of December 31, 2024, over 99% of our revenue came from Taiwan. Changes in Taiwan, U.S. and foreign tax laws, as well as the application of such laws, could adversely impact our financial position and operating results.

We launched OwlPay in 2023, and as of December 31, 2024, over 99% of the revenue from payment services came from Taiwan. Similarly, our revenue from other non-payment services in overseas markets as of December 31, 2024 was less than 1%. We are subject to complex tax laws and regulations in Taiwan, the United States, and various foreign jurisdictions. All of these jurisdictions have in the past and may in the future alter their corporate income tax rates and other income tax laws which could increase our future income tax provision. Our tax liability determination is subject to review and audit by the applicable U.S. and foreign tax authorities, and could be challenged by such tax authorities. An adversely decided challenge could hurt our operating results and financial condition.

Determining our worldwide tax provision and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is complex and uncertain. Moreover, as a multinational business, we have subsidiaries that engage in many intercompany transactions in various tax jurisdictions, and each jurisdiction’s tax authority could interpret applicable tax laws in divergent and even conflicting ways. The tax authorities of the jurisdictions in which we operate may challenge our tax treatment of certain items or the methodologies we use, which could impact our worldwide effective tax rate and harm our financial position and operating results.

We also are subject to non-income taxes, such as payroll, sales, use, value-added, digital services, net worth, property, and goods and services taxes in the United States and various foreign jurisdictions. Specifically, we may be subject to new allocations of tax as a result of increasing efforts by certain jurisdictions to tax activities that may not have been subject to tax under existing tax principles. Companies such as ours may be adversely impacted by such taxes. Tax authorities may disagree with certain of our positions and impose additional tax liabilities that could have an adverse effect on our operating results and financial condition.

Because of the foregoing factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may harm our operating results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

We and our merchants may be subject to sales reporting and recordkeeping obligations on companies that engage in or facilitate e-commerce to improve tax compliance.

The U.S. federal government, states, and foreign governments have implemented or are currently implementing reporting or recordkeeping obligations on companies that engage in or facilitate e-commerce to improve tax compliance. We have endeavored to meet known requirements and expect that further modifications may be required to comply with future requirements, which may change our merchant experience and increase operational costs. Any failure on our part to conform with these reporting and recordkeeping obligations could result in substantial monetary penalties and other sanctions, impact our ability to do business in certain jurisdictions, and materially and adversely affect our business, financial condition, results of operations and prospects.

Our consolidated balance sheets may not contain sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide, which could adversely affect our business, operating results, and financial condition.

Effective management of our capital and liquidity is critical to our ability to operate our businesses, to grow organically and to pursue our strategy. As a regulated and licensed entity in various jurisdictions, we are required to possess sufficient financial soundness and strength to adequately support our regulated affiliate entities. The maintenance of adequate capital and liquidity is also necessary for our financial flexibility in the face of turbulence and uncertainty in the global economy. We may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any additional regulatory requirements.

Although we are not a bank holding company for purposes of U.S. law or the law of any other jurisdiction, as an international provider of financial services and in light of the changing global regulatory environment, we could become subject to new capital requirements introduced or imposed by the U.S. and international regulators. Changes to applicable current or future capital and liquidity requirements could require us to raise additional regulatory capital or hold additional liquidity buffers. If we are unable to raise the requisite regulatory capital, we could be forced to reduce the amount of its risk exposure amount or business levels, restrict certain activities or dispose of core and other non-core businesses, which may not occur on a timely basis or at attractive prices. A prolonged inability to raise sufficient regulatory capital could adversely impact the market’s trust in our long-term viability and may drive merchants to engage our competitors for their payment needs. As a result of stricter liquidity requirements or higher liquidity buffers, we could be forced to optimize our funding composition, resulting in potentially higher funding costs and the need to maintain liquid asset buffers that yield lower returns than less liquid assets. Additionally, if we cannot effectively manage our liquidity position, we may not be able to meet our short-term financial obligations. Any changes that limit our ability to manage effectively our balance sheet, liquidity position and capital resources going forward, or to access funding sources, could have a material adverse impact on our financial position, regulatory capital position and liquidity provision.

As a financial institution licensed to engage in money transmission in the United States, we are subject to strict rules governing how we hold customer fiat currency and digital assets. We maintain complex treasury operations to manage and move customer fiat currency and digital assets across our platforms and to comply with regulatory requirements. However, it is possible we may experience errors in fiat currency and digital asset handling, accounting, and regulatory reporting that lead us to be out of compliance with these requirements.

We may from time to time become a party to litigation, regulatory scrutiny, government inquiries and other legal or administrative disputes and proceedings that may materially and adversely affect us.

The volume and significance of disputes and government inquiries could increase as our products, services and business expand in complexity, scale, scope and geographic reach. Any regulatory inquiry or legal proceedings would be costly, time-consuming, disruptive to our operations, and potentially generate negative publicity and reputational harm, regardless of the outcome. In case of an adverse verdict, we could be forced to pay substantial monetary judgments, prevented or limited from offering certain products or services; forced to change our business practices or customer agreement terms in ways that may increase costs or reduce revenues; delay or preclude planned transactions or product launches or improvements; or suspend or terminate parts of our operations. Determining legal reserves or possible losses from legal matters involves significant estimates and judgments and may not reflect the full range of uncertainties and unpredictable outcomes. We may be exposed to losses in excess of the amount recorded, and such amounts could be material. If our estimates and assumptions change or prove to have been incorrect, this could have a material adverse effect on our business, financial position, results of operations or cash flows.

Focus on our environmental, social, and governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention, and willingness of customers and collaborators to do business with us.

Certain investors, regulators, customers, employees and other stakeholders are focused on environmental, social, and governance (“ESG”) matters. Fulfilling our ESG commitments, initiatives, and objectives may require additional investments and costs, and successful attainment of these goals is not assured. If we are unsuccessful, or perceived to be unsuccessful, in our efforts or if any of our ESG commitments, initiatives, or goals are revised, our reputation and ability to attract and retain employees could be harmed, and we may be negatively perceived by investors or our customers.

Should our required or voluntary ESG disclosures increase, we could also be criticized or face claims regarding the accuracy, adequacy, or completeness of such disclosures and our reputation could be negatively impacted, or we could face claims regarding our policies and programs. Additionally, regulatory requirements regarding carbon emissions disclosures and other ESG matters may increase compliance burdens on our business and supply chain, and may increase our operating costs.

Further, we may be subject to criticism for our initiatives and revisions, including contentious or punitive actions, including anti-ESG legislation, boycotts, and adverse media campaigns, which could detrimentally affect our reputation, business, financial results and growth.

We may be subject to governmental export and import controls, which could impair our ability to compete in international markets and subject us to liability if we violate the controls.

Geopolitical and trade tension between leading global economies have led to the imposition of tariff and non-tariff trade barriers and sections, including export and import control restrictions against certain countries and private companies. In early 2025, the U.S. government implemented or proposed to implement policies restricting international trade in the form of new or higher tariffs, and other countries have reacted by implementing or proposing to implement new or higher tariffs. There remains to be a high degree of uncertainty around the U.S. trade policies and tariffs as of the date hereof, and it remains uncertain how U.S. trade policies and tariffs may affect international trade and global economy outlook. Increased use of export and import control restrictions, particularly those that target certain countries or entities, or any expansion of the extraterritorial jurisdiction of export control laws may hinder our ability to compete globally. Additionally, measures adopted by an affected country to counteract impacts of another country’s actions or regulations could generate significant legal liability or financial losses to multinational corporations, including our own.

Foreign government initiatives to restrict or ban access to our products in their countries could seriously harm our business.

Foreign governments may censor or restrict access to our products in their respective countries, require data localization, or impose other laws or regulations that would be difficult or even impossible for us to comply with, or would require us to rebuild our products or the infrastructure for our products. Access restrictions to our products due to foreign government actions or initiatives, or any withdrawal by us from certain countries because of such actions or initiatives, would adversely affect our monthly active users, including by providing our competitors an opportunity to penetrate inaccessible geographic markets. Thus, our consumer growth, retention, and engagement may be seriously harmed, and we may not be able to maintain or grow our revenue as anticipated, which would materially affect our business.

Risk Related to Third Parties

We have in the past, and may in the future, enter into collaborations, joint ventures or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties, or if these third parties fail to deliver certain operational services, our business, operating results and financial condition could be adversely affected.

We have previously, and may in the future, enter into collaborations, joint ventures or strategic alliances with third parties that may be essential to our development, operation and enhancement of our products and provision of our services. We currently collaborate with third-party service providers in enabling various payment options for our customers, including via cash, credit card and stablecoins. For example, we collaborate with USDC issuer, digital assets exchanges or settlement providers (including Circle, Coinbase Prime, MoneyGram, and MoonPay) to facilitate the conversion from fiat currency to USDC, and vice versa, in connection with our on/off-ramp services between fiat currency and USDC. We have rolled out our OwlPay Harbor services to provide our in-house conversion capabilities through an API package to other participants in the digital asset economy and payment industry. As a start, we collaborate with Stellar and serve as a “Stellar Anchor” on the send-side and/or receive-side that provides on/off-ramping capabilities with USDC on Stellar to third parties on the Stellar Network. See “Business—Our Third-Party Collaborations.” Also, we offer our capabilities on EVM-compatible networks.

It may cost us substantial time and resources to identify and negotiate strategic relationships with third parties, as well as maintaining our relationship and further strengthening our cooperation with mission-critical third-party collaborators. These efforts could be complex and divert management attention, but may not yield anticipated benefits in a timely fashion or at all.

While we evaluate a broad range of factors in assessing potential collaborators, including the counterparties’ reputation, operating results and financial condition, operational ability to satisfy our and our customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to us or to our customers, and licensure and compliance status, these parties may not fulfill our or our customers’ needs, and thus may adversely affect our ability to deliver products and services to customers, and adversely impact our business, operating results and financial condition. These counterparties may have interests or objectives that are, or that may become, inconsistent with our own interests or objectives, and may leave us susceptible to additional risks if the third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or encounters other adverse circumstances.

Our collaborators may decide to halt relationships with us for any or no reason, and we may not be able to establish alternative collaborations providing similar functionalities in a timely fashion, or at all. Conflicts may arise between us and our collaborators regarding issues such as the interpretation of significant terms under our agreement, which could lead to time-consuming and potentially costly litigation or arbitration proceedings. In some cases, we rely on single-source collaboration relationships for provision of certain of our services offerings and products functionalities. For example, we primarily collaborate with NIUM to provide fiat currency exchange and payment services across various fiat currencies. If we fail to secure relationships with certain collaborators, our products and services, including the delivery of payment services via certain payment options or channels or to or from certain regional markets, could be impaired. If we fail to provide a broad scope of payment services due to the lack of certain collaboration relationships, our ability to compete in the marketplace or to grow our revenue could be harmed and our financial condition could be adversely affected.

Providers of payment solutions, including us, depend on both direct and sponsored membership in payment networks and compliance with payment network rules, or relationships with sponsoring financial institutions to provide access to those networks. Changes to payment card networks or bank fees, rules or practices could harm our business.

Some of the transactions we process are through international credit and debit card, bank or other payment networks, which mandate compliance with the requirements of those payment networks. If we fail to comply with payment network rules or if our relationship with those networks or sponsors deteriorates, those payment networks or sponsors could terminate or suspend our access or impose fines.

Rules of these payment networks govern all aspects of network transactions, including fees and other practices and are subject to changes. Payment networks have from time to time increased the fees and assessments for transactions that access their networks, including imposing special fees or assessments for transactions that are executed through digital wallets. We may bear additional costs as our payment processors may have the right to pass any fee and assessment increases on to us by increasing their own processing fees. Any increase in interchange fees, special fees, or assessments for transactions that we pay to the networks or our payment processors could make our pricing less competitive, increase our operating costs and reduce our operating income, which could materially harm our business, financial condition and results of operations. Card networks also promulgate operating rules, including mandatory technology requirements that could subject us to additional compliance costs and various fines and penalties.

Sufficiently material violations of network rules risk damaging our relationship with the payment networks such that these networks may be less willing to expand their relationship with us. Our failure to comply with the payment card network rules, or the deterioration in our relationships with the payment networks for any other reason, could also result in the restriction, suspension or termination of our licenses to acquire payment transactions in various jurisdictions, or to act with sponsoring banks to use their acquiring licenses. Should this occur, we would be unable to process transactions using the relevant payment network in the relevant jurisdiction, which could have a material adverse effect on our business, financial condition and results of operations.

The network rules may also increase the cost of, impose restrictions on, or otherwise impact the development of, our products and services which may negatively affect product deployment and adoption. The networks could adopt new operating rules or interpret or re-interpret existing rules that we may find difficult or impractical to follow or costly to implement, which could require significant changes to our products, increase our operational costs and negatively impact our business. Furthermore, as payment networks have become increasingly focused on proprietary technology and seek to provide value-added services, there may be an increasing likelihood of conflict of interest between us and the payment networks that could harm our business.

We rely on bank relationships to provide our payments and custodial services. Loss of a critical banking or insurance relationship could adversely impact our business, operating results and financial condition.

We rely on certain bank relationships to for various functions of our services, including clearing of payments and custody of customer funds. We could encounter difficulties in establishing or maintaining these banking relationships due to various factors including instability in the global banking system, increasing regulatory uncertainty and scrutiny, or our banking collaborators’ policies. If we lose these banking collaborators or if these banking collaborators impose operational restrictions, the resulting inability for us to utilize other financial institutions may disrupt business activity and create regulatory risks. Additionally, financial institutions may decide not to provide, or may be prohibited from providing financial services to our operations related to digital assets or the blockchain economy generally, due to evolving regulatory policies, the general risks associated with digital assets or other adverse events. If these financial institutions limit or end their activity related to digital assets, there could be temporary delays in or unavailability of services in such country that are critical to our operations, or general disruption to the blockchain economy which may adversely impact our business, operating results and financial condition.

For our operations in the United States, we rely on insurance carriers to cover certain customer losses resulting from breaches of our physical security, cybersecurity, or theft by employees or third parties. Additionally, we hold surety bonds as mandated by our MTLs in certain jurisdictions, which would provide protection to our consumers using our payment products and services against potential financial losses if we are unable to fulfill our obligations. Our ability to maintain these forms of insurance is subject to the insurance carriers’ ongoing underwriting criteria and there could be no assurance that we would be able to continue maintaining appropriate insurance coverage.

We currently rely on third-party service providers for many aspects of our operations, including the processing of transaction data and settlement of funds to us and our customers, and any interruptions in services provided by these third parties may impair our ability to support our customers.

For many aspects of our business operations, we depend on our strategic collaborators and other third-party service providers for many aspects of our business operations, including payment networks, banks, payment processors, and third-party payment gateways that link us to the payment card and bank or blockchain-based clearing networks to process transactions; digital assets custodial service providers; and external business collaborators and contractors who provide other key functions (e.g., information technology and data center). See “—We have in the past, and may in the future, enter into collaborations, joint ventures or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results and financial condition could be adversely affected.” Thus, we are susceptible to various risks inherent in relying on third parties.

Our third-party service providers could suffer interruptions or outages in their services provision to us, refuse to process transactions or any or all services to us on acceptable terms or at all, provide services with reduced functionality, or impose additional costs or requirements on us. Any of these foregoing situations could disrupt our operations and ability to support our customers, and materially and adversely affect our business, financial condition, results of operation and prospects. Further, if any of the foregoing situations were to occur, we may be unable to procure an adequate alternate provider in a timely and efficient manner and on acceptable terms, if at all, which could also materially and adversely affect our business. Additionally, our relationships with third-party service providers inherently involve a lesser degree of control over their business operations, governance and compliance, which potentially increases our financial, legal, reputational and operational risk.

If our business collaborators fail to comply with applicable laws or regulations, our reputation, business, financial condition and results of operations may be materially and adversely affected.

We may work closely with our business collaborators, including any third-party service providers and wallet providers and financial institutions to which we provide APIs for payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions under OwlPay Harbor, as part of our operations and delivery of our products and services. The business relationships may involve, in connection with our services, sharing data of our customers with certain third-party service providers in accordance with our privacy policies, agreements and applicable laws. If our business collaborators engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our platform, fail to comply with any laws, regulations, professional code of conduct and practice standards or government requirements, become subject to regulatory investigations, enforcement actions, fines or penalties, or cause any property damage or personal injuries, we may, either directly or by association with such business collaborators, suffer corresponding loss of business and revenue, reputational harm, liabilities, or be subject to regulatory scrutiny, investigation or actions.

If one or more of our counterparty financial institutions default on their financial or performance obligations to us or fail, we may incur significant losses.

In connection with our payment products and services, our customers’ funds may be held with our business collaborators or at accounts of depositary institutions as necessary steps for the payments clearing and settlement. At any given time, significant amounts of cash, cash equivalents, or other investments of ours or our customers may be on deposit or in accounts with banks or other financial institutions in the United States and abroad. Therefore, we may be exposed to the risk of default on obligations by, or deteriorating operating results or financial condition or failure of, these counterparty financial institutions. In the case that any of our counterparty financial institutions were to become insolvent, placed into receivership or file for bankruptcy, we may have limited recourse against such counterparty financial institutions to recover losses incurred as a result of default or to access or recover assets that are deposited, held in accounts with, or otherwise due from, such counterparty due to the insufficiency of the failed institutions’ estate to satisfy all claims in full or the applicable laws or regulations governing the insolvency, bankruptcy or resolution proceedings. In the event of default on obligations by, or the failure of, one or more of these counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition. While we explicitly disclaim any liabilities in our agreements with our customers using our payment products and services in such case of counterparty financial institutions default, we may nevertheless be subject to customers’ claims for losses and costly litigation, as well as potential regulatory scrutiny, investigation or actions.

We rely on AWS, a third-party cloud system, for the vast majority of our computing, storage, bandwidth, and other services. Any service interruption of the third-party cloud system’s operating systems, networks and hardware or could disrupt or interfere with our operations.

Our platform depends on the efficient and uninterrupted operation of third-party cloud systems for computing, storage, bandwidth and other service needs. We currently run the vast majority of our computing on the third-party cloud systems including AWS. We have also built our software and computer systems to use computing, storage capabilities, bandwidth and other services provided by such third-party cloud systems. Interruptions, outages and delays in these third-party cloud systems’ operating systems, networks or hardware, or other disruptions of or interference with our use of these cloud operations could materially hinder our ability to operate and limit the functionality or accessibility of our various products and services. This in turn could damage our reputation and brand, significantly disrupt the operations of our customers, cause us to lose customers and adversely affect our business and results of operations.

We currently primarily rely on AWS for the provision of cloud system and services. Any third-party cloud system that we use now or in the future may take actions beyond our control that could seriously harm our business, including: (i) discontinuing or limiting our access to its cloud platform; (ii) increasing pricing terms; (iii) terminating or seeking to terminate our contractual relationship altogether; (iv) establishing more favorable relationships or pricing terms with one or more of our competitors; and (v) modifying or interpreting its terms of service or other policies in an unfavorable manner to us. The third-party cloud systems generally have broad discretion to change and interpret their terms of service and other policies with respect to us and alter how we are able to process data on their cloud platforms, which could adversely affect our operations. We may face substantial technical difficulty and incur significant time and expense if we decide to transition away from a third-party cloud systems provider, and such transition may not be successful or feasible. We may also see increased hosting costs if our customer base further expands, and we cannot assure you that our business revenue would grow in parallel. Any continued expansion in our customer base and future development in business model may also require us to incur substantial investments in our technology infrastructure and reduce reliance on third-party cloud systems, and we cannot assure you that such investments in technology infrastructure would succeed.

We depend on major mobile operating systems and third-party platforms for the distribution of certain products, such as Google Play, the Apple App Store, or other platforms. Any interruption or deterioration in our relationship with such entities may negatively impact our business.

Our products and services are distributed via multiple distribution platforms. Our mobile apps-based products, including OwlPay Wallet Pro, OwlNest, OwlTing Market, OwlJourney and OwlTing Experiences, are dependent on third-party global application distribution platforms for downloads, including Apple App Store and Google Play. Demand for our other products such as OwlPay may depend on their ability to be distributed through or integrated with other third-party platforms such as Shopify. Maintaining successful relationships with such third-party distribution platforms is essential to the success of our business.

The promotion, distribution and operation of our products are dependent on these distribution platforms’ standard terms and policies, which may be subject to the interpretation of, and frequent changes by, these distribution platforms. There could be no assurance that these third-party platforms will continue supporting our products or services, or that our customers will be able to continue accessing our products or services. Any changes, bugs, technical or regulatory issues with third-party platforms, our relationships with the third-party distribution platforms, or changes to their terms of service or policies could degrade our products’ functionalities, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, limit our ability to deliver high-quality offerings, or impose fees or other charges, any of which could affect our product usage and harm our business.

Risks Related to Doing Business in Taiwan

Our Taiwan subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy the liquidity requirements.

As an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company, the Company may require dividends and other distributions on equity from our Taiwan subsidiaries to satisfy our liquidity requirements. Current Taiwan regulations permit our Taiwan subsidiaries to pay dividends to their respective shareholders only from its accumulated profits, if any, which shall first comprise previous losses and set aside at least 10% of its accumulated profits each year as a statutory reserve. These reserves are not distributable as cash dividends. Furthermore, if any of our Taiwan subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our Taiwan subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements. In addition, the dividend payments by our Taiwan subsidiaries to us shall be subject to a withholding tax of 21% under current Taiwan tax law.

Our Taiwan subsidiaries are subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.

Currently, Taiwan regulates only those foreign exchange transactions that involve currency conversion from NTD to foreign currency or from foreign currency to NTD (collectively, “Regulated Transactions”). Generally, Regulated Transactions involving NTD 500,000 or more shall be declared to the Central Bank of Taiwan. Furthermore, (i) for a single remittance of Regulated Transaction involving NTD equivalent to US$1 million or more, relevant documents shall be verified by banks before such transactions can be processed, and (ii) if the annual accumulated settlement amount of Regulated Transactions exceeds US$50 million, such foreign exchange settlement is subject to the approval of the Central Bank of Taiwan. The Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where the Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If our payment-related products and services, or the dividend payments or other payments by our Taiwan subsidiaries to us, involve the currency conversion from NTD to a foreign currency, such conversion would be subject to the foregoing foreign exchange control.

We may be required to obtain approvals from the Taiwan authority for investment in our Taiwan subsidiaries if the shareholding by any PRC person reaches the threshold for such approval.

Under current Taiwan laws, regulations and policy, the shareholder of a Taiwan subsidiary will be required to obtain approval from the Department of Investment Review, Ministry of Economic Affairs of Taiwan for its investment in its Taiwanese subsidiary if more than 30% of its capital is directly or indirectly owned by, or beneficially owned by any PRC person or it is under control by any PRC person. Failure to obtain such approval, if needed, may subject us to a Taiwan authority’s monetary penalty of from NTD120,000 to NTD25,000,000 and be ordered to rectify within a specific timeline; if such approval is not applied for, the Taiwan authority may order investment withdrawal and operations in Taiwan to be suspended.

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws, regulations and policies may materially and adversely affect our daily operations.

In accordance with the relevant Taiwan laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business. Such approvals, licenses, permits and filings may include a license as an electronic payment institution in connection with providing electronic payment services, if our business triggers the requirement to obtain such license under the relevant laws in Taiwan. Whether such approvals, licenses, permits and filings are obtained is subject to satisfactory compliance with, among others, the applicable laws and regulations. If we are unable to obtain any of such licenses and permits or extend or renew any of the current licenses or permits upon expirations, or if we are required to incur significant additional costs to obtain or renew such licenses, permits or approvals, our daily operations could be materially and adversely affected.

Cross-Straits relationship imposes macroeconomic risks which could negatively affect our business.

We conduct business in Taiwan through our subsidiaries, OBOOK Inc., OWLSTAY Inc., OWLTING Travel Service Inc. and PayNow Inc. As of December 31, 2024, over 99% of our revenue came from Taiwan. Our office and substantially all of our assets are located in Taiwan. Accordingly, our business, financial condition and results of operation may be affected by potential economic, social and/or geopolitical issues in or affecting Taiwan which are outside of our control.

Taiwan has a unique international political status. Although Taiwan and the PRC have established significant economic and cultural relationships in recent years, the PRC government asserts sovereignty over the PRC and Taiwan, does not recognize the legitimacy of the government of Taiwan, and has refused to renounce the possibility of using force at some point to gain control over Taiwan. Sanctions against Taiwanese entities or persons, and military blockage or actions from the PRC, may significantly harm Taiwan’s economy. The financial markets have viewed certain past developments between Taiwan and the PRC as occasions to depress general market prices of the securities of Taiwanese or Taiwan-related companies. Any cross-straits tension may negatively impact the local economic and political environment, which could in turn materially and adversely affect our business, financial condition and results of operations.

Risks Related to the Class A Common Shares

Our listing differs significantly from an underwritten initial public offering.

This is not an underwritten initial public offering of our Class A Common Shares. This listing of our Class A Common Shares on Nasdaq differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•

There are no underwriters conducting an underwritten initial public offering. Consequently, prior to the opening of trading on Nasdaq, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A Common Shares on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold Class A Common Shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of our Class A Common Shares. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional Class A Common Shares. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of Class A Common Shares representing the underwriters’ option to purchase additional Class A Common Shares. To close a covered short position, the underwriters purchase Class A Common Shares in the open market or exercise the underwriters’ option to purchase additional Class A Common Shares. In determining the source of Class A Common Shares to close the covered short position, the underwriters typically consider, among other things, the price of Class A Common Shares available for purchase in the open market as compared to the price at which they may purchase Class A Common Shares through the underwriters’ option to purchase additional Class A Common Shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of Class A Common Shares. Given that there will be no underwriters’ option to purchase additional Class A Common Shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class A Common Shares during the period immediately following the listing. See also “— An active, liquid, and orderly trading market for our Class A Common Shares on the Nasdaq might not develop or be sustained. The trading prices of our Class A Common Shares may fluctuate significantly and you may be unable to sell your Class A Common Shares at or above the price you bought them for.”

•

There is not a fixed number of Class A Common Shares available for sale. Therefore, there can be no assurance that any registered shareholders or other existing shareholders will sell any or all of their Class A Common Shares and there may initially be a lack of supply of, or demand for, our Class A Common Shares on Nasdaq. Alternatively, we may have a large number of registered shareholders or other existing shareholders who choose to sell their Class A Common Shares in the near term resulting in an oversupply of our Class A Common Shares, which could adversely impact the public price of our Class A Common Shares once listed on Nasdaq and thereafter.

•

Our registered shareholders or other existing shareholders are expected to have a different contractual lock-up agreements or other contractual restrictions on transfer from what is customary in an underwritten initial public offering. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other shareholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our shareholders, including our directors and officers who own our Class A Common Shares and other significant shareholders, may sell any or all of their Class A Common Shares at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following our listing, it may result in an oversupply of our Class A Common Shares in the market, which could adversely impact the public price of our Class A Common Shares.

•

We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on Nasdaq. Instead, we intend to host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to Class A Common Shares or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our Class A Common Shares.

Such differences from an underwritten initial public offering could result in a volatile trading price for our Class A Common Shares and uncertain trading volume, which may adversely affect your ability to sell any Class A Common Share that you may purchase.

The trading prices of our Class A Common Shares are likely to be volatile, which could result in substantial losses to holders of our Class A Common Shares and could subject us to litigation.

The trading prices of our Class A Common Shares are likely to be volatile and fluctuate widely due to various factors, many of which are beyond our control. The stock market in general and the market for technology companies and blockchain technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell Class A Common Shares at or above the price paid for the shares. The market price for Class A Common Shares may be influenced by many factors, including: actual or anticipated variations in our operation results or earnings that are not aligned with market or securities research analyst expectation; changes in financial estimates by us or by securities research analyst; regulatory developments, including new laws and regulations issued and the overall trend of government enforcement actions; announcements made by us or our competitors of new product and service offerings, technologies, acquisitions, divestitures, strategic relationships, joint ventures or capital commitments; announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us; additions to or departures of our management or other key personnel; publication of operating or industry metrics by third parties, including government statistical agencies, that differ from industry or securities research analysts expectations; changes in pricing by us or our competitors; actual or perceived general industry, regulatory, economic and business conditions and trends; changes as a result of the COVID-19 pandemic, or similar macroeconomic events; investors’ general perception of our company and our business; stock market price and volume fluctuations of comparable companies, particularly those operating in the blockchain and digital asset platform sectors; and sales or perceived potential sales or other dispositions of existing or additional Class A Common Shares by directors and officers or specific shareholders.

Any of these factors may result in large and sudden changes in the volume and trading prices of our Class A Common Shares. Additionally, the stock market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies and industries, which may significantly affect the trading prices of our Class A Common Shares. Furthermore, in the past, shareholders have initiated class action lawsuits against companies following periods of volatility in the market price of a company’s securities. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention from our day-to-day operations, which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

An active, liquid, and orderly trading market for our Class A Common Shares on the Nasdaq might not develop or be sustained. The trading prices of our Class A Common Shares may fluctuate significantly and you may be unable to sell your Class A Common Shares at or above the price you bought them for.

We expect our Class A Common Shares to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for any of our securities, and an active, liquid and orderly trading market for our Class A Common Shares may not develop or be sustained after the listing, which could depress the market price of our Class A Common Shares and could affect the ability of our shareholders to sell our Class A Common Shares. In the absence of an active public trading market, investors may not be able to liquidate their investments in our Class A Common Shares. An inactive market may also impair our ability to raise capital by selling our Class A Common Shares, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our Class A Common Shares as consideration.

While our Class A Common Shares (including any Class B Common Shares on an as-converted basis) will be freely transferable by our registered shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 under the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any registered shareholders or other existing shareholders will sell any of their Class A Common Shares and there may initially be a lack of supply of, or demand for, Class A Common Shares on Nasdaq. In the case of a lack of supply of our Class A Common Shares, the trading price of our Class A Common Shares may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A Common Shares if they are unable to purchase a block of our Class A Common Shares in the open market due to a potential unwillingness of our existing shareholders to sell a sufficient amount of Class A Common Shares at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A Common Shares, the market for our Class A Common Shares may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A Common Shares. Conversely, there can be no assurance that the registered shareholders and other existing shareholders will not sell all of their shares, resulting in an oversupply of our Class A Common Shares on Nasdaq. In the case of a lack of market demand for our Class A Common Shares, the trading price of our Class A Common Shares could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our Class A Common Shares may not initially develop or be sustained, which could significantly depress the public price of our Class A Common Shares and/or result in significant volatility, which could affect your ability to sell your Class A Common Shares.

In particular, as this listing is taking place through a novel process that is not an underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that our Class A Common Shares are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which D. Boral Capital LLC, or the Advisor, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our Class A Common Shares are ready to trade, Nasdaq will confirm the Current Reference Price for our Class A Common Shares, in accordance with Nasdaq rules. If the Advisor then approves proceeding with the opening of trading at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our Class A Common Shares on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. The Advisor will determine when our Class A Common Shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. Although we have provided the historical sales prices of our capital stock in private transactions in the section titled “Sale Price History of Our Class A Common Shares”, this information may have little or no relation to broader market demand for our Class A Common Shares or Class A Common Shares and thus the public trading price of our Class A Common Shares or Class A Common Shares on the Nasdaq once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public trading prices and subsequent public trading prices of our Class A Common Shares or Class A Common Shares on the Nasdaq. For more information, see “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold Class A Common Shares to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the public price of our Class A Common Shares may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on Nasdaq, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are more stringent. In the absence of a prior active public trading market for our Class A Common Shares, if the price of our Class A Common Shares or our market capitalization falls below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Class A Common Shares on Nasdaq and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our Class A Common Shares that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Class A Common Shares and an unsustainable trading price if the price of our Class A Common Shares significantly rises upon listing and institutional investors believe our Class A Common Shares is worth less than retail investors, in which case the price of our Class A Common Shares may decline over time. Further, if the public price of our Class A Common Shares is above the level that investors determine is reasonable for our Class A Common Shares, some investors may attempt to short our Class A Common Shares after trading begins, which would create additional downward pressure on the public price of our Class A Common Shares. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our Class A Common Shares and cause volatility in the trading price of our Class A Common Shares.

Our registered shareholders or other existing shareholders are expected to have a different contractual lock-up agreements or other contractual restrictions on transfer from what is customary in an underwritten initial public offering. Following our listing, sales of substantial amounts of our Class A Common Shares in the public markets, or the perception that sales might occur, could cause the trading price of our Class A Common Shares to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of Class A Common Shares into the public market, particularly sales by our founders, directors, executive officers, and principal shareholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class A Common Shares to decline. Our registered shareholders or other existing shareholders are expected to have a lock-up agreements or other contractual restrictions on transfer on no more than   % of the Common Shares held by such shareholders, which is different from and less restrictive than what is customary in an underwritten initial public offering. As a result, the lock-up arrangement will play a lesser role in limiting the number of share sale by our existing shareholders.

As of    , we had     shares of Class A Common Shares outstanding and     shares of Class B Common Shares outstanding, all of which are “restricted securities” (as defined in Rule 144 under the Securities Act). Approximately     of these shares of Class A Common Shares may be immediately sold either by the registered shareholders pursuant to this prospectus or by our other existing shareholders under Rule 144 since such shares held by such other shareholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our Common Shares for at least six months may rely on Rule 144 to sell their Class A Common Shares, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our Class A Common Shares for at least six months, including certain of the shares of Class A Common Shares covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A Common Shares subject to volume limitations under Rule 144.

In addition, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares subject to our equity compensation plans. As of    , we had     shares of Class A Common Shares subject to RSU awards. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.

Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to     shares of our Common Shares issued, will have rights, subject to some conditions, to require us to file registration statements for the public resale of such shares or to include such shares in registration statements that we may file for us or other shareholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A Common Shares, to decline or be volatile.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A Common Shares, the price of our Class A Common Shares could decline.

The trading market for our Class A Common Shares will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and often differ from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our Class A Common Shares could decline. Moreover, the price of our Class A Common Shares could decline if one or more securities analysts downgrade our Class A Common Shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our issuance of additional share capital in connection with financings, acquisitions, investments, equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to directors and key employees under the Share Incentive Plan. The maximum aggregate number of the Class A Common Shares that may be issued under the Share Incentive Plan shall be 10,000,000 class A Common Shares. See “Management — Share Incentive Plan”. Additionally, we may raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for such acquisitions or investments. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Class A Common Shares to decline.

Our CEO has control over key decision-making as a result of his control of a majority of the voting rights of our outstanding common shares and our dual-class share structure. Our dual-class share structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares may view as beneficial.

We have adopted a dual-class share structure that consists of Class A Common Shares, each entitled to one vote per share, and Class B Common Shares, each entitled to ten votes per share. As of the date of this listing, Darren Wang, our founder and CEO, is able to exercise voting rights with respect to % of the voting power of our outstanding shares through his direct and indirect holding of 833,564 Class A Common Shares and 36,150,000 Class B Common Shares. Therefore, he has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentrated control could discourage, delay or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other shareholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other shareholders do not support. This concentrated control could also discourage a potential investor from acquiring Class A Common Shares, each of which has one vote, compared to each Class B Common Share with ten votes, and might harm the trading price of Class A Common Shares.

In addition, as our CEO, Darren Wang has control over the day-to-day management and major strategic investments of our company, subject to authorization and oversight by the Company’s board of directors. In the event of his death, the Class A Common Shares and the Class B Common Shares that Darren Wang owns will be transferred to the persons or entities that he has designated. As a board member and officer, Darren Wang owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Wang is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally.

We will be a “controlled company” within the meaning of the rules of Nasdaq and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of other companies that are subject to such requirements.

We will be a “controlled company,” as defined under the rules of the Nasdaq, since Darren Wang, our founder and CEO, will have   % of the total voting power of the Company upon the consummation of the listing. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently intend to rely, on certain exemptions from corporate governance rules, including the exemption from the requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our director nominees be selected, or recommended for our board of directors’ selection, by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Following this listing, we intend to rely on these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A Common Shares.

We currently intend to retain most, if not all, of our available funds and any future earnings after this listing to fund the development and growth of our business. As a result, we do not intend to pay any cash dividends on our common shares in the foreseeable future. Furthermore, any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. Even if the Company’s board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the Company’s board of directors. Accordingly, you may need to rely on a price appreciation of Class A Common Shares, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold non-binding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved.

We may be an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this listing, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.235 billion in annual revenue in any fiscal year, (ii) the market value of common shares that is held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A Common Shares less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A Common Shares less attractive as a result, there may be a less active trading market for our Class A Common Shares and our share price may decline or become more volatile. Furthermore, our costs of operating as a public company may increase when we cease to be an “emerging growth company.”

As a foreign private issuer in the United States, we are permitted to, and will, rely on exemptions from certain Nasdaq corporate governance standards, which may afford less protection to holders of our Class A Common Shares.

As a foreign private issuer, we are exempted from certain corporate governance requirements of Nasdaq. We are required to provide a brief description of the significant differences between our corporate governance practices and the Nasdaq corporate governance practices required to be followed by domestic U.S. companies listed on Nasdaq. The standards applicable to us are considerably different from the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board of directors be independent (although all of the members of the audit committee must be independent under the Securities Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors.

We intend to continue to rely on some of these exemptions. As a result, holders of our Class A Common Shares may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

As a foreign private issuer in the United States, we are exempt from certain U.S. proxy rules and disclosure requirements under the Exchange Act, which may afford less protection to holders of our Class A Common Shares than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the United States, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material non-public information under Regulation FD under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-

swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our Class A Common Shares may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination with respect to us will be made on June 30, 2026. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly owned by U.S. residents and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests, and the ability of our shareholders, the SEC, the U.S. Department of Justice, and other U.S. authorities to bring actions against us may be limited in the foreign jurisdictions where we operate.

We are incorporated in the Cayman Islands with limited liability and conduct a substantial portion of our operations in Taiwan through our subsidiaries. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the Cayman Islands or in Taiwan in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Taiwan may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Taiwan, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by the Company’s [Second Amended and Restated Memorandum and Articles of Association], and by the Cayman Companies Act (2025 Revision) (the “Companies Act”) as well as common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less-developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

In addition, the Company’s [Second Amended and Restated Memorandum and Articles of Association] provides that the United States District Court for the Southern District of New York (or the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and that the courts of the Cayman Islands are the exclusive forum for any derivative action or any other claim relating to our internal affairs. The forum selection clause in the Company’s [Second Amended and Restated Memorandum and Articles of Association] may limit the ability of our shareholders to bring a claim against us, our directors and officers and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits.

Furthermore, due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities, such as the SEC and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including Taiwan. Local laws may constrain our and our directors’ and officers’ ability to cooperate with such an investigation or action. Accordingly, without the consent of the competent Taiwanese securities regulators and relevant authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, our officers or our major shareholders, than they otherwise would with respect to a corporation incorporated in a jurisdiction in the United States. Shareholder protection through actions by the SEC, the DOJ and other U.S. authorities also may be limited.

We are a Cayman Islands holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

Our Class A Common Shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries. As a holding company with no business operations, we have as our principal source of cash flow the distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We are incorporated in Cayman Islands; Cayman Islands law differs from the laws in effect in the United States and may afford less protection to our shareholders.

We are a Cayman Islands exempted company incorporated in the Cayman Islands with limited liability. There is some uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. The United States. and the Cayman Islands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, and, accordingly, common law rules apply in determining whether a judgment of obtained in a U.S. court is enforceable in the Cayman Islands.

As a Cayman Islands company, we are governed by common law of the Cayman Islands, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of a Cayman Islands company generally are owed to the company only. Shareholders of Cayman Islands companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

We may be or may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to holders of our Class A Common Shares that are U.S. investors.

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets.

Based on our current and projected income and assets, and projections as to the value of our assets immediately following this listing, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A Common Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A Common Shares from time to time (which may be volatile). If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are or were to become a PFIC, there may be adverse U.S. federal income tax consequences to holders of our Class A Common Shares that are U.S. investors. For example, if we are a PFIC for any taxable year during which any such U.S. investor holds our Class A Common Shares, such U.S. investor may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences of the application of the PFIC rules.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement include forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believe”, “estimate”, “expect”, “forecast”, “may”, “will”, “should”, “seek”, “plan”, “scheduled”, “anticipate” or “intend” or similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future business and financial performance, including our revenue, operating expenses and our ability to achieve profitability and maintain our future business and operating results;

•	future developments, trends and conditions in the industry and markets in which we operate;

•	our business strategy and plans, including our growth plans;

•	our expectations regarding the relationship with our third-party collaborators and service providers;

•	relevant government policies and regulations relating to our industry;

•	our ability to protect our systems and infrastructures from cyber-attacks;

•	the result of future financing efforts;

•	our dividend policy;

•	our future market position and growth prospects;

•	general economic conditions;

•	our ability to maintain the listing of our securities on the Nasdaq; and

•	any changes adversely affecting the business in which we are engaged.

Such forward-looking statements with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Should one or more of these risks or factors materialize, or should any of assumptions prove incorrect, actual results may vary in material respects from those anticipated in these forward-looking statements. There may be additional risks considered to be immaterial or which are unknown. It is not possible to predict or identify all such risks.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of additional significant risk factors, may appear in our public filings with the SEC, which will be (as appropriate) accessible at www.sec.gov and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information” on page 173.

USE OF PROCEEDS

Registered shareholders may, or may not, elect to sell our Class A Common Shares covered by this prospectus. To the extent any registered shareholder chooses to sell our Class A Common Shares covered by this prospectus, we will not receive any proceeds from any such sales of our Class A Common Shares. See the section titled “Principal and Registered Shareholders.”

DIVIDEND POLICY

The board of directors of the Company has sole discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not anticipate paying any cash dividends on our Class A Common Shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the operation and expansion of our business.

The Company is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Taiwan, Hong Kong, Japan, the United States, Malaysia, Singapore and Thailand for our cash requirements, including any payment of dividends to our shareholders. Regulations in the jurisdictions where our subsidiaries incorporated may restrict the ability of our subsidiaries to pay dividends to us.

Cash dividends on our Class A Common Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our cash and restricted cash and our total capitalization as of December 31, 2024:

•	on an actual basis;

•

on a pro forma basis, to give effect to (i) quarterly redemption of in aggregate     Class A Preferred Shares prior to this direct listing and (ii) fundraising conducted between January 1, 2025 and July 25, 2025; and

•

[on a pro forma as adjusted basis to further give effect to (i) the redemption of the remaining     Class A Preferred Shares shortly following this direct listing, which is expected to be consummated within two months of this direct listing and (ii) the assumed full conversion of rights issued in connection with the SAFE agreements entered into in 2025, in the amount of financing of US$2.55 million, into a certain number of Class A Common Shares immediately following the listing. For more details, see “Description of Share Capital—History of Securities Issuances—Financing Agreements.”

The information in this table should be read in conjunction with our audited financial statements and notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	As of December 31, 2024
	Actual	Pro Forma	As Adjusted
	US$’000	US$’000	US$’000
Cash and restricted cash	8,722

Short-term debt (current portion of long-term debt)
Long-term borrowings, current portion	333
Current preference share liabilities	406

Total short-term debt	739

Long-term debt (excluding current portions)
Long-term borrowings	801
Non-current preference share liabilities	1,570

Total long-term debt	2,371

Total indebtedness	3,110

Shareholders’ equity
Share capital	81
Advance receipts for share capital	2,000
Capital surplus	51,678
Accumulated deficit	(60,613)
Other equity	2,556
Non-controlling interest	3

Total shareholders’ equity	(4,295)

Total capitalization	(1,185)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary of Consolidated Financial Data and Operating Data”, our historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We have almost a decade of experience applying blockchain technology to improve operational efficiency for businesses. We first launched OwlTing Market, an e-commerce platform designed to elevate local businesses and farmers by improving product quality and enhancing global market exposure. Expanding its footprint into the hospitality sector, we introduced OwlNest in 2018, the innovative PMS, which connects more than 2,500 hospitality providers as of December 31, 2024. In that same year, we launched the OTA platforms OwlJourney and OwlTing Experiences, to provide various types of properties and tours for travelers. Additionally, we launched the platform offline services to offer accommodations under our own brand, OwlStay. The integration of systems, platforms, and accommodation services facilitates unique travel experiences for travelers.

Through close interaction with businesses in the hospitality industry and efforts to modernize their backend management systems, we have gained a deep understanding of the distinct challenges that overseas suppliers and businesses encounter in managing global payments. These challenges encompass complex reconciliation processes which require a significant investment in time and resources. In response, leveraging our experiences in blockchain technology, we launched OwlPay intending to provide businesses and individual customers with options to use both stablecoin and fiat currency across a wide range of financial applications. Additionally, in May 2023, we acquired a Taiwanese payment gateway company, PayNow to complete our payment ecosystem with secure, real-time and cost-effective one-stop payment solutions covering a range of services from payment gateway to business payout.

Our business operations consist of the main business segments, including:

Payment services. We offer payment services through OwlPay. As of December 31, 2024, our payment service revenue was entirely generated from OwlPay Payment under OwlPay suite which includes our operations in: (i) payment gateway services, enabled by our acquisition of PayNow in May 2023, which offers payment collection functionality to businesses and proprietors to receive consumer payments; and (ii) payout services that support multiple payout settlement routes in fiat currency or stablecoin. Our business model depends on attracting business customers and individual customers to use our payment-related products and services, for which we charge fixed-amount, per-transaction handling fees and/or percentage-based transaction fees (e.g., for foreign exchange conversion and conversion between stablecoin and fiat currency). Our payment services helped process US$218.6 million in GPV (as defined below) in 2024 and registered over 3,900 Active Accounts (as defined below) as of December 31, 2024. Substantially all of the GPV in 2023 and 2024 came from our payment gateway services enabled by our acquisition of PayNow in May 2023. As of December 31, 2024, the transactions we helped process had been conducted via fiat currency, and we are further rolling out and expanding our payment services with other settlement routes including via stablecoin.

Hospitality services, including software services and platform services. Our hospitality-related software services are through OwlNest, a PMS for hoteliers, and our hospitality-related platform services are through OwlJourney and OwlTing Experiences, which are OTA platforms for hoteliers and local tour guides, and OwlStay, our self-branded offline platform service providing accommodation to travelers. We are primarily focused on growing our hospitality services through the expansion of OwlNest, as we seek to acquire more subscribers to OwlNest in the international markets and strengthen our SaaS subscription-based revenue sources.

Success of our OwlNest business depends on our ability to attract hospitality providers to use our software services, for which we charge periodic subscription fees or commissions on transactions. The number of OwlNest Subscribers (as defined below), which tracks the hospitality providers using OwlNest, reached more than 2,500, as of December 31, 2024, increasing from over 2,300 as of December 31, 2023. OwlNest recorded an Annual Recurring Revenue (as defined below) of US$965,630 from its PMS subscriptions as of December 31, 2024, a 25% increase from that as of December 31, 2023, and achieved a Dollar-Based Net Retention Rate (as defined below) of 108% as of December 31, 2024. Additionally, for clients using the OwlNest platform as their booking engine, we also provide the optional add-on room fee collection services to help process room fees payments to our clients. We also generate revenues from our OTA platforms for hoteliers (OwlJourney) and local tour guides (OwlTing Experiences) and our room accommodation to travelers (OwlStay). The average room occupancy rate for OwlStay was 83% and 81% for the years ended December 31, 2023 and 2024, respectively.

E-commerce platform. Our e-commerce platform, OwlTing Market, focuses on sales of agricultural products. Our business model involves sourcing from local producers in Taiwan and connecting these local producers with international customers through our platform.

In 2024, we generated revenue of US$7.6 million, reflecting a 18% increase compared to 2023. Such growth was primarily driven by the enhanced performance of our payment services, attributed to the acquisition of the payment gateway company, PayNow, in May 2023. Our net operating loss in 2024 increased to US$8.9 million from US$6.8 million in 2023, primarily driven by increased operating expenses from higher professional service fees related to preparation for the prior attempt of initial public offering and ongoing payment-related license applications.

Key recent developments

In May 2023, we acquired PayNow, a payment gateway company in Taiwan, for a total cash consideration of US$2.1 million, in order to further supplement our payment services offerings. Since the acquisition, we have been integrating the payment gateway capability within our payment services OwlPay, allowing for a one-stop full-services payment solutions for our customers. Our wholly-owned subsidiary, OwlPay Holdings, entered into a share purchase agreement with certain shareholders of PayNow on December 1, 2022, to purchase a controlling interest of 52.94% of PayNow for cash consideration of US$0.6 million, and such purchase was consummated on May 1, 2023. OwlPay Holdings further entered into subsequent share purchase agreements with certain shareholders of PayNow on July 17, 2023 and August 1, 2023, respectively, to purchase an additional 46.44% of PayNow for cash consideration of US$1.5 million, and such purchases were consummated on September 15, 2023. These share purchase agreements contained customary conditions, representations and warranties. Effective in January 2025, PayNow was transferred from OwlPay Holdings to be held directly by us under OBOOK Holdings Inc.

Key Factors Affecting Our Results of Operations

The following are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Ability to Grow Existing Revenue Streams

We have built and developed our operations in the hospitality-related services and e-commerce platform, constituting a steady foundation of our current revenue streams. Our financial performance will depend on our continued efforts to expand the market presence of our products and services in the hospitality and e-commerce sectors, in particular OwlNest, our blockchain technology-enabled property management services, including their further expansion into international markets. To drive growth of our hospitality and e-commerce products and services, we have sought to leverage technological advancements, optimize pricing strategies, enhance customer experiences and expand our market reach through strategic collaborations.

Ability to Develop and Grow Future Revenue Streams

Our future growth and financial performance may largely depend on our payment services, which is the main business line that we are currently investing in for development and expansion. Our revenue from the payment services largely depends on the total transaction volume processed via our services. We have invested heavily in enhancing our payment service offerings and engaging sales and marketing efforts to roll out our products, so as to build and enlarge the customer base using our payment services. We acquired PayNow in May 2023, which supplemented our payment service offerings with payment gateway capacity and introduced a substantial existing customer base for cross-sale opportunities. The key to continue growing our payment services is to further strengthen our payment products and service offerings, in particular to deliver an easy-to-use, one-stop and low-cost payment product so as to further attract customers and boost customer usage and engagement with our payment services. We also introduced OwlPay Harbor services in 2025, our APIs for payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions—to third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions, which we hope to further grow demand for our services in addition to and along with our end user customer base under OwlPay Wallet Pro. We intend to draw on and continue investing in our experienced research and development teams, market-leading technologies, accumulated customer insights and effective sales and marketing strategies to engage more customers and achieve faster expansion into global markets.

Investments in In-house Research and Development Capability

The growth of our customers base and level of customer engagement across all of our business segments depends on our ability to develop and deliver solutions to real-world pain points using blockchain-empowered, innovative products and services. Investing in research and development has been a cornerstone of our strategy to maintain competitive advantage and drive innovation. Our research and development investments have been focused on our payment services as the key growth area, specifically regarding: (i) enhancing the technical performance and user experience with our payment products and services and developing our capability to enable funds transfers along the full chain of our business customers’ commercial operations from collecting customers’ payment to backend payout to suppliers; (ii) integrating into our payment services the capabilities of our financial settlement service providers and enabling a variety of payment options including fiat currency, credit cards and stablecoin; and (iii) optimizing our Know Your Customer (“KYC”) and AML systems used in connection with our payment services, including on/off-ramping for conversion between fiat currency and stablecoin. Our investment in research and development aims to further integrate blockchain technology and develop its applications, in order to meet the demands for easy-to-use, end-to-end solutions that facilitate cross-border transactions in a shorter time and at a lower cost, as well as in sectors that we have not yet entered into. After we achieved the product development milestone with the launch of OwlPay in 2023, we temporarily shifted our research and development focus to maintaining stable operations of our existing products and optimizing integration with our service providers. This allowed us to rapidly expand the range of services and offer customers more options through additional third-party functions within the framework of our existing products and services. We implemented a strategic adjustment in the mix of research and development staff towards junior-level and newly hired employees. Aligned with our objective of integrating blockchain technology and developing its applications, we plan to enter into the next phase of product development, which will require more specialized talent and additional resources, and expect to continue increasing our investment in our research and development in the foreseeable future.

Ability to Secure Strategic Collaborations and Participate in the Blockchain Economy

We offer a one-stop payment solution, including payment gateway and backend business payout, and our business payout allows for a variety of payment options including via fiat currency, credit/debit card and stablecoin. We seek to enable a variety of payment options and from and to multiple sets of jurisdictions by leveraging synergistic relationships with diversified financial settlement providers. Our proactive efforts to enter into business collaborations have allowed us to rapidly grow our payment service offerings and to advance the development and launch of various new products in our pipeline, and would continue to affect the growth of our user base. In particular, our service offering for the stablecoin payment option, through which we integrate capabilities of various blockchain economy participants, aims to upgrade the current payment infrastructure to the Web3 ecosystem. On the other hand, there are also risks inherent in our cooperation with business collaborators and third parties that may negatively affect our performance results. See also “Risk Factors — Risks Related to Third Parties — We have in the past, and may in the future, enter into collaborations, joint ventures or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.”

Investments in Sales and Marketing

Sales and marketing investments are crucial for driving growth and increasing brand awareness, and we have invested in our brand image and reputation through the decade of operations in the digital economy in a variety of regional markets. Our brand awareness has provided crucial help in our cross-selling of various service offerings across our business segments and multiplying user engagement with a multitude of our products and services. We intend to leverage our brand recognition in our existing markets to further expand our regional and international presence as we continue to release new products and services offerings. To support our expansion in additional regional markets, we expect to incur increasing marketing and sales expenses as we retain marketing professionals including local market researchers and consultants, further invest in building localized sales and customer support team, and develop and implement sales and marketing strategy to further enhance awareness and adoption of our products and services.

Growth Through Strategic Acquisitions

Strategic acquisitions have played a significant role in our expansion strategy. Our acquisition of PayNow in May 2023, for instance, was instrumental in enhancing our payment solutions and expanding our customer base. This acquisition alone contributed an additional US$2.5 million in revenue in 2023 and completed our offering in payment from end to end. Our disciplined approach to acquisitions helps us focus on targets that offer strategic value and align with our long-term goals. Our operational results would depend on our ability to effectively integrate the acquired businesses in a way that minimizes disruptions and creates synergies. Since acquiring control of PayNow in May 2023, we have been integrating PayNow’s payment gateway capability into our payment product OwlPay, as well as PayNow’s business operations, technology and personnel with our existing structure. However, there can be no assurance that we will be successful in identifying, negotiating, and consummating favorable transaction opportunities. See also “Risk Factors — Risks Related to Our Business and Industry and Our Operations — Acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions we enter into could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations.”

Key Business Metrics

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. In addition to our financial results, we use the following key business metrics across different business segments to evaluate our business, measure our performance, and make strategic decisions. We believe that these indicators provide useful information in understanding and evaluating our results of operations. The presentation of key performance indicators is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS Accounting Standards. See “Risk Factors—Risks Related to Our Business and Industry and Our Operations—Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business, and these key business metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.”

Payment services

As our revenue from payment services is typically correlated with gross payment volume, or GPV, growth and the number of Active Accounts (as defined below), management uses these operating metrics to gain insights into the scale and strength of our payment platform, the engagement level of our customers and underlying activity and trends that may be indicators of current and future performance.

Gross Payment Volume (GPV)

Gross Payment Volume, or GPV, is defined as the total value of transactions processed through our payment services, including via our payment gateway services, fiat currency cross-border remittances, foreign exchange for fiat currency (as standalone transactions not involving fund transfers) and stablecoins solutions (including on/off-ramp services and cross-chain transactions), and further net of transaction reversals. Our payment services were launched in 2023 with the acquisition of PayNow in May 2023. For the year ended December 31, 2024, the GPV grew by 162.5% compared to the GPV of the same period in 2023, which only included the eight-month period after our acquisition of PayNow in May 2023. If comparing across only the eight months ended December 31, the GPV of such eight-month period in 2024 was US$148.6 million, representing a 10.5% increase over the same period in 2023. This growth was driven by our ability to leverage our e-commerce customer base and onboard new customers, supported by API enhancements that streamlined the customer integration process. Substantially all of the GPV in 2023 and 2024 came from our payment gateway services enabled by our acquisition of PayNow in May 2023.

	For the year ended December 31,		YoY Growth
	2023(1)	2024
	US$ in millions	US$ in millions
Gross Payment Volume	134.5	218.6	162.5%

Notes:

(1)	The payment services were launched in 2023 with the acquisition of PayNow in May 2023.

Active Accounts

An Active Account is defined as an account registered on our payment platforms that has completed at least one transaction on our payment platforms within the past 12 months. A unique individual or business user may register on our platforms to access different services and may register more than one account to access a service. Accordingly, a single unique user may have more than one Active Account. However, as we have multiple products under OwlPay, a unique user that has registered on both OwlPay Wallet Pro and OwlPay Payment is counted only once for the purpose of determining Active Accounts, in order to maintain consistency in this metric after the integration completes. The number of Active Accounts provides management with additional perspective on the overall scale of users using our payment products and services. As of December 31, 2024, the number of Active Accounts grew by 9.7% compared to the number of Active Accounts as of December 31, 2023, as we leveraged our customer base in e-commerce and enhanced the user experience through integration and features improvements. Substantially all of the Active Accounts as of December 31, 2023 and 2024 came from our payment gateway services enabled by our acquisition of PayNow in May 2023, as our payment platform services under OwlPay were launched at the end of 2023 and are still in the process of gradually building a customer base. We aim to continue expanding its payment business and increasing the number of its payment platform users.

	As of December 31,		YoY Growth
	2023(1)	2024
Active Accounts	3,556	3,901	9.7%

Notes:

(1)	The payment services were launched in 2023 with the acquisition of PayNow in May 2023.

Hospitality services

Although our future focus is on the payment business, we also seek to expand “OwlNest,” our PMS service offerings, and acquire more subscribers in the international markets and strengthen our revenue sources. Therefore, management also focuses on the performance and growth of OwlNest, which is a part of our hospitality services, as another area of our overall business development. Since OwlNest is delivered on a SaaS basis, management uses OwlNest’s Annual Recurring Revenue, or ARR, to gain insights into OwlNest’s growth trajectory, revenue potential and operational stability. Additionally, management considers OwlNest’s Dollar-Based Net Retention Rate as a key indicator of OwlNest’s overall revenue growth and customer retention. In tracking OwlNest’s ARR and Dollar-Based Net Retention Rate, management focuses only on the revenues that are contractually committed on a periodic subscription basis, since OwlNest’s transaction volume-based revenues from our alternative fee model on a commission basis or from our add-on room fee collection services are tied to the sales performance of OwlNest’s customers that we could not control. We use also the number of OwlNest Subscribers to assess our ability to acquire new customers.

OwlNest’s Annual Recurring Revenue (ARR)

OwlNest’s Annual Recurring Revenue, or ARR, is defined as contractually committed recurring OwlNest revenue from PMS subscriptions, excluding one-time or non-recurring fees, recognized in the last month of the reporting period and calculated on an annualized basis. OwlNest’s ARR also excludes OwlNest’s transaction volume-based revenues from our alternative fee model on a commission basis or from our add-on room fee collection services. OwlNest’s ARR is calculated based on the assumption that any contract expiring in the next 12 months will be renewed at the rate prevailing in the final month of such contract, unless we determine that such contract will be cancelled or reduced, in which case revenue from such contract will be excluded from the calculation. Our calculation of ARR does not give effect to the impact of any anticipated future price increases. OwlNest’s ARR as of December 31, 2024 increased by 25% compared to its ARR as of December 31, 2023, driven by increased spending from OwlNest’s existing customers and our onboarding of new customers. We believe that the growth reflected the build-up of OwlNest’s brand awareness over time and our continued efforts to enhance and develop OwlNest’s features and functionalities, which we view as important factors for achieving widespread adoption of the OwlNest platform. The type of revenues represented by OwlNest’s ARR accounted for 24% and 27% out of our total hospitality services revenue for the years ended December 31, 2023 and December 31, 2024 respectively, and accounted for 11% and 10% of our total revenue for the years ended December 31, 2023 and December 31, 2024, respectively. OwlNest’s ARR is an operating business metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items.

	As of December 31,				YoY Growth
	2023		2024
OwlNest’s ARR	US$	772,364	US$	965,630	25.0%

OwlNest’s Dollar-Based Net Retention Rate

OwlNest’s Dollar-Based Net Retention Rate, as of a specified period end and expressed as a percentage, is defined as the Current Period ARR divided by the Prior Period ARR on a fixed exchange rates basis as of the prior period end, each associated with such specified period end and as defined below. The Prior Period ARR associated with a period end is OwlNest’s ARR from the cohort of all customers as of 12 months prior to that period end. The Current Period ARR associated with a period end is OwlNest’s ARR from the same cohort of customers (as those in the Prior Period ARR) as of that period end, including any expansion and net of any contraction or churn over the past 12 months but excluding ARR from new OwlNest Subscribers gained during the past 12 months. Both OwlNest’s Dollar-Based Net Retention Rate as of December 31, 2023 and 2024 exceeded 100%, highlighting OwlNest’s strong customer retention and its capability to effectively address growing customer needs. OwlNest’s Dollar-Based Net Retention Rate as of December 31, 2024 increased to 107.7% from 102.4% as of December 31, 2023, primarily driven by the adjustment of subscription fee in 2024 and increased adoption of upgraded features enabled by our ongoing system enhancements.

	As of December 31,
	2022	2023
OwlNest’s Dollar-Based Net Retention Rate	102.4%	107.7%

OwlNest Subscribers

The number of OwlNest Subscribers is defined as the total number of paid customers for OwlNest subscription at the end of a specified period. We treat each customer account that has a corresponding contract as a unique OwlNest Subscriber, and a single organization with multiple branches may be counted as multiple OwlNest Subscribers. The number of OwlNest Subscribers increased from 2,343 as of December 31, 2023, to 2,587 as of December 31, 2024 primarily due to the growth of OwlNest’s product visibility, which enhanced our ability to onboard new customers.

	As of December 31,		YoY Growth
	2023	2024
OwlNest Subscribers	2,343	2,587	10.4%

Our key metrics are calculated using internal company data based on the activity we measure on our platforms and compiled from multiple systems, including systems that are internally developed or acquired through business combinations. While the measurement of our key metrics is based on what we believe to be reasonable methodologies and estimates, there are inherent challenges and limitations in measuring our key metrics on a global scale. The methodologies we use to measure these metrics are subject to significant judgment. There is no guarantee that increases or decreases in our key business metrics will correspond with increases or decreases in our revenue. See “Risk Factors—Risks Related to Our Business and Industry and Our Operations—Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business, and these key business metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.”

Key Components of Results of Operations

Revenue

We derived our revenue from our (i) Payment services; (ii) Hospitality services, including hospitality-related software services and hospitality-related platform services; (iii) E-commerce platform; and (iv) Other. Total revenue grew from US$6.4 million in 2023 to US$7.6 million in 2024. During the periods presented, the majority of our revenue was derived from customers based in Taiwan.

The following table set forth a breakdown of our external revenue by business segments for the periods indicated.

	For the year ended December 31,
	2023		2024
	US$’000	% of total	US$’000	% of total	% of change
Payment services	2,466	38.6	4,028	53.2	63.3
Hospitality services
Hospitality-related software services	1,146	17.9	1,158	15.3	1.0
Hospitality-related platform services	1,903	29.7	1,623	21.5	(14.7)
E-commerce platform	863	13.5	752	9.9	(12.9)
Other	21	0.3	9	0.1	(57.1)

Total . . . . . .	6,399	100.0	7,570	100.0	18.3

Payment services

Our revenues generated from payment services are entirely from OwlPay Payment, which consists of (i) payment gateway services; and (ii) payout services. We provide a one-stop payment solution from collecting payments from consumers to business payouts services. We offer payment gateway services by acquiring PayNow in May 2023, a payment gateway service provider, supporting a wide range of payment collection methods, including credit cards, mobile payments, web ATM and payment at convenience stores. We charge the merchants using our payment gateway services a transaction fee for each successful card payment based on a predetermined rate, which varies depending on the markets and merchants, and a fixed-amount handling fee when disbursing the collected funds. For payout services, with the KYC and AML system, each transaction will be screened to check whether a transaction should be authorized for completion on our payment platform. When we authorize a transaction, we become obligated to our customers to complete the payment transaction. Our main source of revenue under the payout services comes from cross-border transactions. We charge fixed-amount, per-transaction handling fees and/or percentage-based transaction fees which vary based on different currency conversions and payment regions.

Hospitality services

Our revenues generated from hospitality services consist of (i) hospitality-related software services; and (ii) hospitality-related platform services, including OTA platform and platform offline service providing accommodation service.

For hospitality-related software services, we offer a PMS called OwlNest for property providers in the hospitality sector. We provide two fee models for our OwlNest customers: (i) subscription fees, under which model we charge our clients SaaS fees on an annual basis, which vary depending on the number of rooms a client provides; and (ii) commission fees, under which model we charge a commission fee based on the price of orders we process for our clients through our PMS services. Additionally, for our add-on room fee collection services to OwlNest clients, we charge a processing fee based on a contractually agreed percentage of the collected amounts.

For hospitality-related platform services, we offer OwlJourney, an OTA platform for hotel and B&B providers and charge a fee of each transaction; we collaborate with suppliers to sell experiential tour services to travelers through OwlTing Experiences platform; and we have platform offline service to provide room accommodation to travelers under our own brand name OwlStay and charge the room rates.

E-commerce platform

Our revenues generated from the e-commerce platform primarily consists of the sales of agriculture products over the platform OwlTing Market. We promote the quality of products and enhance their visibility through unique collections and through an international reach, making it an attractive option for both local producers and international consumers. We sell our products at a predetermined unit price on the platform.

Others

Our revenues generated from other services primarily consist of transactions of NFTs and small OwlTing Blockchain Services projects in collaboration with the Taiwan government. However, due to numerous controversies surrounding NFT transactions and unclear regulations, we have discontinued NFT-related services in 2024. Currently, there are no NFTs that remain on any of our platforms.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue of us by business segments for the periods indicated.

	For the year ended December 31,
	2023		2024
	US$’000	% of total	US$’000	% of total	% of change
Payment services	2,140	41.7	3,866	58.9	80.7
Hospitality services
Hospitality-related software services	726	14.2	674	10.3	(7.3)
Hospitality-related platform services	1,505	29.3	1,406	21.4	(6.6)
E-commerce platform	740	14.4	588	9.0	(20.5)
Other	19	0.4	29	0.4	52.6

Total	5,130	100.0	6,563	100.0	27.9

Payment services

The cost of revenue for payment services consists of fees associated with transfer of funds, including transaction processing fees, such as acquirer bank fees and bank handling fees, and periodic subscription fees for payment settlement service providers, and personnel costs related to payment system operation and maintenance

Hospitality services

For hospitality-related software services, the cost of revenue consists of system maintenance expenses, such as personnel costs, and the monthly rental fee for the electronic invoice platform.

For hospitality-related platform services, the cost of revenue consists of system maintenance expenses, such as personnel costs, fees paid for local travel experience providers, and staff and depreciation costs associated with our offline room accommodation.

E-commerce platform

The cost of revenue for e-commerce platform services consists of cost of goods purchased for sale on our e-commerce platform, logistics costs, and system maintenance expenses, such as personnel costs.

Others

The cost of revenue for others consists of (i) payments to NFT creators based on revenue-sharing arrangements; and (ii) personnel costs for system development and maintenance engineers for small OwlTing Blockchain Services projects.

Operating Expenses

Our operating expenses consist of expenses from (i) marketing and sales; (ii) general and administrative; and (iii) research and development.

The following table sets forth a breakdown of operating expenses of us for the periods indicated.

	For the year ended December 31,
	2023		2024
	US$’000	% of total	US$’000	% of total
Marketing and sales	2,456	30.5	2,120	21.4
General and administrative	3,361	41.8	5,232	52.7
Research and development	2,231	27.7	2,571	25.9

Total	8,048	100.0	9,923	100.0

Marketing and sales

Our marketing and sales expenses mainly consist of personnel-related expenses for employee salaries and allowance, employee benefits, and performance bonus for employees engaged in sales and marketing, consultancy fees and advertising expenses.

We plan to continue investing in sales and marketing to expand our customer base, focusing on both customer acquisition and retention, while also enhancing brand awareness. Consequently, we anticipate that marketing and sales expenses will increase in absolute terms. However, in the long term, we expect these expenses to decrease as a percentage of revenue as we achieve greater scale and operational efficiencies.

General and administrative

Our general and administrative expenses primarily consist of legal and professional service fees, license application fee, depreciation and amortization expenses, and other operation-related expenses.

We expect that our general and administrative expenses as a percentage of revenue will decrease over the long term as we expand our revenue streams and achieve greater operational scale. However, in the near term, we expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations and professional services, and expect that our administrative and other operating expenses will increase in absolute dollar terms as we improve various office infrastructure and operate as a public company.

Research and development

Our research and development expenses mainly consist of salaries and benefits for our research and development engineers.

We plan to continue to hire specialized research and development employees, invest in technology infrastructure and work on research projects to develop new products and services. We expect that our research and development expenses will continue to increase in absolute dollar terms.

Interest Income

Our interest income consists of interest earned on bank deposits and deposits for guarantees.

Foreign Currency Exchange Gains / Losses

As the Company is a holding company with subsidiaries located in different jurisdictions, each subsidiary typically uses the primary currency of its operating location as its functional currency, and its revenue is mainly in that functional currency. However, due to cross-border suppliers and customers, we experience gains or losses from exchange rate conversions or fluctuations.

Financial Liabilities at FVTPL

A financial liability is classified as at FVTPL if it is held for trading, including derivatives, or is designated as such on initial recognition. Our financial liabilities at FVTPL represents the fair value of our financial liabilities in relation to several Simple Agreements for Future Equity (“SAFE Agreements”) entered into by the Company in the years of 2022 and 2023. According to IAS 32, “Financial Instruments: Presentation”, because the Company does not have the unconditional right to avoid settling the contract in cash or in another way that it would be a financial liability, the SAFE Agreements are accounted for as a liability. Please refer to “Note 14” of our consolidated financial statements for more information. As of December 31, 2024, all SAFE Agreements entered into by the Company in the years of 2022 and 2023 had been either converted into Class A Common Shares or cashed out.

Loss on Extension of Preference Share Liabilities

Our loss on extension of preference share liabilities primarily represents changes in the carrying amount of preference shares liabilities.

Other Losses

Our other losses primarily consist of the disposal costs of computer software and impairment loss.

Other Income

Our other income primarily consists of subsidies from the local government and some one-time events. We do not expect material subsidies from the local government in the foreseeable future.

Finance Costs

Our finance costs primarily consist of interest expenses on lease liabilities, interest expenses on trade financing and non-discretionary dividends of preference shares liabilities.

Income Tax Benefit

Our income tax benefit primarily consists of income taxes in the jurisdictions in which we do business. These jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets, and liabilities and changes in respective tax laws.

Result of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the year ended December 31,
	2023		2024
	US$’000	% of total	US$’000	% of total	% of change
Revenue	6,399	100.0	7,570	100.0	18.3
Costs of revenue	(5,130)	(80.2)	(6,563)	(86.7)	27.9

Gross profit	1,269	19.8	1,007	13.3	(20.6)

Operating expenses:
Marketing and sales	(2,456)	(38.3)	(2,120)	(27.9)	(13.7)
General and administrative	(3,361)	(52.5)	(5,232)	(69.0)	55.7
Research and development	(2,231)	(34.9)	(2,571)	(33.9)	15.2

Total operating expenses	(8,048)	(125.7)	(9,923)	(130.8)	23.3

Net operating loss	(6,779)	(105.9)	(8,916)	(117.5)	31.5

Non-operating income and expense
Interest income	96	1.5	75	1.1	(21.9)
Foreign currency exchange gains	88	1.4	7	0.2	(92.0)
Foreign currency exchange losses	(16)	(0.3)	(1,053)	(13.8)	6,481.3
Loss on financial liabilities at fair value through profit or loss	(144)	(2.2)	(259)	(3.3)	79.9
Loss on extension of preference share liabilities	(26)	(0.4)	—	—	—
Other losses	(24)	(0.4)	(26)	(0.2)	8.3
Other income	154	2.4	76	1.1	(50.6)
Finance costs	(137)	(2.1)	(178)	(2.3)	29.9

Total non-operating income and expenses	(9)	(0.1)	(1,358)	(17.2)	14,988.9

Loss before tax	(6,788)	(106.0)	(10,274)	(134.7)	51.4

Income tax benefit	7	0.1	2	0.0	(71.4)

Net loss	(6,781)	(105.9)	(10,272)	(134.7)	51.5

Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements	(53)	(0.8)	1,321	17.5	(2,592.5)
Income tax related to components of other comprehensive income (loss) that will be reclassified to profit or loss	—	—	—	—	—

Components of other comprehensive income (loss) that will be reclassified to loss	(53)	(0.8)	1,321	17.5	(2,592.5)

Other comprehensive income (loss)	(53)	(0.8)	1,321	17.5	(2,592.5)

Total comprehensive loss	(6,834)	(106.7)	(8,951)	(117.2)	31.0

“n.m.” means not meaningful.

Comparison of the Years Ended December 31, 2023 and December 31, 2024

Revenue

Our revenue increased from US$6.4 million for the year ended December 31, 2023 to US$7.6 million for the year ended December 31, 2024. This growth was primarily driven by the increased revenue from our payment services, attributable to recognizing full year of revenue from PayNow, which was acquired in May 2023. We have recognized revenue from each service line for the year ended December 31, 2023 and 2024 as follows.

	For the year ended December 31,
	2023	2024
	US$	US$
Payment services	2,465,859	4,027,727
Hospitality services
Hospitality-related software services
OwlNest property management system
Subscription fees	729,202	756,361
Commission fees	8,956	8,087
OwlNest add-on room fee collection services	408,292	393,918
Hospitality-related platform services
OwlTing Experience	514,592	307,192
OwlJoruney	65,459	27,183
OwlStay	1,322,446	1,288,486
E-commerce platform	863,484	751,635
Others	21,097	9,041

Total	6,399,387	7,569,630

Notes:

(1)	The consolidated statement of profit and loss and other comprehensive income data for 2023 reflects our acquisition of PayNow on May 1, 2023.

Payment services

External revenue from payment services increased from US$2.5 million to US$4.0 million, as we recognized full year of revenue from the payment gateway business generated by PayNow, which we acquired in May 2023. The revenue we generated from our payment services for the year ended December 31, 2024 is entirely from OwlPay Payment, which consisted of (i) US$4.0 million generated from payment gateway services via PayNow; and (ii) US$8,143 generated from domestic and international payout services.

Hospitality services

A. Hospitality-related software services

External revenue from hospitality-related software services increased from US$1,146,450 for the year ended December 31, 2023, to US$1,158,366 for the year ended December 31, 2024. The change was attributed to a growth in the number of OwlNest Subscribers, which drove an increase in our external revenue from OwlNest property management system from US$738,158 (including US$729,202 from subscription fees and US$8,956 from commission fees) for the year ended December 31, 2023 to US$764,448 (including US$756,361 from subscription fees and US$8,087 from commission fees) for the year ended December 31, 2024. This was partly offset by a decrease in external revenue from OwlNest add-on room fee collection services, from US$408,292 for the year ended December 31, 2023 to US$393,918 for the year ended December 31, 2024, which resulted from lower booking amounts and a decrease in the flow of funds processed by the OwlNest system as the consequence of an earthquake in Taiwan in April, 2024.

B. Hospitality-related platform services

External revenue from hospitality-related platform services decreased from US$1.9 million (including US$514,592 from OwlTing Experiences, US$65,459 from OwlJourney and US$1,322,446 from OwlStay) for the year ended December 31, 2023 to US$1.6 million (including US$307,192 from OwlTing Experiences, US$27,183 from OwlJourney and US$1,288,486 from OwlStay) for the year ended December 31, 2024, primarily due to a reduced amount of tourist activities in Taiwan as the consequence of an earthquake that struck Taiwan in April 2024, which along with subsequent aftershocks severely impacted eastern Taiwan by damaging transportation routes to the region. These effects led to reduction in booking amounts and external revenue of our hospitality-related platform services for the year ended December 31, 2024.

E-commerce platform

External revenue from e-commerce platform service decreased from US$863,484 for the year ended December 31, 2023 to US$751,635 for the year ended December 31, 2024, primarily due our adjustments to our product offerings on our e-commerce platform in 2024, including the temporary ceasing of fruit import business, as a result of the challenges in controlling the quality and schedule of imported fruits.

Others

External revenue from other services decreased from US$21,097 for the year ended December 31, 2023 to US$9,041 for the year ended December 31, 2024, due to our discontinuation of our NFT-related services in 2024 as a result of the numerous controversies surrounding NFT transactions and unclear regulations.

Cost of Revenue

Our cost of revenue increased from US$5.1 million for the year ended December 31, 2023 to US$6.6 million for the year ended December 31, 2024, primarily due to the full-year recognition of costs of revenue from PayNow, the payment gateway company we acquired in May 2023.

Operating Expenses

Marketing and sales

Our marketing and sales expenses decreased from US$2.46 million for the year ended December 31, 2023 to US$2.12 million for the year ended December 31, 2024, due to temporary workforce restructuring and role consolidation during the year 2024, partly driven by our office relocation, which prompted operational adjustments. These changes led to lower average monthly salary expenses, even though the number of employees returned to previous levels by year-end.

General and administrative

Our general and administrative expenses increased from US$3.36 million for the year ended December 31, 2023 to US$5.23 million for the year ended December 31, 2024, due to (i) an increase in legal and professional service fees from US$687,299 for the year ended December 31, 2023 to US$1,887,362 for the same period in 2024; and (ii) an increase in depreciation expense from US$254,973 for the year ended December 31, 2023 to US$376,346 for the same period in 2024, related to the new lease contract for the Company’s new headquarters in Taiwan, which has a term of five years.

Research and development

Our research and development expenses increased from US$2.23 million for the year ended December 31, 2023 to US$2.57 million for the year ended December 31, 2024, due to the investment in enhancing the system performance of cloud service and the price increase by the cloud service providers.

Interest Income

Our interest income decreased from US$96,575 for the year ended December 31, 2023 to US$75,103 for the year ended December 31, 2024, due to a higher level of capital raised through private placement in 2023 compared to 2024, which led to a higher cash balance, resulting in higher interest income for that period.

Foreign Currency Exchange Gains / Losses

Since we operate with multiple functional currencies, foreign exchange gains and losses on monetary items are disclosed in aggregate. For the year ended December 31, 2023 and 2024, foreign exchange gain (loss) (including both realized and unrealized portions) amounted to US$(71,170) and US$(1,046,680), respectively. Our operations are primarily denominated in NTD, while our consolidated financial statements are presented in U.S. dollars. The increased volatility in the NTD-to-U.S. dollar exchange rate during the year ended December 31, 2024, compared to the same period in 2023, led to higher foreign currency exchange losses in 2024.

Loss on Financial Liabilities at FVTPL

Our loss on financial liabilities at FVTPL increased from US$143,693 for the year ended December 31, 2023 to US$259,418 for the year ended December 31, 2024, due to the conversion of financial liabilities associated with SAFE Agreements into Class A Common Shares in 2024. The loss was recognized based on the fair values of the SAFE Agreements, as determined by a third-party valuation specialists.

Loss on Extension of Preference Share Liabilities

Our loss on extension of preference share liabilities decreased from US$26,209 for the year ended December 31, 2023 to nil for the year ended December 31, 2024, due to the second extension of Subscription Agreement with National Development Fund Management Committee of the Executive Yuan in 2023, pursuant to which the present value of preference share liabilities was recalculated and the resulting loss was recognized in 2023.

Other Losses

Other losses decreased from US$24,288 for the year ended December 31, 2023 to US$25,741 for the year ended December 31, 2024, due to a loss from a one-time disposal of assets that occurred in 2024.

Other Income

Other income decreased from US$154,226 for the year ended December 31, 2023 to US$76,365 for the year ended December 31, 2024, due to a one-time settlement of a payable in 2023, resulting in a higher other income for that period as the associated obligation was extinguished.

Finance Costs

Our finance costs increased from US$137,210 for the year ended December 31, 2023 to US$177,888 for the year ended December 31, 2024, due to increased interest expenses associated with the new lease contract for the Company’s new headquarters in Taiwan.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss increased from US$6.8 million for the year ended December 31, 2023 to US$9.0 million for year ended December 31, 2024.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our liquidity strategy involves maintaining a balance between adequate cash reserves and capital investments to support our growth initiatives. We have implemented robust cash management policies to ensure that we meet our short-term and long-term financial obligations while optimizing the use of our resources. Our principal source of liquidity has been cash generated from our operations, bank borrowings and loans from related parties and fund raising through equity financing and SAFE Agreements. As of December 31, 2023 and December 31, 2024, our cash was US$4.9 million and US$4.5 million, respectively. Cash comprises cash on hand and demand deposits, which we can access without any restrictions. Our cash is primarily denominated in U.S. dollars. As of December 31, 2024, our long-term borrowings (including current portion) from banks and financial institutions were US$1.1 million, which consisted of term loans from banks and financial institutions in Taiwan. As of December 31, 2024, our borrowings from related parties were US$1.7 million, which were interest-free loans from our controlling shareholders. See “Related Party Transactions—Other Transactions with Related Parties.” We entered into SAFE agreements with certain investors in 2022 and 2023 with the aggregate amounts of US$1.8 million; all rights issued in connection with such SAFE agreements we entered into in 2022 and 2023 have been converted into Class A Common Shares of the Company or cashed out as of December 31, 2024. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, the payment of accrued dividends on, and the redemption of, Class A Preferred Shares, as well as for general corporate purposes. For further information on the redemption of Class A Preferred Shares, see Note 15, “Preference share liabilities” to our consolidated financial statements included elsewhere in this registration statement.

Between OBOOK Holdings Inc. and its subsidiaries, the cash is transferred from OBOOK Holdings Inc. to its subsidiaries in the form of capital contributions or through intercompany advances. If needed, cash may be transferred between OBOOK Holdings Inc. and its subsidiaries in the United States, Japan, Taiwan, Singapore, Hong Kong, Malaysia and Thailand, and there are currently no restrictions on transferring funds between OBOOK Holdings Inc. and its subsidiaries in these jurisdictions. Cash generated from OBOOK Holdings Inc. is used to fund operations of its subsidiaries. Under our cash management policy, the amount of intercompany transfer of funds is determined based on the working capital needs of the subsidiaries and is subject to internal approval process and funding arrangements. Our management reviews and monitors our cash flow forecast and working capital needs of the subsidiaries on a regular basis.

We believe that our current cash, cash inflow expected from payment business expansion and creation of new revenue stream and cash raised from private placement financing in the amount of US$18.7 million in the year of 2025 will provide sufficient liquidity to fund our current obligations, including the accrued dividends on and the redemption of all Class A Preferred Shares shortly after this direct listing (which we expect to complete within two months following this direct listing), projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities, borrow from banks or borrow from our major shareholders. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. See also “Risk Factors — Risks Related to Our Financial Results — We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all and our existing credit facility and our senior notes contain, and any future debt financing may contain, covenants that impact the operation of our business and pursuit of business opportunities.”

We do not have any present plan to pay any cash dividends on our common shares in the foreseeable future after listing. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See also “Risk Factors — Risks Related to the Class A Common Shares — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A Common Shares.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the year ended December 31,
	2023	2024
	(US$ in thousands)
Net cash flows used in operating activities	(5,415)	(9,070)
Net cash flows from investing activities	3,346	(750)
Net cash flows from financing activities	7,516	9,261
Effect of exchange rate changes on cash and restricted cash	(31)	1,284

Net increase in cash and restricted cash	5,416	725
Cash and restricted cash at beginning of year	2,581	7,997

Cash and restricted cash at end of year	7,997	8,722

Operating Activities

Cash from operating activities represent cash flows related to a company’s day-to-day business operations, including cash receipts from the sale of products or services, payments to suppliers for the purchase of goods and services, payment of payrolls, utilities, taxes, and other routine business expenses, as well as the collection of accounts receivable from customers and the payment of accounts payable.

Net cash flows used in operating activities was US$9.1 million in 2024. The difference between our loss for the year ended December 31, 2024 of US$10.3 million and cash used in operations was primarily due to (i) adjustment for certain non-cash items, which included depreciation expense of US$1,257,626, amortization expense of US$83,828, loss on financial liabilities at FVTPL of US$259,418, finance costs of US$177,888, interest income of US$(75,103), and profit from lease modification of US$(15,113); and (ii) the net changes in operating assets and liabilities of US$(442,767), which were primarily related to a decrease in accounts receivable of US$53,997 from the settlement of sales, an increase in prepayment of US$1,742,690 due to the prepayment of expenses related to this listing, a decrease in other current assets of US$83,544 due to a reduction in inventory as a result of our commercial decision to discontinue the fruit imports under OwlTing Market, an increase in contract liabilities of US$467,503 due to higher advance payments in OwlNest and PayNow’s collection on behalf of merchants, a decrease in accounts payable of US$116,125 due to the impact of the Taiwan earthquake on the tourism market, which reduced booking volumes and subsequently supplier payables, an increase in other payables of US$786,680 due to accrued fees for auditors and legal counsels, and an increase in provisions of US$26,563 due to the estimate of the provision of paid leave.

Net cash flows used in operating activities was US$5.4 million in 2023. The difference between our loss for the year of US$6.8 million and cash used in operations was primarily due to (i) adjustment for certain non-cash items, which included depreciation expense of US$869,702 and amortization expense of US$78,461, loss on financial liabilities at FVTPL of US$143,693, finance costs of US$137,210, interest income of US$(96,575), and loss on extension of preference share liabilities of US$26,209; and (ii) the net changes in operating assets and liabilities of US$255,394, which were primarily related to a decrease in accounts receivables of US$262,285 from the settlement of sales, an increase in other receivables of US$45,456 due to the acquisition of PayNow in May 2023, an increase in prepayment of US$81,604 due to the prepayment of IPO fees, a decrease in contract liabilities of US$264,301 due to the refund based on a sale agent agreement, an increase in account payables of

US$569,998 due to subsidence of COVID-19 pandemic led to the recovery of the hospitality business and an increase in booking volume, resulting in a rise in a higher amount of account payables to property providers, a decrease in other payable of US$52,108 due to the accrued fees for legal counsels, an increase in provisions of US$42,381 due to the estimate of the provision of paid leave, a decrease in other current liabilities of US$64,457 due to the payment of employee withholding taxes and collected insurance premiums, an increase in other payables from related parties of US$18,569 due to advance operating expenses from related parties, and a decrease in other non-current liabilities of US$64,951 due to cancellation of long-term account payables.

Investing Activities

Cash flows from investing activities represent the cash flows used for capital expenditures and asset transactions, including purchases and sales of property, plant, equipment and intangible assets, acquisition of subsidiaries, acquisition or disposal of financial assets and payments of collateral.

Net cash flows used in investing activities was US$0.8 million in 2024, which was attributable to the acquisition of property, plant and equipment of US$151,964 mainly for computer, company vehicle and OwlStay room renovation, acquisition of intangible assets of US$106,078 for computer software, an increase in non-current other financial assets of US$62,125 for an increase of restricted time deposits, an increase in guarantee deposits paid of US$326,042, a decrease in guarantee deposits paid of US$101,769 for increases or decreases of lease deposits for rental contracts, and the prepaid equipment cost of US$205,672, primarily attributable to renovation and equipment expenditures for the new headquarters.

Net cash flows from investing activities was US$3.3 million in 2023, which was attributable to the acquisition of property, plant and equipment of US$141,620 mainly for computer equipment, acquisition of intangible assets of US$20,517 for computer software, disposal of intangible asset of US$11,291, a decrease in other current financial assets of US$32,568 for release of time deposits, an increase in non-current other financial assets of US$131,262 for an increase of restricted time deposits, an increase in guarantee deposits paid of US$65,725, a decrease in guarantee deposits paid of US$10,739 for increases or decreases of lease deposits for rental contracts, and acquisition of subsidiaries of US$3.7 million for acquiring controlling interest in PayNow with 52.94% shareholdings as phase one in May 2023, net of the cash and restricted cash from acquiree.

Financing Activities

Cash flows from financing activities include proceeds from issuance of common stock, purchases or repayments under financing arrangements, changes in receipts under custody, and changes in collateral received related to lease contracts.

Net cash flows from financing activities was US$9.3 million in 2024, which was attributable to proceeds from long-term borrowings of US$1,186,709, repayments of long-term borrowings of US$831,391, repayments of preference share liabilities of US$101,592, repayments of installment payables of USD$13,865, a decrease in other payables from related parties of US$216,478 for repayment, an increase in other current liabilities – receipts under custody of US$923,093 for collection of customer funds, an increase in guarantee deposits received of US$35,801 and a decrease in guarantee deposits of US$9,557 for leasing MPOS machines to merchants, an increase in advance in receipts for share capital of US$9.2 million from equity fundraising, with a portion pending completion of stock registration, payment of lease liabilities of US$781,844 for leasing properties, and payment of non-current financial liabilities at FVTPL of US$100,000 for cash-out of SAFE Agreements.

Net cash flows from financing activities was US$7.5 million in 2023, which was attributable to repayments of long-term borrowings of US$335,574, a decrease in other payables from related parties of US$228,096 for repayment, a decrease in other current liabilities – receipts under custody of US$696,133 for disbursement of customer funds, an increase in guarantee deposits received of US$25,497 and a decrease in guarantee deposits received of US$10,752 for leasing MPOS machines to merchants, an increase in advance receipts for share capital of US$10.8 million from equity fundraising pending completion of stock registration, advance receipts for preference share liabilities of $98,554 from the fundraising of the subsidiary, payment of lease liabilities of US$763,225 for leasing properties, proceeds from non-current financial liabilities at FVTPL of US$430,000 from SAFE Agreements, payment of non-current financial liabilities at FVTPL of US$300,000 for cash-out of SAFE Agreements, acquisition of equity interest in subsidiaries of US$1.5 million for gaining non-controlling interests of PayNow with 46.44% shareholdings as phase two, and dividends paid to non-controlling interest of US$20,136.

Material Contractual Obligations

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024, and any subsequent interim period primarily include lease liabilities, long-term borrowings, and preference share liabilities. The following table sets forth their details as of December 31, 2024:

(US$)	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
Lease liabilities (including current portion)	5,284,874	1,304,676	3,980,198	—
Long-term borrowings (including current portion)	1,228,579	394,775	833,804	—
Preference share liabilities (including current portion)	2,069,929	436,844	1,633,085	—

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Internal Control over Financial Reporting

We are a private company with limited accounting personnel and other resources to address our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal control over our financial reporting, we may not be able to accurately report our financial conditions or results of operations or meet our reporting obligations. See “Risk Factors — Risks Related to Our Financial Results — If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, and the preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on other assumptions that, under the circumstances, we believe to be reasonable. Our actual results may differ from these estimates under different assumptions or conditions. This is especially true with some accounting estimates that require higher degrees of judgment than others in their application. We believe that the following accounting estimates are most critical to the judgments used in the preparation of our financial statements.

Impairment of Property, Plant and Equipment, Intangible Assets and Goodwill

At each reporting date, we review the carrying amounts of our nonfinancial assets (other than inventories) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGUs”). The assessment of impairment requires management to apply significant subjective judgments as illustrated below.

Impairment of goodwill

The assessment of impairment of goodwill requires us to make subjective judgments. This includes determining the identified CGUs, allocating goodwill to relevant CGUs, and estimating each CGU’s recoverable amount. In estimating the recoverable amount, subjective judgments are needed to determine key variables such as the discount rate, terminal growth rate, independent cash flows, and expected future revenues and expenses related to the CGU.

Goodwill from acquisition of PayNow in May 2023 has been assigned to PayNow’s CGU and has been tested for impairment at the end of the annual reporting period. The recoverable amount is determined based on the value in use, calculated using cash flow forecasts from the financial budgets covering the future five-year period. We applied an annual discount rate of 18.6% in our impairment test as of December 31, 2024, to reflect the relevant specific risk in the cash-generating unit. The terminal growth rate of 2.0% was based on the following five years’ average Taiwan economic growth rate.

For the years ended December 31, 2023 and 2024, we did not recognize any impairment loss on goodwill.

Impairment of non-financial assets other than goodwill

In the process of evaluating the potential impairment of non-financial assets other than goodwill, we are required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups. Any changes in these estimates, due to shifts in economic conditions or business strategies, could result in significant impairment charges or reversals in future years.

For the years ended December 31, 2023 and 2024, we recorded impairment losses of US$4,136 and US$6,183, respectively, on unused office equipment that was subsequently disposed of without proceeds. During the same periods, we recorded impairment losses of US$646 and US$641, respectively, on intangible assets.

For assets other than goodwill, an impairment loss is reversed only if the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Recognition of Deferred Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires our subjective judgment and estimate, including the future revenue growth and profitability, the sources of taxable income, the amount of tax credits that can be utilized and feasible tax planning strategies. Additionally, changes in the economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 102(b)(1) of the JOBS Act. As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

The Company will remain an emerging growth company under the JOBS Act until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which Class A Common Shares were offered in connection with this listing, (b) in which it has total annual gross revenues of at least US$1.235 billion, or (c) in which it is deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its common shares that are held by non-affiliates exceeds US$700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which it has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

Foreign Private Issuer Status

The Company is an exempted company limited by shares incorporated in 2011 under the laws of the Cayman Islands with limited liability. We are a foreign private issuer within the meaning of the rules under the Exchange Act. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on June 30, 2026. Even after we no longer qualify as an emerging growth company, for so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. We will publish our results on a semi-annual basis through press releases. The related financial results and material events through press releases will be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

The Company is a non-U.S. company with foreign private issuer status and plan to be listed on the Nasdaq. Nasdaq rules permit a foreign private issuer such as us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq applicable to U.S. domestic public companies. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we are no longer qualified as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither emerging growth companies nor foreign private issuers.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We undertook certain transactions in foreign currencies, which exposed us to foreign currency risk. We do not use any derivative contracts to hedge against our exposure to currency risk. We manage our currency risk by closely monitoring the movement of the foreign currency rates and consider hedging significant foreign currency exposure should such need arise.

We currently do not have a foreign exposure hedging policy. However, our management monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arise.

We do not believe that we currently have any significant direct foreign currency risk. Although our exposure to foreign currency risks should be limited in general, the reporting result of operations in the financial statements will be affected by the exchange rate between U.S. dollars and other currencies, as we use U.S. dollars as the reporting currency. For the years ended on December 31, 2023 and 2024, foreign exchange gain (loss) (including realized and unrealized portions) amounted to US$71,170 and US$(1,046,680), respectively. For a hypothetical 5% strengthening or weakening of the U.S. dollars against the JPY and TWD, our net loss would have increased or decreased by US$614,589 and US$856,959 for the years ended December 31, 2023 and 2024, respectively. See “Risk Factors—Fluctuations in exchange rates could result in foreign currency exchange losses in our business.”

Interest Rate Risk

We are exposed to fair value interest rate risk in relation to pledged bank deposits, other financial assets and lease liabilities. We are also exposed to cash flow interest risk in relation to variable-rate bank balances, and variable-rate bank borrowings which carry prevailing market interests. We manage our interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. Management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.

Credit risk

Our maximum exposure to credit risk which will cause a financial loss to us due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position (including rental deposits, account receivables, other receivables, other financial assets, pledged bank deposits and bank balances).

We consider pledged bank deposits and bank balances that are deposited with financial institutions with high credit ratings to be low credit risk financial assets. In addition, account receivables in connection with bills settled through payment platforms and the issuer of other financial assets are also with high credit ratings and no past due history. We consider most of these assets to be short-term in nature and the probability of default is low and no expected credit loss was recognized as of December 31, 2023 and 2024.

We have established a credit policy conducting a credit assessment for our clients before our standard payment and delivery terms and conditions are offered. Purchase limits are established for each of our customers, representing the maximum open amount without requiring approval, which will be reviewed by us on a quarterly basis.

Liquidity risk

We manage our liquidity risk by regularly monitoring our liquidity requirements to ensure that we maintain sufficient reserves of cash to meet our liquidity requirement in the short and longer term. For details, see “— Liquidity and Capital Resources.”

BUSINESS

Our Mission

Our mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers, and to lead the digital transformation of traditional business operations.

Overview of OwlTing Group and the OwlPay Suite

We believe in the power of blockchain technology and have focused on leveraging it to optimize and in some cases transform the way enterprises operate. Established in 2010 in Taiwan, we operate as the OwlTing Group and have delivered solutions to various industries and are expanding actively into multiple markets including the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand, as well as jurisdictions in South America and the EU. Through our e-commerce, hospitality and payments offerings, we are committed to serving businesses and individuals whose commercial activities involve cross-border transactions.

From our earliest days with our product OwlTing Market™, our e-commerce platform that was designed to connect local Taiwanese farmers and merchants with their customers, we have worked closely with the merchants on our platform and come to understand their business pain points. Our OwlTing Blockchain Services™ emerged from such business understanding, and we have aimed to build a blockchain traceability solution that empowers organic farmers with better transparency of their business and operations, which can be extended to other use cases.

By building our expertise in blockchain ledger transaction models, we concluded that the prevention of double spending with the use of timestamps and proof of work could also be utilized in the hospitality industry, which faces the need to address double-booking problems. We thus expanded into the hospitality sector in 2018 by offering innovative solutions to hotels and other hospitality industry customers through our platforms, including the OwlNest™ hotel property management system, or PMS, that leverages blockchain technology to prevent double bookings. We also launched the OwlJourney™, an online travel agency, or OTA, platform that benefits from accurate real-time inventory data from integration with OwlNest’s inventory system, to empower travel service providers with optimized efficiencies. In addition, our OwlTing Experiences™, also an OTA, focuses on offering curated local activity and tour options for lodging guests, enriching their travel experiences beyond accommodations.

As we further developed our presence in the hospitality industry, we also gained a first-hand understanding of the challenges of cross-border payments faced by our hospitality clients. We saw the issues faced by our hospitality clients and their two most prominent pain points in the payment process: high processing costs from cross-border transactions and delayed settlement from the payers, including large OTAs.

In response, we launched OwlPay™ in 2023 intending to enable businesses in the hospitality sector and beyond to use stablecoins and/or fiat currency in payouts to global suppliers. OwlPay is an application programming interface, or API, based payment suite with secure, real-time and cost-effective one-stop payment solutions covering a range of services from payment gateway to business payout. Using blockchain technology and developer-friendly APIs for integration, OwlPay aims to payments for both businesses and consumers.

OwlPay is a full-stack payment service suite that supports multiple payout settlement routes, not only in fiat currency but also in stablecoin USD Coin (“USDC”) backed by U.S. dollar-denominated assets, through various product offerings. We currently offer various solutions for both platform solutions that provide user interfaces to our end users and infrastructure solutions that support third-party providers, through OwlPay Payment, OwlPay Wallet Pro and OwlPay Harbor within the OwlPay suite. OwlPay Payment provides user interfaces that offer services ranging from payment gateway to various payout solutions in stablecoin and fiat currencies. OwlPay

Wallet Pro is a platform product that provides a hosted wallet for business customers and an unhosted wallet for individual users, supporting stablecoin on/off-ramp services and enabling both business and individual customers to receive and send money both domestically and internationally within minutes, with stablecoins over the public blockchain ledgers Ethereum, Avalanche, Polygon, Optimism, Arbitrum and Stellar. We also provide an infrastructure solution: OwlPay Harbor—our proprietary API packages—provides the functionalities of payment gateway collection of customers fund via stablecoins, on/off-ramp between fiat currencies and stablecoins, cross-chain transactions between USDC across different blockchains, and payout capabilities, empowering third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions to offer stablecoin-based payment gateways, on/off-ramp services, cross-chain transactions, and payouts to their end users by leveraging our infrastructure. We currently provide these API packages across multiple blockchains, including EVM-compatible networks and the Stellar network, where we serve as a “Stellar Anchor”, and we plan to extend coverage to Solana. We also plan to provide Wallet-as-a-Service (WaaS), allowing enterprises to customize and deploy wallets for their end users.

For our end customers holding a wallet with our OwlPay Wallet Pro, we provide the on/off-ramp services to facilitate conversion between USDCs and U.S. dollars, both directly interfacing our products and through our third-party collaborators and service providers, MoneyGram and MoonPay. For business customers that wish to leverage USDC, we offer on/off-ramping services via wire transfers and automated clearing houses (“ACH”). For individual customers, we offer on/off-ramping services via wire transfers and ACH, as well as via cash and credit card leveraging our collaborations with MoneyGram and MoonPay, respectively. We plan to further expand our on/off-ramping capabilities via debit cards using VISA Direct. Such conversion services are also available to customers of third-party wallet providers or financial institutions using OwlPay Harbor, our proprietary API package that enables third-party users to access our conversion capabilities, between fiat currencies and stablecoins, as well as between USDC across different blockchains (which also integrates stablecoin-based payment gateway solutions and payout capabilities). All transactions are within standard security and compliance infrastructure on par with a traditional financial institution. To make transactions more convenient for our OwlPay Wallet Pro customers on supported blockchains, we handle the payment of the gas fees (which are transaction fees paid for executing transactions on a blockchain network, typically paid in the digital asset native to such blockchain network) incurred on these blockchains on behalf of our OwlPay Wallet Pro customers for certain types of customers and transactions, so that these customers do not need to hold the native digital assets of the transaction chain. We currently support OwlPay Wallet Pro’s customers to send, receive and hold USDC, EURC, ZUSD, and GYEN and the conversion between USD and USDC. Additionally, for individual customers, we also support sending, receiving and holding native digital assets. OwlPay’s customers are currently able to access various fiat currency and USDC payment options and perform these payment transactions within OwlPay suite. We plan to expand OwlPay Wallet Pro services to support more blockchains, including Base and Solana and plan to diversify our stablecoin offering to enable a broader set of conversion corridors between fiat currencies and stablecoins, as well as to facilitate foreign exchange transactions using stablecoins in the future. We have also rolled out our OwlPay Harbor services to other participants in the digital asset economy and payment industry, including serving as a “Stellar Anchor” for on/off-ramping USDC on Stellar to third parties on the Stellar Network and supporting EVM-compatible blockchains, and plan to expand coverage to Solana.

OwlPay is designed to simplify backend financial operations and cross-border transactions. For potential business clients without in-house technical teams to support system integration but requiring payment gateway and cross-border payout services, we offer OwlPay Payment—an user interface solution that seamlessly connects with their bank accounts/wallets, facilitating vendor and order management, mass payouts, real-time exchanges and automated payment processes using fiat currency and USDC. The payout transactions are signed using hardware security module technology, a specialized security device used to manage, process and store digital keys securely, in order to ensure cryptographic operations are performed within a tamper-resistant environment. All of these features enhance the payment experience for businesses, especially SMEs that have limited scale of operations but still require efficient cross-border payment solutions. Beyond business clients, we expect to further develop and release services for individual customers that would integrate payment services offered by card networks, such as VISA Direct, to provide our individual customers a convenient way to send funds from a bank or card account to another party’s card or bank account within the same card network.

Within the OwlPay suite, our customers can access various fiat currency and USDC payment options and seamlessly perform transactions through different solutions, and we believe we are an early mover to provide the one-stop service framework which enables businesses to collect payments from end-users and make payments to vendors, with the flexibility to settle transactions in either fiat currency or USDC and enables individuals a simpler, more convenient and faster way to perform cross-border transactions and remittances.

According to CB Insights’ latest Stablecoin Market Map, OwlTing is ranked among the top 2 global players in the “Enterprise & B2B” category, earning a high Mosaic score of 832—underscoring its leadership in blockchain-powered financial infrastructure for businesses. OwlPay for its business customers supports B2B stablecoin transactions via a hosted wallet infrastructure and a comprehensive suite of services, including stablecoin payment gateway services, on/off-ramp capabilities, cross-chain transfers and payout services. These services enable key use cases such as e-commerce payments, cross-border remittances, payroll, and treasury management. The Mosaic score—CB Insights’ proprietary metric evaluating market opportunity, momentum, and financial strength—highlights OwlTing’s strong market positioning and growth potential in the enterprise stablecoin ecosystem.

OwlPay continues to build multi-jurisdictional capabilities and aims to expand its service offerings internationally. For example, we currently hold money transmitter licenses, or MTLs, in 35 states in the United States and the Virtual Asset Service Provider, or VASP, registration in Poland, and the Electronic Payment Instrument Service Provider, or EPISP, registration in Japan. We are in the process of applying for MTLs in remaining states in the United States, a fund transfer service license and a stablecoin license in Japan, a major payment institution license in Singapore and a money service operator license in Hong Kong; and we expect to upgrade the qualification as a Crypto Asset Service Provider, or CASP, under Markets in Crypto-Assets Regulation (MiCAR) in the EU. We also plan to further expand to Brazil, Argentina and other markets in South America where we could provide virtual asset services without being subject to licensing requirements.

We believe our payment business powered by blockchain technology will be the most significant driver of our future business expansion plans. We believe our expansion into new products and markets from our current customer-centric businesses will enable us to capture cross-selling opportunities with our existing relationships in the e-commerce and hospitality industries, and to grow into a comprehensive cross-border payment solution suite and business ecosystem.

For the year ended December 31, 2024, our company’s total revenue was comprised of our operations in the following main business segments: (i) Payments contributed to 53% of our total revenue; (ii) Hospitality (which include software services and platform services) contributed to 37% of our total revenue; and (iii) E-commerce contributed to 10% of our total revenue.

Our Development Focus and Target Market

In 2020, the G20 made speed, cost, accessibility and transparency the four challenges faced in business and individual cross-border payments, as stated in the Enhancing Cross-border Payments – Stage 3 Road Map report by the Financial Stability Board. Currently, cross-border business payments involve complex currency reconciliation processes that require significant investment in time and resources by a lengthy list of parties involved, including without limitation the payer and payee businesses, merchant banks, correspondent banks, credit card networks and card issuing banks. The traditional route of payment with the banking system relies on the SWIFT network to implement cross-border payments; alternatively, credit card networks offer payment options at higher transaction fees. Public blockchain ledger provides a new SWIFT-like settlement ledger that has the potential to complete global settlements within seconds and with much cheaper network fees.

We designed OwlPay™ with the goal to streamline global business transactions and enhance the efficiency of digital payment systems for customers conducting cross-border payments. Supporting a flexible infrastructure for both fiat currency and stablecoins, OwlPay aims to develop a secure, regulated, Web2-Web3 hybrid payment solutions that can make it faster, cheaper and easier for businesses to make and accept payments on an international scale.

OwlPay’s Market

OwlPay aims to serve the cross-border payments markets, including our own end customers and those through third-party participants in the digital assets economy and in the payment industry. According to the 2024 McKinsey Global Payments Report, the global payment industry handled US$1.8 quadrillion in transaction value in 2023; global payment revenue, comprised of both commercial and consumer domestic and cross-border payment services, reached an all-time high of over US$2.4 trillion in 2023 and will reportedly grow at a 5% annual rate after 2023. It is also expected to exceed US$3.1 trillion by 2028 according to the same report. We believe that cross-border payment dynamics are robust, and according to the 2024 McKinsey Global Payments Report, global revenue from cross-border transactions was estimated at around US$288 billion in 2023, a 20% increase from the previous year.

Fast-Growing Addressable Payments Markets: Cross-Border Business Payments

OwlPay targets cross-border B2B business payments and B2C payments. According to the 2024 McKinsey Global Payments Report, the global B2B cross-border payments market has witnessed significant growth and transformation, with cross-border payment revenue totaling approximately US$210 billion in 2023. North America, Latin America and the EMEA experienced double-digit revenue growth, while the Asia-Pacific region (excluding China) saw a 25% increase in 2023, according to the same McKinsey report.

Along with its growth, we believe that the B2B payment market is experiencing changes in the form of waves of digitization and innovation. While fintech innovators have accelerated the digitization of B2C/C2C payments, B2B payments remain highly reliant on legacy systems, leaving payors and payees with significant challenges that include access to fewer correspondent banks, slow settlement, high overall costs and a lack of transparency. Intermediary banking today remains the most prevalent cross-border payment method. We believe that the total available market size for B2B payments is significant and rapidly expanding as trends towards digitization broaden access to more users. By offering modernized, streamlined end-to-end payment solutions, we believe that we are well-positioned to capitalize on its early mover advantage in the blockchain-enabled payment industry to capture a meaningful share of the growing B2B and B2C markets.

While traditional trade corridors between major economies (e.g., U.S.-China, U.S.-EU, intra-EU) continue to have large cross-border transaction volumes due to established trade relationships, payment flows in emerging markets like Latin America are experiencing strong growth and becoming increasingly prominent. We are prioritizing commercial development in these high growth markets by seeking to obtain regulatory licenses and approvals for U.S.-Japan B2B and B2C, as well as U.S.-LATAM B2B, B2C and cross-border remittance.

The Latin American digital payment market grew from US$89 billion in 2017 to US$215 billion in 2021 according to a report by the International Monetary Fund. By 2025, alternative payment methods in Latin America, such as virtual wallets and bank transfers, are expected to reach an e-commerce turnover of US$138 billion according to Americas Market Intelligence, and Latin American cross-border e-commerce volume is forecast to reach US$95 billion according to PagSeguro’s Digital Renaissance’s Latin America report. According to these reports, the Latin American market represents a strong area of opportunity for companies that are early movers.

Japan’s B2B payment market is also expected to grow rapidly, at a CAGR of 9% during the 2024-2034 period according to Imarc Impactful Insights. In 2021, the B2C segment of the e-commerce in Japan market accounted for US$188.1 billion and by 2021 Japan was the fourth largest e-commerce market in the world, according to the International Trade Administration. Japanese cross border e-commerce purchases from the United States were estimated at US$3.1 billion in 2021, marking an increase of 9.1% from 2020 according to the International Trade Administration. The market growth and change are being propelled by the ongoing digital transformation of the payment space and the increasing adoption of digital payment methods, including online payment portals and digital wallets.

Fast-Growing Addressable Payments Markets: Cross-Border C2C Remittance

OwlPay also provides individuals with the ability to transfer funds cross-border within minutes with stablecoins. We believe that the remittance market, which represents C2C payments, also plays an important role in the global payment ecosystem. The global remittance market was valued at US$50 billion in revenue in 2023, growing at a CAGR of 10.5% from 2024 to 2033. The market is expected to reach US$135.7 billion by 2033 according to The Brainy Insights.

Despite this growth, we believe customers view cross-border remittances as remaining prohibitively expensive due to limited competition among providers and inadequate cross-border interoperability of legacy systems. According to the World Bank Group, in the fourth quarter of 2023, the average cost of sending US$200 globally was 6.4% of the amount being sent. Remittance flows are primarily driven by activity in advanced economies, with the United States being the largest source of remittances worldwide, particularly to low- and middle-income countries. Also according to the World Bank, remittance to Latin America and the Caribbean were US$142 billion in 2022. Migration trends and geopolitical influences will continue to fuel growth in the Latin American market. The inefficiencies in the cross-border remittance market present a compelling opportunity for low-cost providers.

Application of Blockchain Technology

Blockchain technology has become increasingly important in the payment industry due to its ability to offer significant improvement in efficiency, security, transparency and cost effectiveness. Blockchain technology was first introduced in 2008 and refers to a distributed ledger software technology that is programmed to maintain records of financial and non-financial transactions. It is a distributed database that maintains records in the form of blocks. Each block has a timestamp and a unique link to a previous block. The recorded data in blocks cannot be altered or tampered with. The entire process is completed in real time by eliminating the need for any central authority or a third-party financial institution to verify the transactions. It allows every node to create immutable data, transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner.

The fintech blockchain market is estimated at US$4.7 billion in 2024 and is expected to reach US$31.8 billion by 2029, with a CAGR of approximately 47%, according to Mordor Intelligence Research. While North America led with more than 43% of the fintech blockchain market share, the Asia Pacific region is expected to record a CAGR of 47% from 2023 to 2032. The SME segment is expected to grow at a CAGR of 46.3%, according to Acumen Research and Consulting.

The global digital asset wallets market is projected to grow from an estimated US$1.5 billion in 2023 to US$3.7 billion by 2033, with a CAGR of 9.3%. The hosted hot wallet segment is expected to dominate this market and accounted for 68.7% of the total preferred digital asset wallet market share in 2022, according to a Future Market Insights report. This growth underscores the increasing importance of integrating non-card payment solutions and digital asset capabilities into traditional payment processing frameworks.

As a part of the innovation and paradigm shifts in the payment industry, stablecoins have played a critical role by providing a bridge between the traditional payment system and blockchain ecosystems. Circle, the issuer for USDC, has emerged as a significant player in the B2B and cross-border payment market. According to Circle’s 2024 State of the USDC Economy report, leading payment companies and merchant settlement firms such as VISA and MoneyGram are now using USDC and approximately US$12 trillion has been transacted since its introduction in 2018. Data compiled by VISA shows that USDC has been rapidly gaining market share, accounting for 50% of total transactions since January, with US$456 billion in transaction volume in a single week in early 2024, compared to US$89 billion for Tether’s USDT. A survey conducted by Mastercard from 2022 disclosed 51% of Latin American consumers had paid with digital currency, and more than a third had paid with stablecoins. Data from a 2024 Chainalysis report shows that Latin America received nearly $415 billion in digital currency from July 2023 to June 2024, while among the top five Latin American countries with most digital currency received, stablecoins accounted for on average around three-fifths of retailed-sized digital currency transaction in the same period. OwlPay is one of the first movers and successfully developed a platform using USDCs as an efficient means of settlement for our clients, such as international e-commerce platforms and OTAs. Under OwlPay suites, customers can access various fiat currency and stablecoin payment options and perform these payment transactions through various solutions. By collaborating with Circle and MoneyGram, our stablecoin-based payment capabilities allow payment services to be provided at lower cost compared to the traditional methods. We believe the stablecoin-based payments market will continue to expand, and we plan to continue to grow and develop our conversion services offerings with more stablecoins, including EURC, ZUSD, and GYEN.

OwlPay’s Competitive Strengths

According to CB Insights’ latest Stablecoin Market Map, OwlTing ranks among the top 2 global players in the ‘Enterprise & B2B’ category, with a Mosaic score of 832—demonstrating its leadership in blockchain-powered financial infrastructure for businesses. Our OwlPay solution facilitates B2B stablecoin transactions through hosted wallet, stablecoin payment gateway, conversion, and payout services, enabling key use cases such as cross-border payments, payroll, and treasury management. The Mosaic score—CB Insights’ proprietary metric—assesses a company’s market opportunity, momentum, and financial strength, further highlighting OwlTing’s strong position and growth potential in the enterprise stablecoin space. We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

Early Mover Advantage in the Payment Industry

We are an early mover in the use of blockchain and stablecoin to provide a one-stop payments framework. Through developer-friendly API integration, OwlPay enables businesses to automate the accounts payable process by streamlining sales order management, finance reconciliations and international payouts with various settlement methods and currencies (including fiat currency, credit cards and stablecoin) internationally. OwlPay also allows individuals or businesses to transfer funds within minutes across the globe. To this end, we have invested a substantial amount of time and effort to obtain the required payment licenses in each jurisdiction in which we plan to operate and/or establish collaborations with financial institutions and payment service providers that can offer a variety of payment solutions.

We expect to take advantage of our extensive capacity-building efforts within the payment sector, particularly stablecoin-related services, by making our services generally available to business and individual end users through our OwlPay suite. OwlPay Harbor, our API packages implementing conversion and payout services, and stablecoin based payment gateway solutions, allows other wallet providers, financial institutions, and platform operators requiring cross-border payment solutions to access our capabilities for these third-party providers’ own users. Currently, we are serving as a “Stellar Anchor” for USDC on the Stellar Network and supporting various blockchains, including EVM-compatible blockchains, and we plan to extend coverage to Solana. OwlPay Wallet Pro offers hosted wallets for businesses and unhosted wallets for individuals, and integrates our own on/off-ramp capabilities, allowing our end customers to execute transactions in a more cost-effective manner. We also plan to provide Wallet-as-a-Service (WaaS), allowing enterprises to customize and deploy wallets for their end users. We hope the multi-layered go-to-market strategy of our payment- and digital assets-related services and capabilities would position us well for converting our early mover advantage into market presence. Payment service is subject to a stringent regulatory regime and the license application process could be time-consuming and expensive. As an early mover in blockchain-based payment services, we have obtained licenses, made license applications and/or entered into agreements with payment service providers that hold the required credentials in jurisdictions where we have operations. We are currently applying for new or additional licenses in the United States, Japan, Singapore and Hong Kong, and preparing to further expand to cover other regions including the EU and Latin America. In particular, we have completed the MSB registration with the U.S. federal government, and we have obtained the MTLs from a total of 35 states in the United States, the VASP registration in Poland, and the EPISP registration in Japan. For further details, see “— Regulations.” To illustrate, for a business customer in Florida paying its vendors in Japan, it can exchange U.S. dollars to Japanese Yen and complete the cross-border payout to its vendors in Japan, all done with one stop through OwlPay Payment. Alternatively, the Florida business may also apply for a hosted wallet through OwlPay Wallet Pro and choose to send via USDC: it can on-ramp its U.S. dollars and convert into USDC, and send USDC to its vendors in Japan at the vendors’ wallet. Similarly, an individual customer in Florida may apply for an unhosted wallet through OwlPay Wallet Pro and on-ramp U.S. dollars to USDC and make payments to the business’s wallet. When we release our off-ramp service in Japan in the future, these vendors in Japan will also be able to use our services to receive and/or off-ramp the received stablecoin to Japanese Yen and deposit to their bank accounts.

We have built collaboration relationships with a range of established participants in the payment industry, including Circle, Coinbase Prime, MoneyGram, MoonPay, VISA and NIUM, with whom we can integrate our services with a wide range of payment solutions. For more details of our payment solutions, see “— Our Current Products and Services — Payment Products and Services.” We are also actively seeking to expand our payment network with additional settlement service providers. NIUM is a payment service provider headquartered in Singapore with a global footprint, and helps OwlPay with implementing domestic and international payout services, supporting customers in funding with 6 different fiat currencies, and assisting in converting these into over 40 currencies, allowing payments to be made to more than 220 regions. Circle is a global financial technology firm headquartered in the United States, and we can utilize stablecoin for payout worldwide through Circle. We also work closely with the credit card networks, such as VISA, to provide virtual card solutions and instant card account payment. We have also entered into strategic cooperation with Stellar, serving as a “Stellar Anchor” to provide on/off-ramp services that can be easily integrated by other wallet providers who are also on the Stellar Network, allowing us to reach out to new customers on the Stellar network. See “—Our Third-Party Collaborations.”

While leading payment companies and merchant settlement firms are now using stablecoin to solve real-world pain points in payment, we believe OwlPay is one of the first movers in this space and has successfully developed of a platform using stablecoin as an efficient means of settlement for our primary customers, such as international e-commerce platforms and OTAs. Under OwlPay suites, our customers can access various fiat currency and stablecoin payment options and perform these payment transactions through various products. Combining traditional fiat currency and credit card solutions with an advanced stablecoin transaction infrastructure in one offering, OwlPay aims to serve as a full-stack payment suite that empowers the users with the flexibility to choose the payment method that best suits their needs, and the liberty to switch from processing transactions with fiat currency to stablecoins. By leveraging our early mover advantages, we believe we are well-positioned to capture the opportunity for blockchain-based payment services and expand our customer base in the underserved market.

Our Global Licensing Infrastructure

Many of the governments and financial authorities around the world have developed regulatory frameworks for the payment industry, which could be complicated to navigate and may continue to evolve. We have set out to build a global licenses portfolio, including the MSB registration with the U.S. federal government, the MTLs from a total of 35 states in the United States that we have obtained, the VASP registration in Poland and the EPISP registration in Japan. We have been making applications for the payment-related licenses in stages and have invested over three years in building our current license portfolio. We have also developed and invested in our business to meet various requirements for obtaining and maintaining these payment-related licenses, including bonding, minimum capital and net worth requirements, staffing of qualified professionals and development of suitable internal controls and reporting and recordkeeping mechanisms. For more details, see “—Regulations.”

We are also in the process of applying for and obtaining additional relevant licenses in jurisdictions including the remaining states of the United States, Japan, Singapore and Hong Kong, expect to upgrade the qualification as a CASP in the EU, and are preparing to further expand our license portfolio to cover other regions including Latin America. Preparation and the application process for these payment-related licenses often take considerable amount of time and effort. We have been coordinating and building internal resources among our legal, compliance, finance and R&D teams, as well as connecting with outside counsels for various jurisdictions, in making progress in pursuit of such licenses.

We believe our global licensing portfolio better positions us in dealing with the evolving regulatory landscape and expanding our reach for clients and potential collaborations with financial service providers in various jurisdictions. The time and resources required for obtaining payment-related licenses across various jurisdictions may also create a barrier to entry for our potential competitors.

Our AML and Cybersecurity Capability

We leverage the services of industry leading service providers, including Sumsub and Chainalysis, to develop comprehensive AML systems. By integrating these providers’ various functions into one cohesive infrastructure, our AML system can scan not only transactions happening between bank accounts, but also transactions between digital asset wallets and between a bank account and a digital asset wallet. We plan to provide certain of our solutions under OwlPay, such as AML/KYC service package to financial institutions intending to leverage stablecoin payments.

We also invest in data and cybersecurity. Payment instructions on the OwlPay Payment can be signed with hardware security module technology, a specialized security device used to manage, process, and store digital keys securely, ensuring cryptographic operations are performed within a tamper-resistant environment. We are compliant with international standards, such as ISO 27001 and PCI DSS. ISO 27001 is an international standard for information security. PCI DSS is the global data security standard that any business of any size must adhere to in order to accept payment cards.

Our Understanding of Blockchain Technology and its Diverse Applications

By leveraging our almost a decade of experience in the industry, we are committed to applying blockchain technology to improve operational efficiency for businesses in multiple industries. With OwlTing Blockchain Services, we offered a line of software solutions to help SMEs tackle their pain points with blockchain technology. For example, we implemented supply chain management and the IoT device using our OwlTing Blockchain Services system in the rice paddy fields in eastern Taiwan, allowing farmers to track and store farm products data on blockchain to maximize traceability and transparency. We also apply the OwlTing Blockchain Services system in multiple industries, including a traceability system of woods for the Forestry and Nature Conservation Agency of Taiwan.

We also apply our understanding of blockchain technology in our hospitality offerings. OwlNest, our PMS, enables our hospitality customers to coordinate reservations across distribution channels, accept customer payments directly on their websites, and manage hotel room inventory and bookings. OwlNest is integrated with a blockchain infrastructure to automate channel management and avoid double booking. As of December 31, 2024, we served more than 2,500 hospitality providers on OwlNest.

Our Platform in Business Services

We believe our experience with the e-commerce and hospitality sectors has the potential to provide a network of established customers and market players who are an initial market for our payment products and services.

We believe this will allow us to expand faster and at lower cost than entities that lack an established customer base. We aim to build an expanded platform of products and services to meet the needs of our business clients and capture more of the value chain. We have built a substantial client base through our hospitality, e-commerce and blockchain services offerings, including OwlNest, OwlTing Market, OwlJourney and OwlTing Experiences. Through our interaction with our business clients, we have a better chance in gaining insights into their business and operational needs.

In 2023, we launched OwlPay, our integrated payment solutions, to benefit the business customers in our existing operations, including our customers in the hospitality sector, by reducing and/or eliminating manual processes and complexity from accepting end-consumer payments and paying out suppliers. We believe the combination of our various service offerings will create the potential for a diverse and recurring revenue stream through our payment business, where payment volume is endogenously generated and captured within our OwlTing Group ecosystem.

OwlPay’s Competition

OwlPay is designed to tackle the continuously evolving global payments environment. By offering a regulated, secured payment platform that combines multiple solutions in fiat and stablecoin, we believe that we are well-positioned to utilize our competitive advantages and meet the needs of today’s business payments. However, we do face significant competition from existing and potential players.

The traditional payment ecosystem consisting of banks and credit card networks – despite having certain disadvantages in speed, accessibility, transparency and cost – continues to be a large and established payment ecosystem. We may face competition from participants in the traditional payment ecosystem, including merchant banks, correspondent banks, credit card networks and card issuing banks. However, as a payment platform, we may also collaborate with those incumbents in the traditional payment ecosystem: for example, we collaborate with banks to provide business customers using the bank’s payment route with a more comprehensive and user-friendly payment management and payout solution. We also expect to provide certain of our solutions under OwlPay to banks and credit card network intending to leverage stablecoin payments, such as white label wallet and AML/KYC service package.

We also face competition from PSPs such as PayPal, Block and Stripe, which integrate processing, payment, and merchant acquiring functions, are quickly adopting blockchain technology solutions and have more financial resources and are larger organizations than we are at present. Blockchain networks present PSPs with two unique opportunities to generate additional revenue and broaden their total addressable markets: adoption at application layer, by enabling faster and more secure payment gateways, using smart contracts to automate invoice processing and offering digital wallet solutions along with traditional methods between merchants and customers; and at the infrastructure layer, by using distributed ledgers and stablecoin for faster, secure and transparent settlements between existing financial systems and public blockchain networks.

OwlPay differentiates itself by the comprehensive and flexible service offerings, which are rooted from our experience and understanding of the real world cross-border business payments needs. It also stands out in its regulatory landscape and extensive AML and KYC package. For businesses that are used to the legacy cross-border payment infrastructure, OwlPay offers them a platform product to seamlessly transition to the possibility of stablecoin payments that are faster, cheaper, more transparent, and more accessible. We have enhanced the flexibility of our payment solutions, providing customers with a diverse range of payment and settlement options.

Development Strategies

We expect to grow our customer base by collaborating with global financial institutions and leveraging our collaborators’ networks. We have launched OwlPay Harbor—our proprietary API packages—which enables payment gateway collection of customers fund via stablecoins, on/off-ramp between fiat currencies and stablecoins, cross-chain transactions between USDC across different blockchains, and payout capabilities, empowering third-party wallet providers, financial institutions, and platform operators requiring cross-border payment solutions to access our capabilities. We believe this offering will help drive broader adoption and increase demand for our services. We provide these services across multiple blockchains, including EVM-compatible networks and the Stellar network, where we serve as a “Stellar Anchor”, and we plan to extend coverage to Solana.

We have also integrated our proprietary on/off-ramp capabilities into our platform solutions OwlPay Wallet Pro, and incorporated our USDC-based payment gateway features into OwlPay Payment, which collectively empower our own end customers to conduct transactions more cost-effectively. Under our combined approach to market, we aim to deliver our stablecoin-based payment solution to a wide range of customers in e-commerce platforms, traditional financial institutions, and other businesses interested in using digital assets for payments.

By offering a set of different solutions under OwlPay, we can maximize the flexibility to meet the payment needs of different types of customers, including SMEs, large enterprises, individuals and banks. By collaborating with multiple fiat currency and stablecoin settlement networks, OwlPay can provide our customers with the liberty to pick and choose their desired way to conduct payments. We also expect to leverage our existing payment gateway customers, and further extend our offerings to our existing customers to include business payout to their vendors globally. We have also launched OwlPay on large online e-commerce platforms, such as Shopify, to reach an even broader set of customers internationally.

To continue expanding our reach in global markets in compliance with local regulatory regimes, we have obtained and are continuing our efforts to obtain licenses in various jurisdictions. We have obtained MSB registration with the U.S. federal government, MTLs from a total of 35 states in the United States, the VASP registration in Poland, and the EPISP registration in Japan, and are in the process of applying for and obtaining additional relevant licenses in jurisdictions including the United States, Japan, Singapore and Hong Kong.

Our Current Products and Services

Since our founding, we have developed, and are continuing to develop and deploy, a range of technology products and services, including those leveraging blockchain technology, to meet the needs of specific business sectors and to address the common challenges faced by our customers. Our e-commerce platform empowers local merchants and continues to meet the needs of SMEs in our target markets. We manage a suite of products and services tailored to the needs of the hospitality industry. We provide a range of financial technology products and services for customers seeking cross-border payment solutions, and we are continuously developing additional features to enhance our capabilities.

Payment Products and Services

OwlPay offers a comprehensive suite of features designed to streamline and facilitate cross-border payments for both business and individual customers. OwlPay aims to provide a one-stop solution to upgrade the current payment infrastructure to the Web3 ecosystem, including providing wallet services to business and individual customers. Our key capabilities, servicing on/off-ramp conversions between different sources of fiat currencies and digital assets on various blockchains across multiple jurisdictions, will be available to both our own end customers using OwlPay Wallet Pro and OwlPay Payment and customers of third-party wallet providers or financial institutions through OwlPay Harbor, our in-house capabilities through an API package. We are continuously building up the banking network in the jurisdictions where we have obtained relevant licenses to enable payments through fiat currency, as well as through stablecoin – a cheaper, faster, more transparent way to do cross-border payment.

Within our payment business our main source of revenue is expected to come from on/off-ramp services, conversion services, and cross-border transactions. We charge fixed-amount, per-transaction handling fees, and percentage-based transaction fees for conversion between stablecoin and fiat currency and for foreign exchange conversion. We also generate revenue from our payment gateway services where we charge transaction fees from e-commerce platforms based on the amount transacted. Additionally, we generate revenue from our hosted wallet services, consisting of initial setup fees and monthly maintenance fees. As of 2024, the transactions we helped process had been substantially conducted via fiat currency, and we are further rolling out and expanding our payment platform services with other settlement routes including via stablecoin. The following is a list of our products and services.

OwlPay Platform Solutions

For businesses or individuals looking to flexibly use fiat currencies and stablecoins for payments without having the technical resources for integration, our platform solutions provide seamless access to the desired services directly through our platform.

OwlPay Payment

We currently offer OwlPay’s payment interface through our products, OwlPay Payment. OwlPay Payment simplifies business cash flow processes, enabling merchants to efficiently complete acquiring consumers’ payments, reconciliation, auditing, and payment through an integrated service using fiat currency and USDC. This helps business without in-house technical teams to support system integration but requiring cross-border payments improve operational efficiency. Additionally, through collaboration with VISA Direct, OwlPay Payment plans to provide business and individual with a convenient way to send funds from a bank or card account to another party’s card or bank account within the same card network.

A. Payment Gateway Services

In May 2023, we enhanced our payments-related offerings by acquiring PayNow, a prominent Taiwanese payment gateway service provider. By integrating PayNow’s payment gateway service capabilities, OwlPay offers an embedded payment collection function to businesses and proprietors to receive consumer payments, supporting a wide range of payment collection methods, including via credit cards, mobile payments, web ATM and payment at convenience stores. For payment gateway services, we charge the merchants a transaction fee for each successful payment based on a predetermined rate, which varies depending on the markets, and a fixed-amount handling fee when disbursing the collected funds. Our processing transaction volume of payment gateway services is US$217 million for the year of 2024. Currently, we have launched USDC-based payment gateway services to broaden the payment options available to end users.

B. Payout Services

– Domestic and International Payouts

We are in collaboration with payment market participants such as banks and licensed financial institutions, to facilitate fiat currency payouts to businesses and individuals domestically and internationally. Our customers have access to multi-currency payment options and foreign exchange services that allow fiat currency payouts to different markets worldwide. One of our service providers is NIUM, a company based in Singapore. NIUM helps OwlPay Payment with implementing domestic and international payout services, supporting customers in funding with 6 different fiat currencies, and assisting in converting these into over 40 currencies, allowing payments to be made to more than 220 regions. We charge fixed-amount, per-transaction handling fees, while the percentage-based transaction fees for foreign exchange conversion from cross-border transactions would contribute to the bulk of our revenue in our payout operations. The transaction fee percentage rates for foreign exchange conversion may vary based on the currency being converted and the jurisdictions where the customer is onboarded. We monitor market exchange rate fluctuations and aim to offer our customers a competitive foreign exchange rate.

– Virtual Card Solutions

We cooperate with credit card issuers and card networks such as VISA to provide virtual credit card services. Business customers can apply for singular corporate-owned root or “primary” cards from our collaborating issuers and utilize VISA’s virtual card functions to generate multiple sub-virtual cards to pay suppliers or employees’ travel and miscellaneous expenses. For business customers who wish to utilize the virtual card solution, OwlPay Payment provides a platform to manage their payments and automatic payout process. We charge a certain percentage transaction fee based on the transaction amount.

– Instant Card Account Payments

We expect to further develop and release services that would integrate payment services offered by card networks, such as VISA Direct, to provide our customers a convenient way to send funds from a bank or card account to another party’s card or bank account within the same card network. This service will enable our customers to send and receive funds nearly instantly and with lower fees compared to traditional SWIFT transfers. Also, we can execute various fiat currency exchange through VISA’s network. We will charge a certain percentage transaction fee and exchange fee based on the transaction amount.

OwlPay Wallet Pro

A. Wallet Services

We provide a hosted wallet for businesses and unhosted wallet to individuals that support sending, receiving, and holding stablecoins, including USDC, EURC, ZUSD, and GYEN. For unhosted wallets, users can also send, receive, and hold native digital assets such as ETH on Ethereum, AVAX on Avalanche, and MATIC on Polygon. Our wallet services allow businesses and individuals to transfer funds within minutes across the globe, all within standard security and compliance infrastructure on par with a traditional financial institution. To enhance the convenience of transactions for our customers, we handle the payment of the gas fees for hosted wallet customers for supported blockchains and the payment of the gas fees for unhosted wallet customers on Stellar, so that our customers do not need to hold the native digital assets corresponding to the transaction chains. We charge business customers for our hosted wallets on initial setup fees and recurring monthly maintenance fees, utilizing differential pricing strategies tailored for the needs of our clients. Conversely, we offer free access for individual customers to our unhosted wallets.

B. Stablecoin On/off-ramp Services

Our on/off-ramp services provide customers with the functionality to exchange between fiat currencies and stablecoins in both directions. We have developed in-house capability to facilitate the conversion from fiat currency via wire or ACH to USDC, and vice versa. We have also entered into collaborations with MoneyGram in December 2024 to enhance the wallet’s bankless on/off-ramp capabilities allowing our customers in 41 countries to access on-ramp services converting local fiat currencies to USDC and customers in 176 countries to access off-ramp services converting USDC to local fiat currencies by leveraging more than 430,000 MoneyGram locations worldwide. In May 2025, we started working with MoonPay to enable our customers to access on-ramp services that allow conversion to USDC via credit card. See “—Our Third-Party Collaborations.” We charge fixed-amount, per-transaction handling fees, while the percentage-based transaction fees for conversion from between USDC and fiat currency would contribute to the bulk of our revenue in stablecoin on/off-ramp operations. The transaction fees for conversion are calculated as the transaction amount multiplied by an agreed-upon percentage rate with customers. The transaction fees percentage rates for stablecoin on/off-ramping are determined based on the costs of transactions in each region while also referencing the prices set by industry peers. The transaction fees are retained in the applicable fiat currency.

C. USDC Cross-chain Solution

With the rise of various Ethereum Virtual Machine-compatible networks and other blockchain networks, Circle has issued USDC on multiple blockchains, making it a potentially complicated system for users to navigate. We aim to simplify this problem by offering cross-chain services, allowing users to own and transfer USDC without worrying about which blockchain it exists on. We collaborate with Circle to allow USDC transfers between different blockchains, simplifying the payment process by handling the USDC location automatically. We currently offer conversion between USDC on Ethereum and USDC on the Stellar network. We also leverage Circle’s free Cross-Chain Transfer Protocol (CCTP) to enable seamless transfers of USDC across other supported blockchains for hosted wallet. See “—Our Third-Party Collaborations.” With cross chain technology, we expect to provide a simplified payment experience to our customers by handling on our end the switching of blockchains on which the USDC transferred is based, supporting such cross-chain transactions among Ethereum, Avlanche, Polygon, Optimism, Arbitrum. For example, payers can send USDC from Ethereum, and recipients can receive it on other blockchains, such as Polygon, without attending to the specific blockchain details. When executing cross-chain transactions, we will charge a percentage-based transaction fee.

OwlPay Infrastructure Solutions

For third-party wallet providers, financial institutions, and platform operators with existing technical capabilities seeking cross-border payment solutions, we offer infrastructure solutions that grant direct access to our core capabilities and enable a smooth transition into Web3.

OwlPay Harbor

OwlPay Harbor is our proprietary API package that enables third-party users to access our conversion services—between fiat currencies and stablecoins, as well as between USDC across different blockchains—along with stablecoin based payment gateway solutions and payout capabilities. We directly connect with the USDC issuer Circle, the digital assets exchange Coinbase Prime, and our collaborating banks, through which we are able to offer customers to convert from fiat currency via wire or ACH to USDC, and vice versa, given more favorable conversion rates, to collect USDC from their end users, and to facilitate payouts to their suppliers or recipients in either USDC or 10 local currencies, supporting diverse global use cases. We currently operate as a “Stellar Anchor”, with conversion services between USD and USDC tailored to the Stellar Network, and support various EVM-compatible blockchains, with plans to expand to Solana. We have also launched conversion services between USDC on Ethereum and USDC on the Stellar network. As our services expand, we expect to connect with additional stablecoins issuers, digital assets exchanges to enhance our conversion capabilities. This includes on/off-ramping for stablecoins such as EURC, ZUSD, and GYEN, and supporting conversions between various stablecoins, including USDC to ZUSD and vice versa. We also leverage Circle’s free Cross-Chain Transfer Protocol (CCTP) to enable seamless transfers of USDC across other supported blockchains, enhancing the user experience by reducing friction in blockchain switching. See “—Our Third-Party Collaborations.”

We currently utilize and hold a range of existing digital assets as an operational necessity to enable our stablecoin-related services. For on/off-ramp services, we currently support the conversion between USD and USDC on the blockchains Ethereum, Avalanche, Arbitrum, Polygon and OP Mainnet (all using the ERC-20 standard), as well as USDC on Stellar (using the Stellar Asset standard). To enhance the convenience of transactions for our customers, OwlPay Wallet Pro handles the payment of the gas fees for hosted wallet customers for supported blockchains and the payment of the gas fees for unhosted wallet customers on Stellar, so that our customers do not need to hold the native digital assets corresponding to the transaction chains. To realize this feature and directly handle gas fees payments (on behalf of customer), we need to hold a variety of digital assets, including ETH on Ethereum, AVAX on Avalanche, MATIC on Polygon, ETH (ARB) on Arbitrum, ETH (OP) on OP Mainnet and XLM on Stellar. As future supported blockchains are added, we expect to need to hold ETH (Base) on Base and SOL on Solana in order to support the conversion of USDC on Base (using ERC-20 standard) and USDC on Solana (using SPL standard) in the future. We expect to continue to grow and expand our services for various stablecoins across different blockchain networks. Please also refer to “Risk Factors—We hold stablecoins and other digital assets for our business operations and are subject to the risks associated with such digital assets. While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions.”

Hospitality Products and Services

Our offerings for clients in the hospitality sector include OwlNest, our hotel PMS; and OwlJourney and OwlTing Experiences, which are OTA platforms for hotels and B&Bs and travel activities and experiences packages. In 2018, we introduced OwlNest as an innovative hotel management system that leverages blockchain technology, which now connects more than 2,500 hospitality providers. By collecting real-time accurate inventory information, the OwlNest system also enables our OTA OwlJourney to display the most up-to-date inventory data to the end customers, providing unique value add to both hospitality providers and end customers. In addition, our OwlTing Experiences, also an OTA, focuses on offering curated local activity and tour options for lodging guests, enriching their travel experiences beyond accommodations. We also provided our self-branded offline platform service providing accommodation to travelers under OwlStay.

We also provide a suite of services to hospitality sector clients. Our offerings in OTA, payment, and PMS services help remove complex layers of intermediaries for hospitality providers and provide an overall better experience for both buyers and sellers. Our extensive interaction with hospitality providers and current intermediaries also provides us with valuable market insight and opportunities to discover and address client needs more quickly than legacy competitors such as channel managers and in-house PMS.

For OwlNest, we operate private self-hosted nodes with consensus mechanism as proof of authority (“PoA”). We take advantage of the traceability of blockchain and flexibility of smart contract to store and manage data, even though our operations here do not involve digital assets. Our underlying blockchain nodes are configured using an open-source Ethereum client and consensus protocol. We have control over the protocol on our private nodes, but do not make modifications to the protocol.

A. Hospitality-related software services: OwlNest

OwlNest provides hotel management services for our hospitality providers operating hotel properties. It provides hoteliers with the tools they need to efficiently connect with OTAs, enhance their visibility on platforms such as Google Hotels, and streamline their operations. Different from other PMS providers, OwlNest is a cloud-based solution providing integrated channel management solutions that use automated blockchain-based smart contracts and provide real-time inventory management and demand-adjusted pricing across all of the hotel’s distribution channels, addressing the key pain point of double-booking for both providers and users of hotel and hospitality services. We also help design and provide the Booking Engine for OwlNest clients, a white label booking website that facilitates an easier online booking experience for hotel visitors. For clients using the OwlNest platform as their booking engine, we also provide the optional add-on room fee collection services to help process room fees payments to our clients.

We provide two fee models for our OwlNest customers: (i) subscription fees, under which model we charge our clients SaaS fees on an annual basis, which vary depending on the number of rooms a client provides; and (ii) commission fees, under which model we charge a commission fee based on the price of orders we process for our clients through our PMS services. Additionally, for our add-on room fee collection services for OwlNest clients, we charge a processing fee based on a contractually agreed percentage of the collected amounts.

B. Hospitality-related platform services

a. OTA Platform: OwlJourney and OwlTing Experiences

OwlJourney and OwlTing Experiences are OTA platforms facilitating transactions of hotels and B&Bs as well as travel activities and experiences. For the hospitality providers who also use OwlNest, we further integrate inventory data from OwlNest in displaying the most accurate real-time inventory on OwlJourney. OwlJourney and OwlTing Experiences empower hospitality providers with optimized efficiencies and comprehensive travel experiences to reach to broader international customers. For OwlTing Experiences, we sell the products at a predetermined unit price on the platforms. For OwlJourney, we charge a fee from completed bookings of hospitality service providers’ offerings on our platform.

b. Platform Offline Services: OwlStay

We provide to travelers our self-branded offline platform service offering accommodation in Taiwan with an average room rate of US$100-150 per night and a total of 90 rooms. The annual average occupancy rate is over 80% in 2024.

E-commerce Platform

OwlTing Market, the initial business line we developed beginning in 2014, serves as a platform dedicated to elevating Taiwanese SMEs and farmers to compete and offer their products globally. International consumers are offered diverse and high-quality products through OwlTing Market’s long-standing business relationships with small-scale farmers in Taiwan.

Our Customers

Our main client base for payment services consists of businesses and individuals involved in cross-border payments. Both payers and payees could be our customers across our OwlPay ecosystem. Within the OwlPay, payers can use the OwlPay Payment, a platform to conduct cross-border payout, whether as business payment to vendors or individual remittances to family. With our payment gateway services, the merchant-payees receiving consumer payments are also our customers. Additionally, payees can open a wallet through OwlPay Wallet Pro to receive funds. We also offer OwlPay Harbor, our proprietary API package that enables third-party users to access our capabilities—stablecoin payment gateway integration, payout services, and conversion—including on/off-ramp and cross-chain transactions, where third-party wallet providers and financial institutions are our customers for our seamless fiat-to-stablecoin conversions and payout services, which these customers could further extend to their end users. Our services provide businesses and individuals with a flexible bridge between traditional finance and digital assets, improving liquidity and transaction efficiency, and enable merchants and platform operators to quickly settle payments with customers who prefer using digital assets. Our key target markets for payment service expansion include the United States, Japan, the EU, South America, Singapore and Hong Kong. We hope to leverage our collaborators’ networks and establish connections with financial institutions to expand our customer base. OwlPay is targeting wallet service providers, financial institutions, e-commerce platforms, and large OTAs. We also anticipate serving merchants in other segments, such as ticketing companies that process flight and transportation bookings, as well as logistics companies that handle international merchandise shipments, both of which rely heavily on global vendor payments and cross-border transactions. As an example of our customer for payment services, OwlPay has a contracted customer that is a digital assets economy participant, which provides platforms for its clients to engage in fintech innovation and digital asset management. As these clients of our customer conducts business using USDC, our customer has set up a hosted wallet through OwlPay Wallet Pro to receive USDC from their clients and, through our on/off-ramp services, facilitate conversion from USDC into USD for their clients, and thus streamlining the financial operations.

Our hospitality services include software services and platform services. OwlNest and OwlJourney serve SMEs in the hospitality sector, including hotels and B&Bs. OwlTing Experiences provides travelers with travel activities and experiences as we connect with travel experience business owners and OwlStay provides travelers with room accommodation services. Our hospitality services have footprints into several regional markets, including Taiwan, Japan, Malaysia, Thailand and the United States. OwlTing Market, our e-commerce platform, provides a platform for farmers and small business owners in Taiwan to extend their reach to end consumers.

Our Growth Strategies

We aim to maintain and strengthen our position and intend to pursue the following key strategies.

Continue to Expand Our Payment Business Operations by Leveraging Existing and Future Business Collaborations

We expect to grow our customer base by collaborating with global financial institutions and leveraging our collaborators’ networks. We have rolled out OwlPay Harbor, our in-house capabilities via an API package to enable other wallet service providers or financial institutions to access stablecoin based payment gateway, payout services, and conversion—including on/off-ramp and cross-chain transactions to such third parties’ clients, which we hope to enlarge the demand for our services. As a start, we entered into a strategic collaboration with the Stellar Development Foundation (“SDF”) in 2023, an important developer in the blockchain industry, and became a “Stellar Anchor” in February 2025. See “—Our Third-Party Collaborations.” This enables OwlPay to offer users access to a licensed and secure self-hosted payment wallet on the Stellar Network, providing a direct on/off-ramp solutions for sending and receiving stablecoins. With the strategic collaboration with Stellar, we hope to enable additional payment routes supported by the infrastructure of Stellar for our OwlPay customers. After becoming a “Stellar Anchor,” we expect to reach out to new customers on the Stellar Network with our service offering of seamless onboarding for customers onto OwlPay Wallet Pro or integrating OwlPay Harbor into their platform or products via an API package, providing users with easy on/off-ramping to transfer fiat currency or stablecoin within the OwlPay payment service. Currently, OwlPay Harbor also support the EVM-compatible blockchains and is planned to cover Solana. Additionally, we expect to provide certain of our solutions under OwlPay to financial institutions intending to leverage stablecoin payments, such as white label wallet and AML/KYC service package.

By collaborating with Circle, Coinbase Prime, MoneyGram, MoonPay, VISA, and NIUM and large financial institutions such as SBI Holdings and international banks, we also plan to attract their customers to experience our capability to on/off-ramp between fiat currency and stablecoins and send and receive payments internationally with our technology and services. See “—Our Third-Party Collaborations.”

In addition, we expect to expand our payment business by leveraging the following business drivers:

•

OTAs. In connection with our hospitality offering via OwlNest, we work closely with global OTAs, including but not limited to Airbnb, Booking Group, Expedia, Trip.com and Hotelbed, and we intend to cross-sell our payment solutions to further assist them in processing international payouts to their platform merchants.

•

E-commerce Platforms. Through OwlPay, we enable platforms to offer consumers more payment options, including both fiat currency and stablecoins. Additionally, merchants on the platform can also choose to settle transactions in either fiat currency or stablecoins.

•

Payment Gateway. Currently, payment gateways primarily support fiat currency for receiving payments. With OwlPay, we are expanding payment options by enabling payment acceptance with stablecoin, which would provide consumers with more choices for payment methods. Merchants can also choose to settle transactions in either fiat currency or stablecoins. Additionally, the majority of global payment gateways are focused on helping their clients receive payments from consumers, but are not integrated with the ability to further pay out to their clients’ suppliers. With our integrated payment, full-stack payment services model, we plan to continue to invest in growing in our payment gateway business, which could also help generate additional revenue from the total transaction amount in our payout business.

We also aim to provide stablecoin and digital wallet solutions to emerging markets, such as South America and East Europe, to help tens of millions of unbanked small businesses to receive and send payments with stablecoin.

Explore Strategic Acquisitions and Transactions

We periodically consider acquisition opportunities that expand or enhance our payment network and are strategically beneficial to our long-term goal. For example, following the successful acquisition of PayNow in May 2023, a payment gateway in Taiwan, we plan to continue to acquire payment gateways and/or licensed financial institutions. By acquiring payment gateways, we will be able to expand our customer base and cross-sell our blockchain solutions and inventory management services. In addition, we plan to acquire PMS providers in order to grow our customer base in the hospitality sector, which could also become cross-selling opportunities for our payment solutions.

Expand Regional Licensing and Approvals to Operate in Additional Jurisdictions

In addition to our current licenses and application in the United States, Japan, Singapore and Hong Kong, we plan to further expand our capabilities by acquiring relevant payment service provider licenses or money transmitter licenses in the EU, the United Kingdom, South America and other jurisdictions where we plan to launch our OwlPay business. For further details, see “— Regulations.” As a result, we expect to incur a substantial amount of legal fees and application fees in our attempts to apply for and obtain relevant licenses. By possessing the required qualifications in an increasing number of jurisdictions, we will be able to further grow the scope of our business offerings as well as our customer base.

Our Technology

We have been focused on the power of blockchain technology and have garnered a deep understanding of the blockchain technology and its applications. We focus on creating a user and developer-friendly software that empowers enterprises with optimized efficiency in business operations. Our research and development staff are based in our headquarters in Taipei, Taiwan as we project our technology and scale our operations globally. We have continued to invest in our research and development capacity, and our technological capability is exemplified across our business segments.

In OwlTing Blockchain Services, we built a blockchain traceability solution for transparency in organic farming. Our solution stored on the blockchain the production information and field data collected by IoT devices, along with an intuitive, easy-to-use user interface for customers to access records of the whole supply chain. For OwlNest, we applied our expertise in blockchain technology under the Ethereum ledger and smart contract to address the double-booking problems in the hospitality industry and enable dynamic pricing strategy. For OwlPay, we built encryption mechanisms for all transactions we process with hardware security module technology. OwlPay also offers a wallet to customers to implement stablecoin transactions and to receive and send money with stablecoins over various public blockchain ledgers.

Our intellectual property rights are integral to our business. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights. We routinely apply and submit registration for our intellectual property rights related to our products and services in the United States and internationally, particularly focusing on filing new patent applications for U.S. invention patents related to fintech technology. We have registered 17 patents and 2 pending patent applications, including 2 registered patent and 1 pending patent application in the United States. We have 13 registered trademarks in the United States and 102 registered trademarks internationally including in Taiwan. We have been running a long-term intellectual property incentive program to encourage employees to provide their creative ideas.

Our intellectual property rights protection and management is implemented through the in-house team. We maintain an effective chart of trademark asset management, including maintaining records of trademark-related assets, documents, and registration certificates. We regularly monitor the patent publications and issued patents of potential competitors, and analyze the patent portfolio of the new competitors for researching their strengths and weaknesses. We also engage outside counsel to seek their opinion about intellectual property portfolio strategy and to coordinate with their local representations to carry out the application filing and maintenance in multiple jurisdictions.

Since OwlPay Wallet Pro offers hosted wallet services, stringent customer asset custody technology has been one of the key focuses in our product development. We emphasize on the integrity of the storage and custody of digital assets and have employed specific measures. Our databases are backed up across different regions using AWS, which could reduce the risk of service interruptions in the case of a regional server or system compromise. All of our data in the database and files are encrypted and all data undergo integrity verification. For custody of digital assets, we use a Multi-Party Computation (MPC) architecture for private keys management. The MPC architecture splits private keys into multiple shards distributed across different nodes, and these nodes are located in highly secure data centers, with each private key shard protected through envelope encryption, which collectively reduces the likelihood of unauthorized access to a complete private key. During storage and transmission, the private key shards are encrypted and protected using AWS Key Management Services, which provides FIPS-certified security via Hardware Security Modules (HSM). The encryption system provides an extra layer of protection even if one or more nodes are compromised. Under MPC, the complete private key is never exposed or reconstructed at any time, not even temporarily.

For OwlPay, we adhere to industry-leading standards, including ISO 27001, to safeguard of our customers’ assets in the process of transmission. We have implemented comprehensive internal control procedures that address both external and internal threats, including the risks of self-dealing and other potential conflicts of interest. For instance, our risk management framework includes multi-factor authentication, regular security audits, and encryption of sensitive data. In addition to these preventative measures, we mitigate residual risks by securing insurance coverage, which provides an extra layer of protection for our customers in the event of unforeseen incidents.

Furthermore, our infrastructure is designed for strict client asset separation. Each client is assigned a unique, dedicated wallet address to isolate that client’s assets securely and prevent commingling of assets between clients, with our assets, and those of affiliates of ours. Each wallet address is tied exclusively to the client, promoting transparency and clear ownership of digital assets. This address is never reused for other clients, allowing customers to independently verify their holdings at any time on public blockchain ledgers. This infrastructure design eliminates the possibility of commingling assets between customers and/or us or our affiliates.

Our Third-Party Collaborations

As a player in the digital assets economy and global payment system, we build strategic collaborations and commercial relationships with third parties in the ordinary course of our business that allow us to integrate third party capacities with ours to deliver services to our customers. We enter into binding commercial agreements under customary terms with these third parties, pursuant to which we would pay agreed-upon service fees to utilize their services.

We collaborate with a USDC issuer, digital assets exchanges and settlement providers which help enable us to roll out services relevant to stablecoin on/off-ramping. For example, Circle, a USDC issuer, provides us with the services that include our purchase and redemption of the stablecoins supported by Circle such as USDC with fiat currencies and a swapping mechanism enabling our transfer of such stablecoins between supported blockchains. Coinbase Prime, a digital asset exchange, also allows us to effectuate conversions between fiat currencies and USDC and in addition provides trade execution services for us to acquire via Coinbase Prime certain digital assets that are necessary for our operations (e.g., payment of gas fees incurred on supported blockchains that we would handle on behalf of our customers). MoneyGram, a fintech payment and settlement provider, enables our individual users of unhosted wallet to convert between cash in local fiat currencies and USDC in multiple jurisdictions by leveraging MoneyGram locations worldwide. MoonPay, a fintech payment platform, enables our individual users of unhosted wallet to on-ramp USD to USDC via credit card.

We collaborate with fintech players such as NIUM and VISA to help deliver payment services via fiat currencies and leverage the access provided by our collaborators’ and service providers’ global payment network. NIUM helps provide fiat currencies exchange and cross-border remittance services to our customers using

OwlPay. VISA provides API access to our virtual card solutions for payout needs, where our OwlPay customers could generate multiple sub-virtual cards to pay suppliers or employees’ travel and miscellaneous expenses. We have also agreed, and are collaborating on product development, with VISA to utilize its VISA Direct for Account services that enable fiat currencies foreign exchange and cross-border remittance within the same card network, which is another fiat currency payment option that we plan to develop under our OwlPay. Additionally, by leveraging VISA Direct, we will be able to expand our on/off-ramp services to support debit card funding and withdrawals, further enhancing the flexibility and accessibility of our payment infrastructure.

In addition to collaboration relationships with third parties providing services to us that supplement our capabilities, we also continue to explore possibilities for mutually beneficial strategic relationships with our collaborators. In connection with an equity investment in our company by the Stellar Development Foundation (“SDF”), an important developer in the blockchain industry, we entered into a binding commercial agreement in November 2023, pursuant to which we agree to use commercially reasonable efforts to explore our further integration with the Stellar Network, a new payment standard centered around USDC led by Stellar. The strategic cooperation includes potential integration with our OwlPay platform, such as holding, sending, receiving and paying with USDC on Stellar, and serving as a “Stellar Anchor” on the send-side and/or receive-side that provides on/off-ramping capabilities with USDC on Stellar to third parties on the Stellar Network. A “Stellar Anchor” is an entity cooperating with SDF and providing services that can be easily integrated by other wallet providers who are also on the Stellar Network. In February 2025, we completed tailoring our on/off-ramp services to the specifications set for the Stellar Network. Currently, our OwlPay Wallet Pro supports the stablecoin on the Stellar transaction chain and allows our customers to execute wallet transfer transactions using the Stellar transaction chain as an option. We also hold XLM, Stellar’s native digital asset, to facilitate gas fee payments for transactions on the Stellar transaction chain. In addition to serving as a “Stellar Anchor,” we expect to build further strategic and commercial collaboration relationships with participants in the digital assets economy and the payments sector to provide them with our on/off-ramp capabilities.

Our Research & Development

We currently have 75 employees in the research and development team including engineering staff, holding the positions of web developers, mobile apps developers, software testing engineers, UI designers and system operators. The main priorities of our research and development team are to refine and upgrade existing products and source, develop and commercialize novel product innovations.

Our web developers team (including apps, front-end and back-end developers) is responsible for development of new products, features and bug-fixes of current products by working with the UI designers. Our software testing engineers conduct quality assurance testing of new products and features and the system operation team deploys such products and features to live operation with automated tools. The system operation team is also responsible for the architecture design of our website, as well as service monitoring by tracking multiple metrics and service logs.

Our Sales and Marketing

Our sales and marketing efforts are led by dedicated teams in each business unit and a public relations team that oversees our public communications. Our approach to sales and marketing includes:

•

Public Relations: Our public relations team is in charge of the public communications on the level of the OwlTing Group, including brand activities, press releases and media relations and coverage, with the goal to establish a clear and cohesive brand message to build brand visibility and creditability.

•	Direct Sales: Our sales team in each business unit reaches out to and conducts pitch meetings with potential business customers via in-person meetings and events.

•	Customer Relationship Management: We have customer success personnel in each business unit that provides customer support and creates programs to reward and encourage repeat customers.

•

Content Marketing: We create content including blog posts, graphics and videos that would be informative to our potential as well as existing customers, which would be distributed through our website, social media platforms, customer emails and advertisement.

•

Social Media Marketing: We invest in our presence on various social media platforms including LinkedIn, Facebook, Instagram, X, and LINE official accounts to increase customer engagement and brand awareness.

•	Online Advertising: We leverage digital advertising platforms like Google Adwords, Facebook ads and Instagram ads to reach our target audience.

•

Email Marketing: By distributing periodical emails, we share informational content and promotional offers to existing and potential customers, with the goal to enhance customer relationship and encourage engagement.

Our Team

We currently have approximately 200 employees, including 75 employees in the research and development team and 87 employees in the sales and marketing team. Our employees are based in Taiwan and overseas, including the United States, Japan and Hong Kong. We have a professional and complete management team, who possesses significant expertise and industry knowledge. We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team.

As of December 31, 2022, we had 171 employees, including 65 engineers in the research and development team and 73 employees in sales and marketing team. As of December 31, 2023, we had 198 employees, including 75 engineers in the research and development team and 86 employees in sales and marketing team. As of December 31, 2024, we had 199 employees, including 75 engineers in the research and development team and 87 employees in sales and marketing team. We don’t have temporary employees.

Our employees are mainly based in Taiwan, and we have 12 employees overseas, including in the United States, Japan, and Hong Kong. We are subject to, and comply with, local labor law requirements based on the locations of the employees. Almost all of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our employee relations to be good and we have not experienced any work stoppages.

Our Corporate Structure and History

Darren Wang, a serial entrepreneur and blockchain industry angel investor, founded the OwlTing Group in 2010. We are a blockchain technology company headquartered in Taipei, Taiwan and have subsidiaries in the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand. We were incorporated under our holding company, OBOOK Holdings Inc., under the laws of the Cayman Islands in April 2011. We believe developing and managing our diverse business operations by business segments and groups enables us to formulate more effective business strategies and operating guidelines that fit the needs of the group. The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus:

We are continuously developing and deploying easy access to blockchain solutions for industries that have a need for cost-effective resilience and transparency across the globe. OwlTing Market was the first business line we developed. It continues to serve as a platform dedicated to enabling Taiwanese local businesses and farmers to reach out directly to end consumers. We offer consumers diverse and high-quality products through OwlTing Market’s stable business relationships with small- and medium-sized farmers and businesses in Taiwan.

We expanded our footprint into the hospitality sector in 2018 by introducing OwlNest, a powerful and easy-to-use hotel PMS leveraging blockchain technology, which now connects more than 2,500 hospitality providers with their customers. We also launched the OTA platforms OwlJourney and OwlTing Experiences to provide various types of properties and tours for travelers. Additionally, we launched the platform offline services to offer accommodations under our own brand OwlStay.

In 2023, we launched OwlPay, a payment platform specifically developed to simplify backend financial operations in connection with cross-border transactions.

In May 2023, we further enhanced our payments offerings by acquiring PayNow, a prominent Taiwanese payment gateway service provider, in order to deliver current and future one-stop payment solutions from payment gateway to business payout solutions with fiat currency, credit cards and stablecoin.

Today, we have an international team of more than 200 professionals, dedicated to driving innovation, simplifying complex processes and fostering global connections through blockchain technology.

Strategic Financing Milestones

Our strategic investors include SBI Holdings, a leading Japanese financial services company that made an investment of US$17.5 million in us in 2018. Additional investments in our company include those from the major shareholder and chairman of Globe Union Industrial Corp (TPE: 9934) in 2017, the owner family of Howard Hotel Group in 2018, the National Development Fund, Executive Yuan of Taiwan in 2020, MaiCoin and the owner family of Taiwan Toyota (Hotai Motor Co., Ltd., TPE: 2207) in 2022, the Stellar Development Fund in 2023, Taiwan-based family funds and United Kingdom-based institutional investors in 2024 and 2025.

As of the end of 2024, we had raised financing totaling approximately US$53.7 million. In 2025, we further raised an additional US$16.2 million via equity and US$2.5 million via SAFE agreements, and our cumulative fund raised since inception amounts to approximately US$72.4 million, providing a strong foundation for our continued global expansion. All such equity financing were in private placements outside of the United States to non-U.S. persons in reliance on Regulation S under the Securities Act or pursuant to other applicable safe harbors or exemptions under the Securities Act.

Properties

We conduct operation and administrative activities in leased facilities in Taiwan. We currently lease 3 properties with a total gross floor area of over 6,000 square meters for our company’s headquarters, conducting product development, sales, marketing, and business operations; and we currently lease 8 properties with a total gross floor area of over 2,000 square meters for OwlStay, our self-branded offline platform service providing accommodation to travelers, with a total of 90 rooms. The lease agreements for our current headquarters are for a period of five years starting from August 1, 2024 at an annual pre-tax rent of NTD33.2 million, with a rent-free period until January 31, 2025. The lease agreements for our previous headquarters expired on December 31, 2024.

Regulations

Payments regulations

In the United States, we have obtained licenses to operate as a money transmitter or the equivalent in certain states, as well as in the District of Columbia, where such licenses or equivalent are required to conduct our business. We are also registered as an “MSB” with the FinCEN. These licenses and registrations subject us to, among other things, the BSA, restrictions and requirements with respect to the investment of customer funds and use and safeguarding of customer funds and digital assets, bonding, minimum capital and net worth requirements, prudential compliance obligations associated with customer notice and disclosure, reporting and recordkeeping requirements applicable to us, as well as requirements relating to the screening of control persons and inspection and examination by state regulatory agencies. These state licensing laws also cover matters such as regulatory approval of controlling shareholders, directors, and senior management of the licensed entity.

Our money transmission operations in Japan are subject to the requirements to obtain certain licenses including the Electronic Payment Intermediary Service Provider license (電子決濟代行業者), which enables us to connect API with a bank, the Funds Transfer Service Provider license (資金移動業者), which enables us to transfer funds for our customers and the Electronic Payment Instruments Exchange Service Provider license (電子決濟手段取引業者), which enables us to sell, purchase, exchange, serve as an intermediary or broker and transfer funds in relation to the stablecoin. We have registered as the Electronic Payment Instrument Service Provider, or EPISP, and are in the process of applying for the other two licenses in Japan. The obtaining of these licenses and the implementation of our money transmission operations under these licenses require compliance with the Payment Service Act and relevant regulations, including requirements as to the segregation of user assets, provision of information to users and measures to protect users, management of external contractors, security control of information and advertising and solicitation. The Financial Services Agency, which is the supervisory authority in Japan, periodically supervises the proper implementation of these regulations.

Our money transmission operations in Singapore are subject to obtaining of a major payment institution license. We are in the process of applying for such license. During this period of time, we aim to satisfy the requirements of the Monetary Authority of Singapore that, for our subsidiary to hold such license, its directors and chief executive officer, principal shareholders and employees are fit and proper in accordance with the regulations, and that such personnel meet the governance requirements and have sufficient experience in operating a business in the payment services industry or related areas in the financial services industry. Before the grant of the license, we expect to secure a permanent place of business in Singapore where our books and records can be securely held in the country.

Our money transmission operations in Hong Kong are subject to obtaining of a Money Service Operator (MSO) license. We are in the process of applying for such license. In order to be eligible to obtain this license, we aim to comply with the requirement that, for our subsidiary to hold such license, each of its directors and principal shareholders would be a fit and proper person in accordance with the Commissioner of Customs and Excise’s Guideline to be associated with the business of operating a money service. We expect to appoint a competent Compliance Officer (CO) and a Money Laundering Reporting Officer (MLRO) to act respectively as the focal point for the oversight of our AML/CTF system and compliance measures as well as the central reference point for reporting suspicious transactions. At a later stage of the license application process, we expect to go through a Competence Assessment conducted by the Hong Kong Customs and Excise Department (C&ED) to assess our understanding of money laundering and terrorist financing risks to which our business is exposed, and our capability of implementing effective AML/CTF systems to adequately manage and mitigate the AML/CTF risks identified in order to meet the statutory AML/CTF obligations.

In Taiwan, Third-Party Payment Enterprises, or Payment Gateways, are required to complete the registration of AML and Service Capability Registration in accordance with the procedures and methods designated by the Ministry of Digital Affairs. Payment Gateways should also fulfill the obligation required by the Regulations Governing AML and CTF for the Third-Party Payment Enterprises, including but not limited to AML/KYC, assessment of money laundering/terrorist financing risks, internal control and audit systems establishment. Our Taiwan subsidiary, PayNow, has fulfilled these requirements and obligations.

Financial services supervision

In the United States, as a registered MSB with the FinCEN, we are subject to a comprehensive set of rules and regulations designed to maintain the integrity of our financial services. For our operations outside the

United States, we are also subject to the regulations and guidelines of relevant authorities in each jurisdiction, such as the Hong Kong Monetary Authority (HKMA), the Hong Kong Customs and Excise Department (C&ED), the Monetary Authority of Singapore (MAS) and the Financial Services Agency of Japan (JFSA).

Under these licenses and registrations, we are subject to rules and regulations related to AML, safeguarding customer assets and funds, regulatory capital requirements, fit and proper management, operational controls, corporate governance, customer disclosures, reporting and recordkeeping. We put great emphasis on complying with these regulations and aim to operate with the highest standards of integrity and transparency, providing secure and reliable service to our investors and customers.

Virtual currency regulations

We are subject to certain licensing and supervisory frameworks as a result of our digital wallet offering, through which customers could store certain virtual currencies. The laws and regulations applicable to virtual currency are evolving and subject to interpretation and change. Therefore, our current and future virtual currency services may be or become subject to additional licensing, regulatory requirements and oversight by other state and federal authorities. In recent years, the SEC and U.S. state securities regulators have stated that certain digital assets or digital asset products may be classified as securities under U.S. federal and state securities laws, and initiated a number of enforcement actions and regulatory proceedings against digital assets and digital asset products and their developers and proponents, as well as against trading platforms that support digital assets. In first half 2025, the SEC dismissed its enforcement actions against certain digital assets economy participants, including Coinbase and Kraken, the enforcement actions against whom were based on alleged failures to register as broker-dealers, exchanges and clearing agencies, which in part hinged upon the security status of various digital assets. There can be no guarantee that the SEC will not bring similar claims involving these or other digital assets in the future. However, these dismissals by the SEC expressed, according to the SEC releases, the intent to rectify its approach and develop crypto policy in a more transparent manner. On April 4, 2025, the SEC published a Statement on Stablecoins stating its view that the offer and sale of certain dollar-backed stablecoins, in the manner and under the circumstances described therein, would not involve an offer and sale of “securities” within the meaning of U.S. securities laws, subject to facts and circumstances analysis.

New legislative and regulatory frameworks are being introduced in the United States regarding the regulations of stablecoins and other digital assets. On July 18, 2025, the GENIUS Act was passed and signed into law of the United States, which directs for a federal regulatory framework for the issuance of “payment stablecoins” that are designed to be used as a means of payment and settlement. Under the GENIUS Act, payment stablecoins can only be issued by permitted issuers that are subject to qualifications and regulatory oversight and meet certain reserve, liquidity and periodic disclosure requirements. Non-compliant stablecoins, beginning from three years (or such other periods as specified in the Act) from the enactment of the GENIUS Act, will be prohibited from secondary market trading or being offered or sold in the United States by a digital asset service provider, subject to limited exceptions. Under the GENIUS Act, a person may only provide custodial or safekeeping services for payment stablecoin reserves, payment stablecoins used as collateral, or private keys used to issue payment stablecoins if they are subject to certain supervision by applicable regulators in the United States. Specific rules will need to be promulgated under the GENIUS Act to implement the act. In addition, the U.S. Congress is contemplating the CLARITY Act to establish the regulatory framework for digital assets and digital assets market, including by specifying the regulatory oversight authority for the applicable regulators and defining key concepts related to the digital assets. In particular, the CLARITY Act is expected to, if passed, define a digital asset that is intrinsically linked to and derive value from use in a blockchain system as “digital commodities”, and provide for certain exclusion or exemption for the digital commodities from being treated or regulated as a “security.” Payment stablecoins will be carved out of the definition of digital commodity and subject to the separate regulatory framework as promulgated under the GENIUS Act. Under the CLARITY Act, the CFTC will have primary regulatory oversight authority over spot digital commodities. CLARITY Act is expected to require an entity that, as a regular business, solicits or accepts orders for the purchase or sale of digital commodities and maintains control over customer funds or transaction execution, or act as counterparty for the purchase or sale of digital commodities, in each case beyond activities incidental to making, sending, receiving or facilitating payments, to register as a digital commodity broker or digital commodity dealer with the CFTC and subject to additional supervision. Under CLARITY Act, it is also expected that custodying digital commodities in many circumstances would trigger requirements to register with applicable regulators in the United States. The CLARITY Act has not yet been passed and signed into law, and will require further rules to be promulgated to implement.

We have established policies and practices to evaluate each digital asset we consider for usage in our services, to assess whether any given digital assets, or whether the development, issuance, and use of such assets, have characteristics that make them more or less likely to implicate U.S. federal securities laws, and expect to continuous refine and adapt our policies and practices in light of the new legislative and regulatory framework in the United States, as well as in other jurisdictions in which we operate. Our assessment will also be informed by recent enforcement actions and decisions, including those by the SEC. The primary type of digital asset that our business operations currently involve is stablecoin. Any of our assessment on any digital asset is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts.

Several foreign governments have also issued similar warnings cautioning that digital assets may be deemed to be securities under the laws of their jurisdictions. We will also become subject to additional regulations as we plan to expand our services internationally. The EU newly adopted the Markets in Crypto-Assets Regulation (MiCAR) and Brazil intends to introduce the Cryptoassets Act, which may affect our plan to expand operations in these jurisdictions. We are currently assessing the regulatory landscapes and exploring our compliance approach in these jurisdictions.

Consumer protection

The Consumer Financial Protection Bureau and other U.S. and foreign regulatory and law enforcement agencies regulate financial products and enforce consumer protection laws, including those applicable to credit, deposit, and payment services, and other similar services. These agencies have broad consumer protection mandates, and they promulgate, interpret, and enforce rules and regulations that affect our business.

Data protection and privacy

We are subject to a number of laws, rules, directives and regulations relating to the collection, use, retention, security, processing and transfer of personally identifiable information about our customers and employees in the jurisdictions where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is regulated by multiple privacy and data protection laws and, in some cases, the privacy and data protection laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Anti-bribery and anti-corruption compliance

We are subject to applicable anti-bribery and anti-corruption laws, including the FCPA and similar laws in other jurisdictions where we operate. These laws generally prohibit making or offering improper payments to foreign government officials to gain an unfair business advantage. The FCPA specifically mandates the establishment of adequate internal controls to prevent and identify potential violations.

AML, CTF and sanctions regulations

We are subject to AML and CTF laws, including the BSA. The BSA mandates that we maintain a risk-based AML program. Our financial services outside the United States also adhere to local AML regulations.

Additionally, we are subject to the economic and trade sanctions programs enforced by the U.S. Treasury’s Office of Foreign Assets Control (OFAC). These programs restrict transactions with specified countries, regimes, terrorists, international narcotics traffickers, individuals involved in the proliferation of weapons of mass destruction, and other threats to U.S. national security, foreign policy, or economy. Other entities in our group may need to comply with additional local sanctions as required by their jurisdictions.

Regulations related to doing business in Taiwan

Remittances by our Taiwan subsidiaries to us involving the currency conversion from NTD to U.S. dollar are under exchange controls imposed by the regulatory authority in Taiwan. According to the Taiwan Foreign Exchange Regulation Act, foreign exchange transactions of a value of NTD 500,000 or more shall be declared to the Central Bank of the Republic of China (Taiwan). Further, for a single remittance of an amount over US$1 million by a company, relevant testimonials shall be submitted to the Central Bank of the Republic of China (Taiwan). If the annual accumulated settlement amount of foreign exchange purchased or sold has exceeded US$50 million, such remittance shall be approved by the Central Bank of the Republic of China (Taiwan). The Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where the Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan.

We are subject to a number of laws, rules, directives, and regulations relating to the tourism and travel agency business in the markets where we operate, especially in Taiwan. Taiwan’s Regulations Governing Travel Agencies require that a travel agency be approved for establishment before operating and comply with the requirements of the Regulations during its operation.

Additional developments

Various legislative bodies and regulatory agencies in the United States and elsewhere in our international markets continue to examine a wide variety of issues that could impact our business, including privacy, data protection, information security, virtual currencies, identity theft, tax, marketing, and labor and employment matters. As our business continues to develop and expand, additional laws, rules and regulations may become relevant.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers upon the completion of this listing.

Name	Age	Position
Chun-Kai Wang (Darren Wang)	45	Founder, Chairman and Chief Executive Officer
Chung-Han Hsieh (John Hsieh)	45	Co-founder, Director and Chief Technology Officer
Hsiang-Chih Wang	45	Director
Chih-Chang Yu	44	Director
Te-Yung Hsu	43	Director
Meyer Samuel Frucher	78	Director
Hsing-Ju Tsai (Tony Tsai)	47	Director
Wei-Li Lin (Winnie Lin)	41	Chief Financial Officer
Kang-Ho Wang (Patrick Wang)	47	Chief Business Officer
Meng-Shiang Lin (Ryan Lin)	49	Chief Compliance Officer
Tzu-Chu Liu (Daphny Liu)	41	Internal Audit Director
Ying Lu (Gina Lu)	33	Head of Legal, U.S.

Darren Wang is our founder and has served as our chief executive officer since 2010. Mr. Darren Wang is an expert in cryptography and information theory. In 2025, Mr. Darren Wang further honed his leadership skills by graduating the Owner/President Management Program (OPM 63) at Harvard Business School. Mr. Darren Wang earned his master’s degree in electrical and computer engineering from Boston University, studying under Prof. Lev Levitin, the inventor of the Margolus–Levitin theorem. With over 19 years of experience from Silicon Valley to Asia, Mr. Darren Wang transitioned into entrepreneurship and became one of Asia’s most active angel investors in the blockchain industry. Mr. Darren Wang founded the OwlTing Group in 2010 to connect the world through technology, driving innovation across various industries. The OwlTing Group has gained significant recognition, securing over USD tens of millions in investments from global investors, including SBI Holdings and the Stellar Foundation and other institutions. Mr. Darren Wang has been a prominent figure in the blockchain community in Asia, speaking at major events such as the Asia Blockchain Summit and the IEEE Blockchain Forum, and was honored with the “Future Leader Award” from Taiwan Tatler and featured on Tatler’s “The New Asia” cover from 2020-2023. Mr. Darren Wang’s pioneering efforts earned him the title “the father of blockchain industrial application” according to local media in Taiwan. We believe Mr. Darren Wang’s insights and contributions continue to shape the future of blockchain technology and fintech innovation.

John Hsieh is our co-founder and has served as our chief technology officer since 2010. Mr. Hsieh has extensive experience with programming, internet technology and networking algorithms. Prior to joining us, Mr. Hsieh served as the chief technology officer of LGS (TaiwanGo) from 2004 to 2010. Mr. Hsieh received his bachelor’s degree in bio-industrial mechatronics from National Taiwan University.

Hsiang-Chih Wang has served as our director since May 4, 2015. Dr. Hsiang-Chih Wang is currently the chief doctor of Airlee Biomedical & Cosmetic Policlinic. Dr. Hsiang-Chih Wang received his M.D. degree from the School of Medicine of National Taiwan University.

Chih-Chang Yu has served as our director since May 4, 2015. He is currently a Professor at the Department of Information and Computer Engineering at Chung Yuan Christian University, Taoyuan, Taiwan. Mr. Yu served as the principal engineer of Institute for Information Industry from 2017 to 2018. Mr. Yu also served as the assistant professor, associate professor and the chair of the computer science and information engineering department of Vanung University from 2009 to 2014. Mr. Yu received his bachelor’s degree in science and doctoral degree in philosophy from National Central University, respectively.

Te-Yung Hsu has served as our director since February 16, 2024. Prior to joining us, Mr. Hsu served as the trader in multiple companies including President Securities Corporation (TWSE: 2855) from 2016 to 2019,

SinoPac Futures Corporation from 2011 to 2016, Jih Sun Securities Co., Ltd. from 2007 to 2008, China Bills Finance Corporation from 2006 to 2007 and Taishin Futures Co., Ltd. from 2004 to 2006. Mr. Hsu received his master’s degree in science from National Tsing Hua University and his bachelor’s degree in science from National Chiao Tung University.

Meyer Samuel Frucher has served as our independent director since October 28, 2021. Prior to joining us, Mr. Frucher served as the vice chairman of Nasdaq, Inc., a corporation that owns and operates the Nasdaq Stock Market, from 2008 to 2020. Mr. Frucher has also served as a director of The Options Clearing Corporation since 2000. From 1998 to 2008, Mr. Frucher served as chairman and chief executive officer of the Philadelphia Stock Exchange. Mr. Frucher has also served in various government positions, including as the chief labor negotiator for New York State, chief executive officer of Battery Park City Authority and chief executive officer of the School Construction Authority. He received his master of public administration degree from the John F. Kennedy School of Government, Harvard University and his bachelor’s degree in government from Columbia University.

Tony Tsai is a certified public accountant in Taiwan with extensive experience in finance and accounting. Mr. Tony Tsai holds a Master of Science in Finance from the University of Illinois at Urbana-Champaign and both a Master’s and a Bachelor’s degree in Accounting from National Taipei University. Mr. Tony Tsai is currently a Partner at ChengDa CPA Firm, with previous experience at Ernst & Young Taiwan.

Winnie Lin has served as our chief financial officer since September 5, 2022. Prior to joining us, Ms. Winnie Lin served at the Central Bank of Taiwan, LITE-ON Technology, Macquarie Capital Securities, McKinsey & Company and Radium Life Technology from 2006 to 2019. Ms. Winnie Lin received her master’s degree in finance and her bachelor’s dual degrees in business administration and accounting from National Taiwan University, respectively.

Patrick Wang has served as our chief business officer since December 16, 2019. Prior to joining us, Mr. Patrick Wang served as the senior manager of CyberTAN Technology from 2006 to 2011 and the department manager of Advanced Semiconductor Engineering Holdings from 2013 to 2018. Mr. Patrick Wang received his master’s degree in international management from University of London, SOAS and his bachelor’s degree in sociology from National Taipei University.

Ryan Lin has served as our chief business officer since May 15, 2025. Dr. Ryan Lin is an Associate Professor and Director of the School of Financial Technology at Ming Chuan University, with a Ph.D. in Law from National Taipei University. Dr. Ryan Lin’s academic focus spans commercial and financial law, fintech regulation, and consumer protection. Dr. Ryan Lin concurrently serves as an adjunct associate professor at Soochow University and National Chung Cheng University. Dr. Ryan Lin holds numerous public, governmental, and industry roles, including Director of the Financial Ombudsman Institution under Taiwan’s Financial Supervisory Commission, Independent Director of China Television Corporation, and Committee Member of the FSC’s Human Rights Working Group. Dr. Ryan Lin has advised various public agencies on fintech, consumer rights, indigenous finance, and legal reform, and has contributed to several national policy initiatives and self-regulatory frameworks. Dr. Ryan Lin’s expertise extends across cross-border governance, financial innovation, and institutional supervision, with prior roles in arbitration, regulatory drafting, and advisory positions in Taiwan and China.

Daphny Liu has served as our Internal Audit Director since February 1, 2023. Prior to joining our company, Ms. Liu served at PricewaterhouseCoopers, Taiwan from 2008 to 2021. Ms. Liu has the certificate of passing the CPA examination of Taiwan and is a Certified Information Security Auditor. Ms. Liu received her master’s degree in business administration and her bachelor’s dual degrees in business administration and accounting from National Taiwan University, respectively.

Gina Lu has served as Head of Legal, U.S. since January 1, 2025, after joining our company in 2021. Prior to joining us, Ms. Gina Lu gained substantial experience at law firms in the United States and Taiwan, a global technology company in the Washington, D.C. metro area, and major financial institutions in Hong Kong and Taiwan. Ms. Gina Lu earned her Juris Doctor from Georgetown University Law Center and a Bachelor of Arts in Psychology and Sociology from the University of Washington in Seattle. Ms. Gina Lu is admitted to practice law in New York and the District of Columbia.

Family Relationships

There are no family relationships among the persons listed above.

Board of Directors

The board of directors of the Company (the “Board”) will consist of    directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of the Company to raise or borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds and other securities whenever outright or as security for any debt, liability or obligation of the Company or of any third party. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under the laws of the Cayman Islands, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with the Company’s [Second Amended and Restated Memorandum and Articles of Association], as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of the Board include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, the Board may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board. Our directors will hold and continue in office until they are removed from office under the terms of the Company’s [Second Amended and Restated Memorandum and Articles of Association] or until they resign. In addition, a director will cease to be a director if, among other things, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his or her office by notice in writing to the Company; or (v) is removed from office by a resolution of the Company.

Our officers are appointed by and serve at the discretion of the Board, and may be removed by the Board.

Committees of the Board of Directors

The Board has an audit committee. The audit committee’s members and functions are described below.

Audit Committee

The audit committee consists of three directors, including Meyer Samuel Frucher, Tony Tsai and Hsiang-Chih Wang. Meyer Samuel Frucher is the chairperson of the audit committee. Tony Tsai satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of the audit committee members satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

•	the quality and integrity of our financial statements,

•	internal control over financial reporting and disclosure controls and procedures,

•	our compliance with legal and regulatory requirements,

•	our independent registered public accounting firm’s qualifications and independence,

•	the performance of our internal audit function, and

•	the performance of our independent registered public accounting firm.

Director Nominations

The Board considers director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). [Our shareholders that wish to nominate a director for election to our Board should follow the procedures set forth in the Company’s [Second Amended and Restated Memorandum and Articles of Association].]

In general, in identifying and evaluating nominees for directors, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy and experience in the context of the needs of the Board.

Code of Business Conduct and Ethics

We have adopted a new code of business conduct (the “Code of Business Conduct”) that applies to all directors, executive officers and employees which is available on our website. The Code of Business Conduct is a “code of ethics” as defined in Item 406(b) of Regulation S-K. Copies of the Code of Business Conduct and charters for each of the Board committees will be provided without charge upon request from us and will be posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Controlled Company

We will be a “controlled company,” as defined under the rules of the Nasdaq, since Darren Wang, our founder and CEO, will have   % of the total voting power of the Company upon the consummation of this listing. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently intend to rely, on certain exemptions from corporate governance rules, including the exemption from the requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our director nominees be selected, or recommended for our board of directors’ selection, by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Foreign Private Issuer Status

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Foreign Private Issuer Status”.

Executive Officer and Director Compensation

For the year ended December 31, 2024, we paid an aggregate of US$553,815 in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. For further information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plan.”

Employment Agreements

We have entered into employment agreements with each of our executive officers in the form of our general employment agreement. Under these agreements, the terms of employment of our executive officers are typically not specified. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause pursuant to applicable law of the jurisdiction where the executive officer is based. Executive officers typically may resign at any time with a 30-day advance written notice.

Each of these contracts of employment provides for an initial salary, discretionary annual bonus opportunity, equity incentive opportunities and participation in welfare and retirement plans. Either party must give between 10 days and one month of prior written notice of a termination of employment, subject to certain exceptions such as retirement or termination for cause. Our executive officers are generally subject to obligations not to compete with us and not to solicit our employees or customers for 24 months after termination of employment.

Executive officers have agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

Share Incentive Plan

On July 15, 2021, the Board approved the Share Incentive Plan (the “Plan”). The Plan provides for the grant of option, restricted share, restricted share unit, dividend, equivalent, share appreciation right or share payment (the “Award”), within the meaning of Section 422 of the Code, to service providers, including employees and directors, of the Company or its affiliates as selected by the administrator.

Authorized Shares. Subject to the adjustment provisions in the Plan, the maximum aggregate number of the Class A Common Shares that may be issued under the Plan shall be 10,000,000 Class A Common Shares. If an Award terminates, expires or lapses or is cancelled for any reason, any shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan (unless the Plan has terminated).

Plan Administration. The administrator, delegated by the Board or the compensation committee of the Board, will have authority to administer the Plan, and the decisions, determinations and interpretations of the administrator, shall be final, binding and conclusive for all purposes and upon all participants. The Board in its sole discretion may terminate this Plan at any time.

The administrator has the power and authority to prescribe the forms of award agreement for use under the Plan, which need not be identical for each participant, and to amend any award agreement; provided, that: (1) the rights or obligations of the participant holding the Award that is the subject of any such award agreement are not affected adversely by such amendment; (2) the consent of the affected Participant is obtained; or (3) such amendment is otherwise permitted under the Plan. The administrator also has the power and authority to prescribe, amend and rescind rules and regulations relating to the Plan and the administration of the Plan and all award agreements.

The Board in its sole discretion may terminate this Plan at any time. The Board may amend this Plan at any time in such respects as the Board may deem advisable, subject to applicable laws.

Types of Awards. The Plan permits the Awards of option, restricted share, restricted share unit, dividend, equivalent, share appreciation right or share payment.

Eligibility. The Company’s service providers, including employees and directors, of the Company, any subsidiary or any related entity, are eligible to participate in the Plan.

Grant Notices. After the administrator determines that it will offer Awards under the Plan, it shall advise the offeree in writing or electronically of the terms, conditions and restrictions related to such Awards.

Conditions of Awards. The administrator determines the provisions, terms and conditions of each Award granted under the Plan, including, but not limited to, the types of Awards, the number of shares, the vesting schedule, exercise price, exercise periods and any restriction or limitation regarding the Award.

Vesting. The period during which an Award, in whole or in part, vests shall be set by the administrator, and the administrator may determine that an Award may not vest in whole or in part for a specified period after it is granted. At any time after grant of an Award, the administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Award vests.

Exercise Price. The exercise price subject to an option shall be determined by the administrator and set forth in the award agreement, which may be a fixed or variable price determined by reference to the fair market value of the shares. The option’s exercise price will not be less than the par value per share. Notwithstanding the foregoing, the exercise price of options granted to any U.S. Person will be no less than the fair market value on the date of grant unless with compliance with Section 409A of the Code or the person’s consent. The exercise price of options granted pursuant to an assumption or substitution for an option granted by another company may be less than the fair market value of the shares.

Exercise Period. The term of each Award shall be stated in the award agreement; provided, that the term shall be no more than ten (10) years from the date of grant thereof. Any option granted shall be exercisable according to the terms at such times and under such conditions as determined by the administrator and set forth in the award agreement.

Non-Transferability of Awards. Any shares issued upon the exercise of or in settlement of an Award shall be subject to such special cancellation conditions, rights of repurchase or redemption, rights of first refusal, and other transfer restrictions as set forth in the shareholders agreement of the Company or as the administrator may determine as set forth in an award agreement. Any transfer or attempted transfer of any shares not made in compliance with such restrictions shall be rejected by the administrator.

Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, the administrator may provide for a participant to have the right to exercise the participant’s option or share appreciation right until 15 days prior to the commencement of such dissolution or liquidation. In addition, the administrator may provide that any Company repurchase option or any vesting condition applicable to any restricted shares shall lapse as to all such restricted shares and any shares issuable under any restricted share units or as share payments shall be issued as of such date. To the extent it has not been previously exercised or paid out, all Awards will terminate immediately prior to the commencement of such proposed dissolution or liquidation.

Change in Control. In the event of a change of control, as defined in the Plan, the Company, as determined in the sole discretion of the Administrator and without the consent of the Participant, may (i) accelerate the vesting, in whole or in part, of any Award; (ii) purchase any Award for an amount of cash or shares equal to the value; (iii) provide for the assumption, conversion or replacement of any Award by the successor or surviving company or a parent or subsidiary of the successor or surviving company with other rights or property.

Termination. The Plan has a term of ten years from June 28, 2020. Except due to adjustments upon changes in capitalization or change in control, any amendment or termination of this Plan shall not affect Awards previously granted or issued, as the case may be, and such Awards shall remain in full force and effect as if this Plan had not been amended or terminated.

The following table summarizes, as of the date of this prospectus, awards we have granted to our directors and executive officers. As of the date of this prospectus, all options issued under the Share Incentive Plan have been exercised or have expired and no rights to receive Class A Common Shares are being held under the Share Incentive Plan.

Name	Number of Class A Common Shares Underlying Awards Granted	Excise Price (US$/Share)	Grant Date	Expiration Date
Chun-Kai Wang (Darren Wang)	1,200,000	1.24	July 15, 2021	July 14, 2023
Chung-Han Hsieh (John Hsieh)	1,000,000	1.24	July 15, 2021	July 14, 2023
Kang-Ho Wang (Patrick Wang)	200,000	2.00	July 15, 2021	July 14, 2023

Total	2,400,000

Insurance and Indemnification

To the extent permitted under Cayman Islands law, the Company is empowered to indemnify its directors against any liability they incur by reason of their directorship. The Company intends to enter into indemnification agreements with each of our directors and officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. The Company intends to obtain directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to the Board, executive officers or persons controlling us pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND REGISTERED SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Common Shares as of    , 2025, for:

•	each of our directors and executive officers; and

•	each person who has reported to us that such person beneficially owns 5% or more of either of our outstanding Class A Common Shares or Class B Common Shares.

The following table also sets forth the number of Class A Common Shares and Class B Common Shares held by the registered shareholders and registered as Class A Common Shares for resale by means of this prospectus for the registered shareholders.

The registered shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Class A Common Shares or interests in stock received after the date of this prospectus from a registered shareholder as a gift, pledge, partnership distribution or other transfer, may, or may not, elect to sell their shares of Class A Common Shares or interests in stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the Nasdaq at prevailing market prices. As such, we will have no input if and when any registered shareholder may, or may not, elect to sell their Class A Common Shares or the prices at which any such sales may occur. Prior to any sales of any Class B Common Shares, a registered shareholder who holds Class B Common Shares must convert their Class B Common Shares into Class A Common Shares. See “Plan of Distribution.”

The registered shareholders include (i) our affiliates and certain other shareholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as affiliates of us or because they acquired their share capital from an affiliate or from us within 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days, and (ii) our current and former non-executive officer and non-director service providers. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus.

Information concerning the registered shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the registered shareholders who hold Class B Common Shares may convert their Class B Common Shares into Class A Common Shares at any time and the registered shareholders may sell all, some, or none of their Class A Common Shares covered by this prospectus, we cannot determine the number of such Class A Common Shares that will be sold by the registered shareholders, or the amount or percentage of Common Shares that will be held by the registered shareholders, either as Class A Common Shares or Class B Common Shares, upon consummation of any particular sale. In addition, the registered shareholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, Class A Common Shares or Class B Common Shares in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See the sections titled “Management” and “Related Party Transactions” for further information regarding the registered shareholders.

After the listing of our Class A Common Shares on the Nasdaq Global Market, certain of the registered shareholders are entitled to registration rights with respect to their shares as described in Description of Share Capital—History of Securities Issuance—Registration Rights” and such shares have been included in this prospectus.

We intend to use our commercially reasonable efforts to, and we currently intend to, keep the registration statement effective for a period of [90] days after the effectiveness of the registration statement. We have registered Class A Common Shares underlying any Class B Common Shares currently held by registered shareholders, as well as by our affiliates, that can convert into Class A Common Shares while the registration statement of which this prospectus forms a part is effective. We are not party to any arrangement with any registered shareholder or any broker-dealer with respect to sales of Class A Common Shares by the registered shareholders. However, we have engaged financial advisors with respect to certain other matters relating to our listing. See “Plan of Distribution.”

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of shares beneficially owned before this listing is computed on the basis of     outstanding shares as of     , 2025. Shares that a person has the right to acquire within 60 days of     , 2025, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. There has been no significant change in the percentage ownership held by any major shareholders during the past three years than otherwise disclosed in this registration statement.

	Common Shares Beneficially Owned				Shares of Class A Common Shares being Registered
Shareholder	Class A Common Shares	Class B Common Shares	% of total Common Shares†	% of voting power††
Directors and Executive Officers:**
Chun-Kai Wang (Darren Wang)	833,564	36,150,000	45.7	51.7
Chung-Han Hsieh (John Hsieh)	—	10,000,000	12.4	14.3
Hsiang-Chih Wang	—	970,000	1.2	1.4
Chih-Chang Yu	—	450,000	*	*
Te-Yung Hsu	30,770		*	*
Wei-Li Lin (Winnie Lin)	—	50,000	*	*
Kang-Ho Wang (Patrick Wang)	59,050	—	*	*
Tzu-Chu Liu (Daphny Liu)	—	—	—	—
All directors and executive officers as a group	923,384	47,620,000	60.0	68.1
5% or More Shareholders:
SBI Digital Strategic Investment Co., Ltd. (1)	1,215,903	14,092,916	18.9	20.3
Tzu-Hung Lin (2)	970,000	—	1.2	*
Matsutake Co., Ltd. (3)	918,836	—	1.1	*
Kyber Global Holdings Inc. (4)	750,000	—	*	*
Wing Ching Lin (5)	666,750	—	*	*
Midana Capital Inc. (6)	625,000	—	*	*
Other Registered Shareholders
Non-Executive Officer and Non-Director Service Providers
All Other Registered Shareholders

*	Less than 1% of our total outstanding Common Shares or voting power.
**	The business address of our directors and executive officers is 9F., No. 28, Wencheng Rd., Beitou Dist.,Taipei City 112, Taiwan, Republic of China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (i) the total number of common shares issued and outstanding as of the date of this prospectus, and (ii) the number of common shares that such person or group has the right to acquire beneficial ownership of within 60 days after the date of this prospectus.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B Common Shares as a single class. In respect of matters requiring a shareholder vote, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to 10 votes. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof. Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

(1)

Represents 1,215,903 Class A and 14,092,916 Class B Common Shares held by SBI Digital Strategic Investment Co., Ltd., a limited liability company incorporated in Japan with registered office at 1-6-1 Roppongi, Minato-Ward, Tokyo, Japan. SBI Digital Strategic Investment Co., Ltd is majority held by SBI Holdings, Inc.

(2)

Represents 970,000 Class A Common Shares held by Tzu-Hung Lin, an independent third party of the Company, of which 250,000 Class A Common Shares were acquired by Tzu-Hung Lin on February 16, 2024. The address of Tzu-Hung Lin is 24F.-3, No.27-1, Baoqiao Rd., Xindian Dist., New Taipei City 231, Republic of China.

(3)

Represents 918,836 Class A Common Shares owned by Matsutake Co., Ltd., a company incorporated in the Republic of China with limited liability, all of which were acquired by Matsutake on March 22, 2023. The business address of Matsutake Co., Ltd. is 1F., No. 49, Ln. 70, Sec. 2, Academia Rd., Nangang Dist., Taipei City 115, Republic of China.

(4)

Represents 750,000 Class A Common Shares owned by Kyber Global Holdings Inc., a company incorporated in the British Virgin Islands. The business address of Kyber Global Holdings Inc. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 666,750 Class A Common Shares held by Wing Ching Lin, an independent third party of the Company. The address of Wing Ching Lin is Rm 820 Heng Hoi Hse, Heng On Est, Ma On shan Nt, Hong Kong.
(6)

Represents 625,000 Class A Common Shares owned by Midana Capital Inc., a company incorporated in the British Virgin Islands. The business address of Midana Capital Inc. is P.O. Box 957, Offshore Incorporations Centre, RoadTown, Tortola, British Virgin Islands.

As of     , 2025, we had      holders of record of our Class A Common Shares in the United States, holding, in the aggregate     , or     % of our outstanding Class A Common Shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our shares that have resulted in significant changes in ownership held by our major shareholders. Upon the consummation of the listing, Darren Wang, our founder and CEO, will continue to beneficially own more than 50% of the total voting power of the Company and will remain our controlling shareholder.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since 2022, with any directors of the Board, executive officers or holders of more than 10% of any class of our voting securities.

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements” and “Management — Insurance and Indemnification.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

In 2024, Darren Wang, our founder, chairman and chief executive officer, purchased in aggregate 230,081 Class A Common Shares for a total cash consideration of US$1.62 million.

Share Incentive Plans

See “Management — Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with Mr. Darren Wang

As of December 31, 2022, 2023 and 2024 and as of June 30, 2025, the amounts of our borrowings from Mr. Darren Wang, our founder, chairman and chief executive officer, were US$1,704,161, US$1,476,065, US$1,243,058 and US$1,356,093, respectively. The purpose of these borrowings is to expand the Company’s working capital. These borrowings are interest-free and subject to automatic extension for periods of one year unless the lender provides 30 days’ advance notice.

As of December 31, 2022, 2023 and 2024 and as of June 30, 2025, the amounts of our payables to Mr. Darren Wang, our founder, chairman and chief executive officer, were US$781, US$19,350, US$10,332 and US$500, respectively.

As of December 31, 2022, 2023 and 2024 and as of June 30, 2025, the amounts of our receivables from Mr. Darren Wang, our founder, chairman and chief executive officer, were US$17,299, US$17,311, US$0 and US$0, respectively.

Transactions with Mr. Chung-Han Hsieh

As of December 31, 2022, 2023 and 2024 and as of June 30, 2025, the amounts of our borrowings from Mr. Hsieh, our co-founder, director and chief technology officer, were US$470,000, US$470,000, US$470,000 and US$470,000, respectively. The purpose of these borrowings is to expand the Company’s working capital. These borrowings are interest-free and subject to automatic extension for periods of one year unless the lender provides 30 days’ advance notice.

DESCRIPTION OF SHARE CAPITAL

A summary of the material provisions governing the Company’s share capital is described below. This summary is not complete and should be read together with the Company’s [Second Amended and Restated Memorandum and Articles of Association], a copy of which is appended to this prospectus as Exhibit [3.2].

The Company is a Cayman Islands exempted company with limited liability and its affairs are governed by the Company’s memorandum and articles of association, the Companies Act, and the common law of the Cayman Islands. Under the Company’s [Second Amended and Restated Memorandum and Articles of Association], the objects of the Company are unrestricted, and the Company has full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

The Company’s authorized share capital is US$1,000,000 divided into (i) [924,000,000] Class A Common Shares, with nominal or par value of US$0.001 per share, (ii) [75,000,000] Class B Common Shares, with nominal or par value of US$0.001 per share and (iii) [1,000,000] Class A Preferred Shares, with nominal or par value of US$0.001 per share, as the Board may determine in accordance with Article [3] of the Articles. [All Common Shares issued and outstanding were fully paid and non-assessable.] The Company has also previously issued certain Class A Preferred Shares, par value US$0.001 per share, which are not convertible into any other shares of the Company, and which the Company is obligated to, and expects to, redeem in full shortly after the consummation of this listing. For further information on the redemption of Class A Preferred Shares, see Note 15, “Preference share liabilities” to our consolidated financial statements included elsewhere in this registration statement.

The following are summaries of the material provisions of the Company’s [Second Amended and Restated Memorandum and Articles of Association] and the Companies Act insofar as they relate to the material terms of the Common Shares.

Common Shares

Voting Rights

Subject to different rules applied to the situation of variations of rights of shares (as illustrated below), holders of Class A Common Shares and Class B Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the members. Each Class B Common Share shall entitle the holder thereof to ten votes on any ordinary or special resolution of the Company, and each Class A Common Share shall entitle the holder thereof to one vote on any ordinary or special resolution of the Company.

An ordinary resolution to be passed by the members requires the affirmative vote of a simple majority of votes attached to the Common Shares cast in a general meeting or consented to such resolution in writing by all of the members entitled to vote, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the Common Shares. A special resolution will be required for important matters such as a change of name or making changes to the Company’s [Second Amended and Restated Memorandum and Articles of Association].

Conversion Between Class A Common Shares and Class B Common Shares

Subject to the Company’s [Second Amended and Restated Memorandum and Articles of Association], each Class B Common Share is convertible into one Class A Common Share at any time at the option of the holder thereof. Subject to the Company’s [Second Amended and Restated Memorandum and Articles of Association], each Class B Common Share shall be converted into one fully paid and non-assessable Class A Common Share upon the occurrence of (i) any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of any Class B Common Share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law; and (ii) any transfer of Class B Common Shares by a holder to any person or entity which is not an affiliate of such holder.

Dividends

The directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the profits or out of the share premium account of the Company lawfully available therefor or otherwise as permitted by law. Holders of Class A Common Shares and Class B Common Shares will be entitled to the same amount of dividends, if declared.

Liquidation

On a winding-up, holders of Common Shares will be entitled to participate in any surplus assets in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Transfer of Shares

Subject to the Company’s [Second Amended and Restated Memorandum and Articles of Association] or any relevant securities laws, any holder of Common Shares may transfer all or any shares by an instrument of transfer in writing in the form specified in the Company’s [Second Amended and Restated Memorandum and Articles of Association] or in any usual or common form approved by the directors.

Subject to the right to transfer of shares as agreed by the Company in any contractual agreement between the Company and holder of such shares, the directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of Common Shares to a person of whom they do not approve. The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine provided always that such registration shall not be suspended for more than thirty days in any year.

The directors may decline to recognize any instrument of transfer unless (x) a fee not exceeding one dollar is paid to the Company in respect thereof, and (y) the instrument of transfer is accompanied by the certificate of the Common Shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

If the directors refuse to register a transfer of Common Shares, they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

Calls on Shares and Forfeiture of Shares

The directors may from time to time make calls upon the members in respect of any moneys unpaid on their Common Shares provided that no call shall exceed one-half of the nominal value of the share or be payable earlier than one month from the last call. Any Common Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Variation of Share Rights

Whenever the share capital of the Company is divided into different classes, the rights attached to any such class may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Exempted Company

The Company is an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the consummation of this listing, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As our Class A Common Shares will be listed on Nasdaq, we will also be subject to the rules of Nasdaq, but we intend to follow home country practice for certain corporate governance practices in lieu of Nasdaq corporate governance listing standards. See “Risk Factors—Risks Related to the Class A Common Shares—As a foreign private issuer in the United States, we are exempt from certain U.S. proxy rules and disclosure requirements under the Exchange Act, which may afford less protection to holders of our Class A Common Shares than they would enjoy if we were a domestic U.S. company.” and “—As a foreign private issuer in the United States, we are permitted to, and will, rely on exemptions from certain Nasdaq corporate governance standards, which may afford less protection to holders of our Class A Common Shares.”

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

This discussion does not purport to be a complete statement of the rights of holders of our Common Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number representing seventy-five percent (75%) in value of the creditors or class if creditors, or is approved by seven-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company’s [Second Amended and Restated Memorandum and Articles of Association] provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the consummation of this listing, that provide such persons with additional indemnification beyond that provided in the Company’s [Second Amended and Restated Memorandum and Articles of Association]. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purposes for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Company’s [Second Amended and Restated Memorandum and Articles of Association] provide that any ordinary or special resolution of shareholders and any other action that may be taken by the shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all shareholders who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. The Company’s [Second Amended and Restated Memorandum and Articles of Association] allow our shareholders holding at the date of deposit of requisition shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our chairman or board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the Company’s [Second Amended and Restated Memorandum and Articles of Association] do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Company’s [Second Amended and Restated Memorandum and Articles of Association], directors may be removed by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors) or by an ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution) of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; or (iv) is removed from office pursuant to any other provisions of the Company’s [Second Amended and Restated Memorandum and Articles of Association].

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and the Company’s [Second Amended and Restated Memorandum and Articles of Association], the Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the Company’s [Second Amended and Restated Memorandum and Articles of Association], if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and the Company’s [Second Amended and Restated Memorandum and Articles of Association], the Company’s governing documents may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by the Company’s [Second Amended and Restated Memorandum and Articles of Association] on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Company’s [Second Amended and Restated Memorandum and Articles of Association] governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

•	On April 15, 2022, we issued 142,412 Class A Common Shares at par value US$0.001 due to equity fundraising in 2021 for a consideration of US$1,859,925.

•

On September 26, 2022 or as later registered on the Company’s register of members, we issued 1,411,215 Class A Common Shares at par value US$0.001 due to the exercise of stock options granted under the Share Incentive Plan for a consideration of US$2,994,056.

•

On February 16, 2024 or as later registered on the Company’s register of members, we issued 1,666,817 Class A Common Shares at par value US$0.001 due to equity fundraising in 2023 for a consideration of US$10,884,310.

•

On November 19, 2024 or as later registered on the Company’s register of members, we issued 1,090,351 Class A Common Shares at par value US$0.001 due to equity fundraising in 2024 for a consideration of US$7,120,000.

•	On November 19, 2024, we issued 285,861 Class A Common Shares at par value US$0.001 upon conversion of rights under SAFE agreements initially entered into in 2022 and 2023.

•

On November 15, 2024, we received the equity financing of US$1,000,000 in exchange for 135,135 Class A Common Shares at par value US$0.001, pending formal registration on the Company’s register of members.

•

On December 18, 2024, we received the equity financing of US$1,000,000 in exchange for 135,135 Class A Common Shares at par value US$0.001, pending formal registration on the Company’s register of members.

•	On January 3, 2025, we received the equity financing of US$300,000 in exchange for 40,541 Class A Common Shares at par value US$0.001, pending formal registration on the Company’s register of members.

•

On February 10, 2025, we received the equity financing of US$660,000 in exchange for 89,189 Class A Common Shares at par value US$0.001, pending formal registration on the Company’s register of members.

•

From April 29, 2025 to July 30, 2025, we received the equity financing of US$15,275,700 in exchange for 1,527,570 Class A Common Shares at par value US$0.001, pending formal registration on the Company’s register of members.

Financing Agreements

We have entered into the following material contracts, other than contracts entered into in the ordinary course of our business, during the last two fiscal years:

SAFE Agreements

The Company entered into SAFE agreements with certain investors in 2023 and 2025, in the aggregate amounts of US$430,000 and US$2,550,000, respectively. Please refer to Note 14, “Non-current Financial Liabilities at Fair Value Through Profit or Loss” of our consolidated financial statements for more information. The rights issued in connection with the SAFE Agreements entered into in 2023 have been converted into Class A Common Shares or cash upon the Company’s equity financing event in 2024. The rights issued in connection with the SAFE Agreements entered into in 2025, in the amount of financing of US$2,550,000, will be at the discretion of the SAFE purchasers, (i) cashed out at the SAFE purchase amount plus an accrued interest at the simple rate of 5% per annum, or (ii) converted into a certain number of Class A Common Shares, immediately following the listing of our Class A Common Share on Nasdaq by dividing the SAFE purchase amount by the open price of the Class A Common Share on the first day trading begins, representing the fair market value of the Class A Common Shares at the time of the listing, and without any discount to such conversion price which number of shares is estimated to be Class A Common Shares based on an assumed open price of US$    per share.

Share Subscription Agreements for Class A Common Shares

The Company entered into share subscription agreements with certain investors for the subscription of Class A Common Shares in 2023, 2024, and 2025 year to date, in the aggregate investment amounts of US$10,884,310, US$9,120,000, and US$16,235,700, in 2023, 2024, and 2025 year to date, respectively.

Each of the investors agreed to a customary lock-up obligation not to transfer or make any short sale of any securities of the Company for a period not to exceed 180 days in connection with the first public offering of any class of the Company’s shares and upon request of the Company or the underwriters. In the event that the Board, or shareholders representing at least 70% of the total issued and outstanding shares of the Company, have resolved to accept an offer to purchase their respective Company shares from a bona fide third party, the Company may obligate such investors to sell all of their respective shares in the Company on the same terms and conditions as resolved by the Board or the shareholders of the Company.

Share Subscription Agreements for Class A Preferred Shares

On May 18, 2020, the Company entered into a share subscription agreement with the National Development Fund (NDF), Executive Yuan of Taiwan pursuant to which the National Development Fund purchased 1,000,000 shares of the Class A Preferred Shares from the Company for NT$60,000,000. Please refer to Note 15, “Preference share liabilities” to our consolidated financial statements for more information.

Pursuant to the share subscription agreement, the Class A Preferred Shares issued to the National Development Fund shall only be entitled to vote: (i) on matters that alter or change adversely the powers, preferences or rights given to the Class A Preferred Shares; or (ii) at a meeting of the holders of Class A Preferred Shares. The Class A Preferred Shares shall not be entitled to any distribution, other than a dividend at the rate of 1.5% per annum of the subscription price paid for each Preferred Share. The Company shall redeem all Class A Preferred Shares upon the second anniversary of the issue date of the Class A Preferred Shares by paying in cash the original subscription price paid for each Class A Preferred Share together with all unpaid dividends thereon. If the Company conducts a public offering or is otherwise required pursuant to the share subscription agreement, the Company shall immediately redeem all Class A Preferred Shares.

On November 15, 2021, the parties to the share subscription agreement agreed that the period before the Company is obligated to redeem all Class A Preferred Shares shall be extended to three years. On July 21, 2023, the parties further agreed that the agreement were revised as follows: (i) the period before the Company is obligated to redeem Class A Preferred Shares shall be further extended by one year, during which period the dividends shall accrue at the rate of 1.5% per annum; and (ii) upon expiration of such period, the Company shall redeem Class A Preferred Shares plus accrued dividends on a quarterly basis for a period of five years.

Since October 2024, the Company has been making quarterly redemption pursuant to the revised agreement. On February 7, 2025, the Company obtained NDF’s consent that if the Company becomes a publicly listed company, the Company may carry out the required one-time redemption of all remaining preferred shares within two months after the listing.

Registration Rights

Following the effectiveness of the registration statement of which this prospectus forms a part, SBI Digital Strategic Investment Co., Ltd. (formerly named SBI Crypto Investment Co., Ltd.), a holder of our common shares who holds, as of the time of effectiveness the registration statement of which this prospectus forms a part, 1,215,903 Class A Common Shares and 14,092,916 Class B Common Shares, will be entitled to rights (the “Registration Rights”) with respect to the registration of their common shares under the Securities Act, pursuant to an Investor Rights Agreement we entered into with such holder of our common shares in April 2018. Such holder’s Registration Rights consist of customary rights for demand registration, F-3 registration and piggyback registration. The Registration Rights are only with respect to such holder’s Class A Common Shares (including any Class A Common Shares issued or issuable upon the conversion or exercise of other securities). We will pay the registration expenses (other than underwriting discounts and commissions) of such holder of the shares registered pursuant to the registration rights described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holder may include. Shares held by SBI Digital Strategic Investment Co., Ltd. are being registered in this registration statement. For more details, see “Principal and Registered Shareholders.”

Demand Registration Rights

At any time beginning 180 days after the effectiveness of the registration statement of which this prospectus forms a part, such holder of our common shares can request that we register the offer and sale of their shares on a Form F-1 registration statement. Such request for registration must cover at least 20% of their common shares then outstanding or securities with an anticipated aggregate offering price of at least $10 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the public filing of a registration statement, and ending on a date 180 days following the effectiveness of a registration statement. Lastly, we will not be required to effect a demand registration if the shares proposed to be registered may be immediately registered on a Form F-3 pursuant to the F-3 registration rights.

F-3 Registration Rights

If we are eligible to file a registration statement on Form F-3, such holder of our common shares may make a written request that we register the offer and sale of their shares on a registration statement on Form F-3 so long as the request covers securities with an anticipated aggregate public offering price of at least $5 million. Such holder of our common shares may make an unlimited number of requests for registration on Form F-3; however, we will not be required to effect a registration on Form F-3 during the period beginning 30 days prior to the public filing of a registration statement, and ending on a date 90 days following the effectiveness of a registration statement, or if we have effected such a registration within the twelve-month period preceding the date of the request. Additionally, if we determine that it would be materially detrimental to us and our shareholders to effect such a registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Piggyback Registration Rights

If we propose to register any of our common shares under the Securities Act in connection with a public offering such shares solely for cash, such holder of our common shares will be entitled to certain “piggyback” registration rights allowing the such holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to any stock option, stock purchase or similar employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (ii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares registrable under the said agreement or (iii) a registration in which the only common shares being registered are common shares issuable upon conversion of debt securities that are also being registered, such holder of our common shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this direct listing, there has been no public market for our Class A Common Shares in the United States, and we cannot predict the effect, if any, that market sales of our Class A Common Shares, or the availability of our Class A Common Shares for sale, will have on the price of our Class A Common Shares prevailing from time to time. Although we intend to apply to list the Class A Common Shares on Nasdaq Global Market, we cannot assure you that a regular trading market for the Class A Common Shares will develop. Sales of a substantial number of our Class A Common Shares in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our Class A Common Shares and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any registered shareholders may, or may not, elect to sell their shares or the prices at which any such sales may occur. We do not intend to list our Class A Common Shares on a trading market in the United States.

Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of     , we will have a total of      Class A Common Shares outstanding and a total of      Class B Common Shares outstanding. Each Class B Common Share will be convertible to one Class A Common Share at any time at the option of the holder thereof. Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

Following the effectiveness of the registration statement of which this prospectus forms a part, our Class A Common Shares may be sold either by the registered shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act. Our Class A Common Shares and Class B Common Shares will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares for a period of at least one year will be able to sell their shares of Class A Common Shares under Rule 144. We currently anticipate that all shares not immediately saleable under Rule 144 will be registered pursuant to the registration statement of which this prospectus forms a part, and that the registration statement of which this prospectus remains a part will remain effective for a period of at least 90 days after the effectiveness of the registration statement.

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the 90 days preceding a sale, and who has held their Class A Common Shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell Class A Common Shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their Class A Common Shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of Class A Common Shares immediately upon consummation of this listing without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned “restricted” Class A Common Shares for at least six months, as measured by applicable SEC rules, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted Class A Common Shares within any three-month period that does not exceed the greater of:

•	1% of the number of Class A Common Shares then outstanding; and

•	the average weekly trading volume of our Class A Common Shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted Class A Common Shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell Class A Common Shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. [In addition, in each case, these Class A Common Shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.]

Regulation S

Regulation S under the Securities Act provides that Class A Common Shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Rule 701

Under Rule 701 under the Securities Act, Class A Common Shares acquired by any of our employees, members of the Board, consultants or advisors upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Registration Rights

Pursuant to a certain Investor Rights Agreement, we have granted demand, Form F-3, and piggyback registration rights to a certain shareholder of us to sell our shares. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Share Capital—History of Securities Issuance—Registration Rights” for additional information.

[Registration Statements on Form S-8

In connection with this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering [our Class A Common Shares subjection to outstanding grants and our Class A Common Shares reserved for future issuance] under our equity compensation plans. The registration statement we file on Form S-8 is expected to become effective immediately upon filing. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.]

SALE PRICE HISTORY OF OUR SHARE CAPITAL

We intend to apply for the listing of our Class A Common Shares on the Nasdaq. Prior to the initial listing, no public market for our Class A Common Shares in the United States. Our Class A and Class B Common Shares (on an as-converted basis) has an extremely limited history of trading in private transactions.

From January 2023 to June 2024, we sold an aggregate of 2,757,168 shares of Class A Common Shares to investors in a private placement, at a price of US$6.53 per share.

From November 2024 to February 2025, we sold an aggregate of 400,000 shares of Class A Common Shares to investors in a private placement, at a price of US$7.40 per share.

From April 2025 to July 2025, we sold an aggregate of [1,527,570] shares of Class A Common Shares to investors in a private placement, at a price of US$10.00 per share.

All such share sales were in private placements outside of the United States to non-U.S. persons in reliance on Regulation S under the Securities Act or pursuant to other applicable safe harbors or exemptions under the Securities Act.

While our Advisor is expected to consider this information in connection with setting the opening public price of our Class A Common Shares, this information may, however, have little or no relation to broader market demand for our Class A Common Shares and thus the opening public price and subsequent public price of our Class A Common Shares on the Nasdaq. As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the opening public price and subsequent public price of our Class A Common Shares on the Nasdaq. See the section titled “Risk Factors—Risks Related to the Class A Common Shares—An active, liquid, and orderly trading market for our Class A Common Shares on the Nasdaq might not develop or be sustained. The trading prices of our Class A Common Shares may fluctuate significantly and you may be unable to sell your Class A Common Shares at or above the price you bought them for.”

TAXATION

The following is a general summary of certain Cayman Islands, Taiwan and United States federal income tax consequences relevant to an investment in the Class A Common Shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Taiwan and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the Class A Common Shares.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. If a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities,” then such company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies whether a relevant entity or not are required to file an annual report with the Registrar of Companies the Cayman Islands confirming whether or not it is carrying on any relevant activities.

Taiwan Taxation

The following discussion is a general summary of the principal Taiwan tax consequences of the acquisition, ownership and disposition of Class A Common Shares to an individual or entity who is tax resident in Taiwan. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Taiwan and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of Class A Common Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Taiwan or other tax consequences of the acquisition, ownership of or disposal of Class A Common Shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this prospectus accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of Class A Common Shares.

Dividends

Where our company is not considered a tax resident in Taiwan for Taiwan income tax purposes, the dividend payments made by us would be considered overseas income sourced outside Taiwan. Overseas Income received by an individual who is tax resident in Taiwan will generally be subject to Taiwan Income Basic Tax.

The rules relating to the determination of the income basic tax are complex, and you should consult your tax advisors regarding the calculation of the related tax in your particular circumstances. Overseas Income received by an entity who is tax resident in Taiwan will generally be subject to Taiwan Profit-seeking Enterprise Income Tax.

Capital Gains

Under Taiwan Law, capital gains on transactions in the Class A Common Shares would be considered overseas income sourced outside Taiwan. Overseas Income received by an individual who is tax resident in Taiwan will generally be subject to Taiwan Income Basic Tax. The rules relating to the determination of the income basic tax are complex, and you should consult your tax advisors regarding the calculation of the related tax in your particular circumstances. Overseas Income received by a Taiwan-resident entity will generally be subject to Taiwan Profit-seeking Enterprise Income Tax.

Securities Transaction Tax

A securities transaction tax will be withheld upon a sale of securities in Taiwan. As the trading of Class A Common Shares is outside of Taiwan, it is not subject to Taiwan’s securities transaction tax. Accordingly, transfers of Class A Common Shares are not subject to Taiwan’s securities transaction tax and withdrawal of Class A common shares from the deposit facility is not subject to Taiwan securities transaction tax.

Estate and Gift Tax

Under Taiwan law, an individual who is a tax resident of Taiwan is subject to estate tax on their worldwide estate and gift tax on any assets donated within Taiwan. Estate tax is currently payable at rates ranging from 10% of the first NT$50,000,000 to 20% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 10% of the first NT$25,000,000 to 20% of amounts over NT$50,000,000.

Stamp Duty

As our company is incorporated in the Cayman Islands and the Class A Common Shares are not registered in any register kept in Taiwan, no stamp duty is payable in Taiwan on any instrument of transfer upon a sale or gift of the Class A Common Shares.

U.S. Taxation

This section describes the material United States federal income tax consequences of owning Class A Common Shares. It applies to you only if you acquire your Class A Common Shares in this offering and you hold your Class A Common Shares as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds Class A Common Shares as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells Class A Common Shares as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based upon the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the Class A Common Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Class A Common Shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Class A Common Shares.

You are a U.S. holder if you are a beneficial owner of Class A Common Shares and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

•	A non-U.S. holder is a beneficial owner of Class A Common Shares that is not a United States person and is not a partnership for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of Class A Common Shares in your particular circumstances.

U.S. Holders

The tax treatment of your Class A Common Shares will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Classification”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Distributions. The gross amount of any distribution we pay on our shares out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Class A Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to shares that are represented by the Class A Common Shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the Class A Common Shares are readily tradable on an established securities market in the United States. We intend to list our Class A Common Shares on Nasdaq and we therefore expect that dividends we pay with respect to our Class A Common Shares will be qualified dividend income.

Dividends we pay with respect to shares that are represented by the Class A Common Shares will be taxable to you when the dividend is received, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Class A Common Shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Dividends that we distribute on our shares that are represented by the Class A Common Shares will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Sales or Dispositions. If you sell or otherwise dispose of your Class A Common Shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your Class A Common Shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Classification. We believe that we should not be currently classified as a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.

In general, we will be a PFIC in a taxable year if:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If we are or were to become a PFIC, you may be subject to increased United States federal income tax liabilities with respect to your ownership of Class A Common Shares and may be subject to burdensome reporting requirements. We cannot guarantee that we will not be a PFIC for our current taxable year or any future taxable year.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your Class A Common Shares and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the Class A Common Shares begins, that are greater than 125% of the average annual distributions received by you in respect of the Class A Common Shares during the three preceding taxable years or, if shorter, your holding period for the Class A Common Shares that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the Class A Common Shares,

•

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, you generally would be deemed to own a portion of the shares of such lower-tier PFIC and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or if you otherwise were deemed to have disposed of an interest in the lower-tier PFIC.

If we are a PFIC in a taxable year and our shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your Class A Common Shares. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Class A Common Shares at the end of the taxable year over your adjusted basis in your Class A Common Shares. You will also recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of your Class A Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Class A Common Shares will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your Class A Common Shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

The mark-to-market election is available only for marketable stock, which generally includes stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq (on which the Class A Common Shares are intended to be listed). Moreover, a mark-to-market election made with respect to your Class A Common Shares would not apply to your indirect interest in any lower tier PFICs in which we own shares. You should consult your tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to your Class A Common Shares under your particular circumstances.

Unless you make certain elections, your Class A Common Shares will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Class A Common Shares, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the Class A Common Shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

We do not plan to provide information to you that would enable you to make a “qualified electing fund” election if we are classified as a PFIC for tax purposes.

If you own Class A Common Shares during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621.

Shareholder Reporting. A U.S. holder that owns specified foreign financial assets with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. Specified foreign financial assets may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement in relation to their ownership of Class A Common Shares.

Non-U.S. Holders

Dividends. Dividends paid to you in respect of Class A Common Shares will not be subject to United States federal income tax unless the dividends are effectively connected with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sales or Dispositions. You will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your Class A Common Shares unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, effectively connected gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Class A Common Shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Class A Common Shares effected at a United States office of a broker, as long as either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Class A Common Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

EXPENSES

Set forth below is an itemization of the total expenses, that we expect to incur in connection with the listing of our Class A Common Shares. With the exception of the SEC registration fee, the stock exchange listing fee and the FINRA filing fee, all of these amounts are estimates.

Expenses	Amount
SEC registration fee	US$	*
FINRA filing fee		*
Stock exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Corporate advisory fees and expenses		*
Printing fee		*
Depositary expenses		*
Other fees and expenses		*

Total	US$	*

*	To be provided by amendment.

PLAN OF DISTRIBUTION

The registered shareholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their Class A Common Shares, covered hereby pursuant to brokerage transactions on Nasdaq, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after our Class A Common Shares listed for trading. We are not party to any arrangement with any registered shareholder or any broker-dealer with respect to sales of Class A Common Shares by the registered shareholders, except we have engaged a financial advisor with respect to certain other matters relating to the registration of our Class A Common Shares and listing of our Class A Common Shares, as further described below. As such, we do not anticipate receiving notice as to if and when any registered shareholder may, or may not, elect to sell their Class A Common Shares or the prices at which any such sales may occur, and there can be no assurance that any registered shareholders will sell any or all of their Class A Common Shares covered by this prospectus.

We will not receive any proceeds from the sale of Class A Common Shares by the registered shareholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

On the day that our Class A Common Shares are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our Class A Common Shares are ready to trade, Nasdaq will confirm the Current Reference Price for our Class A Common Shares, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will then be executed at such price and regular trading of our Class A Common Shares on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules.

Under Nasdaq rules, the Current Reference Price means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e., the specified price entered in an order by a customer to buy or sell) at which our Class A Common Shares will remain unmatched (i.e., will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy Class A Common Shares at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of Class A Common Shares at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 Class A Common Shares at an entered bid price of $10.01 per Class A Common Share and a limit order to sell 200 Class A Common Shares at an entered asking price of $10.00 per Class A Common Share — the Current Reference Price would be selected as follows:

•	Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional Class A Common Shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional Class A Common Shares that can be matched is also 200, which means that the same maximum number of additional Class A Common Shares would be matched at the price of either $10.00 or $10.01.

•

Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of Class A Common Shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 Class A Common Shares would not be matched.

•

Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for Class A Common Shares at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 Class A Common Shares of the 500-Class A Common Shares limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 Class A Common Shares of the limit order with the entered price of $10.00 would be matched, and no Class A Common Shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price, because orders for Class A Common Shares at such entered price will remain unmatched.

The above example (including the prices) is provided solely by way of illustration.

The Advisor will determine when our Class A Common Shares are ready to trade and approve proceeding with the opening of trading at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade. Further, in the highly unlikely event that Nasdaq consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. Under Nasdaq rules, in the event of such delay, prior to terminating such delay, there will be a 10-minute “Display Only” period during which market participants may enter quotes and orders in Class A Common Shares in Nasdaq systems. In addition, beginning at 4:00 a.m., market participants may enter orders in Class A Common Shares on Nasdaq. Such orders will be accepted and entered into the system. After the conclusion of the 10-minute “Display Only” period, our Class A Common Share will enter a “Pre-Launch” period of indeterminate duration. The “Pre-Launch” period will end and Class A Common Shares will be released for trading by Nasdaq when certain conditions are met, including Nasdaq’s receipt of notice from the Advisor that our Class A Common Shares are ready to trade, after which the Nasdaq system will calculate the Current Reference Price at that time and display it to the Advisor. If the Advisor then approves proceeding, the Nasdaq system will conduct certain validation checks. The Advisor, with concurrence of Nasdaq, may determine at any point during the delay process up through the conclusion of the “Pre-Launch” period to postpone and reschedule the direct listing. The registered shareholders will not be involved in Nasdaq’s price-setting mechanism and will not coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of our Class A Common Shares, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator, or the Net Order Imbalance Indicator, a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of Class A Common Shares that can be paired off the Current Reference Price, the number of Class A Common Shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an underwritten initial public offering, there will be no traditional book building process (that is, an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold Class A Common Shares to the public, as there would be in an underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our Class A Common Shares may be more volatile than in an initial public offering and could, upon being listed on Nasdaq, decline significantly and rapidly.

In addition, to list on Nasdaq, we are also required to have at least four registered and active market makers. We understand that the Advisor intend (but is not obligated) to act as a registered and active market maker and to engage other market makers, although any such market-making, if commenced, may be discontinued at any time.

In addition to sales made pursuant to this prospectus, the Class A Common Shares covered by this prospectus may be sold by the registered shareholders in private transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, the Class A Common Shares may be sold in such states only through registered or licensed brokers or dealers.

A registered shareholder may from time to time transfer, distribute (including distributions in kind by registered shareholders that are investment funds), pledge, assign, or grant a security interest in some or all the Class A Common Shares owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the Class A Common Shares from time to time under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of the registered shareholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as registered shareholders under this prospectus. The registered shareholders also may transfer the Class A Common Shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A registered shareholder that is an entity may elect to make an in-kind distribution of Class A Common Shares to its members, partners, or shareholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the registered shareholders utilize a broker-dealer in the sale of the Class A Common Shares being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such registered shareholder or commissions from purchasers of the Class A Common Shares for whom they may act as agent or to whom they may sell as principal.

We have engaged the Advisor, D. Boral Capital LLC, as our financial advisor to advise and assist us with respect to certain matters relating to the direct listing. The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the direct listing, developing and assisting with our investor communication strategy in relation to the direct listing, assisting us in broadening our shareholder base through activities such as non-deal roadshows and supporting us in our consultations with the Nasdaq and other regulatory authorities. In connection with its engagement as our financial advisor, the Advisor will be entitled to a fee of $700,000 and an aggregate of 30,000 Class A Common Shares upon the successful consummation of the direct listing.

The Advisor has not been engaged to otherwise facilitate or coordinate price discovery activities or the solicitation and/or sales of Class A Common Shares in consultation with us, except as described herein.

LEGAL MATTERS

We are being represented by Sullivan & Cromwell LLP with respect to certain U.S. federal law and New York state law in connection with this listing. The validity of the Class A Common Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels.

EXPERTS

The consolidated financial statements of OBOOK Holdings Inc. and subsidiaries as of December 31, 2023 and 2024 and for the years then ended, have been included herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The current address of KPMG in Taiwan is 68F., Taipei 101 Tower, No. 7, Sec. 5, Xinyi Road, Taipei City 110615, Taiwan (R.O.C).

ENFORCEMENT OF CIVIL LIABILITIES

We have been advised by Harney Westwood & Riegels, our counsel as to the Cayman Island law, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying Class A Common Shares being offered by this prospectus. This prospectus, which constitutes a part of the registration statement on Form F-1, summarizes material provisions of contracts and other documents included in the registration statement. Since this prospectus does not contain all of the information contained in the registration statement on Form F-1, you should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our Class A Common Shares.

Immediately upon the effectiveness of the registration statement on Form F-1, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2025 and for all subsequent years will be due within four months after fiscal year-end in accordance with applicable SEC rules. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and the board of directors of the Company, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our SEC filings, including the registration statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov. Our Internet address is https://www.owlting.com/.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Obook Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Obook Holdings Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

/s/ KPMG

Taipei, Taiwan

August 1, 2025

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2024 and 2023

(Expressed in U.S. Dollars)

	Note	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash	6, 19	$4,511,377	4,885,989
Restricted cash	6, 19	4,210,381	3,111,019
Notes receivable	7, 19	—	4,025
Accounts receivable	7, 19	299,359	353,356
Other receivables	19	51,834	61,404
Other receivables due from related parties	19, 23	—	17,311
Current tax assets		21,174	9,540
Prepayment		2,135,731	393,041
Other financial assets - current	8, 19, 24	5,397,240	4,869,858
Other current assets		160,844	244,388

Total current assets		16,787,940	13,949,931

Non-current assets:
Property, plant and equipment	10	366,350	256,642
Right-of use assets	10	4,556,692	682,464
Other intangible assets	9	391,737	383,283
Goodwill	5, 9	287,285	287,285
Other financial assets - non-current	8, 19, 24	721,346	465,812
Other non-current assets		209,316	4,030

Total non-current assets		6,532,726	2,079,516

Total assets		$23,320,666	16,029,447

Liabilities and Equity
Current liabilities:
Contract liabilities - current	26	1,735,806	1,268,303
Accounts payable	19	1,687,449	1,803,574
Other payables	19	2,053,402	1,239,606
Other payables to related parties	19, 23	1,723,390	1,965,415
Current tax liabilities		3,909	2,221
Current provisions		68,944	42,381
Lease liabilities - current	10, 19	1,177,303	656,039
Long-term borrowings, current potion	12, 19	332,974	791,132
Current preference share liabilities	15, 19	406,366	101,592
Other current liabilities - receipts under custody	11	11,854,693	10,404,218
Other current liabilities		111,754	119,352

Total current liabilities		21,155,990	18,393,833

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2024 and 2023

(Expressed in U.S. Dollars)

	Note	December 31, 2024	December 31, 2023
Non-current liabilities:
Non-current financial liabilities at fair value through profit or loss	14, 19	—	1,707,248
Long-term borrowings	12, 19	800,913	69,946
Lease liabilities – non-current	10, 19	3,789,208	68,115
Non-current preference share liabilities	15, 19	1,569,999	1,965,734
Other non – current liabilities	19	299,136	205,321

Total non-current liabilities		6,459,256	4,016,364

Total liabilities		27,615,246	22,410,197

Equity attributable to owners of parent:
Share capital	16	80,866	78,079
Advance receipts for share capital	16	2,000,000	10,920,349
Capital surplus	16	51,678,353	31,971,625
Accumulated deficit		(60,612,910)	(50,590,502)
Other equity	16	2,555,649	1,233,711

Equity attributable to owners of the parent		(4,298,042)	(6,386,738)
Non-controlling interest	16	3,462	5,988

Total Equity		(4,294,580)	(6,380,750)

Total liabilities and equity		$23,320,666	16,029,447

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the years ended December 31, 2024 and 2023

(Expressed in U.S. Dollars)

	Note	2024	2023
Revenue	26	$7,569,630	6,399,387
Costs of revenue		(6,562,702)	(5,130,739)

Gross profit		1,006,928	1,268,648

Operating expenses:
Marketing and sales		(2,120,196)	(2,455,895)
General and administrative		(5,232,219)	(3,360,702)
Research and development		(2,571,150)	(2,230,589)

Total operating expenses		(9,923,565)	(8,047,186)

Net operating loss		(8,916,637)	(6,778,538)

Non-operating income and expense:
Interest income		75,103	96,575
Foreign currency exchange gains		7,025	87,642
Foreign currency exchange losses		(1,053,705)	(16,472)
Loss on financial liabilities at fair value through profit or loss	14	(259,418)	(143,693)
Loss on extension of preference share liabilities		—	(26,209)
Other losses	9	(25,741)	(24,288)
Other income		76,365	154,226
Finance costs		(177,888)	(137,210)

Total non-operating income and expenses		(1,358,259)	(9,429)

Loss before tax		(10,274,896)	(6,787,967)
Income tax benefit	17	2,616	6,729

Net loss		(10,272,280)	(6,781,238)

Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements		1,321,784	(53,239)
Income tax related to components of other comprehensive income (loss) that will be reclassified to profit or loss		—	—

Components of other comprehensive income (loss) that will be reclassified to loss		1,321,784	(53,239)

Other comprehensive income (loss)		1,321,784	(53,239)

Total comprehensive loss		$(8,950,496)	(6,834,477)

Loss attributable to :
Owners of the parent		$(10,269,908)	(6,748,574)
Non-controlling interests		(2,372)	(32,664)

		$(10,272,280)	(6,781,238)

Total comprehensive loss attributable to :
Owners of the parent		$(8,947,970)	(6,801,817)
Non-controlling interests		(2,526)	(32,660)

		$(8,950,496)	(6,834,477)

Loss per share
Basic and diluted loss per share	18	$(0.13)	(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(Expressed in U. S. Dollars)

	Equity attributable to owners of parent
	Share capital				Other equity
	Ordinary shares	Capital collected in advance	Capital surplus	Accumulated deficit	Exchange differences on translation of foreign financial statements	Total	Non-controlling interest	Total equity
Balance at January 1, 2023	$78,079	86,059	31,971,625	(42,712,200)	1,286,954	(9,289,483)	—	(9,289,483)

Loss for the year ended December 31, 2023	—	—	—	(6,748,574)	—	(6,748,574)	(32,664)	(6,781,238)
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	(53,243)	(53,243)	4	(53,239)

Comprehensive loss for the year ended December 31, 2023	—	—	—	(6,748,574)	(53,243)	(6,801,817)	(32,660)	(6,834,477)

Advance receipts for share capital	—	10,834,290	—	—	—	10,834,290	—	10,834,290
Difference between the cash acquisition of a non-controlling interest and carrying amount of subsidiaries	—	—	—	(1,129,728)	—	(1,129,728)	—	(1,129,728)
Acquisition of non-controlling interest	—	—	—	—	—	—	446,786	446,786
Purchase of subsidiaries shares from non-controlling interest	—	—	—	—	—	—	(388,002)	(388,002)
Declaration of cash dividends	—	—	—	—	—	—	(20,136)	(20,136)

Balance at December 31, 2023	78,079	10,920,349	31,971,625	(50,590,502)	1,233,711	(6,386,738)	5,988	(6,380,750)

Loss for the year ended December 31, 2024	—	—	—	(10,269,908)	—	(10,269,908)	(2,372)	(10,272,280)
Other comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	1,321,938	1,321,938	(154)	1,321,784

Comprehensive loss for the year ended December 31, 2024	—	—	—	(10,269,908)	1,321,938	(8,947,970)	(2,526)	(8,950,496)

Advance receipts for share capital	—	9,170,000	—	—	—	9,170,000	—	9,170,000
Capital increase in cash	2,776	(18,090,349)	18,087,573	—	—	—	—	—
Cancellation of share capital	(275)	—	(247,225)	247,500	—	—	—	—
Conversion of simple agreement for future equity	286	—	1,866,380	—	—	1,866,666	—	1,866,666

Balance at December 31, 2024	$80,866	2,000,000	51,678,353	(60,612,910)	2,555,649	(4,298,042)	3,462	(4,294,580)

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(Expressed in U.S. Dollars)

	2024	2023
Cash flows used in operating activities:
Loss for the year	$(10,272,280)	(6,781,238)
Adjustments for:
Depreciation expense	1,257,626	869,702
Amortization expense	83,828	78,461
Loss on financial liabilities at fair value through profit or loss	259,418	143,693
Impairment loss on intangible assets	641	646
Impairment loss on property, plant and equipment	6,183	4,136
Finance costs	177,888	137,210
Interest income	(75,103)	(96,575)
Government subsidy income	(153)	—
Profit from lease modification	(15,113)	(350)
Loss on extension of preference share liabilities	—	26,209
Income tax benefit	(2,616)	(6,729)

	(8,579,681)	(5,624,835)

Change in operating assets and liabilities:
Decrease (increase) in notes receivable	4,025	(4,025)
Decrease in accounts receivable	53,997	262,285
Decrease (increase) in other receivables	9,570	(45,456)
Increase in other receivables from related parties	—	(12)
Increase in prepayment	(1,742,690)	(81,604)
Decrease (increase) in other current assets	83,544	(58,933)
Increase in other non-current assets	—	(1,992)
Increase (decrease) in contract liabilities	467,503	(264,301)
Increase (decrease) in accounts payable	(116,125)	569,998
Increase (decrease) in other payables	786,680	(52,108)
Increase in provisions	26,563	42,381
Increase (decrease) in other payables from related parties	(8,236)	18,569
Decrease in other current liabilities	(7,598)	(64,457)
Decrease in other non-current liabilities	—	(64,951)

Cash used in operations	(9,022,448)	(5,369,441)
Interest received	75,103	96,575
Interest paid	(114,823)	(107,438)
Income taxes paid	(8,112)	(35,168)

Net cash flows used in operating activities	(9,070,280)	(5,415,472)

Cash flows used in investing activities:
Acquisition of property, plant and equipment	(151,964)	(141,620)
Acquisition of intangible assets	(106,078)	(20,517)
Disposal of intangible assets	98	11,291
Decrease in other financial assets current	—	32,568
Increase in other financial assets-non-current	(62,125)	(131,262)
Increase in guarantee deposits paid	(326,042)	(65,725)
Decrease in guarantee deposits paid	101,769	10,739
Prepaid equipment costs	(205,672)	—
Acquisition of subsidiaries, net of cash and restricted cash acquired	—	3,650,605

Net cash flows from (used in) investing activities	(750,014)	3,346,079

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(Expressed in U.S. Dollars)

	2024	2023
Cash flows used in financing activities:
Proceeds from long-term borrowings	1,186,709	—
Repayment of long-term borrowings	(831,391)	(335,574)
Repayment of preference share liabilities	(101,592)	—
Repayments of installment payables	(13,865)	—
Decrease in other payables from related parties	(216,478)	(228,096)
Increase (decrease) in other current liabilities – receipts under custody	923,093	(696,133)
Increase in guarantee deposits received	35,801	25,497
Decrease in guarantee deposits received	(9,557)	(10,752)
Advance receipts for share capital	9,170,000	10,834,290
Advance receipts for preference share liabilities	—	98,554
Payment of lease liabilities	(781,844)	(763,225)
Proceeds from non-current financial liabilities at fair value through profit or loss	—	430,000
Payment of non-current financial liabilities at fair value through profit or loss	(100,000)	(300,000)
Acquisition of equity interest in subsidiary	—	(1,517,730)
Dividends paid to non-controlling interests	—	(20,136)

Net cash flows from financing activities	9,260,876	7,516,695

Effect of exchange rate changes on cash and restricted cash	1,284,168	(31,128)

Net increase in cash and restricted cash	724,750	5,416,174
Cash and restricted cash at beginning of year	7,997,008	2,580,834

Cash and restricted cash at end of year	$8,721,758	7,997,008

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1.	Reporting Entity

Obook Holdings Inc. was incorporated in the Cayman Islands on April 20, 2011. The registered office of the company is at the offices of Gold In (Cayman) Co., Ltd., located at Suite 102, Cannon Place, North Sound Rd., George Town, Grand Cayman, Cayman Islands. The principal executive office is located at 9F., No. 28, Wencheng Rd., Beitou Dist., Taipei City, Taiwan (R.O.C.).

The company and its subsidiaries (collectively referred to as the “Company”) focus on using blockchain technology to provide innovative solutions to customers in various sectors, including financial services, hospitality, and e-commerce. The principal operating activities of the Company are described in Note 4(b).

NOTE 2.	Basis of Preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Board of Directors on August 1, 2025.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial liabilities at fair value through profit or loss (“FVTPL”).

(c)	Going concern

The consolidated financial statements have been prepared on a going concern basis. As of December 31, 2024, the accumulated deficit was $60,612,910 and the total current liabilities of the Company exceeded its total current assets by $4,368,050. The Company has historically financed its operations primarily through bank borrowings, loans from related parties and fund raising through equity financing and Simple Agreements for Future Equity (“SAFE agreements”), and issuing preferred shares. Management plans to adopt the following measures to improve its operations and cash flows:

1.	Expand payment business to increase the cash inflow and create new revenue stream.

2.	Obtain investments from strategic investors through private offering, with a total amount approximately $18.7 million by the issuance date of these financial statements.

The Company expects to finance its operations through equity offerings and debt financings. However, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funds as needed, there would be a material adverse effect on the Company’s business and results of operations or financial condition. The Company believes that its existing cash as of December 31, 2024, together with the cash proceeds received from issuance of the Company’s shares through private offering and the SAFE agreements entered into subsequent to December 31, 2024, as disclosed in Note 25, “Subsequent Events”, will be sufficient to fund its operations for at least one year from the issuance date of these financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 3.	Application of New and Revised IFRS as Issued by the IASB

(a)	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year.

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 1 “Classification of liabilities as Current or Non-Current”	January 1, 2024
Amendments to IAS 1 “Non-current liabilities with covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”	January 1, 2024

The adoption of the aforementioned IFRSs did not have a material impact on the consolidated financial statements.

(b)	New and revised standards, amendments and interpretations in issue but not yet effective.

In preparing the accompanying consolidated financial statements, the Company has not adopted the following International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture”	Effective date to be determined by IASB
Amendments to IAS21 “Lack of Exchangeability”	January 1, 2025
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”	January 1, 2026
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027

As of the date that the consolidated financial statements were authorized for issuance, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 4.	Material Accounting Policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all periods presented in these consolidated financial statements unless otherwise stated and have been applied consistently by all entities.

(a)	Basis of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company and all of the entities in which the Company has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in the consolidation process.

(b)	List of Subsidiaries in the Consolidated Financial Statements:

Investor	Subsidiary	Main activities	December 31, 2024	December 31, 2023	Description
Obook Holdings Inc.	Obook Inc.	Blockchain based e-commerce and software	100.00%	100.00%	—

Obook Holdings Inc.	OwlTing Japan Inc.	Property management system provider	100.00%	100.00%	—

Obook Holdings Inc.	OwlTing Malaysia SDN BHD	Property management system provider	100.00%	100.00%	—

Obook Holdings Inc.	OwlTing Travel Service Inc.	Hospitality business	100.00%	100.00%	—

Obook Holdings Inc.	OwlTing USA, Inc.	Payment solutions	100.00%	100.00%	—

Obook Holdings Inc.	OwlTing HK Inc. Limited	Information service and trading	100.00%	100.00%	—

Obook Holdings Inc.	OwlTing (Thailand) CO. LTD	Property management system provider	97.00%	97.00%	—

Obook Holdings Inc.	OwlTing EU LLC.	Payment solutions	100.00%	—	Note 3

Obook Holdings Inc.	OwlPay Holdings PTE. LTD	Payment solutions	100.00%	100.00%	—

Obook Holdings Inc.	OwlNest Inc.	Property management system provider	100.00%	100.00%	—

Obook Holdings Inc.	OwlPay Japan Inc.	Payment solutions	56.52%	—	Note 2

OwlTing Japan Inc.	OwlPay Japan Inc.	Payment solutions	43.48%	100.00%	Note 2

Obook Inc.	OwlStay Inc.	Accommodation business	100.00%	100.00%	—

OwlPay Holdings PTE. LTD.	PayNow Inc.	Payment gateway services	99.38%	99.38%	Note 1

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 1:	PayNow Inc. was acquired through a merger during 2023. Further details are provided in Note 5.

Note 2:

OwlPay Japan Inc. was 100% owned by OwlTing Japan Inc. as of December 31, 2023. On October 17, 2024, OwlPay Japan Inc. conducted a cash capital increase of JPY 20 million. Obook Holdings Inc. directly invested JPY 13 million, acquiring 56.52% of the shares of OwlPay Japan Inc., while the remaining JPY 7 million was invested by OwlTing Japan Inc. As OwlTing Japan Inc. did not subscribe to the new shares in proportion to its existing ownership, its ownership decreased to 43.48%.

Note 3:

In order to expand its business in Europe, the Company has established a fully-owned subsidiary in Poland by way of acquisition of a shelf company which does not conduct any business operations nor employ any employees. The relevant registration procedures were completed on October 9, 2024.

(c)	Foreign Currency

The presentation currency of the Company is the U.S. dollar. The functional currency is the currency of the primary economic environment in which the entity operates. The financial statements of the Company’s foreign subsidiaries are translated into the Company’s presentation currency, the U.S. dollar. The functional currency of certain of the Company’s foreign subsidiaries is the local currency of the subsidiary. Accordingly, the assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at each reporting date. Equity accounts are translated at historical exchange rates. Revenue and expense accounts are generally translated using the average exchange rate for the reporting period. Foreign currency translation adjustments are accumulated as a component of other comprehensive income as a separate component of stockholders’ equity.

(d)	Current and Non-current Assets and Liabilities

Current assets are assets held for trading purposes and expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are referred to as non-current assets and liabilities, respectively.

(e)	Cash and Restricted cash

Cash comprises cash on hand and demand deposits, which the Company can access without any restrictions. Restricted cash is contractually restricted through legal contracts or regulations. The contractual restrictions on the use of the amounts held in the demand deposit do not change the nature of the deposit. Since the Company can access these amounts on demand, demand deposit is classified as a component of cash.

(f)	Financial Instruments

1.	Financial assets

The Company shall recognize a financial asset or a financial liability in its statement of financial position when, and only when, the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

(1)	Classification of financial assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. The classification

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

of financial assets is generally based on the business model under which a financial asset is managed and its contractual cash flow characteristics. When, and only when, the Company changes its business model for managing financial assets, it shall reclassify all affected financial assets.

Financial assets at amortized cost

Cash and restricted cash, notes and accounts receivable, other receivables (including related parties), and other financial assets are measured at amortized cost. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through profit or loss:

i.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

ii.	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured using the effective interest method, with the carrying amount adjusted for by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gains or losses on derecognition of financial assets are also recognized in profit or loss.

(2)	Impairment of financial assets

The Company recognizes loss allowances for expected credit loss on financial assets measured at amortized cost, including accounts receivable.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For other financial assets at amortized cost, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and credit assessment, as well as forward-looking information.

The impairment gain or loss recognized in profit or loss represents the adjustment required to bring the loss allowance account to its appropriate level as of the reporting date.

(3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to its cash flows expire or when the asset is transferred to another entity along with substantially all associated risks and rewards of ownership.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Upon derecognition of a financial asset measured at amortized cost in its entirety, the difference between its carrying amount and the total consideration received and receivable is recognized in profit or loss.

2.	Financial liabilities and equity instruments

(1)	Classification of financial liabilities and equity instruments

Debt and equity instruments issued by the Company are classified as financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

i.	Equity instrument

An equity instrument is any contract that represents a residual interest in the assets of an entity after all liabilities have been deducted. Equity instruments issued are recognized at the amount of consideration received, net of any direct costs incurred in the issuance.

ii.	Preference share liabilities

The Company’s redeemable preference share liabilities are classified as financial liabilities because they carry non-discretionary dividends and are redeemable for cash by the holders. The non-discretionary dividends are recognized as interest expense in profit or loss.

iii.	Financial liabilities

Financial liabilities are classified as measured at amortized cost or at a fair value through profit or loss (“FVTPL”). A financial liability is classified as measured at FVTPL if it is held for trading, including derivatives, or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value, and net gains and losses are recognized in profit or loss.

(2)	Derecognition of financial liability

The Company removes a financial liability from its statement of financial position when, and only when, it is extinguished—when the obligation specified in the contract is discharged, canceled, or expired.

Upon derecognition of a financial liability measured at amortized cost in its entirety, the difference between the carrying amount of the financial liability that is extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss.

(3)	Offsetting of financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated using the weighted average method, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

(h)	Property, Plant and Equipment

1.	Recognition and measurement

Items of property, plant and equipment are measured at cost, less accumulated depreciation and any accumulated impairment losses.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

2.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits arising from the expenditure will flow to the Company.

3.	Depreciation

Depreciation is calculated based on the cost of an asset, less its residual value, and is recognized in profit or loss on a straight-line basis over the estimated useful lives of property, plant and equipment.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

(1)	Office equipment 2~5 years

(2)	Leasehold improvements 2~5 years

(3)	Transportation 7 years

(4)	Others 3~5 years

The depreciation methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate.

(i)	Leases

1.	Identifying a lease

A contract is, or contains, a lease when all the following conditions are satisfied:

(1)	the contract involves the use of an identified asset, and the supplier does not have a substantive right to substitute the asset;

(2)	the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use; and

(3)	the Company has the right to direct the use of the identified asset throughout the period of use.

2.	As a lessee

Payments for leases of low-value assets and short-term leases are recognized as expenses on a straight-line basis over the lease term for which the recognition exemption is applied. For all other leases not described above, a right-of-use asset and a lease liability shall be recognized at the lease commencement date.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments, discounted using the lessee’s incremental borrowing rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to be incurred in restoring the underlying asset.

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the right-of-use asset or the lease term. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if (i) there is a change in the lease term; (ii) there is a change in future lease payments arising from a change in an index or a rate; (iii) there is a change in the amounts expected to be payable under a residual value guarantee; or (iv) the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is re-measured under the aforementioned circumstances, a corresponding adjustment is made to the carrying amount of the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss.

Lease payments included in the measurement of the lease liability comprise the following:

(1)	fixed payments, including in-substance fixed payments.

(2)

the exercise price under a purchase option that the Company is reasonably certain to exercise and lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

Furthermore, the lease liability is remeasured when lease modifications occur that decrease the scope of the lease. The Company accounts for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease and recognizes in profit or loss any gain or loss related to the partial or full termination of the lease.

3.	As a lessor

Lease income from an operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset.

(j)	Goodwill

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination. Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill is not amortized but is reviewed for impairment at least annually, or more frequently if there are indications that the cash generating unit (“CGU”) may be impaired. For impairment testing purposes, goodwill is allocated to each of the Company’s CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. If the recoverable amount of a CGU is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to that CGU, and then to the other assets of the CGU on a pro-rata basis, based on the carrying amount of each asset in the CGU. Any impairment loss for

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

goodwill is recognized directly in profit or loss. Once recognized, an impairment loss for goodwill cannot be reversed in subsequent periods.

(k)	Other Intangible Assets

1.	Recognition and measurement

Other intangible assets with limited useful lives obtained by the Company, including computer software and acquired intangible assets such as trademarks, customer relationships and developed technology from a business combination, are carried at costs less accumulated amortization and accumulated impairment losses.

2.	Amortization

Amortization is calculated on the cost of the asset and is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, starting from the date they are available for use.

The estimated useful lives for current and comparative periods are as follows:

(1)	Computer software 1~3 years

(2)	Trademarks 18.6 years

(3)	Customer relationships 7 years

(4)	Developed technology acquired 7 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(l)	Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories) to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). Goodwill arising from a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. For assets other than goodwill, an impairment loss is reversed only if the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(m)	Revenue Recognition

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a good or a service to a customer. The accounting policies for the Company’s main types of revenue are explained below.

1.	Payment services

The Company provides a one-stop payment solution from payment gateway service to payout service. The scope of services includes assisting customers in collecting payments from consumers, enabling customers, including businesses and individuals, to make cross-border remittances as payers and receiving funds with accounts or wallets as payees.

For our payment gateway services, we provide merchants with various payment methods for consumers, including credit cards, mobile payments, and web ATM, and payment at convenience stores, assisting merchants in collecting payments, and disbursing the collected funds to the merchants upon request. We collaborate with multiple acquiring banks, which charge fees for each transaction according to agreed rates. In turn, we charge our merchants a transaction fee for each successful payment and handling fees when disbursing the funds, based on a predetermined rate that varies depending on the market and the merchant. The Company can select one of its collaborated acquiring banks to handle the acquiring process or designate a trust account with the acquiring bank for disbursements. The Company also assists in resolving any transaction-related issues faced by merchants and has decision-making authority over the fees charged to merchants. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the transaction fees and the handling fees charged to merchants as revenue. Due to the Company’s obligations to safeguard the collected funds during the period from when the merchants can request disbursements, as agreed in the contract, to when they actually make the request to the Company, the Company satisfies the performance obligations over time and recognizes revenue during the period when the Company renders the services. The average period over which revenue is recognized is one to two months. Before the services provided to the merchants, the funds collected are recognized as other current liabilities – receipts under custody and contract liabilities.

For our payout services, with the KYC and AML system, each transaction will be screened to check whether a transaction should be authorized for completion on our payment platform. When we authorize a transaction, we become obligated to our customer to complete the payment transaction. We cooperate with multiple financial institutions and settlement providers, who charge transaction fees on each transaction according to agreed rates and some of them also charge handling fees. In turn, we charge handling fees and transaction fees for foreign exchange conversion, which vary depending on currency conversions and the customer onboarding regions. The entire payment process and platform usage, from onboarding customers to executing transactions, are handled by the Company. The Company also assists in resolving any transaction-related issues faced by customers and has decision-making authority over the fees charged to the customers. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the transaction fees and the handling fees charged to customers as revenue. The

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Company satisfies the performance obligations at the point in time and recognizes the revenue as the transaction is completed.

2.	Hospitality services

(1)	Hospitality-related software services

The Company provides a property management system (“PMS”) based on blockchain technology to the accommodation providers, including room inventory management, online travel agent (“OTA”) management and sales report provision. The system has two fee models: (i) on a subscription basis, which charges a fixed fee based on the number of rooms offered by the accommodation provider and is charged annually or monthly depending on the respective contract terms; and (ii) on a commission basis, which charges a commission fee based on the price of orders we process for our clients through our PMS. The Company offers services through its self-developed system, retaining control, ownership, and intellectual property rights. Additionally, the Company is responsible for the system’s operation and maintenance during the contract period and has decision-making authority over the subscription fees. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the fees as revenue. The Company satisfies the performance obligations over time and recognizes revenue during the contractually agreed period of system services. Due to the customers being charged on a prepaid basis, any fees exceeding the amount attributable to the current financial reporting period are recognized as contract liabilities.

The Company also provides add-on room fee collection services on behalf of accommodation providers who utilize the OwlNest, the PMS, as their booking engine and disburses the collected funds on the contractually agreed settlement basis. It charges a specified percentage as a processing fee, which varies depending on the payment method used (credit card or ATM). As the arrangements for collecting room fees from consumers are made between the Company and the acquiring banks or third-party payment service providers—and the Company retains the discretion to select such service providers—the Company is deemed to maintain control over these services. Additionally, the Company has the authority to make pricing decisions regarding the processing fees. Therefore, the Company is deemed the principal and recognizes the processing fees as revenue. The Company satisfies the performance obligations at the point in time and recognizes revenue as the accommodation providers have completed their services. Before the services provided to the consumers, room fees that are received in advance are recognized as receipt under custody and contract liabilities.

(2)	Hospitality-related platform services

i.	Online travel agency platform

•

OwlTing Experience: The Company collaborates with suppliers (“local guides”) to provide experiential tour services to consumers through OwlTing Experience platform. As the Company is responsible for selecting the suppliers to fulfill the commitments to provide tour services, the Company maintains control over these services. Additionally, the Company is responsible for the communication with local guides to ensure service provision, arranging insurance for related itineraries, and any consumer

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

incidents or liabilities that occur during and after the completion of the experiential tour and has the authority to make pricing decisions regarding the service fees of the tours on the OwlTing Experience platform. Therefore, the Company is deemed the principal and recognizes the price and any add-on service fees of the tours as revenue. The Company satisfies the performance obligations over time, with the average revenue recognition period being 1-2 days, and recognizes revenue during the period in which the Company provides the tours to consumers. Before the Company provides tour services, payments that are received in advance are recognized as contract liabilities.

•

OwlJourney: The Company provides OwlJourney platform to allow customers (accommodation providers) to list room booking information, while also assists in platform maintenance and provides payment processing services for room fees. The Company facilitates room bookings but does not gain control over services, nor does it have authority over pricing or assume risks related to damages or inventory. Since the Company doesn’t control the services before transfer, it is considered an agent and recognizes the net consideration as revenue. The Company satisfies the performance obligations at the point in time and recognizes revenue when the consumer’s stay has been provided by accommodation providers. Before the services are provided to the consumers, payments that are received in advance are recognized as receipt under custody and contract liabilities.

ii.	Platform offline service - providing accommodation service

The Company provides room accommodation services to the individual occupying the room under its own brand, OwlStay. OwlStay is fully responsible for all aspects of B&B operations, including daily management, personnel, marketing, pricing, financials, and property design. It handles online bookings, guest services, and customer complaints and has full authority over room rates. As OwlStay controls the services and bears primary responsibility for fulfilling consumers orders, it is considered the principal and recognizes the total consideration as revenue. The Company satisfies the performance obligations over time, with the average revenue recognition period being 1-2 days, and recognizes revenue during the period in which the Company provides accommodation to consumers. The consumer pays the relevant fees when booking rooms, and payments that are received in advance are recognized as contract liabilities.

(3)	E-commerce platform

The Company conducts sales of agricultural products over its e-commerce platform, wherein the Company selects the products to sell and signs long-term contracts with local farmers to secure the supply of goods and set the purchase costs, lists the products on the OwlTing Market platform, and determines the pricing. Since some primary products are agricultural goods with short shelf lives, multiple shipments can easily cause product damage. After receiving an order, the Company issues a purchase order to the supplier to retain a specified number of units to fulfill consumer orders and notifies the supplier to arrange direct shipment to the consumer from the place of origin to ensure freshness. Other products are shipped from the Company’s

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

warehouse. The Company is responsible for ensuring that the product is delivered to the consumer who placed the order, bears any loss or damage between pickup from the supplier and delivery to the end customer, and handles subsequent return or exchange services. After assessing, the Company is deemed the principal, and it recognizes the total consideration as revenue. Revenue is recognized at the point in time when the goods are delivered and have been accepted by the customer. Before the Company transfers goods to the customers, payments that are received in advance are recognized as contract liabilities.

(n)	Employee Benefits

1.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

2.	Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The expense recognized is adjusted to reflect the number of awards expected to satisfy the related service and non-market performance conditions, ensuring that the final amount recognized aligns with the number of awards that ultimately vest.

For share-based payment awards with non-vesting conditions, the grant-date fair value is measured considering these conditions with no adjustments for differences between expected and actual outcomes.

3.	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in profit or loss during the periods in which employees provide their services.

(o)	Income Taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss, except for amounts related to business combinations or items recognized directly in equity or other comprehensive income.

1.	Current tax

Current tax represents the expected tax payable or receivable on the taxable income or losses for the year, along with any adjustments for previous years. It is measured using tax rates enacted or substantively enacted at the reporting date.

2.	Deferred tax

Deferred tax assets and liabilities are recognized for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, as well as from tax loss carryforwards. They are measured using enacted tax rates expected to apply in the period when the temporary differences are realized or settled. Deferred tax assets are assessed at each reporting date and reduced if it is no longer probable that the related tax benefit will be realized. Any such reduction is reversed when the probability of future taxable profits improves.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(p)	Business Combinations

Business acquisitions are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of (i) the aggregate of the consideration transferred, (ii) the fair value of any non-controlling interests in the acquiree, and (iii) the fair value of the acquirer’s previously held equity interest in the acquiree, over (iv) the net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed.

Contingent consideration payable is recognized at its fair value at the acquisition date. If the contingent consideration is classified as equity, no remeasurement is performed, and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognized in profit or loss.

(q)	Loss Per Ordinary Share

Loss per ordinary share is calculated by dividing the loss attributable to the ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding for the reporting period.

(r)	Operating Segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including transactions with other components of the Company. Operating results, with a focus on operating income by segment, are regularly reviewed by the Company’s chief operating decision maker (CODM) to make decisions regarding the allocation of resources to the segment and to assess its performance.

The Company does not report segment asset information to the Company’s CODM. Therefore, asset information by segment is not presented.

(s)	Non-controlling Interests

Non-controlling interests are classified in the consolidated statements of profit or loss as part of profit (loss) for the reporting period and the accumulated amount of non-controlling interests as part of equity in the consolidated statements of financial position. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss recognized in net earnings.

(t)	Use of Judgments and Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Information about critical judgments, estimates and assumptions applied in the application of accounting policies that have the most significant impact on the amounts recognized in the consolidated financial statements is disclosed in the following notes:

1.	Impairment of non-financial assets other than goodwill

In evaluating the potential impairment of non-financial assets, other than goodwill, the Company is required to exercise judgment in determining the independent cash flows, useful lives, and expected future revenue and expenses related to the specific asset groups. Changes in these estimates, driven by shifts in economic conditions or alterations in business strategies, could result in significant impairment losses or reversals in future periods.

2.	Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilized. The assessment of the realizability of deferred tax assets involves significant judgment and estimate by the Company, considering factors such as projected future revenue growth, profitability, sources of taxable income, the utilization of tax credits, and applicable tax planning strategies. Changes in the economic environment, industry trends, or relevant laws and regulations may result in adjustments to the recognized deferred tax assets.

3.	Impairment of goodwill

The assessment of impairment of goodwill requires the Company to exercise significant judgment in determining the appropriate CGUs and allocating goodwill to those CGUs. In estimating the recoverable amount of a CGU, the Company is required to make subjective judgments in discount rate, terminal growth rate, independent cash flows, and expected future revenue and expenses related to the CGU.

NOTE 5.	Acquisition

On May 1, 2023 (the “acquisition date”), the Company acquired a 52.94% stake in PayNow Inc. (“PayNow”) for $628,265 in cash, gaining control of PayNow. Following the acquisition date, PayNow’s assets, liabilities, and results have been consolidated in the Company’s consolidated financial statements. Acquisition-related costs, recognized as expenses when incurred, were insignificant.

On September 15 of the same year, the Company acquired 46.44% stake in PayNow for $1,517,730 in cash. The difference of $1,129,728 between the cash consideration and the carrying amount of the equity interest acquired was recognized in the accumulated deficit.

Through the acquisition of PayNow, the Company aims to collaborate with PayNow to enhance the payment solution and offer a more diverse range of services.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The table below summarizes the estimated fair values of the acquired assets and liabilities as of the acquisition date. The acquired assets were valued at estimates of their current fair values based on management’s estimates and consultation with an independent appraiser.

Purchase consideration
Cash paid	$628,265
Fair value of the identifiable assets acquired and liabilities assumed:
Cash and restricted cash	4,278,870
Other financial assets	5,961,325
Current assets, other than cash	135,227
Property, plant and equipment	40,034
Right-of-use assets	137,231
Intangible assets	208,211
Other non-current assets	54,073
Accounts payable	(52,948)
Lease liabilities current	(52,427)
Other current liabilities	(9,803,312)
Lease liabilities non-current	(87,220)
Other non-current liabilities, others	(31,298)
Noncontrolling interest	(446,786)

Total identifiable net assets acquired	340,980

Goodwill	$287,285

NOTE 6.	Cash and Restricted cash

	December 31, 2024	December 31, 2023
Cash on hand	$6,641	6,500
Bank deposits	4,504,736	4,879,489

Total cash in the consolidated statement of financial position	4,511,377	4,885,989
Contractually restricted cash	4,210,381	3,111,019

Total cash and restricted cash in the consolidated statement of cash flows	$8,721,758	7,997,008

Contractually restricted cash was collected from PayNow payment processing services through web ATM and convenience store payment methods and deposited into the designated demand deposit accounts. This cash was subject to contractual restrictions on its use, as agreed upon with the merchants.

Accommodation fees collected on behalf of customers from the Company’s hospitality services were held in the Company’s demand deposit accounts, without a contractual obligation to keep those amounts in a separate demand deposit or to restrict the use of the cash for specific purposes.

Please refer to Note 19 and Note 20 for disclosures regarding credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company. As of December 31, 2024 and 2023, no cash was pledged with banks as collateral.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 7.	Notes and Accounts Receivable

	December 31, 2024	December 31, 2023
Notes receivable	$—	4,025
Accounts receivable	299,359	353,356

Total	$299,359	357,381

As of December 31, 2024 and 2023, the Company measured the loss allowance for accounts receivable using the simplified approach under IFRS 9, applying the lifetime expected credit losses. The Company’s accounts receivable mainly consisted of amounts due from the credit card company. Historically, there have been no default in accounts receivable; therefore, no expected credit losses were recognized for the years 2024 and 2023, respectively.

NOTE 8.	Other Financial Assets – Current and Non-current

	December 31, 2024	December 31, 2023
Restricted cash in the trust account	$5,366,738	4,837,290
Restricted time deposit – current	30,502	32,568

Other financial assets – current	5,397,240	4,869,858

Restricted time deposit – non-current	183,011	181,929
Guarantee deposits paid	538,335	283,883

Other financial assets – non-current	721,346	465,812

Total	$6,118,586	5,335,670

Restricted cash in the trust account refers to cash collected from PayNow payment processing service and deposited into a trust account with the financial institution for the exclusive purpose of completing payment transactions. The terms and conditions in the trust agreement restrict the Company from accessing the amounts held in the trust account. Please refer to Note 24 for details on pledged assets.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 9.	Intangible Assets (including Goodwill)

		Intangible assets
	Goodwill	Computer Software	Trademark	Customer relationship	Developed technology acquired	Total
Cost:
Balance at January 1, 2024	$1,472,145	68,196	227,976	107,359	100,852	504,383
Additions	—	106,078	—	—	—	106,078
Disposal	—	(65,931)	—	—	—	(65,931)
Effect of exchange rate movements	—	(4,803)	(14,464)	—	—	(19,267)

Balance at December 31, 2024	$1,472,145	103,540	213,512	107,359	100,852	525,263

Balance at January 1, 2023	$1,184,860	320,536	227,828	—	—	548,364
Additions	—	20,517	—	—	—	20,517
Acquired from business combinations	287,285	—	—	107,359	100,852	208,211
Disposal	—	(269,654)	—	—	—	(269,654)
Effect of exchange rate movements	—	(3,203)	148	—	—	(3,055)

Balance at December 31, 2023	$1,472,145	68,196	227,976	107,359	100,852	504,383

Accumulated amortization and impairment:
Balance at January 1, 2024	$1,184,860	57,309	43,959	10,224	9,608	121,100
Amortization	—	42,379	11,701	15,336	14,412	83,828
Impairment	—	641	—	—	—	641
Disposal	—	(65,833)	—	—	—	(65,833)
Effect of exchange rate movements	—	(3,210)	(3,000)	—	—	(6,210)

Balance at December 31, 2024	$1,184,860	31,286	52,660	25,560	24,020	133,526

Balance at January 1, 2023	$1,184,860	271,214	31,671	—	—	302,885
Amortization	—	46,527	12,102	10,224	9,608	78,461
Impairment	—	646	—	—	—	646
Disposal	—	(258,363)	—	—	—	(258,363)
Effect of exchange rate movements	—	(2,715)	186	—	—	(2,529)

Balance at December 31, 2023	$1,184,860	57,309	43,959	10,224	9,608	121,100

Carrying value:
Balance at December 31, 2024	$287,285	72,254	160,852	81,799	76,832	391,737

Balance at December 31, 2023	$287,285	10,887	184,017	97,135	91,244	383,283

(a)	Details of the aforementioned intangible assets acquired from business combinations are provided in Note 5.

(b)

Goodwill from the acquisition of PayNow Inc. has been assigned to PayNow CGU. The Company’s goodwill was tested for impairment annually at the end of the reporting period, and the recoverable amount was determined based on the value in use. The value in use was calculated based on the cash flow forecasts from the financial budgets covering the next five-year period. The Company applied an annual discount rate of 18.6% and 18.7% in its

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

impairment test as of December 31, 2024 and 2023, respectively, to reflect the relevant specific risk in the CGU. The terminal growth rate of 2.0% was based on the average economic growth rate in Taiwan over the following 5 years. For the years ended December 31, 2024 and 2023, the Company did not recognize any impairment loss on goodwill.

(c)

During the period ended at the fiscal year-end, the Company conducted an impairment assessment on the recoverable amount and used fair value less disposal costs as the basis for calculating the recoverable amount. In 2024 and 2023, impairment losses of $641 and $646 were recognized and reported under other losses, respectively.

NOTE 10.	Property, Plant and Equipment

(a)

	Office equipment	Leasehold improvements	Transportation equipment	Others	Total
Cost:
Balance at January 1, 2024	$400,932	470,732	—	248,134	1,119,798
Additions	13,589	66,212	135,286	54,915	270,002
Disposal	(3,487)	(313,278)	—	(22,837)	(339,602)
Effect of exchange rate movements	(25,934)	(25,403)	(2,443)	(19,883)	(73,663)

Balance at December 31, 2024	$385,100	198,263	132,843	260,329	976,535

Balance at January 1, 2023	$458,267	631,878	—	215,196	1,305,341
Additions	88,423	5,967	—	47,230	141,620
Acquired from business combinations	9,727	—	—	30,307	40,034
Disposal	(154,823)	(165,342)	—	(44,601)	(364,766)
Effect of exchange rate movements	(662)	(1,771)	—	2	(2,431)

Balance at December 31, 2023	$400,932	470,732	—	248,134	1,119,798

Accumulated amortization and impairment:
Balance at January 1, 2024	$301,717	438,623	—	122,816	863,156
Depreciation	51,421	22,187	24,802	37,101	135,511
Impairment	—	—	—	6,183	6,183
Disposal	(3,487)	(313,278)	—	(22,837)	(339,602)
Effect of exchange rate movements	(20,323)	(22,571)	(448)	(11,721)	(55,063)

Balance at December 31, 2024	$329,328	124,961	24,354	131,542	610,185

Balance at January 1, 2023	$401,949	573,712	—	130,546	1,106,207
Depreciation	55,775	31,709	—	32,624	120,108
Impairment	—	—	—	4,136	4,136
Disposal	(154,823)	(165,342)	—	(44,601)	(364,766)
Effect of exchange rate movements	(1,184)	(1,456)	—	111	(2,529)

Balance at December 31, 2023	$301,717	438,623	—	122,816	863,156

Carrying amounts:
Balance at December 31, 2024	$55,772	73,302	108,489	128,787	366,350

Balance at December 31, 2023	$99,215	32,109	—	125,318	256,642

1.	Details of the aforementioned property, plant and equipment acquired from business combinations are provided in Note 5.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.

For the years ended December 31, 2024 and 2023, the Company recognized an impairment loss on property, plant and equipment of $6,183 and $4,136, respectively, in relation to other equipment that was not in use and was subsequently disposed of for proceeds of nil.

(b)	Leasing arrangements-lessee

1.

The Company leases various buildings and transportation equipment. Rental contracts are typically made for periods of 1 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants; however, leased assets may not be used as collateral for borrowing purposes.

2.	The carrying amount of right-of-use assets and the depreciation charge were as follows:

	December 31, 2024	December 31, 2023
Buildings	$4,535,716	590,185
Transportation equipment	20,976	92,279

Total	$4,556,692	682,464

	2024	2023
	Depreciation charge	Depreciation charge
Buildings	$1,075,143	710,213
Transportation equipment	46,972	39,381

Total	$1,122,115	749,594

3.	For the years ended December 31, 2024 and 2023, the additions to right-of-use assets (excluding those acquired through business combinations) were $5,185,668 and $144,572, respectively.

4.	Lease liabilities

	December 31, 2024	December 31, 2023
Current portion	$1,177,303	656,039

Non-current portion	$3,789,208	68,115

5.	Additional lease information

	2024	2023
Expenses relating to short-term leases	$36,364	17,192

Expenses relating to low-value asset leases	$11,464	9,322

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$166,351	168,886

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

	2024	2023
Balance at the beginning of year	$724,154	1,221,591
Change from financing activities:
Payment of lease liabilities	(781,844)	(763,225)

Total change from financing activities	(781,844)	(763,225)
Other changes:
New lease	5,185,668	144,572
Acquired from business combinations	—	139,647
Interest expense	72,445	25,545
Interest paid	(20,011)	(25,545)
Lease modification	(89,091)	(10,618)
Effect of exchange rate changes	(124,810)	(7,813)

Total liability-related other changes	5,024,201	265,788

Balance at the end of year	$4,966,511	724,154

NOTE 11.	Other Current Liabilities

	For the year ended December 31, 2024
	Receipts under custody	Amounts for receipts under custody in relevant asset accounts
		Restricted cash held in trust	Restricted cash	Cash	Accounts Receivable
Payment services
Payment collections from ATM	$3,066,726	—	3,072,934	—	—
Payment collections from convenience stores	1,129,525	—	1,137,447	—	—
Payment collections from credit cards	5,228,228	5,366,738	—	33,884	—
Hospitality services
Hospitality-related software services	2,411,405	—	—	2,328,264	83,141
Hospitality-related platform services	18,809	—	—	18,809	—

Total	$11,854,693	5,366,738	4,210,381	2,380,957	83,141

	For the year ended December 31, 2023
	Receipts under custody	Amounts for receipts under custody in relevant asset accounts
		Restricted cash held in trust	Restricted cash	Cash	Accounts Receivable
Payment services
Payment collections from ATM	$2,056,281	112,253	1,944,028	—	—
Payment collections from convenience stores	1,166,991	—	1,166,991	—	—
Payment collections from credit cards	4,761,216	4,725,037	—	36,179	—
Hospitality services
Hospitality-related software services	2,343,941	—	—	2,258,564	85,377
Hospitality-related platform services	75,789	—	—	75,789	—

Total	$10,404,218	4,837,290	3,111,019	2,370,532	85,377

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Receipts under custody included payments received from PayNow, and accommodation payments received from OwlNest PMS and OwlJourney platform.

NOTE 12.	Long-Term Borrowings

	December 31, 2024
	Currency	Rate	Maturity year	Amount
Unsecured bank loans	TWD	2.595%~2.720%	January 2022~ January 2027	$13,112
Secured bank loans	TWD	2.595%~2.720%	January 2022~ January 2027	52,451
Other secured loans	TWD	6.50%	September 2024~ September 2026	1,068,324
Less: current portion				(332,974)

Total				$800,913

Unused long-term credit lines				—

	December 31, 2023
	Currency	Rate	Maturity year	Amount
Unsecured bank loans	TWD	1.625%~2.595%	January 2022~ January 2027	$20,449
Secured bank loans	TWD	1.625%~2.595%	January 2022~ January 2027	81,795
Other secured loans	TWD	6.50%	September 2022~ September 2024	758,834
Less: current portion				(791,132)

Total				$69,946

Unused long-term credit lines				—

The bank loans were secured by the Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

The key management of the Company provided real estate as collateral for the long-term borrowings.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	2024	2023
Balance at the beginning of year	$861,078	1,196,652
Change from financing activities:
Proceeds from borrowings	1,186,709	—
Repayments of borrowings	(831,391)	(335,574)
Effect of Exchange Rate Movements	(82,509)	—

Total changes from financing activities	272,809	(335,574)

Balance at the end of year	$1,133,887	861,078

NOTE 13.	Employee Benefits

The Company operates in Taiwan (R.O.C.), where it contributes 6% of each employee’s monthly wages to the labor pension personal account at the Bureau of Labor Insurance in compliance with the Labor Pension Act. Under these defined contribution plans, the Company has no further legal or constructive obligations beyond making fixed-rate contributions.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Pension costs arising from the contributions to the Bureau of Labor Insurance amounted to $245,471 and $248,684 for the years ended December 31, 2024 and 2023, respectively.

NOTE 14.	Non-current Financial Liabilities at Fair Value Through Profit or Loss

	December 31, 2024	December 31, 2023
Financial liabilities designated at fair value through profit or loss:
Simple agreement for future equity	$—	1,707,248

The Company entered into several SAFE agreements in 2023 and 2022, with total proceeds of $430,000 and $1,370,000, respectively. For the years ended December 31, 2024 and 2023, the amounts cashed out were $100,000 and $300,000, respectively.

Pursuant to the terms of the 2023 SAFE agreements, in the event of an equity financing (as defined in the agreement), the amount of SAFE agreements will automatically convert into the number of shares equal to the initial investment amount divided by the discount price (the lowest price per share of the shares sold in the equity financing multiplied by the discount rate of 75%); in the event of a liquidity event (as defined in the agreement), the investor will automatically be entitled to either (i) receive a portion of proceeds equal to the initial investment amount plus interest at a simple rate of 5% per annum, or (ii) receive a number of shares equal to the initial investment amount divided by the liquidity price (the price per share equal to the fair market value of the shares at the time of the liquidity event, as determined by reference to the purchase price payable in connection with such liquidity event, multiplied by the discount rate of 75%).

Pursuant to the terms of the 2022 SAFE agreements, in the event of an equity financing (as defined in the agreement), the amount of SAFE agreements will convert into the number of shares equal to the initial investment amount divided by the discount price (the lowest price per share of the shares sold in the equity financing multiplied by the discount rate of 75%) or entitle the investor to receive a portion of proceeds equal to the initial investment amount plus interest at a simple rate of 2% per annum (the “cash-out amount”); in the event of a liquidity event (as defined in the agreement), the investor will be entitled to (i) receive a portion of proceeds equal to the cash-out amount, or (ii) receive a number of shares equal to the initial investment amount divided by the liquidity price (the price per share equal to the fair market value of the shares at the time of the liquidity event, as determined by reference to the purchase price payable in connection with such liquidity event, multiplied by the discount rate of 75%). If no such events occur within 3 years following the effective date of the agreement, the investor will be entitled to receive a portion of proceeds equal to the cash-out amount.

Per IAS 32 “Financial Instruments: Presentation”, the SAFE agreements are classified as a liability because the Company does not have an unconditional right to avoid settlement in cash or in another way that it would be a financial liability. Due to their complex features, they are measured at fair value through profit or loss in accordance with IFRS 9. The fair value of the SAFE agreements is remeasured at the end of each reporting period, with any changes recognized as financial expenses in the statements of profit or loss. At initial recognition, the fair value of the SAFE agreements equals the transaction price. As of December 31, 2023, the fair value of the SAFE agreements, based on a valuation conducted by independent third-party valuation specialists, was $1,707,248.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of June 6, 2024, the Company completed the fundraising with an accumulated amount of more than US$10 million, the conversion criteria defined as an equity financing event in the SAFE agreements have been met. With the agreements from the investors of the 2022 SAFE agreements, the principal amount of $1.4 million was converted into 285,861 shares of Class A common share at the conversion price of $4.8975. The conversion date as of June 6, 2024, the fair values of the SAFE agreements, based on a valuation conducted by a third-party valuation specialists, was $1,866,666.

The outstanding principal amounts were $0 and $1,500,000 as of December 31, 2024 and 2023, respectively.

The Company recognized a loss on financial liabilities at fair value through profit or loss of $259,418 and $143,693 for the years ended December 31, 2024 and 2023, respectively.

NOTE 15.	Preference Share Liabilities

	December 31, 2024	December 31, 2023
Preference share liabilities	$1,976,365	2,067,326
Less: current portion	(406,366)	(101,592)

Non-current preference share liabilities	$1,569,999	1,965,734

The Company has issued a total of 1,000,000 preference shares (“Class A Preferred Shares”), with a par value of $0.001, subscribed by the National Development Fund Management Committee of the Executive Yuan (the “Investor”), which was approved by the resolution of the shareholders’ meeting on June 8, 2020. The subscription price for Class A Preferred Shares was New Taiwan Dollar (NT$) 60 per share (approximately $2.03), with a total investment amount of NT$60,000,000 (approximately $2,031,832), and the stock registration procedures have been completed in accordance with relevant laws and regulations. The rights and obligations of the Company issuing Class A Preferred Shares are as follows:

(a)

Except for matters concerning shareholders rights of Class A Preferred Shares and at the Class A Preferred Shares shareholders meetings, holders of Class A Preferred Shares do not have any other voting rights including the rights to elect Directors or Supervisors.

(b)	Other than as stipulated below, the holders of Class A Preferred Shares shall not be entitled to any distribution of earnings and reserves.

(c)

The holders of the Class A Preferred Shares shall be entitled to receive a dividend at the rate of 1.5% per annum of the subscription price paid for each share in cash every year. Following the approval of the financial reports and accounting books at the annual general meeting of shareholders, the Board of directors shall determine the ex-dividend date, upon which dividends on Class A Preferred Shares shall be paid or accrued for distribution. Dividends for each fiscal year shall be calculated from the issuance date of the shares and distributed based on the actual number of days in that fiscal year. The issuance day is defined as the capital increase reference date for Class A Preferred Shares. If the Company has a surplus for the fiscal year, after deducting taxes and other statutory obligations in accordance with the law, offsetting any losses and allocating 10% of the remaining amount as legal reserves, the remaining profits from the fiscal year, along with any accumulated undistributed profits from prior years, shall be prioritized for the distribution to the holders of Class A Preferred Shares. In the event of insufficient profits or no profits for distribution to the holders of Class A Preferred Shares, any

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

dividends that can be distributed shall still be prioritized for the holders of Class A Preferred Shares. Any undistributed dividends due to insufficient profits should be carried forward and made up for in subsequent profitable years or handled in accordance with the redemption terms of Class A Preferred Shares mentioned in point (d).

(d)

Based on the Subscription Agreement signed in 2020, the issuance period of Class A Preferred Shares was set at two years. Upon maturity, the Company should fully redeem the Class A Preferred Shares in cash, including the total subscription amount of shares and any accrued but unpaid dividends for the two-year issuance period. Alternatively, the Company may opt for early redemption before maturity. In such cases, the redemption amount shall consist of the total subscription amount of Class A Preferred Shares along with the accrued but unpaid dividends, calculated proportionally based on the actual issuance period relative to the two-year term.

(e)	The first extension:

According to the Notice from the Investor dated November 8, 2021, the issuance period of Class A Preferred Shares was extended by one year until July 22, 2023, and the dividends during the extension period were calculated based on the original agreed annual interest rate of 1.5%.

(f)	The second extension:

On July 21, 2023, an amendment was made to the Subscription Agreement based on the resolution passed during the 103rd meeting of the Investor, wherein the issuance period of Class A Preferred Shares was extended for an additional year until July 22, 2024. The dividends during the extension period shall be calculated based on the original agreed annual interest rate of 1.5%. Additionally, the Company shall pay the dividends to the Investor for the original issuance period (two years) and the preceding year, covering a total of three years, before July 22, 2023. Furthermore, upon the expiration of the latest extended issuance period on July 21, 2024, the Company shall gradually redeem the Class A Preferred Shares and pay the corresponding dividends over a five-year period through quarterly installments.

(g)

In the event that the Company is wound up or liquidated, and before any distributions or payments are made to the holders of any other shares, each class A Preferred Shares shall be entitled to receive an amount equal to one hundred percent (100%) of the original subscription price of each Class A Preferred Share, plus all unpaid dividends. This entitlement shall take precedence over any other payments to other shareholders. However, the total payment received by each Class A Preferred Share upon liquidation or winding up of the Company shall not exceed one hundred percent (100%) of the original subscription price of each Class A Preferred Share, plus all unpaid dividends.

(h)	Class A Preferred Shares shall not be convertible into any other shares of the Company under any circumstances.

(i)

If the Company engages in an Initial Public Offering (“IPO”) of its shares or is required to redeem Class A Preferred Shares due to a violation of the Class A Preferred Shares Purchase Agreement, the Company shall immediately redeem all Class A Preferred Shares prior to the maturity date as specified in point (f). Regarding the IPO event, the Company proposed additional explanations on the related procedures in a letter dated December 12, 2024. On February 7, 2025, the Company received a response from the Investor, agreeing to allow the Company to complete the early redemption of Class A Preferred Shares within two months after the official listing, using the funds raised from the capital markets.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(j)

If the Company fails to redeem Class A Preferred Shares in whole or in part at the maturity date or prior to the maturity date due to force majeure or any circumstances attributable to the Company, the rights associated with the unredeemed Class A Preferred Shares shall remain in effect until redemption by the Company. Furthermore, the following provisions shall apply: (i) the dividend rate of Class A Preferred Shares shall remain unchanged during the period in which redemption is delayed; and (ii) the rights of the remaining outstanding Class A Preferred Shares under these Articles and Schedule A shall not be adversely affected by the delay in redemption.

(k)	The Company recognized interest expenses of $41,109 and $42,381 for the years ended December 31, 2024 and 2023, respectively.

NOTE 16.	Equity

(a)	Share Capital

	December 31, 2024	December 31, 2023
Number of shares authorized	200,000,000	200,000,000

Share capital authorized	$200,000	200,000

Number of shares issued and fully paid	80,865,751	78,079,203

Share capital issued	$80,866	78,079

The total issued share capital of the Company consists of common shares, divided into Class A Common Shares and Class B Common Shares, each with a par value of $0.001. There are two types of common shares, with each Class A Common Share representing 1 voting right and each Class B share representing 10 voting rights, with all other rights being equal. Each Class B Common Share is convertible into one Class A Common Share. However, each Class A Common Share is non-convertible into any other share, including but not limited to Class B Common Share. In addition, each Class B Common Share shall automatically, without any further action by the holder, converted into one fully paid and nonassessable Class A Common Share upon the occurrence of a transfer.

In 2023 fundraising activities, the Company entered into several share subscription agreements (“SPAs”) with a total investment amount of $10,834,290. An investment amount of $10,784,290 was completed with equity registration on February 16, 2024. With the approval of the Board of Directors, 1,651,503 Class A Common Shares were issued, each with a par value of $0.001. Additionally, 25,000 Class A Common Shares and 250,000 Class B Common Shares were canceled.

In the 2024 fundraising activity, the Company entered into several SPAs, with a total investment amount of $9,120,000. An investment amount of $7,120,000 was completed with equity registration on November 19, 2024. In the same equity registration on November 19, 2024, an investment of $100,000 from the 2023 SPA, a principal amount of $1,400,000 converted under SAFE agreements, and an amount of $86,059 from the 2021 ESOP Plan share subscription that has not yet been registered were also included. With the approval of the Board of Directors, 1,410,045 Class A Common Shares were issued, each with a par value of $0.001. The investment amount of $2,000,000 received in the second half of 2024 is reflected in the capital collected in advance for the year ended December 31, 2024. The relevant statutory registration procedures have not been completed as of December 31, 2024.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

As of December 31, 2024, the total number of issued shares of the Company was 80,865,751, consisting of 12,000,455 Class A Common Shares and 68,865,296 Class B Common Shares. As of December 31, 2023, the total number of issued shares was 78,079,203 shares, consisting of 8,963,907 Class A Common Shares and 69,115,296 Class B Common Shares.

As long as there has not been an IPO from the Company and the shareholder, SBI Digital Strategic Investment Co., Ltd. (“SBI”, formerly known as SBI Crypto Investment Co., Ltd.), holds at least 12.5% of the issued shares of the Company, the Company shall not undertake any significant matters without the consent of SBI.

(b)	Capital Surplus

	December 31, 2024	December 31, 2023
Additional paid-in capital	$49,926,656	30,219,928
Employee share options	941,697	941,697
Donation from shareholders	810,000	810,000

Total	$51,678,353	31,971,625

(c)	Retained Earnings and Earnings Distribution

In accordance with the Articles of Incorporation of the Company, the earnings distribution is governed as follows:

1.

Subject to the Companies Law of the Cayman Islands (the “Law”), the payment of dividends shall be at the sole discretion of the Directors. The Directors may, from time to time, pay interim dividends to the members, provided such dividends are justified by the profits of the Company. Dividend shall only be paid from profits, the share premium account, or in any other manner permitted by the Law.

2.

Before recommending any dividend, the Directors may set aside from the Company’s profits such amount as they deem appropriate as reserves, which, at their discretion, may be applicable for meeting contingencies, equalizing dividends, or for any other purpose to which the Company’s profits may properly be applied. Pending such application, the Directors may, at their discretion, either employ the funds in the Company’s business or invest them in such investments (other than the Company’s shares) as they may deem fit. The Directors may also, without allocating such funds to reserves, carry forward any profits they consider prudent not to distribute.

(d)	Other Equity

Exchange differences on translation of foreign financial statements
Balance at January 1, 2024	$1,233,711
Exchange differences on foreign currency	1,321,938

Balance at December 31, 2024	$2,555,649

Balance at January 1, 2023	$1,286,954
Exchange differences on foreign currency	(53,243)

Balance at December 31, 2023	$1,233,711

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(e)	Non-controlling Interest

	2024	2023
Balance at the beginning of year	$5,988	—
Equity attributable to non-controlling interests
Loss for the year	(2,372)	(32,664)
Other comprehensive income during the year	(154)	4
Acquisition of non-controlling interest	—	446,786
Purchase of subsidiaries shares from non-controlling interest	—	(388,002)
Declaration of cash dividends	—	(20,136)

Total	$3,462	5,988

NOTE 17.	Income Taxes

The Company is incorporated in the Cayman Islands, a tax-free jurisdiction; accordingly, pretax income generated by the Company is not subject to local income tax. The Company’s taxable income primarily arises from its operations in Taiwan (R.O.C.), where the majority of the income tax expenses related to operating activities are incurred, subject to the statutory income tax rate of 20%. Other foreign subsidiaries calculate their income taxes in accordance with the respective local tax laws and regulations.

(a)	Income tax expense (benefit) recognized in profit or loss

Income tax expense (benefit) consisted of the following:

	2024	2023
Loss before income tax	$(10,274,896)	(6,787,967)

Income tax calculated based on local statutory rate	$(1,653,392)	(1,175,582)
Change in unrecognized temporary differences	200,152	(15,176)
Current-year losses for which no deferred tax assets were recognized	1,367,559	1,168,802
Non-deductible expenses	92,448	15,227
Other	(9,383)	—

Income tax benefit	$(2,616)	(6,729)

(b)	Unrecognized deferred tax assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	December 31, 2024	December 31, 2023
Tax effect of deductible temporary differences	$326,000	137,458
Unused tax loss carryforward	8,045,683	7,181,230

Total	$8,371,683	7,318,688

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Income Tax Act of Taiwan (R.O.C.) and Japan allow net losses, as assessed by their respective tax authority, to offset taxable income over a period of ten years for local tax reporting purposes. In contrast, tax losses in Hong Kong can be carried forward indefinitely. In the United States, federal tax losses can be carried forward indefinitely, while state tax losses will expire within a range of 10 to 20 years.

Deferred tax assets have not been recognized for these items, as it is not probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

As of December 31, 2024, the expiration period for the aforementioned unused loss carryforwards for statutory tax purposes were as follows:

Jurisdiction	Unused tax loss	Expiration Year
Taiwan	$35,085,772	2025~2034
Japan	701,152	2025~2034
Hong Kong	132,495	Indefinite Period
United States	3,102,952	2036~Indefinite Period

As of December 31, 2024, The Company’s profitability trend had not yet fully stabilized. The remaining $8,045,683 of the tax losses were not recognized as deferred tax assets, as their recoverability had not yet been determined.

(c)	Assessments by the tax authorities

The Company’s primary taxing jurisdiction is Taiwan. The income tax returns of all Taiwan subsidiaries have been examined and assessed by the Taiwan (R.O.C.) tax authorities through 2023. Income tax returns of Taiwanese entities are routinely examined by the tax authorities, and it is possible that a future examination could lead to either a positive or negative adjustment to the Company’s unrecognized tax benefits within the next 12 months. However, management is unable to estimate the range of the tax benefits or detriment as of December 31, 2024.

NOTE 18.	Loss Per Share

Basic and diluted loss per share is computed as follows:

(a)	Loss attributable to common shareholders

	2024	2023
Loss attributable to common shareholders	$(10,269,908)	(6,748,574)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)	Weighted average number of common shares

	2024	2023
Issued ordinary shares at January 1	78,079,203	78,079,203
Effect of shares issued	2,399,715	—
Effect of shares of capital collected in advance	13,717	906,020
Effect of shares canceled	(240,437)	—
Effect of shares converted from SAFE agreements	163,238	—

Weighted average number of ordinary shares at December 31	80,415,436	78,985,223

Basic and diluted loss per share	$(0.13)	(0.09)

NOTE 19.	Financial Instruments

(a)	Categories of financial instruments

1.	Financial assets

	December 31, 2024	December 31, 2023
Measured at amortized cost:
Cash and restricted cash	$8,721,758	7,997,008
Notes receivable	—	4,025
Accounts receivable	299,359	353,356
Other receivables	51,834	61,404
Other receivables – related parties	—	17,311
Other financial assets (including current and non-current portions)	6,118,586	5,335,670

Total	$15,191,537	13,768,774

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.	Financial liabilities

	December 31, 2024	December 31, 2023
Non derivative financial liabilities:
Accounts payable	$1,687,449	1,803,574
Other payables	2,053,402	1,239,606
Other payables to related parties	1,723,390	1,965,415
Lease liabilities (including current portion)	4,966,511	724,154
Non-current financial liabilities at fair value through profit or loss	—	1,707,248
Long-term borrowings (including current portion)	1,133,887	861,078
Preference share liabilities (including current portion)	1,976,365	2,067,326
Guarantee deposits received (classified under other non-current liabilities)	72,768	50,458
Other payables (classified under other non-current liabilities)	127,114	55,456

Total	$13,740,886	10,474,315

(b)	Liquidity risk

The table below summarizes the maturity profile of financial liabilities, including principal and estimated interest payments.

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
December 31, 2024
Non derivative financial liabilities
Accounts payable	$1,687,449	1,687,449	1,687,449	—	—
Other payables	2,053,402	2,053,402	2,053,402	—	—
Other payables to related parties	1,723,390	1,723,390	1,723,390	—	—
Lease liabilities (including current portion)	4,966,511	5,284,874	1,304,676	3,980,198	—
Long-term borrowings (including current portion)	1,133,887	1,228,579	394,775	833,804	—
Preference share liabilities (including current portion)	1,976,365	2,069,929	436,844	1,633,085	—
Guarantee deposits received	72,768	72,768	—	72,768	—
Other non-current liabilities, others	127,114	127,114	—	107,271	19,843

Total	$13,740,886	14,247,505	7,600,536	6,627,126	19,843

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
December 31, 2023
Non derivative financial liabilities
Accounts payable	$1,803,574	1,803,574	1,803,574	—	—
Other payables	1,239,606	1,239,606	1,239,606	—	—
Other payables to related parties	1,965,415	1,965,415	1,965,415	—	—
Lease liabilities (including current portion)	724,154	734,453	655,278	79,175	—
Non-current financial liabilities at fair value through profit or loss	1,707,248	1,707,248	—	1,707,248	—
Long-term borrowings (including current portion)	861,078	897,259	825,470	71,789	—
Preference share liabilities (including current portion)	2,067,326	2,201,998	132,069	1,747,376	322,553
Guarantee deposits received	50,458	50,458	—	50,458	—
Other non-current liabilities, others	55,456	55,456	—	55,456	—

Total	$10,474,315	10,655,467	6,621,412	3,711,502	322,553

The Company does not expect the cash flows included in the maturity analysis to occur materially earlier or in significantly different amounts.

(c)	Currency risk

1.	Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	December 31, 2024				December 31, 2023
	Foreign currency	Exchange rate		USD	Foreign currency	Exchange rate		USD
Financial assets
Monetary items
USD	$490,113	TWD/USD=	32.785	490,113	820,702	TWD/USD=	32.705	820,702
JPY	24,714,231	USD/JPY=	156.42	158,002	20,437,208	USD/JPY=	141.43	144,501
Financial liabilities
Monetary items
USD	$17,787,300	TWD/USD=	32.785	17,787,300	13,256,982	TWD/USD=	32.705	13,256,982

2.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of cash, accounts receivable, other receivables, accounts payable and other payables that are denominated in foreign currency.

If a 5% strengthening or weakening of the USD against the JPY and TWD, the Company’s net loss would have increased or decreased by $856,959 and $614,589 for the years ended December 31, 2024 and 2023, respectively.

3.	Foreign exchange gain and loss on monetary items

Since the Company operates with multiple functional currencies, foreign exchange gains and losses on monetary items are disclosed by their total amount. For years 2024 and 2023,

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

foreign exchange gain (loss) (including realized and unrealized portions) amounted to $(1,046,680) and $71,170, respectively.

(d)	Interest rate analysis

The following sensitivity analysis is based on the Company’s exposure to the interest rate risk from non-derivative financial instruments as of the reporting date. For assets with variable interest rates, the analysis assumes that the outstanding amount at the reporting date remains unchanged throughout the year. The rate of change is expressed as the increase or decrease in interest rates when reported internally to management, reflecting the Company management’s assessment of reasonably possible interest rate fluctuations.

If the interest rate had increased or decreased by 0.25%, the Company’s net loss for the years ended December 31, 2024 and 2023 would have increased or decreased by $164 and $256, respectively, with all other factors held constant. This is mainly due to the Company’s borrowing at variable rates.

(e)	Fair value information

1.	Fair value of financial instruments that are not measured at fair value

The Company considers that the carrying amounts of financial instruments measured at amortized cost, accounts payable, and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of long-term borrowings and preference share liabilities is determined by calculating the present value of future cash flows, discounted at interest rates assumed to be applicable to new borrowings with similar maturities to those of the existing the long-term borrowings.

2.	Fair value of financial instruments that are measured at fair value

Fair value measurements are classified into Levels 1 to 3 based on the degree of observability of the inputs used:

•	Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 inputs for the asset or liability that are not based on observable market data (unobservable inputs), which are developed using valuation techniques.

i.	Fair value hierarchy

		December 31, 2024
		Fair Value
	Book Value	Level 1	Level 2	Level 3	Total
Financial liabilities not measured at fair value
Long-term borrowings	$1,133,887	—	1,165,924	—	1,165,924
Preference share liabilities (including current portion)	1,976,365	—	1,952,034	—	1,952,034

Total	$3,110,252	—	3,117,958	—	3,117,958

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

		December 31, 2023
		Fair Value
	Book Value	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit or loss
Liabilities from SAFE agreements	$1,707,248	—	—	1,707,248	1,707,248

Financial liabilities not measured at fair value
Long-term borrowings	$861,078	—	853,375	—	853,375
Preference share liabilities (including current portion)	2,067,326	—	1,983,197	—	1,983,197

Total	$2,928,404	—	2,836,572	—	2,836,572

ii.	Valuation techniques and assumptions used in fair value measurement

The fair values of non-publicly traded financial instruments are mainly determined using market approach. The fair value of the SAFE agreements is derived from the weighted average value of various scenarios estimating the expected conversion value and payout amount. This calculation considers the probability and timing of each potential outcome, along with the risk-adjusted discount rate, which constitutes an unobservable input under Level 3 of the fair value hierarchy.

iii.	Reconciliation of Level 3 fair value measurements

The financial liabilities measured at Level 3 fair value arise from SAFE agreements which are classified as financial liabilities at fair value through profit or loss. The reconciliation of the opening balances to closing balances for Level 3 fair values for the years ended December 31, 2024 and 2023 was as follows:

	2024	2023
Balance at the beginning of year	$1,707,248	1,433,555
Issuance	—	430,000
Losses recognized in profit or loss	259,418	143,693
Settlement	(100,000)	(300,000)
Conversion	(1,866,666)	—

Balance at the end of year	$—	1,707,248

iv.	Level 3 recurring fair values

Sensitivity analysis:

2023
Gain (loss) from the change:
Increase of 5% in risk-adjusted discount rate	$43,322
Decrease of 5% in risk-adjusted discount rate	(46,586)

v.	Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2024 and 2023.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 20.	Financial Risk Management

Risk management framework

The Company’s risk management policies are designed to identify, analyze, and assess the risks faced by the Company. These policies aim to evaluate the potential impact of risks and implement measures to mitigate them. The Company’s Board of Directors oversees the monitoring of compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework relative to the risks the Company faced.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty may fail to fulfill its contractual obligations, potentially causing financial losses to the Company. The Company is exposed to credit risks though its operating activities, primarily accounts receivable, as well as through its investing activities, which primarily involve financial instruments with banks.

Accounts and other receivables

The Company has implemented a credit policy that includes conducting a credit assessment for each new customer before offering the Company’s standard payment and delivery terms and conditions. Purchase limits are set for each customer, representing the maximum open amount without requiring additional approval. These limits are reviewed on a quarterly basis.

(b)	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements for existing operations over the next 12 months. The Company manages liquidity risk by maintaining adequate working capital.

As of December 31, 2024, the Company’s working capital, along with investments from strategic investors through private offering, is sufficient to fulfill all of its contractual obligations. Therefore, management believes that the liquidity risk, arising from the inability to secure financing to fulfill contractual obligations, has been maintained at an acceptable level.

(c)	Market risk management

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates and interest rates. The objective of market risk management is to manage and control these exposures within acceptable parameters.

The Company’s policy is not to engage in derivative financial instruments for the purpose of profit generation and strives to achieve neutrality in its exposure to interest rate and foreign currency fluctuations.

NOTE 21.	Capital Management

The Company’s objectives in managing capital are to ensure the capacity to operate continuously, provide returns to shareholders, maintain the interests of other related parties, and maintain an optimal capital structure to minimize the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the dividend payment to the shareholders, reduce capital for redistribution to shareholders, issue new shares, or sell assets to settle liabilities. There were no changes to the Company’s approach to capital management during

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

the year ended December 31, 2024. Neither the Company nor its subsidiaries are subject to externally imposed capital management requirements.

	December 31, 2024	December 31, 2023
Total liabilities	$27,615,246	22,410,197
Less: cash and restricted cash	(8,721,758)	(7,997,008)

Net debt	$18,893,488	14,413,189

Equity attributable to owners of the parent	$(4,298,042)	(6,386,738)

NOTE 22.	Cash Flow Information

(a)	Non-cash transactions

	For the years ended December 31
	2024	2023
Decrease other receivables due from related parties	$17,311	—
Write off other payables from related parties-operating activities	(782)	—

Write off other payables from related parties-financing activities	16,529	—

Additions of property, plant and equipment	270,002	—
Change in other payables	(118,038)	—

Payments for acquisition of property, plant and equipment	$151,964	—

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)	Reconciliation of liabilities arising from financing activities was as follows:

		Cash flows		Non-cash flows
	January 1, 2024	Increase	Decrease	Write off other receivables from related parties	Payments from trust funds	Changes in lease payments/ loan installments	Fair value changes	Converted into share capital	Foreign exchange movement	Others	December 31, 2024
Long-term borrowings liabilities	$861,078	1,186,709	(831,391)	—	—	—	—	—	(82,509)	—	1,133,887
Other payables (installment payables)	—	—	(13,865)	—	—	118,038	—	—	(1,881)	—	102,292
Other payables from related parties	1,946,065	—	(216,478)	(16,529)	—	—	—	—	—	—	1,713,058
Guarantee deposits received	50,458	35,801	(9,557)	—	—	—	—	—	(3,934)	—	72,768
Other current liabilities – receipts under custody	10,404,218	923,093	—	—	527,382	—	—	—	—	—	11,854,693
Preference share liabilities	2,067,326	—	(101,592)	—	—	—	—	—	—	10,631	1,976,365
Non-current financial liabilities at fair value through profit or loss	1,707,248	—	(100,000)	—	—	—	259,418	(1,866,666)	—	—	—
Lease liabilities	724,154	—	(781,844)	—	—	5,096,577	—	—	(124,810)	52,434	4,966,511

Total liabilities from financing activities	$17,760,547	2,145,603	(2,054,727)	(16,529)	527,382	5,214,615	259,418	(1,866,666)	(213,134)	63,065	21,819,574

		Cash flows		Non-cash flows
	January 1, 2023	Increase	Decrease	Additions from acquisition	Payments from trust funds	Changes in lease payments	Fair value changes	Converted into share capital	Foreign exchange movement	Others	December 31, 2023
Long-term borrowings liabilities	$1,196,652	—	(335,574)	—	—	—	—	—	—	—	861,078
Other payables from related parties	2,174,161	—	(228,096)	—	—	—	—	—	—	—	1,946,065
Guarantee deposits received	4,378	25,497	(10,752)	31,298	—	—	—	—	37	—	50,458
Other current liabilities – receipts under custody	2,828,189	—	(696,133)	9,331,061	(1,058,899)	—	—	—	—	—	10,404,218
Preference share liabilities	2,025,945	—	—	—	—	—	26,209	—	—	15,172	2,067,326
Non-current financial liabilities at fair value through profit or loss	1,433,555	430,000	(300,000)	—	—	—	143,693	—	—	—	1,707,248
Lease liabilities	1,221,591	—	(763,225)	139,647	—	133,954	—	—	(7,813)	—	724,154

Total liabilities from financing activities	$10,884,471	455,497	(2,333,780)	9,502,006	(1,058,899)	133,954	169,902	—	(7,776)	15,172	17,760,547

Trust funds represent payments received on behalf of the customers and are recorded as other financial assets. As the Company’s use of these funds is restricted, any changes in these amounts are not reflected in the statement of cash flows.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 23.	Related-party Transactions

(a)	Parent company and ultimate controlling company

Obook Holdings Inc. is the ultimate controlling party of the Company.

(b)	Names and relationship of related parties

Name of related party	Relationship with the Company
Chun-Kai, Wang	Key management of the Company
Chung-Han, Hsieh	Key management of the Company

(c)	Significant transactions with related parties

1.	Other receivables due from related parties

(d) Account	Relationship	December 31, 2024	December 31, 2023
Other receivables due from related parties	Key management	$—	17,311

Other receivables represent payments made by the Company on behalf of its related party in relation to other expenses.

2.	Other payables to related parties

Account	Relationship	December 31, 2024	December 31, 2023
Other payables to related parties	Key management	$10,332	19,350

Other payables represent payments made by the related parties on behalf of the Company in relation to lease deposits and other expenses.

3.	Borrowings from related parties

Account	Relationship	December 31, 2024	December 31, 2023
Other payables	Key management	$1,713,058	1,946,065

Borrowings from related parties are interest-free and repayable in one year.

(d)	Key management personnel

1.	Joint guarantee

As of December 31, 2024 and 2023, the Company’s secure bank loans were guaranteed by key management personnel.

2.	Key management personnel compensation includes:

	2024	2023
Short-term employee benefits	$704,698	560,602
Post-employment benefits	25,052	18,136

Total	$729,750	578,738

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.	Equity contributions:

For the year ended December 31, 2024, key management personnel purchased 230,081 Class A Common Shares for a total cash consideration of US$1.62 million. The relevant statutory registration procedures have been completed ss of December 31, 2024.

NOTE 24.	Pledged Assets

Pledged assets	Object	December 31, 2024	December 31, 2023
Restricted cash and time deposit (classified under other financial assets)	Restricted cash	$5,397,240	4,869,858
Restricted time deposits (classified under other financial assets-non-current assets)	Deposits for travel agency operation and credit card agency	183,011	181,929
Guarantee deposits paid (classified under other financial non-current assets)	Deposits for credit card agency and office rental	538,335	283,883

Total		$6,118,586	5,335,670

NOTE 25.	Subsequent Events

(a)	Effective in January 2025, PayNow was transferred from OwlPay Holdings to be directly held by OBOOK Holdings Inc.

(b)

After the reporting date, the Company entered into several share subscription agreements with new investors with the total amount of $16.2 million, and the relevant statutory registration procedures have not been completed. Additionally, the Company entered into several SAFE agreements with the total amount of $2.5 million.

NOTE 26.	Segment Information

(a)	General information

The Company periodically reviews operating results, focusing on operating income generated by each segment. These operating results are used for resource allocation and/or performance assessment. The Company has five reportable segments, which are Payment services, Hospitality services, which include software services and platform services, E-commerce platform, and Other. Payment service mainly provides payment solutions for customers, including payment gateway services and payout services. Hospitality services focus on offering hospitality-related products, including software services and platform services. Hospitality-related software services provide the subscription to the OwlNest PMS and the add-on room fee collection services offered to the clients using OwlNest. Hospitality-related platform services that provide an OTA platform and offline platform services offering accommodation services. The e-commerce platform primarily engages in selling products online. Other services consist of small OwlTing Blockchain Services projects in collaboration with the Taiwan government.

(b)	Operating segments, segment revenue and operating results

The reportable segments of the Company represent strategic business units that provide different products and services. Since each strategic business unit requires different technologies and marketing strategies, they are managed separately.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company’s operating segment information and reconciliation are as follows:

For the year ended December 31, 2024	Payment	Hospitality		E-commerce	Other	Total
Revenue		Software service	Platform service
External customers	$4,027,727	1,158,366	1,622,861	751,635	9,041	7,569,630
Intersegment revenue	233,159	5,649	—	—	—	238,808

Segment revenue	$4,260,886	1,164,015	1,622,861	751,635	9,041	7,808,438

Eliminations						(238,808)

Total revenue						$7,569,630

Segment loss before tax	$(1,261,158)	(769,842)	(2,495,382)	(3,692,038)	8,725	(8,209,695)

Eliminations of intercompany profit or loss						191,182
Other corporate operating expense						(1,919,679)
Loss on financial liabilities at fair value through profit or loss						(259,418)
Other corporate non-operating income and expense						(77,286)

Loss before tax						$(10,274,896)

For the year ended December 31, 2023	Payment	Hospitality		E-commerce	Other	Total
Revenue		Software service	Platform service
External customers	$2,465,859	1,146,450	1,902,497	863,484	21,097	6,399,387
Intersegment revenue	156,433	116	—	—	—	156,549

Segment revenue	$2,622,292	1,146,566	1,902,497	863,484	21,097	6,555,936

Eliminations						(156,549)

Total revenue						$6,399,387

Segment loss before tax	$(316,241)	(656,826)	(1,719,825)	(3,384,358)	28,349	(6,048,901)

Eliminations of intercompany profit or loss						(7,215)
Other corporate operating expense						(534,433)
Loss on financial liabilities at fair value through profit or loss						(143,693)
Other corporate non-operating income and expense						(53,725)

Loss before tax						$(6,787,967)

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

	December 31, 2024	December 31, 2023
Contract liabilities – current	$1,735,806	1,268,303

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Revenue recognized in the current reporting period amounted to $830,533 and $808,664 for the years ended December 31, 2024 and 2023, respectively.

The changes in contract liabilities were mainly due to the time differences when the Company fulfills its obligation to the customer by providing services and when the customer makes the corresponding payment.

(c)	Geographic information

Revenue from external customers and the Company’s assets are mainly located in Taiwan.

(d)	Major customers

The customer base of the Company is large and diversified, and none of which contributes 10% or more to the Company’s revenue.

NOTE 27.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	2024	2023
Recognized in cost of revenues	$342,599	287,788
Recognized in operating expenses	915,027	581,914

Total	$1,257,626	869,702

(b)	Amortization of intangible assets

	2024	2023
Recognized in cost of revenues	$11,701	12,102
Recognized in operating expenses	72,127	66,359

Total	$83,828	78,461

(c)	Employee benefits expense

	2024	2023
Salary	$5,323,137	5,398,613
Labor and health insurance	502,756	426,515
Pension	245,471	248,684
Others	176,854	169,372

Total	$6,248,218	6,243,184

Employee benefits expense summarized by function
Recognized in cost of revenues	$994,178	949,916
Recognized in operating expenses	5,254,040	5,293,268

Total	$6,248,218	6,243,184

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the Company’s [Second Amended and Restated Memorandum and Articles of Association], which will become effective immediately prior to the completion of this listing, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities, or discretions as a director or officer of our company, including, without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit   to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have sold or issued the following securities without registering the securities under the Securities Act. We believe that each of the following sales or issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act, regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser(s)	Date of Sale or Issuance	Title and Total Number of Securities Issued	Total Consideration (in $’000)
Tin Tin Venture Inc.	2022.4.15	136,412 Class A Common Shares	1,782
Tomohiro Yokota	2022.4.15	6,000 Class A Common Shares	78
Employees of awards granted under Share Incentive Plan	2022.9.26	1,392,696 Class A Common Shares	2,908
Hung, Wei-Chen	2024.2.16	30,628 Class A Common Shares	200
Hung, Yu-Sheng	2024.2.16	30,628 Class A Common Shares	200
Matsutake Co., Ltd.	2024.2.16	918,836 Class A Common Shares	6,000
Fukuda Co., Ltd.	2024.2.16	49,005 Class A Common Shares	320
PHS Enterprise Co., Ltd.	2024.2.16	120,000 Class A Common Shares	784
Chang Yu-Shan	2024.2.16	2,000 Class A Common Shares	13
Moah LLC.	2024.2.16	5,360 Class A Common Shares	35
Marcin Pacholak	2024.2.16	2,000 Class A Common Shares	13
Concord Executive Group	2024.2.16	15,314 Class A Common Shares	100

Purchaser(s)	Date of Sale or Issuance	Title and Total Number of Securities Issued		Total Consideration (in $’000)
Huang, Yen-Chen	2024.2.16	3,000 Class A Common Shares		19
Anant Kanoi	2024.2.16	15,314 Class A Common Shares		100
Stellar Development Foundation	2024.2.16	459,418 Class A Common Shares		3,000
Employees of awards granted under Share Incentive Plan	2024.11.19	18,519 Class A Common Shares		86
Brabull Capital LLC.	2024.11.19	15,314 Class A Common Shares		100
Jam Tomorrow Ltd.	2024.11.19	306,279 Class A Common Shares		2,000
Little King Industries Co., Ltd.	2024.11.19	382,848 Class A Common Shares		2,500
Jangway Development Co., Ltd.	2024.11.19	153,139 Class A Common Shares		1,000
Jangbridge Development Co., Ltd.	2024.11.19	153,139 Class A Common Shares		1,000
Wang, Chun-Kai	2024.11.19	94,946 Class A Common Shares		620
Lin, Yu-Tien	2024.11.19	30,628 Class A Common Shares	(1)	150
Modernity Financial Holdings, Ltd.	2024.11.19	20,419 Class A Common Shares	(1)	100
Hsu, Te-Ying	2024.11.19	102,093 Class A Common Shares	(1)	500
Shea, Chih-Jui	2024.11.19	40,837 Class A Common Shares	(1)	200
Hung, Wei-Chen	2024.11.19	4,084 Class A Common Shares	(1)	20
Ong Kong Joo	2024.11.19	40,837 Class A Common Shares	(1)	200
Yang, Chi-Jung	2024.11.19	26,544 Class A Common Shares	(1)	130
Chiu, Wei-Ju	2024.11.19	20,419 Class A Common Shares	(1)	100
Wang, Chun-Kai	2024.11.15	135,135 Class A Common Shares	(2)	1,000
UNIVA Oak Holdings Limited	2024.12.18	135,135 Class A Common Shares	(2)	1,000
Lin, Tzu-Hung	2025.1.3	45,942 Class A Common Shares	(2)	30
ASIATECK Holdings Pte. Ltd.	2025.2.10	89,189 Class A Common Shares	(2)	66
Chang Living Tust	2025.05.07	3,000 Class A Common Shares	(2)	30
Hsu, Han-Sheng	2025.05.07	1,000 Class A Common Shares	(2)	10
Wang, Ming-Hui	2025.05.07	4,500 Class A Common Shares	(2)	45
Chu Hung Yeh	2025.05.15	2,000 Class A Common Shares	(2)	20
Ng Wai Man	2025.06.04	3,000 Class A Common Shares	(2)	30
Shih Yan-An	2025.06.05	3,000 Class A Common Shares	(2)	30
Lin Wing Lik	2025.06.18	13,000 Class A Common Shares	(2)	130
Cheng Chyun Jye	2025.06.20	25,000 Class A Common Shares	(2)	250
Outsmart Capital Limited	2025.06.20	100,000 Class A Common Shares	(2)	1,000
Tseng Pin Nan	2025.06.20	25,000 Class A Common Shares	(2)	250
Chao Ying Chen	2025.06.25	25,000 Class A Common Shares	(2)	250
Yeung Jonathan Man Kong Justin	2025.06.24	20,000 Class A Common Shares	(2)	200
Pang Ka Ming	2025.06.24	20,000 Class A Common Shares	(2)	200
Chui Yuen Shan Jessica	2025.06.27	1,250 Class A Common Shares	(2)	13
Ewan Markson-Brown	2025.06.27	6,800 Class A Common Shares	(2)	68
Yi-Chun Chen	2025.06.27	1,000 Class A Common Shares	(2)	10
Yu Yu Chuang	2025.06.27	3,500 Class A Common Shares	(2)	35
Tung, Ho-Kei	2025.06.29	1,000 Class A Common Shares	(2)	10
Chiu, Hua-Sheng	2025.06.30	3,000 Class A Common Shares	(2)	30
Cheng Hao	2025.07.01	1,000 Class A Common Shares	(2)	10
Chang, Tung-Yang	2025.07.01	1,100 Class A Common Shares	(2)	11
Hsu, Meng-Chun	2025.07.01	1,000 Class A Common Shares	(2)	10
Kao, Hsien Chih	2025.07.01	1,000 Class A Common Shares	(2)	10
Chiu, Li-Hsuan	2025.07.01	3,500 Class A Common Shares	(2)	35
Hsu, Huan-Chang	2025.07.02	1,000 Class A Common Shares	(2)	10

Purchaser(s)	Date of Sale or Issuance	Title and Total Number of Securities Issued		Total Consideration (in $’000)
Kung, Shih-Che	2025.07.07	15,000 Class A Common Shares	(2)	150
Yang, Jing-Ling	2025.07.07	15,000 Class A Common Shares	(2)	150
Liao, Chi-Hsien	2025.07.07	10,000 Class A Common Shares	(2)	100
Pan, Chun-Pin	2025.07.07	2,000 Class A Common Shares	(2)	20
Castlehouse Vcc	2025.07.08	1,000,000 Class A Common Shares	(2)	10,000
Wang, Horng-Pyn	2025.07.09	10,000 Class A Common Shares	(2)	100
Ual Group Holdings Inc.	2025.07.09	150,000 Class A Common Shares	(2)	1,500
Jeffrey She Ka Ming	2025.07.10	2,800 Class A Common Shares	(2)	28
Ku, Jung	2025.07.11	1,500 Class A Common Shares	(2)	15
Lee Nga Ching (Sophia Lee)	2025.07.11	6,000 Class A Common Shares	(2)	60
Mao, Jo-Yu	2025.07.11	1,000 Class A Common Shares	(2)	10
Tin Tin Venture	2025.07.11	9,600 Class A Common Shares	(2)	96
Lu Xiao	2025.07.11	1,000 Class A Common Shares	(2)	10
Tseng, Shu-Hua	2025.07.11	1,000 Class A Common Shares	(2)	10
Han, Ming-Huei	2025.07.11	3,000 Class A Common Shares	(2)	30
Pao, Shy-Tzu	2025.7.11	10,000 Class A Common Shares	(2)	100
Tasi, Chih-Jen	2025.7.11	5,000 Class A Common Shares	(2)	50
Chen, Yin-Chieh	2025.7.11	2,500 Class A Common Shares	(2)	25
Other investors	2025.04 - 2025.07	12,520 Class A Common Shares	(2)(3)	125

(1)	Upon conversion of rights under SAFE agreements initially entered into in 2022 and 2023.
(2)	Pending formal registration on the Company’s register of members.
(3)	Consists of 33 investors each with investment amounts below US$10,000.

Item 8.	Exhibits and Financial Statement Schedule

The exhibits listed in the exhibit index, appearing elsewhere in this Registration Statement, have been filed as a part of this Registration Statement.

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the audited consolidated financial statements or notes thereto.

Item 9.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to Section 10(a)(4) of the Securities Act of 1933 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1*	Amended and Restated Memorandum and Articles of Association, as currently in effect

3.2*	Form of Second Amended and Restated Memorandum and Articles of Association to be in effect immediately prior to the consummation of this offering

4.1*	Form of Registrant’s Class A Common Shares certificate

5.1*	Opinion of Harney Westwood & Riegels regarding the validity of Class A Common Shares

10.1*	2021 Share Incentive Plan

10.2*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and executive officers of the Registrant

10.4*	English Translation of Share Purchase Agreements dated December 1, 2022, July 17, 2023 and August 1, 2023, between OwlPay Holdings and certain shareholders of PayNow

10.5*	Investor Rights Agreement, dated April 9, 2018, among SBI Digital Strategic Investment Co., Ltd. (formerly named SBI Crypto Investment Co., Ltd.), Chun-Kai Wang (Darren Wang), Chung-Han Hsieh (John Hsieh) and the Registrant

10.6*	English Translation of Share Subscription Agreement, dated May 18, 2020, between the National Development Fund, Executive Yuan and the Registrant, as amended on November 15, 2021 and July 21, 2023, and the letter correspondence between Taipei Computer Associate and the Company regarding the supplemental interpretation of certain clause of Share Subscription Agreement, dated December 12, 2024 and February 7, 2025

10.7*	Share Subscription Agreements between the Registrant and certain investors in the Registrant, dated as of various dates in 2023 and 2024

10.8*	Simple Agreements for Future Equity between the Registrant and certain purchasers, dated as of various dates in March 2023 and February 2025

10.9*	English Translation of Loan Agreement, dated February 11, 2022, between Chun-Kai Wang (Darren Wang) and OWLTING Travel Service Inc.

10.10*	English Translation of Loan Agreement, dated May 27, 2022, between Chun-Kai Wang (Darren Wang) and the Registrant

10.11*	English Translation of Loan Agreement, dated May 27, 2022, between Chun-Kai Wang (Darren Wang) and OBOOK Inc.

10.12*	English Translation of Loan Agreement, dated September 8, 2022, between Chung-Han Hsieh (John Hsieh) and the Registrant

10.13*	English Translations of Real Estate Lease Agreements, each dated May 31, 2024, between Baoyuan Development Co., Ltd. and each of OBOOK Inc., OwlTing Travel Service Inc. and PayNow Inc.

10.14*	English Translation of Real Estate Lease Agreement, dated March 25, 2024, between OBOOK Inc. and PayNow Inc.

10.15*	English Translation of Property Lease Agreement, dated March 14, 2023, between OwlStay Inc. and the lessor

10.16*	English Translation of Property Lease Agreement, dated March 15, 2024, between OwlStay Inc. and the lessor

Exhibit Number	Description of Exhibit

10.17*	English Translation of Home Stay Management Entrustment Agreement, dated August 1, 2019, between OwlStay Inc. and the principal in charge of the home stay

10.18*	English Translation of Home Stay Management Entrustment Agreement, dated April 25, 2024, between OwlStay Inc. and the principal in charge of the home stay

10.19*	English Translation of Home Stay Management Entrustment Agreement, dated May 23, 2024, between OwlStay Inc. and the principal in charge of the home stay

10.20*	English Translation of Home Stay Management Entrustment Agreement, dated January 1, 2020, between OwlStay Inc. and the principal in charge of the home stay

10.21*	English Translation of Home Stay Management Entrustment Agreement, dated August 21, 2020, between OwlStay Inc. and the principal in charge of the home stay

10.22*	English Translation of Home Stay Management Entrustment Agreement, dated May 31, 2019, between OwlStay Inc. and the principal in charge of the home stay

21.1*	List of Significant Subsidiaries

23.1*	Consent of KPMG, an independent registered public accounting firm

23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page to the registration statement)

99.1*	Code of Business Conduct

107*	Filing fee table

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei City, Taiwan on    , 2025.

OBOOK Holdings Inc.

By:
Name: Chun-Kai Wang Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Chun-Kai Wang as attorney-in-fact and agent with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney-in-fact and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A common shares of the registrant (the “Securities”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney-in-fact and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated.

[Signature Page Follows]

Signature	Title	Date

Chun-Kai Wang	Chairman and Chief Executive Officer (principal executive officer)

Chung-Han Hsieh	Director and Chief Technology Officer

Hsiang-Chih Wang	Director

Chih-Chang Yu	Director

Te-Yung Hsu	Director

Meyer Samuel Frucher	Director

Hsing-Ju Tsai	Director

Wei-Li Lin	Chief Financial Officer (principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly appointed representative in the United States of OBOOK Holdings Inc. has signed this Registration Statement or amendment thereto in the city of             , State of         on      ,    .

By:
Name:
Title: